Exhibit 99.1

中国石油

PetroChina

2013 ANNUAL REPORT

PETROCHINA COMPANY LIMITED

Hong Kong Stock Exchange Stock Code: 857   New York Stock Exchange Symbol: PTR   Shanghai Stock Exchange Stock Code: 601857

PetroChina

2013 ANNUAL REPORT

PETROCHINA COMPANY LIMITED

CONTENTS

IMPORTANT NOTICE	2
CORPORATE PROFILE	3
SUMMARY OF FINANCIAL DATA AND FINANCIAL INDICATORS	6
CHANGES IN SHAREHOLDINGS AND INFORMATION ON SHAREHOLDERS	9
CHAIRMAN’S REPORT	16
BUSINESS OPERATING REVIEW	19
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS	25
SIGNIFICANT EVENTS	38
CONNECTED TRANSACTIONS	45
CORPORATE GOVERNANCE	52
SHAREHOLDERS’ RIGHTS AND SHAREHOLDERS’ MEETINGS	62
DIRECTORS’ REPORT	64
REPORT OF THE SUPERVISORY COMMITTEE	76
DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES	80
INFORMATION ON CRUDE OIL AND NATURAL GAS RESERVES	94

FINANCIAL STATEMENTS
PREPARED IN ACCORDANCE WITH CHINA ACCOUNTING STANDARDS	98
PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS	166

CORPORATE INFORMATION	225
DOCUMENTS AVAILABLE FOR INSPECTION	229
CONFIRMATION FROM THE DIRECTORS AND SENIOR MANAGEMENT	230

Important Notice

IMPORTANT NOTICE

The Board of Directors (the “Board” or “Board of Directors”) of PetroChina Company Limited (the “Company”), the Supervisory Committee and the Directors, Supervisors and senior management of the Company warrant the truthfulness, accuracy and completeness of the information contained in this annual report and that there are no material omissions from, or misrepresentation or misleading statements contained in this annual report, and jointly and severally accept full responsibility thereof.

The 2013 Annual Report has been approved at the twelfth meeting of the Fifth Session of the Board of Directors. Mr Liu Hongru and Mr Cui Junhui, independent non-executive Directors of the Company, were absent from the twelfth meeting of the Fifth Session of the Board but had separately authorised Mr Chen Zhiwu and Mr Li Yongwu, independent non-executive Directors of the Company in writing to attend the meeting by proxy and to exercise their voting rights on their behalf. Mr Zhou Jiping, Chairman of the Company, Mr Wang Dongjin, Director and President of the Company, and Mr Yu Yibo, Chief Financial Officer of the Company, warrant the truthfulness, accuracy and completeness of the financial statements in this annual report. No substantial shareholder of the Company has utilised the funds of the Company for non-operating purposes.

The financial statements of the Company and its subsidiaries (the “Group”) have been prepared in accordance with China Accounting Standards (“CAS”) and International Financial Reporting Standards (“IFRS”), respectively. The financial statements of the Group for 2013, which have been prepared in accordance with CAS and IFRS, have been audited by KPMG Huazhen (Special General Partnership) and KPMG Certified Public Accountants, respectively. Both firms have issued unqualified opinions on the financial statements.

The Board recommends a final dividend of RMB0.15755 per share (inclusive of applicable tax) for 2013, which is based on 45% of the net profit of the Group for the twelve months ended December 31, 2013 after deducting the interim dividend for 2013 paid on October 24, 2013. The proposed final dividend is subject to shareholders’ review and approval at the forthcoming annual general meeting to be held on May 22, 2014.

This annual report contains certain forward-looking statements with respect to the financial position, operational results and business of the Group. These forward-looking statements are, by their names, subject to significant risks and uncertainties because they relate to events and depend on circumstances that may occur in the future and are beyond our control. The forward-looking statements reflect the Group’s current views with respect of future events and are not a guarantee of future performance. Actual results may differ from information contained in the forward-looking statements.

002

2013 ANNUAL REPORT	Corporate Profile

CORPORATE PROFILE

The Company was established as a joint stock company with limited liability under the Company Law of the People’s Republic of China (the “PRC” or “China”) on November 5, 1999 as part of the restructuring of the China National Petroleum Corporation (“CNPC”).

The Group is the largest oil and gas producer and seller occupying a leading position in the oil and gas industry in the PRC and one of the largest companies in the PRC in terms of revenue and one of the largest oil companies in the world. The Group principally engages in, among others, the exploration, development, production and sales of crude oil and natural gas; the refining of crude oil and petroleum products; the production and sales of basic and derivative chemical products and other chemical products; the marketing and trading of refined products; and the transmission of natural gas, crude oil and refined products, and the sales of natural gas.

The American Depositary Shares (the “ADSs”), H shares and A shares of the Company were listed on the New York Stock Exchange, The Stock Exchange of Hong Kong Limited (“HKSE” or “Hong Kong Stock Exchange”) and Shanghai Stock Exchange on April 6, 2000, April 7, 2000 and November 5, 2007 respectively.

Registered Chinese Name of the Company:
English Name of the Company:	PetroChina Company Limited
Legal Representative of the Company:	Zhou Jiping
Secretary to the Board:	Wu Enlai
Address:	No. 9 Dongzhimen North Street
Dongcheng District
Beijing, PRC
Telephone:	86(10) 5998 5667
Facsimile:	86(10) 6209 5667
Email Address:	jh_dong@petrochina.com.cn

Representative on Securities Matters:	Liang Gang
Address:	No. 9 Dongzhimen North Street
Dongcheng District
Beijing, PRC
Telephone:	86(10) 5998 6959
Facsimile:	86(10) 6209 9559
Email address:	liangg@petrochina.com.cn

003

Corporate Profile

Representative of the Hong Kong
Representative Office:	Wei Fang
Address:	Suite 3705, Tower 2, Lippo Centre
89 Queensway, Hong Kong
Telephone:	(852) 2899 2010
Facsimile:	(852) 2899 2390
Email Address:	hko@petrochina.com.hk

Legal Address of the Company:	World Tower, 16 Andelu
Dongcheng District,
Beijing, PRC
Postal Code:	100011
Principal Place of Business:	No. 9 Dongzhimen North Street
Dongcheng District
Beijing, PRC
Postal Code:	100007
Internet Website:	http://www.petrochina.com.cn
Company’s Email:	jh_dong @petrochina.com.cn

Newspapers for Information Disclosure:	A shares: China Securities Journal, Shanghai
Securities News and Securities Times

Internet Website Publishing this annual report designated by the China Securities Regulatory Commission:

http://www.sse.com.cn

Copies of this annual report are available at:

No. 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC

Places of Listing:
A shares:	Shanghai Stock Exchange
Stock Name:	PetroChina
Stock Code:	601857
H shares:	Hong Kong Stock Exchange
Stock Code:	857
ADSs:	The New York Stock Exchange
Symbol:	PTR

004

2013 ANNUAL REPORT	Corporate Profile

Other relevant information:
Registration Status of the Company:	July 22, 2013 (Change of legal representative)
Registration Authority of the Company:	State Administration for Industry & Commerce
Registration Retrieval and Enquiry	Website of State Administration for Industry & Commerce of the PRC (http://www.saic.gov.cn)
Enterprise Legal Business Licence
Registration No.:	100000000032522
Taxation Registration No.:	110102710925462
Organisation No.:	71092546-2

Names and Addresses of Auditors of the Company:
Domestic Auditors:
Name:	KPMG Huazhen (Special General Partnership)
Address:	8th Floor, Tower E2, Oriental Plaza
1 East Chang An Avenue
Dongcheng District
Beijing, PRC
Signing accountants:	Zhang Jingjing, CPA
Duan Yuhua, CPA

Overseas Auditors:
Name:	KPMG Certified Public Accountants
Address:	8th Floor, Prince’s Building,
10 Chater Road
Central, Hong Kong

005

Summary of Financial Data and
Financial Indicators

SUMMARY OF FINANCIAL DATA AND

FINANCIAL INDICATORS

1. Key Financial Data Prepared under IFRS

Unit: RMB Million
	As at or for the year ended December 31
Items	2013	2012	2011	2010	2009
Turnover	2,258,124	2,195,296	2,003,843	1,465,415	1,019,275
Profit from operations	188,642	174,519	182,461	187,777	143,444
Profit before income tax expense	178,063	166,811	184,215	189,305	140,032
Income tax expense	(35,789)	(36,191)	(38,256)	(38,513)	(33,473)
Profit for the year	142,274	130,620	145,959	150,792	106,559
Attributable to:
Owners of the Company	129,599	115,326	132,961	139,992	103,387
Non-controlling interest	12,675	15,294	12,998	10,800	3,172

Basic and diluted earnings per share for profit attributable to owners of the company (RMB)(2)	0.71	0.63	0.73	0.76	0.56
Total current assets	430,953	392,805	361,590	264,196	275,606
Total non-current assets	1,911,157	1,776,091	1,555,996	1,392,291	1,174,682
Total assets	2,342,110	2,168,896	1,917,586	1,656,487	1,450,288
Total current liabilities	645,489	574,748	560,038	429,736	388,553
Total non-current liabilities	426,686	413,400	275,002	216,622	154,034
Total liabilities	1,072,175	988,148	835,040	646,358	542,587
Equity
Attributable to:
Owners of the Company	1,132,735	1,064,010	1,002,745	938,926	847,223
Non-controlling interest	137,200	116,738	79,801	71,203	60,478
Total equity	1,269,935	1,180,748	1,082,546	1,010,129	907,701
Other financial data
Capital expenditures	318,696	352,516	284,391	276,212	266,836
Net cash flows from operating activities	288,529	239,288	290,155	318,796	268,017
Net cash flows used for investing activities	(266,510)	(332,226)	(283,638)	(299,302)	(267,498)
Net cash flows (used for) / from financing activities	(12,239)	75,356	9,259	(60,944)	53,077
Return on net assets (%)	11.4	10.8	13.3	14.9	12.2

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2013 ANNUAL REPORT	Summary of Financial Data and
Financial Indicators

Notes:

(1)	Due to business combinations under common control completed in 2009, the relevant financial statements of the Group have been restated in a manner identical to a pooling of interests to reflect the acquisitions.
(2)	As at December 31, 2009, 2010, 2011, 2012 and 2013 respectively, basic and diluted earnings per share were calculated by dividing the net profit with the number of shares of 183,021 million issued for each of these financial years.

2. Key Financial Data Prepared under CAS

(1)	Key financial data and financial indicators

Unit: RMB million
Items	For the year 2013	For the year 2012	Changes from the preceding year to this year (%)	For the year 2011
Operating income	2,258,124	2,195,296	2.9	2,003,843
Operating profit	151,711	165,431	(8.3)	184,517
Net profit attributable to equity holders of the Company	129,577	115,323	12.4	132,984
Net profit after deducting non-recurring profit/loss items attributable to equity holders of the Company	116,653	119,653	(2.5)	137,905
Net cash flows from operating activities	288,529	239,288	20.6	290,155
Weighted average returns on net assets (%)	11.4	11.1	0.3 percentage point	13.6
Basic earnings per share (RMB)	0.71	0.63	12.4	0.73
Diluted earnings per share (RMB)	0.71	0.63	12.4	0.73

Items	As at the end of 2013	As at the end of 2012	Changes from the end of the preceding year to the end of this year (%)	As at the end of 2011
Total assets	2,342,004	2,168,837	8.0	1,917,528
Equity attributable to equity holders of the Company	1,132,850	1,064,147	6.5	1,002,885

007

Summary of Financial Data and
Financial Indicators

(2)	Non-recurring profit/loss items

Unit: RMB million
Non-recurring profit/loss items	For the year 2013
Net loss on disposal of non-current assets	(3,537)
Government grants recognised in the current period income statement	2,908
Net loss on disposal of available-for-sale financial assets	(3)
Reversal of provisions for bad debts against receivables	80
Gain on disposal of certain pipeline net assets and operations	24,822

Other non-operating income and expenses	(5,330)

18,940

Tax impact of non-recurring profit/loss items	(6,355)
Impact of minority interests	339

Total	12,924

(3)	Items to which fair value measurement is applied

Unit: RMB million
Name of Items	Balance at the beginning of the reporting period	Balance at the end of the reporting period	Changes in the reporting period	Amount affecting the profit of the reporting period
Available-for-sale financial assets	494	530	36	—

3. Differences Between CAS and IFRS

The consolidated net profit for the year under IFRS and CAS were RMB142,274 million and RMB142,229 million respectively, with a difference of RMB45 million; the consolidated shareholders’ equity as at the end of the year under IFRS and CAS were RMB1,269,935 million and RMB1,269,908 million respectively, with a difference of RMB27 million. These differences under the different accounting standards were primarily due to the revaluation for assets other than fixed assets and oil and gas properties in 1999.

During the Restructuring in 1999, a valuation was carried out in 1999 for assets and liabilities injected by CNPC. Valuation results on assets other than fixed assets and oil and gas properties were not recognised in the financial statements prepared under IFRS.

008

2013 ANNUAL REPORT	Changes in Shareholdings and
Information on Shareholders

CHANGES IN SHAREHOLDINGS AND

INFORMATION ON SHAREHOLDERS

1.	Changes in Shareholdings

Unit: Shares
		Pre-movement		Increase/decrease (+/-)					Post-movement
		Numbers of shares	Percentage (%)	New Issue	Bonus Issue	Conversion from Reserves	Others	Sub-total	Numbers of shares	Percentage (%)
I	Shares with selling restrictions	400,000,000	0.22	—	—	—	-400,000,000	-400,000,000	0	0
1.	State-owned shares	—	—	—	—	—	—	—	—	—
2.	Shares held by state-owned companies	400,000,000	0.22	—	—	—	-400,000,000	-400,000,000	0	0
3.	Shares held by other domestic investors	—	—	—	—	—	—	—	—	—
of which:
Shares held by companies other than state-owned companies		—	—	—	—	—	—	—	—	—
Shares held by domestic natural persons		—	—	—	—	—	—	—	—	—
4.	Shares held by foreign investors	—	—	—	—	—	—	—	—	—
II	Shares without selling restrictions	182,620,977,818	99.78	—	—	—	400,000,000	400,000,000	183,020,977,818	100.00
1.	RMB-denominated ordinary shares	161,522,077,818	88.25	—	—	—	400,000,000	400,000,000	161,922,077,818	88.47
2.	Shares traded in non-RMB currencies and listed domestically	—	—	—	—	—	—	—	—	—
3.	Shares listed overseas	21,098,900,000	11.53	—	—	—	—	—	21,098,900,000	11.53
4.	Others	—	—	—	—	—	—	—	—	—

III	Total Shares	183,020,977,818	100.00	—	—	—	—	—	183,020,977,818	100.00

009

Changes in Shareholdings and
Information on Shareholders

2. Changes in Shares with Selling Restrictions

Unit: Shares
Name of Shareholders	Number of shares with selling restrictions at the beginning of the year	Number of shares with selling restrictions expired in the year	Change in number of shares with selling restrictions in the year	Number of shares with selling restrictions at the end of the year	Reasons for selling restrictions	Expiry date of selling restrictions
National Council for Social Security Fund of the PRC (“NSSF”)	400,000,000	400,000,000	-400,000,000	0	Pursuant to Article 13 of the Implementing Measures on the Transfer of Part of the State-Owned Shares to NSSF in Domestic Securities Market jointly issued by the Ministry of Finance of the PRC, the State-owned Assets Supervision and Administration Commission of the PRC, China Securities Regulatory Commission and NSSF, CNPC transferred part of its state-owned shares in the Company to NSSF. NSSF has extended the lock-up period for another three years in addition to assuming the original state-owned shareholders’ statutory and voluntary commitments on lock-up periods.	November 8, 2013

Total	400,000,000	400,000,000	-400,000,000	0

3. Issue and Listing of Securities:

(1) Issue of securities in the past three years

As at the end of the reporting period, there was no issue of shares in the past three years.

For the issue of bonds, please read the section “Significant Events” of this annual report.

(2) Shares held by Employees

During the reporting period, no shares for employees of the Company were in issue.

4. Number of Shareholders and Shareholdings

The number of shareholders of the Company as at December 31, 2013 was 980,310, including 972,401 holders of A shares and 7,909 registered holders of H shares (including 264 holders of the American Depository Shares). The minimum public float requirements of the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Listing Rules”) are satisfied.

010

2013 ANNUAL REPORT	Changes in Shareholdings and
Information on Shareholders

The total number of shareholders of the Company as at March 14, 2014 was 971,417, including 963,483 holders of A shares and 7,934 registered holders of H shares (including 283 holders of the ADSs).

(1) Shareholdings of the top ten shareholders as at the end of the reporting period

Unit: Shares
Name of shareholders	Nature of shareholders	Percentage of shareholding (%)	Number of shares held		Increase and decrease during the Reporting Period (+, -)	Number of shares with selling restrictions	Number of shares pledged or subject to lock-ups
CNPC	State-owned	86.35	158,033,693,528	[1]	0	0	0
HKSCC Nominees Limited[2]	Overseas legal person	11.38	20,830,070,436	[3]	6,043,660	0	0
National Council for Social Security Fund of the PRC	State-owned legal person	0.219	400,000,000		0	0	0
China Securities Finance Corporation Limited	State-owned legal person	0.114	209,168,334		209,168,334	0	0
Guangxi Investment Group Co., Ltd.	State-owned legal person	0.022	39,560,045		0	0	0
CSOP Asset Management Limited - CSOP FTSE China A50 ETF	Other	0.022	39,368,928		12,601,458	0	0
Industrial and Commercial Bank of China Limited - China Universal SCI Index Securities Investment	Other	0.020	37,434,039		-6,420,951	0	0
Industrial and Commercial Bank of China Limited - Shanghai 50 Index ETF Securities Investment Fund	Other	0.019	33,937,931		6,138,528	0	0
Bank of China Limited - Jiashi CSI 300 Index Trading Securities Investment Fund	Other	0.010	18,768,776		-8,879,797	0	0
China Life Insurance Company Limited - Dividends - Personal Dividends - 005L - FH002 Shanghai	Other	0.010	18,481,072		-10,189,809	0	0

Note 1:	Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.
Note 2:	HKSCC Nominees Limited is a subsidiary of the Hong Kong Stock Exchange and its principal business is to act as nominee on behalf of other corporate or individual shareholders.
Note 3:	291,518,000 H shares were indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing 0.16% of the total share capital of the Company. These shares were held in the name of HKSCC Nominees Limited.

011

Changes in Shareholdings and
Information on Shareholders

(2) Shareholdings of top ten shareholders of shares without selling restrictions as at the end of the reporting period

Unit: Shares
Ranking	Name of shareholders	Number of shares held		Types of shares
1	CNPC	158,033,693,528	[1]	A Shares
2	HKSCC Nominees Limited	20,830,070,436		H Shares
3	National Council for Social Security Fund of the PRC	400,000,000		A Shares
4	China Securities Finance Corporation	209,168,334		A Shares
5	Guangxi Investment Group Co., Ltd.	39,560,045		A Shares
6	CSOP Asset Management Limited - CSOP FTSE China A50 ETF	39,368,928		A Shares
7	Industrial and Commercial Bank of China Limited - China Universal SCI Index Securities Investment Fund	37,434,039		A Shares
8	Industrial and Commercial Bank of China Limited - Shanghai 50 Index ETF Securities Investment Fund	33,937,931		A Shares
9	Bank of China Limited - Jiashi CSI 300 Index Trading Securities Investment Fund	18,768,776		A Shares
10	China Life Insurance Company Limited - Dividends - Personal Dividends - 005L - FH002 Shanghai	18,481,072		A Shares

Note 1:	Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, which H shares were held in the name of HKSCC Nominees Limited.

Statement on connected parties or concert parties among the above-mentioned shareholders: except for “Industrial and Commercial Bank of China Limited - China Universal SCI Index Securities Investment Fund” and “Industrial and Commercial Bank of China Limited - Shanghai 50 Index ETF Securities Investment Fund” which are under the custody of Industrial and Commercial Bank of China Limited, the Company is not aware of any connection among or between the above top ten shareholders and top ten shareholders of shares without selling restrictions or that they are persons acting in concert as provided for in the Measures for the Administration of Acquisitions by Listed Companies.

012

2013 ANNUAL REPORT	Changes in Shareholdings and
Information on Shareholders

(3) Disclosure of Substantial Shareholders under the Securities and Futures Ordinance of Hong Kong

As at December 31, 2013, so far as the Directors are aware, persons other than a Director, Supervisor or senior management of the Company who have interests or short positions in the shares or underlying shares of the Company which are discloseable under Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance are as follows:

Name of shareholders	Nature of shareholding	Number of shares		Capacity	Percentage of such shares in the same class of the issued share capital (%)	Percentage of total share capital (%)
CNPC	A Shares	158,033,693,528	(L)	Beneficial Owner	97.60	86.35

	H Shares	291,518,000	(L)[1]	Interest of Corporation Controlled by the Substantial Shareholder	1.38	0.16

Aberdeen Asset Management Plc and its Associates (together the “Group”), on behalf of Accounts Managed by the Group	H Shares	2,085,364,265	(L)	Investment Manager	9.88	1.14

BlackRock, Inc.[2]		1,468,090,334	(L)	Interest of Corporation	6.95	0.80

	H Shares	32,978,000	(S)	Controlled by the Substantial Shareholder	0.15	0.018

JPMorgan Chase & Co.[3]	H Shares	1,287,825,919	(L)	Beneficial Owner/ Investment Manager/ Custodian Corporation/ Approved Lending Agent	6.10	0.70

		273,930,567	(S)	Beneficial Owner	1.30	0.15

		1,054,204,099	(LP)	Custodian Corporation/ Approved Lending Agent	5.00	0.58

(L) Long position    (S) Short position    (LP) Lending pool

Note 1:	291,518,000 H shares (long position) were held by Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC. CNPC is deemed to be interested in the H shares held by Fairy King Investments Limited.
Note 2:	Blackrock, Inc., through various subsidiaries, had an interest in the H shares of the Company, of which 1,468,090,334 H shares (long position) and 32,978,000 H shares (short position) were held in its capacity as interest of corporation controlled by the substantial shareholder.
Note 3:	JPMorgan Chase & Co., through various subsidiaries, had an interest in the H shares of the Company, of which 230,019,118 H shares (long position) and 273,930,567 H shares (short position) were held in its capacity as beneficial owner, 3,602,702 H shares (long position) were held in its capacity as investment manager and 1,054,204,099 H shares (long position) were held in its capacity as custodian corporation/approved lending agent. These 1,287,825,919 H shares (long position) included the interests held in its capacity as beneficial owner, investment manager and custodian corporation/approved lending agent.

013

Changes in Shareholdings and
Information on Shareholders

As at December 31, 2013, so far as the Directors are aware, save as disclosed above, no person (other than a Director, Supervisor or senior management of the Company) has an interest or short position in the shares of the Company according to the register of interests in shares and short positions kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance.

5. Information on Controlling Shareholder and the Ultimate Controller

There was no change in the controlling shareholder or the ultimate controller during the reporting period.

(1) Controlling shareholder

The controlling shareholder of the Company is CNPC which was established in July 1998. CNPC is a petroleum and petrochemical conglomerate that was formed in the wake of the restructuring launched by the State Council to restructure the predecessor of CNPC, China National Petroleum Company .. CNPC is also a state-authorised investment corporation and state-owned enterprise and its organisation code and registered capital are 10001043-3 and RMB379,863.46 million. Its legal representative is Mr Zhou Jiping. CNPC is an integrated energy corporation with businesses covering oil and gas exploration and development, refining and petrochemical, oil product marketing, oil and gas storage and transportation, oil trading, engineering and technical services and petroleum equipment manufacturing.

In 2013, CNPC was committed to building itself into a globally integrated energy corporation with truly international standards. In balancing the dynamics on both the international and domestic fronts, CNPC focused on development by following the guidelines of “quality, profitability and sustainability”, its asset base was expanded constantly and operational results remained positive, reflecting a robust financial condition as a whole; there was a steady growth in major production indicators and efficiency indicators were also continuously improved, the overall strength was further increased.

014

2013 ANNUAL REPORT	Changes in Shareholdings and
Information on Shareholders

(2) Except for CNPC, no other legal person holds 10% or more of the shares in the Company (excluding HKSCC Nominees Limited).

(3) Ultimate controller

CNPC is the ultimate controller of the Company.

(4) The equity interest structure and controlling relationship between the Company and the ultimate controller

Note:	Such figure includes the 291,518,000 H shares held by CNPC through its overseas wholly-owned subsidiary, Fairy King Investments Limited.

015

Zhou Jiping Chairman

CHAIRMAN’S REPORT

Dear Shareholders,

I am pleased to submit to you the annual report of the Company for the year ended December 31, 2013 for your review.

In 2013, in the face of the complicated domestic and international economic environment, the Group fully implemented the guidelines of quality, profitability and sustainable development, made overall plan for resources and markets both in the PRC and abroad, focused on developing its principal business of oil and gas operations, and made great efforts to strengthen safety and environmental protection. As a result, the Group achieved steady and positive development in its production and operation and recorded operating results that were better than expected. In accordance with IFRS, for 2013, the Group achieved a turnover of RMB2,258,124 million, representing an increase of 2.9% as compared with last year. The profit attributable to owners of the Company in 2013 was RMB129,599 million, representing an increase of 12.4% as compared with last year.

016

2013 ANNUAL REPORT	Chairman’s Report

Business Prospects

In 2014, global economy is expected to continue to recover, albeit at a low speed. External demand is expected to remain stable. As the fundamentals of China’s economy remain favourable for long-term growth, inelastic demand for oil and gas in China is expected to maintain its rapid growth. The Group will continue to reinforce the implementation of its three strategies, namely, resources, market and internationalisation, adhere to its guideline of quality, profitability and sustainable development, place emphasis on the development of its principal business of oil and gas, and strengthen the innovation momentum in an effort to maintain a steady and positive growth of its production and operation.

In respect of exploration and production, the Group will continue to prioritise its strategy of resources and focus on the seven major basins, emphasise venture exploration in key areas, pursue the exploration of tight oil and strive to achieve findings of considerable scale in exploration and the succession of new strategies. The Group will organise its oil and gas development in a scientific manner, speed up the construction of key production capacity projects, expand the scale of the mature oilfields’ secondary development, pay close attention to the promotion of the industrialisation of significant development experiments, further the development of tight oil reservoir and continue to enhance its development.

In respect of refining and chemicals, the Group will adhere to the principle of moderate scale, appropriate product lines and suitable timing of construction. The Group will focus on optimising its geographical layout and resource allocation, the process routing and products structure, as well as the operation of facilities and the coordination between production and marketing. The Group will organise refining production in a safe, stable and flexible manner while steadily carry on the construction of key refining works, complete the construction and commence the operation of Guangxi Petrochemical’s sulphur-bearing oil ancillary projects and complete the diesel oil product quality upgrade project.

In respect of marketing, the Group will pay close attention to the emerging features of the market, strengthen the organisation of marketing, innovate business models, streamline management levels, build brand images and continuously enhance its profitability and market competitiveness. The Group will continue to strengthen market research, optimise resources allocation and logistics manoeuvring, fully utilise its resource advantages, maintain reasonable inventory level and promote the maximisation in its overall profitability. The Group will further optimise and improve its distribution networks and strengthen the focus on the development of regions with regional advantage and high profitability, enhance its marketing capacity and improve its marketing quality.

017

Chairman’s Report

In respect of natural gas and pipeline, the Group will optimise user structure, strengthen the dispatching operation of its pipeline network, place emphasis on such high-profitability markets as the Yangtze River Delta, the Pearl River Delta, the Bohai Sea Region and Sichuan and Chongqing, carry on the market promotion of newly-built pipelines and the commencement of operation for new users in a sensible manner, and strive to enhance its ability to respond to the market. The Group will strengthen the operation and management of in-use gas storage reservoir and the construction and commencement of operation of new gas storage reservoir, and improve their capacity in peak shaving and emergency support. The Group will organise the construction of key pipelines in an elaborate manner and in an effort to achieve the smooth introduction of imported gas and the stable transmission of domestic resources.

In respect of international operations, the Group will further promote the construction of the five major overseas oil and gas cooperation zones, the four major strategic oil and gas channels and three major oil and gas operating hubs and realise a scale and quality development. The Group will emphasise the exploration and development of key projects, speed up the implementation of newly-signed projects and ensure a relatively rapid growth of its reserve and production. The Group will optimise the distribution of its international trading resource channels and international marketing network, and enhance its capacity of optimal allocation of resources and internationalised operation level.

Zhou Jiping

Chairman

Beijing, the PRC

March 20, 2014

018

2013 ANNUAL REPORT	Business Operating Review

BUSINESS OPERATING REVIEW

1. Market Review

(1) Crude Oil Market

The supply and demand in the international oil market was relatively balanced in 2013. International crude oil prices fluctuated at high levels. The spread between the West Texas Intermediate (WTI) crude oil price and other benchmark oil prices narrowed generally. The annual average spot price of North Sea Brent crude oil was US$108.66 per barrel in 2013, representing a decrease of 2.7% as compared with last year. The annual average spot price of WTI crude oil was US$97.97 per barrel, representing an increase of 4.1% as compared with last year.

According to relevant information and statistics, domestic crude oil output was 208 million tons in 2013, representing an increase of 1.7% as compared with last year.

(2) Refined Products Market

Overall growth rate in domestic demand for refined products slowed down in 2013. The growth rate of diesel consumption substantially decreased while gasoline consumption relating to inelastic demand grew fairly fast. The ratio of diesel consumption to gasoline consumption hit a historical low. The domestic refining capacity continued to grow, leading to a generally ample supply in the market and a significant increase in the net exports of refined products.

According to relevant information and statistics, domestic quantities of processed crude oil amounted to 444 million tons in 2013, representing an increase of 6.9% as compared with last year. Domestic output of refined product was 273 million tons, representing an increase of 6.1% as compared with last year. Specifically, gasoline output increased by 11.9% and diesel output increased by 1.3%. The apparent consumption of refined products was 263 million tons, representing an increase of 4.8% as compared with last year. Of the foregoing amount, the apparent consumption of gasoline and diesel increased by 12.2% and 0.3%, respectively, as compared with last year. In 2013, the PRC government made 15 adjustments to domestic gasoline and diesel prices. As a result, the price of reference gasoline price, in aggregate, increased by RMB5.00 per ton and the price of reference diesel price, in aggregate, dropped by RMB15.00 per ton. The price trend of domestic refined products was broadly in line with that of oil prices in the international markets.

(3) Chemical Products Market

In the first half of 2013, due to sluggish global economy growth, China’s slack exports and the structural transformation of the economy, domestic market demand for chemical products remained weak. Despite the decrease in both domestic outputs and imports, supply still exceeded demand in the chemical products market. In the second half of 2013, following a series of macro-control policies promulgated by the State to reinforce the infrastructure construction, domestic market demand for chemical products picked up slightly but the market remained generally weak.

019

Business Operating Review

(4) Natural Gas Market

In 2013, although the domestic output of natural gas grew steadily and there was a significant increase in natural gas imports, a tight balance between supply and demand existed in the market due to the continued rapid growth in demand for natural gas. According to relevant information and statistics, in 2013, domestic output of natural gas reached 121.0 billion cubic metres, representing an increase of 9.8% as compared with last year; natural gas imports amounted to 53.4 billion cubic metres, representing an increase of 25.6% as compared with last year; and the apparent consumption of natural gas was 169.2 billion cubic metres, representing an increase of 12.9% as compared with last year.

2. Business Review

(1) Exploration and Production

Domestic Exploration

The Group continued to implement its “Peak Growth in Oil and Gas Reserves” Program in 2013. Emphasis was put on key basins and target zones. The Group strengthened its practice on pre-exploration and overall assessment and sped up the exploration of non-conventional resources. The Group made a number of important achievements in the Sichuan Basin, the Erdos Basin and the Tarim Basin and made important discoveries during the course of oil and gas exploration in the Junggar Basin, the Qaidam Basin and the Bohai Bay Basin, indicating encouraging potentials of the exploration business. In particular, the exploration of natural gas in the Sichuan Basin represented a major breakthrough where the newly added proven gas reserve in place in the Longwangmiao formation of Cambrian system in the Moxi block of Anyue gas field is 187.5 billion cubic meters. This is the largest monomer marine uncompartmentalised carbonate gas reservoir discovered in China up to now.

Domestic Production and Development

In 2013, the Group endeavored to tap into potential crude oil production capacities, accelerated the commencement of newly constructed production capacities, carried out special arrangements in relation to water injection, and rigorously pushed forward secondary development and major development experiments. As a result, the domestic crude oil output once again hit a new high. With regard to the natural gas business, emphasis was put on key gas areas and key sectors. The Group organises its production and operation in a scientific manner and achieved safe and stable operation according to the annual plan, maintaining a high growth rate in the output of natural gas. The oil and natural gas equivalent output in Daqing Oilfield remained stable at more than 40 million tons and that in Changqing Oilfield reached 51.95 million tons, marking the establishment of the “Western Daqing” with high quality and standards. The construction of “Xinjiang Daqing” and the Sichuan-Chongqing Gas Area proceeded as scheduled.

Overseas Oil and Gas

In 2013, the Group made major breakthroughs in the development of new overseas projects. The Group successfully acquired from ConocoPhillips Company certain interests in its off-shore natural gas and on-shore Canning Basin shale gas projects in Western Australia, all the interest held by BHP Billiton in the Browse LNG Project of Western Australia and a 25% working interest in ExxonMobil’s West Qurna-1 project in Iraq. The Group also entered into an agreement with a wholly-owned subsidiary of Petrobras to acquire the entire issued share capital of Petrobras Energia Peru S.A.. In relation to overseas oil and gas exploration, the Group adhered to the principles of overall research and organisation and made further achievements in key exploration areas. The Group fully implemented three major projects, namely, water injection, horizontal well and enhancement of recovery rate, achieved increase in the output of the Rumaila Project, and accelerated the production capacity construction of the Halfaya Project and the Aktobe Project. In 2013, oil and gas equivalent output from overseas operations reached 136.5 million barrels, representing 9.8% of the total oil and natural gas equivalent of the Group.

020

2013 ANNUAL REPORT	Business Operating Review

In 2013, the Group’s total crude oil output reached 932.9 million barrels, representing an increase of 1.8% as compared with last year. The marketable natural gas output reached 2,801.9 billion cubic feet, representing an increase of 9.5% as compared with last year. The oil and natural gas equivalent output amounted to 1,400.0 million barrels, representing an increase of 4.2% as compared with last year. As of the end of the current reporting period, the total area of which the Group has the exploration and mining right of oil and natural gas (including coalbed methane) is 420.9 million acres, in which the size of exploration right accounts for 394.8 million acres and the size of mining right accounts for 26.1 million acres. The net number of wells under drilling is 945. The net number of wells drilled during the current report period amounts to 18,805.

Summary of Operations of the Exploration and Production Segment

	Unit	2013	2012	Year-on-year change (%)
Crude oil output	Million barrels	932.9	916.5	1.8
Marketable natural gas output	Billion cubic feet	2,801.9	2,558.8	9.5
Oil and natural gas equivalent output	Million barrels	1,400.0	1,343.1	4.2
Proved reserves of crude oil	Million barrels	10,820	11,018	(1.8)
Proved reserves of natural gas	Billion cubic feet	69,323	67,581	2.6
Proved developed reserves of crude oil	Million barrels	7,220	7,396	(2.4)
Proved developed reserves of natural gas	Billion cubic feet	32,813	31,606	3.8

Note: Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet.

(2) Refining and Chemicals

In 2013, the Group adhered to principles of market orientation and profitability, made overall arrangements for the allocation of resources and processing plans, and optimised processing routing and product structure in accordance with market trends. The Group increased the production of high-grade gasoline, aviation kerosene, aromatic hydrocarbons and other high-efficiency products. In 2013, the Group processed 992.3 million barrels of crude oil and produced 90,282 thousand tons of refined products, with a number of technical and economic indicators reaching a record high level. In 2013, the Group pushed forward its key refining and chemicals projects in an orderly manner. The 14 gasoline quality upgrading projects were all completed and all automobile gasoline reached the China IV standard.

021

Summary of Operations of the Refining and Chemicals Segment

	Unit	2013	2012	Year-on-year change (%)
Processed crude oil	Million barrels	992.3	1,012.5	(2.0)
Gasoline, kerosene and diesel output	’000 ton	90,282	91,016	(0.8)
of which: Gasoline	’000 ton	29,294	28,381	3.2
Kerosene	’000 ton	4,112	3,408	20.7
Diesel	’000 ton	56,876	59,227	(4.0)
Crude oil processing load	%	87.3	90.1	(2.8) percentage points
Light products yield	%	77.6	77.9	(0.3) percentage point
Refining yield	%	93.4	93.8	(0.4) percentage point
Ethylene	’000 ton	3,982	3,690	7.9
Synthetic Resin	’000 ton	6,537	6,089	7.4
Synthetic fibre materials and polymers	’000 ton	1,218	1,595	(23.6)
Synthetic rubber	’000 ton	665	633	5.1
Urea	’000 ton	3,771	4,408	(14.5)

Note: Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels.

022

2013 ANNUAL REPORT	Business Operating Review

(3) Marketing

Domestic Operations

In 2013, the Group took active steps to adapt to market changes such as the slowdown in the growth rate of demand, including making scientific allocation of its self-produced and externally sourced resources, emphasising retail business, reinforcing terminals, developing direct sales, optimising marketing structure and inventory control, promoting the transformation, potential-tapping and contract operation of low-profitability terminals, all with the aim of expanding sales and enhancing profitability. The Group strengthened the development of its marketing network with approximately 360 new service stations. The total number of service stations operated by the Group exceeded 20,000. The domestic sales of refined products amounted to 117 million tons, representing an increase of 1.7% as compared with last year, thus further consolidating the Group’s market share.

International Trading Operations

The Group’s international trading operations continued to develop rapidly in 2013 with the further expansion of the Group’s trade scale. The Group’s ability to adjust its resources continued to improve. The construction of the three oil and gas operating hubs in Asia, Europe and America proceeded steadily.

Summary of Operations of the Marketing Segment

	Unit	2013	2012	Year-on-year change (%)
Sales volume of gasoline, kerosene and diesel	’000 ton	159,133	153,277	3.8
of which: Gasoline	’000 ton	52,350	47,407	10.4
Kerosene	’000 ton	13,482	11,355	18.7
Diesel	’000 ton	93,301	94,515	(1.3)
Market share in domestic retail market	%	39.4	39.3	0.1 percentage point
Number of service stations	units	20,272	19,840	2.2
of which: owned service stations	units	19,710	19,296	2.1
Sales volume per service station	Ton/day	10.96	11.12	(1.4)

023

Business Operating Review

(4) Natural Gas and Pipeline

In 2013, the Group coordinated various resources including domestically produced gas, imported gas and coal gas in the sales of natural gas, fully utilised the shaving capacity of LNG terminals, gas storage reservoir and pipeline storage, optimised the distribution of market resources, focused on key regions and high-profitability markets, strengthened the management of the demand side and improved the quality and profitability of sales on a continuous basis. The construction of key oil and gas pipelines progressed in a steady manner. The Horgos-Lianmuqin section of the Third West-East Gas Pipeline, the Zhongwei-Guiyang Connection Line, Tangshan LNG and Lanzhou-Chengdu Crude Oil Pipeline and the section to the south of the Yangtze River of the Lanzhou-Zhengzhou-Changsha Refined Oil Pipeline were completed and put into operation. The construction of the East section of the Third West-East Gas Pipeline and the Jinzhou-Zhengzhou Refined Oil Pipeline proceeded as scheduled. Meanwhile, the Group innovated a pipeline joint venture model. It contributed certain pipeline net assets and operations to a joint venture and introduced capital such as insurance and industrial funds, which was of great importance for the Group to achieve sustainable growth of assets and further development of its oil and gas business.

As at the end of 2013, the Group’s domestic oil and gas pipelines measured a total length of 71,020 km, consisting of 43,872 km of natural gas pipelines, 17,614 km of crude oil pipelines and 9,534 km of refined product pipelines.

The Group is taking active steps in exploring and innovating various effective models with an aim to actively promote mixed-ownership economy, expand cooperation and joint venture with various sources of investments including private capital, finance capital and foreign capital, make efforts to establish joint ventures and cooperation platforms in relation to oil and gas pipelines, undeveloped reserves and shale gas, refinery and chemicals as well as overseas oil and gas business, and experiment on the securitisation of pipeline usufruct rights, receivables and service station usufruct rights. At the same time, the Group will strictly regulate the operation of joint ventures and cooperation projects and improve supervision mechanism.

024

Wang Dongjin President

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL POSITION AND RESULTS OF

OPERATIONS

The following discussion and analysis should be read in conjunction with the audited financial statements of the Group and the notes thereto set out in this annual report and other sections hereof.

1. The financial data set out below is extracted from the audited financial statements of the Group prepared under IFRS.

(1) Consolidated Operating Results

In 2013, the Group achieved a turnover of RMB2,258,124 million, representing an increase of 2.9% as compared with last year. Profit attributable to owners of the Company was RMB129,599 million, representing an increase of 12.4% as compared with last year. Basic earnings per share was RMB0.71, representing an increase of RMB0.08 as compared with last year.

025

Management’s Discussion and Analysis
of Financial Position and Results of Operations

Turnover Turnover increased by 2.9% from RMB2,195,296 million for 2012 to RMB2,258,124 million for 2013. This was primarily due to the rising selling prices of natural gas coupled with the increase in the sales volume of natural gas, gasoline and other products. The table below sets out external sales volume and average realised prices for major products sold by the Group and their respective percentage of change in 2013 and 2012, respectively:

	Sales Volume (‘000 ton)			Average Realised Price (RMB/ton)
	2013	2012	Percentage of Change (%)	2013	2012	Percentage of Change (%)
Crude oil(1)	75,482	76,203	(0.9)	4,533	4,678	(3.1)
Natural gas (hundred million cubic metre, RMB/’000 cubic metre)	985.41	853.88	15.4	1,226	1,125	9.0
Gasoline	52,350	47,407	10.4	7,866	8,007	(1.8)
Diesel	93,301	94,515	(1.3)	6,810	7,046	(3.3)
Kerosene	13,482	11,355	18.7	6,015	6,399	(6.0)
Heavy oil	14,788	12,615	17.2	4,443	4,612	(3.7)
Polyethylene	3,391	3,045	11.4	9,665	9,082	6.4
Lubricant	1,740	2,104	(17.3)	9,319	8,973	3.9

(1)	The sales volume of crude oil listed in the table above represents all external sales volume of crude oil of the Group.

Operating Expenses Operating expenses increased by 2.4% from RMB2,020,777 million for 2012 to RMB2,069,482 million for 2013, of which:

Purchases, Services and Other Purchases, services and other increased by 3.8% from RMB1,411,036 million for 2012 to RMB1,464,805 million for 2013. This was primarily due to the Group’s expansion of its trade scale.

Employee Compensation Costs Employee compensation costs (including salaries and such additional costs as various insurances, provident funds and training fees for 544,083 employees of the Group and 319,741 temporary or seasonal staff recruited from the market) were RMB116,422 million for 2013, representing an increase of 9.6% from RMB106,189 million for 2012. Such increase was primarily due to the fact that the Group properly protected the level of income of frontline employees in light of the increase in the business volume as a result of the Company’s expansion of operational scale, as well as the rising Consumer Price

Index (“CPI”) and social average wages, and that the Group increased social insurance contributions in line with the increase in the social insurance base as stipulated by local governments.

Exploration Expenses Exploration expenses amounted to RMB25,301 million for 2013, representing an increase of 5.5% from RMB23,972 million for 2012. This was primarily due to the fact that the Group continued to increase its investments in oil and gas exploration in order to further strengthen its oil and gas resource reserves.

Depreciation, Depletion and Amortisation Depreciation, depletion and amortisation increased by 7.5% from RMB151,975 million for 2012 to RMB163,365 million for 2013. This was primarily due to increased average carrying value of fixed assets and the increased average net value of oil and gas properties of the Group leading to increase in the amounts of depreciation and depletion.

026

2013 ANNUAL REPORT	Management’s Discussion and Analysis
of Financial Position and Results of Operations

Selling, General and Administrative Expenses Selling, general and administrative expenses increased by 5.8% from RMB74,692 million for 2012 to RMB79,021 million for 2013. This was primarily due to the expansion of business scale and the corresponding increase in the maintenance, transportation, lease, warehousing and other costs of the Group.

Taxes other than Income Taxes Taxes other than income taxes decreased by 2.7% from RMB254,921 million for 2012 to RMB248,086 million for 2013. This was primarily due to the drop in the price of crude oil in 2013, leading to a decrease in the crude oil special gain levy payable by the Group from RMB79,119 million for 2012 to RMB72,726 million for 2013.

Other Income, net Other income, net, for 2013 was RMB27,518 million, representing an increase of RMB25,510 million from RMB2,008 million for 2012. This was primarily because the Group recognised the gain on investment of certain pipeline net assets and operations during the reporting period.

Profit from Operations The profit from operations for 2013 was RMB188,642 million, representing an increase of 8.1% from RMB174,519 million for 2012.

Net Exchange Gain Net exchange gain for 2013 was RMB52 million, representing a decrease of RMB79 million from the net exchange gain of RMB131 million for 2012. This was primarily due to the continued appreciation of Renminbi and the depreciation of Canadian dollars against US dollars during the reporting period.

Net Interest Expenses Net interest expenses increased by RMB4,758 million from RMB16,101 million for 2012 to RMB20,859 million for 2013. The increase was primarily due to increase in the interest-bearing debts of the Group to finance production, operation, investment and construction.

Profit Before Income Tax Expense Profit before income tax expense increased by 6.7% from RMB166,811 million for 2012 to RMB178,063 million for 2013.

Income Tax Expense Income tax expense amounted to RMB35,789 million for 2013, which was broadly in line with RMB36,191 million for 2012 .

Profit for the Year Profit for the year increased by 8.9% from RMB130,620 million for 2012 to RMB142,274 million for 2013.

Profit Attributable to Non-controlling Interests Profit attributable to non-controlling interests decreased by 17.1% from RMB15,294 million for 2012 to RMB12,675 million for 2013, which was primarily due to the decrease in the profits of certain overseas subsidiaries of the Group as a result of a range of factors such as the drop in the international crude oil price and the adjustment of certain policies in relation to the oil and gas cooperation with overseas resource countries.

Profit Attributable to Owners of the Company Profit attributable to owners of the Company increased by 12.4% from RMB115,326 million for 2012 to RMB129,599 million for 2013.

(2) Segment Results

•	Exploration and Production

Turnover The average realised crude oil price of the Group in 2013 was US$100.42 per barrel, representing a decrease of 3.1% from US$103.65 per barrel in 2012. Due to such drop in the price of crude oil, realised turnover of the Exploration and Production segment was RMB783,694 million, representing a decrease of 0.8% from RMB789,818 million for 2012.

027

Management’s Discussion and Analysis
of Financial Position and Results of Operations

Operating Expenses Operating expenses of the Exploration and Production segment increased by 3.3% from RMB574,863 million for 2012 to RMB593,996 million for 2013. Of which, depreciation, depletion and amortisation increased by RMB11,690 million as compared with last year.

The oil and gas lifting cost of the Group increased by 12.7% from US$11.74 per barrel in 2012 to US$13.23 per barrel in 2013. Excluding the effect of exchange rate movements, the oil and gas lifting cost increased by 10.6% as compared with last year, which was primarily due to an increase in the basic operational costs during the reporting period as compared with last year.

Profit from Operations In 2013, due to the drop in the price of crude oil, the increase in costs, the adjustment of policies of certain overseas resource countries in relation to the oil and gas cooperation together with other factors, realised profit from operations of the Exploration and Production segment was RMB189,698 million, representing a decrease of 11.7% from RMB214,955 million for 2012. Nevertheless, the Exploration and Production segment remained the most important profit contributing segment of the Group.

•	Refining and Chemicals

Turnover Turnover of the Refining and Chemicals segment decreased by 1.3% from RMB883,218 million for 2012 to RMB871,815 million for 2013. The decrease was primarily due to the fact that the Refining and Chemicals segment reasonably adjusted crude oil processing volume based on changes in the markets, leading to a decrease in output and sales volume of refined oil.

Operating Expenses Operating expenses of the Refining and Chemicals segment decreased by 3.3% from RMB926,729 million for 2012 to RMB896,207 million for 2013. This was primarily due to the fact that the Group optimised its resource allocation and reduced the import volume of crude oil.

In 2013, cash processing cost of refineries of the Group was RMB160.55 per ton, representing an increase of 3.8% from RMB154.61 per ton of last year. This was primarily due to increase in fuel cost and production expenses as compared with last year.

028

2013 ANNUAL REPORT	Management’s Discussion and Analysis
of Financial Position and Results of Operations

Profit from Operations In 2013, the State promulgated a new pricing mechanism for refined oil products. By seizing such favourable opportunities, adhering to the principles of market orientation and profitability and striving to optimise resource allocation and product structure, the Group successfully reduced the loss of the Refining and Chemicals segment to RMB24,392 million, representing a decrease in loss of RMB19,119 million as compared with the last year. In particular, the refining operations recorded operating losses of RMB4,708 million, representing a decrease in loss of RMB28,964 million as compared with last year, while the chemicals operations recorded an operating loss of RMB19,684 million, representing an increase in loss of RMB9,845 million as compared with last year, which was attributable to the impact of the weak market for chemicals and the provision for impairment of assets.

•	Marketing

Turnover Turnover of the Marketing segment increased by 3.0% from RMB1,890,558 million for 2012 to RMB1,946,806 million for 2013, which was primarily due to increase in the sales volume of petroleum and the turnover of oil products trading business.

Operating Expenses Operating expenses of the Marketing segment increased by 3.5% from RMB1,874,167 million for 2012 to RMB1,939,244 million for 2013, which was primarily due to increase in the expenses arising from the oil products trading business.

Profit from Operations Due to the decelerated domestic economy and weak demand in refined oil products, the Marketing segment recorded a profit from operations of RMB7,562 million for 2013, representing a decrease of 53.9% from RMB16,391 million for 2012.

•	Natural Gas and Pipeline

Turnover Turnover of the Natural Gas and Pipeline segment amounted to RMB232,751 million for 2013, representing an increase of 15.1% from RMB202,196 million for 2012. The increase was primarily due to (i) increase in both the sales volume and the selling price of natural gas; and (ii) increase in the sales revenue generated from city gas, CNG and other businesses during the reporting period.

Operating Expenses Operating expenses of the Natural Gas and Pipeline segment amounted to RMB203,863 million for 2013, which was broadly in line with the operating expenses of RMB204,306 million for 2012.

Profit from Operations By strengthening external cooperation, the Natural Gas and Pipeline segment increased its income by contributing certain pipeline net assets and operations. Meanwhile, it effectively balanced various sources of resources, scientifically controlled pipeline transmission costs and made efforts to promote increase in price and sales volume. As a result, the Natural Gas and Pipeline segment achieved an operating profit of RMB28,888 million in 2013, representing an increase in the operating profit of RMB30,998 million as compared with the operating loss of RMB2,110 million for 2012.

In 2013, the Natural Gas and Pipeline segment recorded a loss of RMB28,259 million for the sales of 27.453 billion cubic metres of natural gas imported from Central Asia, a loss of RMB20,281 million for the sales of 7.335 billion cubic metres of imported LNG, and a loss of RMB420 million for the sales of 0.409 billion cubic metres of natural gas imported from Myanmar. Excluding the refund of the import value-added tax by the State for importing natural gas totalling RMB7,088 million, the sales of imported gas recorded a net loss of RMB41,872 million, which was broadly in line with the last year.

029

Management’s Discussion and Analysis
of Financial Position and Results of Operations

In 2013, the Group’s international operations(note) realised a turnover of RMB754,227 million, representing 33.4% of the Group’s total turnover. Profit before income tax expense amounted to RMB20,520 million, representing 11.5% of the Group’s profit before income tax expense.

Note:	The four operating segments of the Group are Exploration and Production, Refining and Chemicals, Marketing as well as Natural Gas and Pipeline. International operations do not constitute a separate operating segment of the Group. The financial data of international operations are included in the financial data of respective operating segments mentioned above.

(3) Assets, Liabilities and Equity

The following table sets out the key items in the consolidated balance sheet of the Group:

	As at December 31, 2013	As at December 31, 2012	Percentage of Change
	RMB million	RMB million	%
Total assets	2,342,110	2,168,896	8.0
Current assets	430,953	392,805	9.7
Non-current assets	1,911,157	1,776,091	7.6
Total liabilities	1,072,175	988,148	8.5
Current liabilities	645,489	574,748	12.3
Non-current liabilities	426,686	413,400	3.2
Equity attributable to owners of the Company	1,132,735	1,064,010	6.5
Share capital	183,021	183,021	—
Reserves	280,414	277,181	1.2
Retained earnings	669,300	603,808	10.8
Total equity	1,269,935	1,180,748	7.6

Total assets amounted to RMB2,342,110 million, representing an increase of 8.0% from that as at the end of 2012, of which:

Current assets amounted to RMB430,953 million, representing an increase of 9.7% from that as at the end of 2012. The increase in current assets was primarily due to the increase in inventories.

Non-current assets amounted to RMB1,911,157 million, representing an increase of 7.6% from that as at the end of 2012. The increase in non-current assets was primarily due to increase in investment, resulting in increase in property, plant and equipment (including fixed assets, oil and gas properties, etc.).

Total liabilities amounted to RMB1,072,175 million, representing an increase of 8.5% from that as at the end of 2012, of which:

Current liabilities amounted to RMB645,489 million, representing an increase of 12.3% from that as at the end of 2012. The increase in current liabilities was primarily due to increase in short-term borrowings.

030

2013 ANNUAL REPORT	Management’s Discussion and Analysis
of Financial Position and Results of Operations

Non-current liabilities amounted to RMB426,686 million, representing an increase of 3.2% from that as at the end of 2012. The increase in non-current liabilities was primarily due to increase in the asset retirement obligations.

Equity attributable to owners of the Company amounted to RMB1,132,735 million, representing an increase of 6.5% from that as at the end of 2012. The increase in equity attributable to owners of the Company was primarily due to increase in retained earnings.

(4) Cash Flows

As at December 31, 2013, the primary source of funds of the Group was cash from operating activities. The funds of the Group were mainly used for operating activities, capital expenditures, repayment of short-term and long-term borrowings as well as distribution of dividends to shareholders of the Company.

The table below sets forth the net cash flows of the Group for 2013 and 2012 respectively and the amount of cash and cash equivalents as at the end of each year:

	Year ended December 31
	2013	2012
	RMB million	RMB million
Net cash flows from operating activities	288,529	239,288
Net cash flows used for investing activities	(266,510)	(332,226)
Net cash flows (used for) / from financing activities	(12,239)	75,356
Translation of foreign currency	(1,768)	(195)
Cash and cash equivalents at end of the year	51,407	43,395

•	Net Cash Flows From Operating Activities

The net cash flows of the Group from operating activities for 2013 amounted to RMB288,529 million, representing an increase of 20.6% from RMB239,288 million in 2012. This was mainly due to the combined effect of the increase in profit during the reporting period as compared with the last year and changes in inventory and other account payables, as a result of the strengthening of management and optimisation of production and operation by the Group. As at December 31, 2013, the Group had cash and cash equivalents of RMB51,407 million. The cash and cash equivalents were mainly denominated in Renminbi (approximately 77.8% were denominated in Renminbi, approximately 8.8% were denominated in US Dollars, approximately 7.3% were denominated in HK Dollars and approximately 6.1% were denominated in other currencies).

•	Net Cash Flows Used for Investing Activities

Net cash flows of the Group used for investing activities in 2013 amounted to RMB266,510 million, representing a decrease of 19.8% from RMB332,226 million in 2012. The decrease was primarily due to the combined effect of the cash inflow resulting from the Group’s investment in a joint venture with certain pipeline net assets and operations as well as the enhancement of external cooperation and introduction of strategic investors by the Group, the strengthening of investment management and the decrease in the cash payment of capital expenditures.

031

Management’s Discussion and Analysis
of Financial Position and Results of Operations

•	Net Cash Flows (Used for) / From Financing Activities

Net cash used by the Group for financing activities was RMB12,239 million, representing a decrease of RMB87,595 million as compared with the net cash flows of RMB75,356 million from financing activities in 2012. This was primarily due to the efforts of the Group in strengthening the management of its interest-bearing borrowings and optimising its debt structure, resulting in decrease in the net new borrowings during the reporting period as compared with last year.

The net liabilities of the Group as at December 31, 2013 and December 31, 2012, respectively, were as follows:

	As at December 31, 2013	As at December 31, 2012
	RMB million	RMB million
Short-term borrowings (including current portion of long-term borrowings)	192,767	151,247
Long-term borrowings	302,862	293,774

Total borrowings	495,629	445,021

Less: Cash and cash equivalents	51,407	43,395

Net borrowings	444,222	401,626

The following table sets out the remaining contractual maturity of borrowings as at the respective dates according to the earliest contractual maturity dates. The amounts set out below are contractual undiscounted cash flows, including principal and interest:

	As at December 31, 2013	As at December 31, 2012
	RMB million	RMB million
Within 1 year	209,010	166,089
Between 1 and 2 years	72,992	92,311
Between 2 and 5 years	203,330	162,992
After 5 years	59,831	83,806

	545,163	505,198

Of the total borrowings of the Group as at December 31, 2013, approximately 67.8% were fixed-rate loans and approximately 32.2% were floating-rate loans. Of the borrowings as at December 31, 2013, approximately 75.9% were denominated in Renminbi, approximately 23.3% were denominated in US Dollars and approximately 0.8% were denominated in other currencies.

As at December 31, 2013, the gearing ratio of the Group (gearing ratio = interest-bearing debts/(interest-bearing debts + total equity)) was 28.1% (27.4% as at December 31, 2012).

032

2013 ANNUAL REPORT	Management’s Discussion and Analysis
of Financial Position and Results of Operations

(5) Capital Expenditures

In 2013, the Group accentuated the principles of quality and profitability, focused on return on investments, reasonably adjusted the pace of project construction. As a result, capital expenditures decreased by 9.6% to RMB318,696 million from RMB352,516 million in 2012. The table below sets out the capital expenditures of the Group for 2013 and 2012 and the estimated capital expenditures for each of the business segments for 2014.

	2013		2012		Estimates for 2014
	RMB million	%	RMB million	%	RMB million	%
Exploration and Production*	226,376	71.03	227,211	64.45	225,700	76.12
Refining and Chemicals	26,671	8.37	36,009	10.21	25,300	8.53
Marketing	7,101	2.23	14,928	4.23	6,400	2.16
Natural Gas and Pipeline	57,439	18.02	72,939	20.69	37,200	12.55
Head Office and Other	1,109	0.35	1,429	0.42	1,900	0.64

Total	318,696	100.00	352,516	100.00	296,500	100.0

*	If investments related to geological and geophysical exploration costs are included, the capital expenditures and investments for the Exploration and Production segment for each of 2013 and 2012, and the estimates for the same for 2014 would be RMB239,641 million, RMB239,266 million and RMB237,700 million, respectively.

•	Exploration and Production

Capital expenditures for the Exploration and Production segment for 2013 amounted to RMB226,376 million, which were primarily used for large-scale domestic oil and gas exploration projects in oil and gas fields located in Changqing, Daqing, the Southwest, Tarim and Liaohe and the construction of key oil and gas production capacity projects in the oil and gas fields, large-scale overseas oil and gas development projects located in Rumaila, Halfaya and Aktobe.

It is anticipated that capital expenditures for the Exploration and Production segment for 2014 will amount to RMB225,700 million. The Group will continue to implement the “Peak Growth in Oil and Gas Reserves” Program for domestic exploration and put more efforts in the work relating to key oil and gas regions such as the Songliao Basin, the Erdos Basin, the Tarim Basin, the Sichuan Basin and the Bohai Bay Basin. For domestic development activities, the Group will focus on maintaining a stable annual output of 40 million tons of crude oil from Daqing and a stable annual oil and natural gas equivalent output of over 50 million tons from Changqing, as well as increasing the output from oil and gas fields such as those in Xinjiang, Tarim and the Southwest, along with the development of unconventional resources such as coalbed methane and shale gas. Overseas operations will be focused on oil and gas exploration and development in joint cooperation areas in the Middle East, Central Asia, America and the Asia Pacific region with the aim to ensure high growth in both the reserve of and the output from these areas.

033

•	Refining and Chemicals

Capital expenditures for the Group’s Refining and Chemicals segment for 2013 amounted to RMB26,671 million, which were primarily used in the construction of large-scale refining and chemical projects, such as those at Guangxi Petrochemical, Yunnan Petrochemical, Sichuan Petrochemical, as well as the construction of the quality upgrade projects for Petroleum and diesel products.

It is anticipated that capital expenditures for the Refining and Chemicals segment for 2014 will amount to RMB25,300 million, which are expected to be used primarily for the construction of large-scale refining and chemical projects and the quality upgrade projects for Petroleum and diesel products.

•	Marketing

Capital expenditures for the Group’s Marketing segment for 2013 amounted to RMB7,101 million, which were mainly used for the construction of sales network facilities such as service stations and oil depots.

It is anticipated that capital expenditures for the Marketing segment for 2014 will amount to RMB6,400 million, which are expected to be used primarily for the construction and expansion of sales networks for domestic high-profitability markets and the construction of overseas oil and gas operating hubs.

•	Natural Gas and Pipeline

Capital expenditures for the Group’s Natural Gas and Pipeline segment for 2013 amounted to RMB57,439 million, which were mainly used for construction projects including the Third West-East Gas Pipeline, the Zhongwei-Guiyang Gas Pipeline, the Third Daqing-Tieling Crude Oil Pipeline and the Fourth Daqing-Tieling Crude Oil Pipeline as well as the Tangshan LNG projects.

It is anticipated that capital expenditures for the Natural Gas and Pipeline segment for 2014 will amount to RMB37,200 million, which are expected to be used primarily for the construction of key oil and gas transmission projects such as the Third West-East Gas Pipeline, the Third Daqing-Tieling Crude Oil Pipeline and the Fourth Daqing-Tieling Crude Oil Pipeline, as well as the construction of associated LNG, gas storage reservoir and city gas facilities.

034

•	Head Office and Other

Capital expenditures for the Head Office of the Group and Other for 2013 were RMB1,109 million.

It is anticipated that capital expenditures for the Head Office and Other for 2014 will amount to RMB1,900 million, which are expected to be used primarily for research activities and the upgrading of IT system.

2. The financial data set out below is extracted from the audited financial statements of the Group prepared under CAS

(1) Financial data prepared under CAS

	As at December 31, 2013	As at December 31, 2012	Percentage of Change
	RMB million	RMB million	%
Total assets	2,342,004	2,168,837	8.0
Current assets	430,953	396,513	8.7
Non-current assets	1,911,051	1,772,324	7.8
Total liabilities	1,072,096	988,071	8.5
Current liabilities	645,489	574,748	12.3
Non-current liabilities	426,607	413,323	3.2
Equity attributable to equity holders of the Company	1,132,850	1,064,147	6.5
Total equity	1,269,908	1,180,766	7.5

For reasons for changes, please read the sub-section “Assets, Liabilities and Equity” under the section “The Management’s Discussion and Analysis of Financial Position and Results of Operations” in this annual report.

035

Management’s Discussion and Analysis
of Financial Position and Results of Operations

(2) Principal operations by segment and by product under CAS

	Income from principal operations for the year 2013	Cost of principal operations for the year 2013	Margin*	Year-on-year change in income from principal operations	Year-on-year change in cost of principal operations	Increase or decrease in margin
	RMB million	RMB million	%	%	%	percentage points
Exploration and Production	766,193	414,293	30.1	(0.7)	6.8	(3.4)
Refining and Chemicals	864,463	726,263	2.9	(1.3)	(5.1)	3.3
Marketing	1,934,240	1,873,445	3.0	2.9	3.3	(0.4)
Natural Gas and Pipeline	228,894	223,718	1.7	15.0	12.4	2.5
Head Office and Other	485	240	—	(11.8)	(29.6)	—
Inter-segment elimination	(1,579,629)	(1,579,596)	—	—	—	—
Total	2,214,646	1,658,363	14.3	2.8	4.0	(0.4)

*	Margin = Profit from principal operations / Income from principal operations

036

2013 ANNUAL REPORT	Management’s Discussion and Analysis of Financial Position and Results of Operations

(3) Principal operations by regions under CAS

	2013	2012	Year-on-year change
Revenue from external customers	RMB million	RMB million	%
Mainland China	1,503,897	1,429,636	0.8
Other	754,227	702,660	7.3
Total	2,258,124	2,195,296	2.9

	December 31, 2013	December 31, 2012	Year-on-year change
Non-current assets *	RMB million	RMB million	%
Mainland China	1,677,452	1,580,177	6.2
Other	220,770	188,948	16.8
Total	1,898,222	1,769,125	7.3

*	Non-current assets include other non-current assets other than financial instruments and deferred tax assets.

(4) Principal subsidiaries and associates under CAS

	Registered capital		Shareholding	Amount of total assets	Amount of total liabilities	Amount of total net assets	Net profit
Name of company	RMB million		%	RMB million	RMB million	RMB million	RMB million
Daqing Oilfield Company Limited(1)		47,500	100.00	275,318	78,248	197,070	57,367
CNPC Exploration and Development Company Limited		16,100	50.00	154,405	47,455	106,950	12,655
PetroChina Hong Kong Limited	HK$	7,592 million	100.00	92,908	35,272	57,636	8,061
PetroChina International Investment Company Limited		31,314	100.00	96,755	72,546	24,209	(3,805)
PetroChina International Co., Ltd.		14,000	100.00	153,204	119,587	33,617	2,434
PetroChina Northwest United Pipelines Company Limited		62,500	52.00	63,518	152	63,366	882
Dalian West Pacific Petrochemical Co., Ltd.	US$	258 million	28.44	11,851	16,109	(4,258)	(828)
China Marine Bunker (PetroChina) Co., Ltd.		1,000	50.00	8,035	5,473	2,562	73
China Petroleum Finance Co., Ltd.		5,441	49.00	649,208	613,930	35,278	5,237
Arrow Energy Holdings Pty Ltd.	AUD	2	50.00	46,331	18,918	27,413	(3,910)
PetroChina United Pipeline Co., Ltd.(2)		40,000	50.00	82,984	2,527	80,457	4,333
PetroChina’s Exclusive Property Insurance Co., Ltd.(3)		5,000	49.00	5,068	69	4,999	(1)

Notes:	(1)	Operating income and operating profit of Daqing Oilfield Company Limited for 2013 was RMB192,613 million and RMB77,419 million respectively.
	(2)	Please refer to the investment announcement of the Company published on the Shanghai Stock Exchange on 14 June 2013 (Lin2013-017) for details on PetroChina United Pipeline Co., Ltd.
	(3)	Please refer to the announcement of a resolution of an extraordinary Board meeting the Company published on the Shanghai Stock Exchange on 4 January 2012 (Lin2012-001) for details on PetroChina’s Exclusive Property Insurance Co., Ltd.

037

Significant Events

SIGNIFICANT EVENTS

1. Material litigation, arbitration and events commonly disputable by the media

Regarding the disclosed class action brought by individual overseas shareholders before the Southern District of New York Federal District Court of the United States against the Company and the relevant personnel on the ground that certain former directors and senior management were subject to investigation conducted by the relevant PRC authorities, the notice in respect of such action was served to the Company as at the end of the current reporting period. Details of such notice are further described in our announcements in connection with the disclosure of the proceedings (No. Lin 2013-025 and Lin 2013-031 respectively) posted on the website of the Shanghai Stock Exchange and on China Securities Journal, China Securities News and Securities Times dated September 6, 2013 and November 26, 2013. The normal course of business of the Company has not been affected. The Company will use its best endeavour to proactively defense against such action so as to protect its lawful interests.

Except for those set forth above, the Company was not involved in any material litigation or arbitration or events commonly disputable by the media during the reporting period.

2. Shareholding in other companies

(1) Shareholding interests of the Company in other listed companies

As at the end of the reporting period, interests in other listed securities held by the Group were as follows:

	Unit: HK dollars million
Stock code	Stock short name		Initial Investment amount	Number of shares held	Share- holding (%)	Book value as at the end of the year	Profit or loss in the reporting period	Change in equity in the reporting period	Classification in accounts	Source of shareholding
135	KUNLUN ENERGY	(1)	25,758	4,708,302,133	58.40	25,758	—	—	Long-term equity investments	Acquisition and further issue of shares

Note (1):	The Group held the shares in Kunlun Energy Limited through Sun World Limited, its overseas wholly-owned subsidiary. The shares of Kunlun Energy Limited are listed on the Hong Kong Stock Exchange.

038

2013 ANNUAL REPORT	Significant Events

(2) Shareholding of interest in non-listed financial institutions

	Unit: RMB million
Name of investment target	Initial investment amount	Number of shares held	Share- holding (%)	Book value as at the end of the year	Profit or loss in the reporting period	Change in equity in the reporting period	Classification in accounts	Source of shareholding
China Petroleum Finance Co., Ltd.	9,917	2,666,000,000	49.00	17,635	2,547	(287)	Long - term equity investment	Injection of capital
PetroChina’s Exclusive Property Insurance Co., Ltd	2,450	2,450,000,000	49.00	2,449	(1)	—	Long - term equity investment	Promotion

3. Acquisitions, Outbound Investment and Acquisition of Assets during the reporting period

(1) Outbound Investments

In June 2013, the Company established a joint venture company, PetroChina United Pipelines Co., Ltd. (the“JV Company”), with Taikang Asset Management Co., Ltd. and Beijing Guolian Energy Industry Investment Fund (Limited Partnership) .. The Company contributed certain pipeline net assets and operations to the JV Company and holds a 50% equity interest in the JV Company. The other parties contributed cash and together hold the remaining 50% equity interest in the JV Company.

Details of this transaction were published on the websites of the Hong Kong Stock Exchange and Shanghai Stock Exchange Stock on June 14, 2013 and June 15, 2013, respectively. On June 18, 2013, the JV Company completed the industrial and commercial registration.

(2) Acquisition of Assets

On February 20, 2013, the Group, through its subsidiary PetroChina International Investment (Australia) Pty Ltd., acquired a 20% interest in the West Australian off-shore Browse Basin Posedion natural gas project and a 29% interest in the on-shore Canning Basin shale gas project held by ConocoPhilips (Browse Basin) Pty Ltd. and ConocoPhilips (Canning Basin) Pty Ltd., respectively, both of which are subsidiaries of ConocoPhillips Company. The Group paid a consideration of US$400.7 million (approximately RMB2,476 million) on June 28, 2013.

On June 7, 2013, the Group, through its subsidiary PetroChina International Investment (Australia) Pty Ltd., acquired from BHP Billiton Ltd. all the interest in the Browse project in West Australia. The Group paid the consideration of US$1,708.3 million and US$3.7 million (approximately RMB10,578 million in aggregate) on June 7, 2013 and July 16, 2013, respectively.

039

Significant Events

On November 13, 2013, the Group, through its subsidiary CNPC E&D Holding Cooperatief U.A. and CNODC International Holding Ltd., (the “Purchasers”) entered into an acquisition agreement with Petrobras International Braspetro B.V. and Petrobras De Valores Internacional De Espana S.L. (the “Sellers”), for the Purchasers to acquire all shares in Petrobras Energia Peru S.A. owned by the Sellers for a consideration of approximately US$2.6 billion.

On December 2, 2013, the Group, through its subsidiary PetroChina International Iraq FZE, acquired a 25% working interest in the West Qurna-1 project of ExxonMobil Iraq Limited in Iraq. The Group paid a consideration of US$590 million (approximately RMB3.658 billion) on December 2, 2013.

The above-mentioned transactions did not affect the business continuity and management stability of the Group. They are beneficial to the Group in maintaining a positive performance in its future financial position and operating results.

4. Significant connected transactions during the reporting period

Please refer to the section “Connected Transactions” in this annual report. During the reporting period, no substantial shareholder of the Company has utilised the funds of the Company for non-operating purposes.

5. Material contracts and the performance thereof

(1) During the reporting period, there were no trusteeship, sub-contracting and leasing of properties of other companies by the Company which would contribute profit to the Company of 10% or more of its total profits for the year.

(2) The Company has no material guarantee during the current reporting period.

(3) The Company did not entrust any other person on wealth management during the current reporting period.

(4) The Company has no material external entrustment loans during the current reporting period.

(5) The Company has no overdue principals or interests of material bank loans during the current reporting period.

(6) Save as disclosed in this annual report, during the reporting period, the Company did not enter into any material contract which requires disclosure.

040

2013 ANNUAL REPORT	Significant Events

6. Performance of Undertakings

Specific undertakings made by CNPC, the controlling shareholder of the Company, and performance of the undertakings as at December 31, 2013:

Name of Shareholder	Undertaking	Performance of Undertaking
CNPC	According to the Restructuring Agreement entered into between CNPC and the Company on March 10, 2000, CNPC has undertaken to indemnify the Company against any claims or damages arising or resulting from certain matters in the Restructuring Agreement.	As at December 31, 2013, CNPC had obtained formal land use right certificates in relation to 28,607 out of 28,649 parcels of land pursuant to the undertaking in the Restructuring Agreement. 42 service stations located at the collectively - owned land was retired and shut down and the parcel of land was returned to the rural collective. CNPC has observed and fully performed such undertaking. The use of and the conduct of relevant activities at the above- mentioned parcels of land, buildings and service stations are not affected due to the completion of the relevant land use right certificates, individual building ownership certificates or the requisite governmental procedures.
	According to the Non-Competition Agreement entered into between CNPC and the Company on March 10, 2000, CNPC has undertaken to the Company that CNPC will not, and will procure its subsidiaries not to, develop, operate, assist in operating nor participate in any businesses by itself or jointly with another company within or outside the PRC that will compete with the core businesses of the Group. According to the agreement, CNPC has also granted to the Company pre-emptive rights to transaction with regards to part of its assets.	Currently, CNPC owns the following businesses which are identical or similar to the core businesses of the Group: CNPC has overseas operations in relation to exploration and production of crude oil and natural gas as well as production, storage and transportation of petroleum, chemical and related petroleum products. CNPC has oil and gas exploration and development operations in many overseas countries and regions. As the laws of the country where ADSs are listed prohibit its citizens from directly or indirectly financing or investing in the oil and gas projects in certain countries, CNPC did not inject the overseas oil and gas projects in certain countries to the Company.

7. Engagement and disengagement of firm of accountants

Pursuant to the relevant provisions prescribed by the Ministry of Finance and the State-owned Assets Supervision and Administration Commission of the State Council, accounting firms which have been providing services on a continuous basis over a certain period of time should be retired by rotation. Upon approval at a shareholders’ general meeting, the Company retained KPMG Huazhen (Special General Partnership) to serve as the domestic auditors, and KPMG Certified Public Accountants as the overseas auditors, for 2013. Remuneration in respect of the 2013 audit work amounts to RMB53 million, mainly for the purpose of providing auditing services for the Company’s domestic and international needs, in which the financial report auditing fee accounts for RMB44 million and the internal control and audit fee arising out of the financial report is RMB9 million. Please refer to Note 7 of the Financial Statements prepared in accordance with IFRS of this Annual Report for details of remuneration of the auditors.

As at the end of the reporting period, KPMG Huazhen (Special General Partnership) and KPMG Certified Public Accountants have provided audit service to the Company continuously for a year.

8. Penalties on the Company and its Directors, Supervisors, senior management, controlling shareholders and de facto controller and remedies thereto

During the reporting period, Mr Li Hualin, the former Vice President and Secretary to the Board, Mr Ran Xinquan, the former Director and Vice President, and Mr Wang Daofu, the former Chief Geologist, were subject to investigation by the competent authorities. Regarding the investigation, the Company has made timely disclosure strictly in compliance with the Listing Rules. The Board of Directors and the management of the Company has attached great importance to such incident, and as a result, the Company has further improved the relevant systems and procedures, strengthened the restraint mechanism and accountability mechanism in respect of the performance of duties by senior management, ensured requirements of compliance managements were duly implemented, increased the regularisation and scientific degree of corporate governance and effectively prevented various types of risks.

041

Significant Events

None of the Company nor the current Directors, Supervisors, senior management, controlling shareholders or de facto controllers was subject to any investigation by relevant authorities or enforcement by judicial or disciplinary departments, or was handed over to judicial departments or subject to criminal liability, or subject to investigation or administrative penalty by the China Securities Regulatory Commission, or any denial of participation in the securities market or was deemed unsuitable to act as directors, or was punished by other administrative authorities or was subject to any public criticisms made by a stock exchange.

9. Other Significant Events

(1) The Promulgation of the Proposals Concerning the Improvement of the Refined Oil Pricing Mechanism

On March 26, 2013, the National Development and Reform Commission (the “NDRC”) issued the Notice of the National Development and Reform Commission Concerning Further improving the Price Determination Mechanism for Refined Products (Fa Gai Jia Ge [2013] No. 624). The notice prescribes that the period for adjusting the refined oil price shall be shortened from 22 working days to 10 working days. The price adjustment amplitude restriction, which involves a limit of 4% fluctuation against the average market price of oil products available in the international market, is cancelled. Appropriate adjustment will be made to the linkage of the prices of the domestic refined oil to those of the crude oil products in the international market.

This event will not affect the continuity of business or the stability of management of the Group. It is conducive to the sustainable and healthy development of the refining and chemicals and marketing businesses of the Group and will benefit the future financial conditions and operating results of the Group.

(2) The Promulgation of the Proposals Concerning the Adjustment of the Price of Natural Gas

On June 28, 2013, the NDRC issued the Notice of the National Development and Reform Commission Concerning the Adjustment of the Price of Natural Gas (Fa Gai Jia Ge [2013] No. 1246). The notice prescribes that a new proposal for adjusting the price of natural gas shall be implemented commencing from July 10, 2013 and the price for natural gas applicable to non-residential users will be adjusted. By adopting a market-driven approach, a dynamic adjustment mechanism that reflects both the market demand and supply and the scarcity of resources, and also links to the price of alternative energy will be established. The price for the consumption amount in 2012 and for that exceeds the 2012 level should be differentiated. For the consumption amount that exceeds the 2012 level, the price will be further adjusted to maintain a reasonable parity level with those for fuel oil, liquefied petroleum gas and other alternative energy resources. The price applicable to the consumption amount in 2012 will be adjusted in phases. The management of the natural gas price will be switched from the ex-factory price to the citygate price which is the guiding price stipulated by the government. Accordingly, a price ceiling control will be implemented.

042

2013 ANNUAL REPORT	Significant Events

This event will not affect the continuity of business or the stability of management of the Group. It is conducive to the sustainable and healthy development of the natural gas business of the Group and will benefit the future financial conditions and operating results of the Group.

(3) Corporate Bonds Issue in the Most Recent Three Years

Items	Date of Issue	Amount (RMB million)	Tenor (years)	Annual Interest (%)
2012 Corporate Bonds (First Tranche)	November 22, 2012 - November 26, 2012	16,000	5	4.55

	November 22, 2012 - November 26, 2012	2,000	10	4.90

	November 22, 2012 - November 26, 2012	2,000	15	5.04

2013 Corporate Bonds (First Tranche)	March 15 2013 - March 19, 2013	16,000	5	4.47

	March 15 2013 - March 19, 2013	4,000	10	4.88

Note:	Please refer to the announcement on the result of issue of corporate bonds published by the Company on the website of the Shanghai Stock Exchange for details of such issues of relevant bonds.

Relevant information on corporate bonds during their terms:

•	Information on Redemption and Interest of Bonds

The interest of the first tranche of corporate bonds for 2012 formally started to accrue on November 22, 2012. Its first payment date was November 22, 2013 and the interest payment amount was RMB926.80 million. The interest of the first tranche of corporate bonds for 2013 formally started to accrue on March 15, 2013. Its first payment date will be March 15, 2014 and the interest payment amount was RMB910.40 million.

•	Information on Risks of Redemption and Interests

Please refer to the offering circulars of the corporate bonds published by the Company on the website of Shanghai Stock Exchange on November 20, 2012 and March 13, 2013, respectively, for information on the risks of redemption and interest of relevant bonds. As at the end of the current reporting period, there is no other discloseable matter of risks for relevant bonds.

043

Significant Events

•	Information on Follow-up Credit Rating of Bonds

China Lianhe Credit Rating Co., Ltd., the credit rating agency, will make a regular follow-up credit rating every year and irregular follow-up credit ratings based on relevant circumstances during the terms of relevant bonds. Results and reports of follow-up credit ratings will be announced at the website of Shanghai Stock Exchange (http://www.sse. com.cn) for inspection.

•	Information on Changes in Bonds Issued

As at the end of the current reporting period, there is no changes in the principal terms of relevant bonds.

•	Performance of Other Material Matters Provided in the Offering Circulars

As at the end of the current reporting period, other material matters provided in the offering circulars of relevant bonds were performed as normal.

044

2013 ANNUAL REPORT	Connected Transactions

CONNECTED TRANSACTIONS

CNPC is the controlling shareholder of the Company and therefore transactions between the Group and CNPC constitute connected transactions under the Listing Rules and the listing rules of the Shanghai Stock Exchange (“SSE Listing Rules”). China National Oil and Gas Exploration and Development Corporation (“CNODC”), a wholly-owned subsidiary of CNPC, holds 50% interest in CNPC Exploration and Development Company Limited (“CNPC E&D”), a non-wholly owned subsidiary of the Company. Pursuant to the Listing Rules, CNPC E&D is a connected person of the Company and transactions between the Group and CNPC E&D constitute connected transactions of the Group. On December 28, 2006, the Group became interested in 67% equity interest in PetroKazakhstan Inc. (“PKZ”) through CNPC E&D. Pursuant to the Listing Rules, CNPC E&D and its subsidiaries are connected persons of the Group. Therefore, transactions between the Group and PKZ constitute connected transactions of the Group.

The following connected transactions constitute the “continuing connected transactions” as defined under Chapter 14A of the Listing Rules and satisfied relevant disclosure requirements thereof. For the details of the following connected transactions, please refer to the relevant announcements published on the websites of the Hong Kong Stock Exchange and the Company.

Continuing Connected Transactions

(I) Continuing Connected Transactions with CNPC

The Group and CNPC continue to carry out certain existing continuing connected transactions. The Company obtained the approval of the independent shareholders at the general meeting dated October 20, 2011 for a renewal of the existing continuing connected transactions and the new continuing connected transactions and proposed the new caps for existing continuing connected transactions and the new continuing connected transactions for the period from January 1, 2012 to December 31, 2014. The Company obtained the approval of the Board at the ninth meeting of the fifth session of the Board of Directors dated 27 June 2013 for revision of caps on the existing continuing connected transactions in respect of financial services. Details of the above transactions were set out in the Company’s announcement in respect of continuing connected transactions published on the website of the Hong Kong Stock Exchange on August 25, 2011 and June 27, 2013, and on the website of the Shanghai Stock Exchange on August 26, 2011 and June 28, 2013 respectively, the Company’s circular in respect of continuing connected transactions published on the website of the Hong Kong Stock Exchange on September 5, 2011, and the Company’s announcement in respect of passing resolutions at the extraordinary general meeting published on the websites of the Hong Kong Stock Exchange and Shanghai Stock Exchange on October 20, 2011 and October 21, 2011, respectively.

In 2013, the Group and CNPC carried out the existing continuing connected transactions referred to in the following agreements:

1. Comprehensive Products and Services Agreement

(1) The Group and CNPC implemented the Comprehensive Products and Services Agreement entered into on August 25, 2011 (the “Comprehensive Agreement”) for the provision (A) by the Group to CNPC and Jointly-held Companies and (B) by CNPC and Jointly-held Companies to the Group, of a range of products and services.

045

Connected Transactions

The Comprehensive Agreement entered into force on January 1, 2012 with an effective term of 3 years.

During the term of the Comprehensive Agreement, individual product and service implementation agreements described below may be terminated from time to time by the parties thereto by providing at least 6 months’ written notice of termination in relation to any one or more categories of products or services. Further, in respect of any products or services already contracted to be provided, termination may not take place until after such products and services have been provided.

(A) Products and Services to be provided by the Group to CNPC

Under the Comprehensive Agreement, products and services to be provided by the Group to CNPC include: crude oil, natural gas, refined oil products, chemical products, supply of water, electricity, heating, quantifying and measuring, quality inspection, entrusted operation and management and other related or similar products and services. In addition, the Group shall provide to the Jointly-held Companies financial services including but not limited to entrusted loans and guarantee.

(B) Products and Services to be provided by CNPC to the Group

More products and services are to be provided by CNPC to the Group, both in terms of quantity and variety, than those to be provided by the Group to CNPC. Products and services to be provided by CNPC to the Group have been grouped together and categorised as set out below:

•	Construction and technical services, which are principally the products and services provided prior to official commissioning, including but not limited to exploration technology service, downhole operation service, oilfield construction service, oil refinery construction service and engineering and design service;

•	Production services, which are principally the products and services provided in light of the requirements for the Group’s daily operations upon official commissioning, including but not limited to water supply, electricity supply, gas supply and communications;

•	Supply of materials services, which are principally services for the purchase of materials provided prior to and after official commissioning, including but not limited to purchase of materials, quality inspection, storage of materials and delivery of materials;

•	Social and ancillary services, including but not limited to security systems, education, hospitals, property management, staff canteens, training centres and guesthouses; and

•	Financial services, including loans and other financial assistance, deposit services, entrustment loans, settlement services and other financial services.

The Comprehensive Agreement details specific pricing principles for the products and services to be provided pursuant to the Comprehensive Agreement. If, for any reason, the specific pricing principle for a particular product or service ceases to be applicable, whether due to a change in circumstances or otherwise, such product or service must then be provided in accordance with the following general pricing principles as defined in the Comprehensive Agreement:

(a) government-prescribed prices; or

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2013 ANNUAL REPORT	Connected Transactions

(b) where there is no government-prescribed price, then according to the relevant market prices; or

(c) where neither (a) nor (b) is applicable, then according to:

(i) the actual cost incurred; or

(ii) the agreed contractual price.

In particular, the Comprehensive Agreement stipulates, among other things, that:

(i) the loans and deposits shall be provided at prices determined in accordance with the relevant interest rate and standard for fees as promulgated by the People’s Bank of China. Such prices must also be more favourable than those provided by independent third parties; and

(ii) the guarantees shall be provided at prices not higher than the fees charged by the state policy banks in relation to the provision of guarantees. References must also be made to the relevant government-prescribed price and market price.

2. Product and Service Implementation Agreements

According to the current arrangements, from time to time and as required, individual product and service implementation agreements may be entered into between the relevant subordinate companies and entities of CNPC or the Group providing the relevant products or services, as appropriate, and the relevant subordinate companies and entities of the Group or CNPC, requiring such products or services, as appropriate.

Each product and service implementation agreement will set out the specific products and services requested by the relevant party and any detailed technical and other specifications which may be relevant to those products or services. The product and service implementation agreements may only contain provisions which are in all material respects consistent with the binding principles and guidelines and terms and conditions in accordance with which such products and services are required to be provided as contained in the Comprehensive Agreement.

As the product and service implementation agreements are merely further elaborations on the provision of products and services as contemplated by the Comprehensive Agreement, they do not as such constitute new categories of connected transactions.

3. Land Use Rights Leasing Contract and Supplemental Agreement

The Company and CNPC signed the Land Use Rights Leasing Contract on March 10, 2000 under which CNPC has leased land in connection with various aspects of the operations and business of the Company covering an aggregate area of approximately 1,145 million square metres, located throughout the PRC, to the Company for a term of 50 years at an annual fee of RMB2 billion. The total rent payable for the lease of all such property may, as at the expiration of 10-year term of the Land Use Rights Leasing Contract, be adjusted by agreement between the Company and CNPC to reflect market conditions prevalent at such time of adjustment, including the then prevailing marketing prices, inflation or deflation (as applicable) and such other factors considered as relevant by both parties in negotiating and agreeing to any such adjustment.

047

Connected Transactions

Having regard to the operational need of the Company and changes in the property markets in the recent years, the Company entered into a supplemental agreement to the Land Use Rights Leasing Contract with CNPC on August 25, 2011, pursuant to which the area of the leased land parcels was reconfirmed to be 1,783 million square metres and the annual rental fee was adjusted to not more than RMB3,892 million (exclusive of taxes and government charges). The supplemental agreement took effect from January 1, 2012 after the approval of the Board of Directors. The details of the supplemental agreement were set out in the Company’s announcement in respect of continuing connected transactions published on the websites of the Hong Kong Stock Exchange and the Shanghai Stock Exchange on August 25, 2011 and August 26, 2011, respectively, and the Company’s circular in respect of continuing connected transactions published on the website of the Hong Kong Stock Exchange on September 5, 2011.

4. Buildings Leasing Contract (amended)

On August 25, 2011, the Company entered into an amended Buildings Leasing Contract with CNPC, pursuant to which the Company agreed to lease from CNPC buildings with an aggregate gross floor area of approximately 734,316 square metres. Further, the parties agreed on the average rental fee of buildings under the amended Buildings Leasing Contract, which is RMB1,049 per year per square metre. The Buildings Leasing Contract will expire on November 4, 2019. The Company and CNPC may adjust the area of building leased and the rental fees every three years as appropriate by reference to the status of the production and operations of the Company and the prevailing market price, but the adjusted rental fees shall not exceed the comparable fair market price.

5. Intellectual Property Licensing Contracts

The Company and CNPC continue to implement the three intellectual property licensing contracts entered into on

March 10, 2000, namely the Trademark Licensing Contract, the Patent and Know-how Licensing Contract and the Computer Software Licensing Contract. CNPC has agreed to extend the term of the Computer Software Licensing Contract to the expiry date of the statutory protection period of the relevant software or when such software enters the public domain. Pursuant to these licensing contracts, CNPC has granted the Company the exclusive right to use certain trademarks, patents, know-how and computer software of CNPC at no cost. These intellectual property rights relate to the assets and businesses of CNPC which were transferred to the Company pursuant to the restructuring.

6. Contract for the Transfer of Rights under Production Sharing Contracts

The Company and CNPC continue to implement the Contract for the Transfer of Rights under Production Sharing Contracts dated December 23, 1999. As part of the restructuring, CNPC transferred to the Company relevant rights and obligations under 23 production sharing contracts entered into with a number of international oil and natural gas companies, except for the rights and obligations relating to CNPC’s supervisory functions.

In 2013, CNPC entered into 3 additional production sharing contracts. As of December 31, 2013, CNPC has been in the process of executing in aggregate 38 projects contemplated under the production sharing contracts, in respect of which all relevant issues in respect of transfer of rights under the sharing contracts between CNPC and the Company have been completed. CNPC has assigned to the Company all of its rights and obligations under the sharing contracts at nil consideration and subject to applicable PRC laws and regulations, except for the rights and obligations relating to CNPC’s supervisory functions.

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2013 ANNUAL REPORT	Connected Transactions

7. Guarantee of Debts Contract

The Company and CNPC continue to implement the Guarantee of Debts Contract entered into on March 10, 2000, pursuant to which all of the debts of CNPC relating to the assets transferred to the Company in the restructuring were also transferred to, and assumed by, the Company.

Under the Guarantee of Debts Contract, CNPC has agreed to guarantee certain debts of the Company at no cost. As at December 31, 2013, the balance of the amount guaranteed was RMB40 million.

As each of the applicable percentage ratio(s) (other than the profits ratio) in respect of the Trademark Licensing Contract, the Patent and Know-how Licensing Contract, the Computer Software Licensing Contract, the Contract for the Transfer of Rights under Production Sharing Contracts and the Guarantee of Debts Contract is less than 0.1%, the continuing connected transactions under these contracts are exempted from the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. The Directors (including independent Directors) believe that these continuing connected transactions were entered into in the normal and ordinary course of business for the benefits of the Company, and are in the interests of the shareholders as a whole.

(II) Continuing Connected Transactions with CNPC E&D

The following continuing connected transactions arose as a result of the completion of the Company’s acquisition of 67% equity interest in PKZ, which was announced by the Company on August 23, 2006, on December 28, 2006:

•	the provision of production services by CNPC to the Group;

•	the provision of construction and technical services by CNPC to the Group;

•	the provision of material supply services by CNPC to the Group.

Upon completion of the acquisition of PKZ, PKZ became a subsidiary (as defined under the Listing Rules) of CNPC E&D. As CNPC is the controlling shareholder of the Company and as each of CNPC and the Company is interested in 50% interest in CNPC E&D respectively, therefore, CNPC and CNPC E&D are connected persons of the Company under the Listing Rules. The caps for these continuing connected transactions have already been included within the limit of continuing connected transactions between the Group and CNPC.

Caps for the Continuing Connected Transactions

The following annual caps in respect of the continuing connected transactions are set for the relevant transactions for the period from January 1, 2012 to December 31, 2014:

(A) In relation to the products and services contemplated under (a) the Comprehensive Agreement, (b) Land Use Rights Leasing Contract and its supplemental contract, (c) Buildings Leasing Contract (amended), the total annual revenue or expenditure in respect of each category of products and services will not exceed the proposed annual caps set out in the following table:

049

Connected Transactions

	Proposed annual caps
Category of Products and Services	2012	2013	2014
	RMB million
(i) Products and services provided by the Group to the CNPC and Jointly-held Companies	152,541	165,371	184,099
(ii) Products and services provided by CNPC to the Group
(a) Construction and technical services	263,280	278,320	261,680
(b) Production services	220,081	235,022	253,476
(c) Supply of materials services	25,531	24,129	25,397
(d) Social and ancillary services	8,040	8,040	8,040
(e) Financial Services
- Aggregate of the daily highest amount of deposits of the Group in CNPC and the total amount of interest received in respect of these deposits (Among which, the aggregate of daily highest amount of deposits with China Petroleum Finance Co., Ltd and total amount of interests accrued thereon shall not exceed RMB46,900 million)	70,000	70,000	70,000
- Insurance fees, handling charges for entrusted loans, and fees and charges for settlement services and other intermediary business	2,801	2,925	3,055
- Rents and other payments made under financial leasing	n/a	10,000	10,000
(iii) Financial services provided by the Group to the jointly-owned companies	21,329	21,998	23,157
(iv) Fee for land leases paid by the Group to CNPC (excluding taxes)	3,892	3,892	3,892
(v) Rental for buildings paid by the Group to CNPC	771	771	771

(B) In relation to the Trademark Licensing Contract, the Patent and Know-how Licensing Contract and the Computer Software Licensing Contract, CNPC has granted the Company the right to use certain trademarks, patents, know-how and computer software of CNPC at no cost.

Independent Non-Executive Directors’ Confirmation

In relation to the continuing connected transactions undertaken by the Group in 2013, the independent non-executive Directors of the Company confirm that:

(i) the connected transactions mentioned above are within the scope of the ordinary course of business of the Company;

(ii) the connected transactions mentioned above have been entered into either on normal commercial terms or on terms no less favourable than terms available to independent third parties (depends on circumstances);

(iii) the connected transactions mentioned above have been entered into on terms of relevant transaction agreements which are fair and reasonable and in the interests of the shareholders of the Company as a whole.

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2013 ANNUAL REPORT	Connected Transactions

Auditor’s Confirmation

The auditor of the Company was engaged to report on the Company’s continuing connected transactions in accordance with Hong Kong Standard on Assurance Engagements 3000 “Assurance Engagement Other Than Audits or Reviews of Historical Financial Information” and with reference to Practice Note 740 “Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules” issued by Hong Kong Institute of Certified Public Accountants. The auditor has issued an unqualified letter containing the conclusions in respect of the above-mentioned continuing connected transactions in accordance with the Hong Kong Listing Rule 14A.38. A copy of the auditor’s letter has been provided by the Company to the Hong Kong Stock Exchange.

The information set out in the tables below is principally extracted from the financial statements of the Group prepared in accordance with CAS:

Connected sales and purchases

	Sales of goods and provision of services to connected party		Purchase of goods and services from connected party
	Transaction amount	Percentage of the total amount of the type of transaction	Transaction amount	Percentage of the total amount of the type of transaction
Connected party	RMB million	%	RMB million	%
CNPC and its subsidiaries	80,757	3.58	357,071	16.91
Other connected parties	44,266	1.96	44,360	2.10
Total	125,023	5.54	401,431	19.01

Connected obligatory rights and debts

	Unit: RMB million
	Funds provided to connected party			Funds provided to the Group by connected party
Connected parties	Opening balance	Occurrence amount	Closing balance	Opening balance	Occurrence amount	Closing balance
CNPC and its subsidiaries	—	—	—	273,086	54,392	327,478
Other connected parties	8,411	(4,393)	4,018	—	—	—

Total	8,411	(4,393)	4,018	273,086	54,392	327,478

051

Corporate Governance

CORPORATE GOVERNANCE

1. Improvement of Corporate Governance

During the reporting period, the Company was able to regulate its operations in accordance with domestic and overseas regulatory requirements. In accordance with the Articles of Association of the Company (the “Articles of Association”) and related laws and regulations as well as the securities regulatory rules of the jurisdictions in which the Company was listed, and in light of the actual conditions of the Company, the Company constantly formulates, improves and implements various systems and related procedures for the Board of Directors and each of the special committees to operate under the Board of Directors. The Measures on Management of Information Disclosure and the Measures on Registration of Information Insiders formulated by the Company have clearly defined the accountability system for significant errors in disclosure of the annual report, increased the accountability on the relevant personnel with information disclosure responsibilities and have enhanced the Company’s security work in respect of certain inside information before public disclosure of annual reports. During the reporting period, the above regulations were effectively implemented by the management of the Company and the Company is not aware of any information insider who has breached relevant rules when dealing with the shares of the Company, nor any major error was occurred in the annual report. In 2012, China Securities Regulatory Commission and Beijing Securities Regulatory Bureau promulgated the Notice Concerning Matters on Further Implementation of the Distribution of Cash Dividends by Listed Companies and the Notice Concerning Matters on Further Improvement on the Distribution of Cash Dividends by Listed Companies respectively, which require listed companies to make necessary amendments to the clauses governing the distribution of cash dividends as provided for in their articles of association. Pursuant to such requirements, the Company adopted the resolutions on the amendment to the articles of association at the 2012 annual general meeting held in May 2013. In 2013, in order to improve its corporate governance and the scientific composition of the Board of Directors, the Company adopted upon consideration the Administration of Granting Mandates for Acquisition of Projects by the Company and the Policy on Board Diversity. Further, the Company refined the content of its website in accordance with the latest revision of the regulatory rules and, in accordance with the requirements of the Hong Kong Stock Exchange, published details of the corporate governance system, including the Articles of Association on the Shanghai Stock Exchange’s website and the Hong Kong Stock Exchange’s website.

During the reporting period, the corporate governance of the Company had nothing inconsistent with the regulatory requirements on corporate governance of listed companies laid down by the China Securities Regulatory Commission. Checks and balances were achieved through the coordination among the shareholders’ meeting, the Board of Directors and its related special committees, the Supervisory Committee and the management headed by the President. And the Company’s internal management and operations were further standardised.

2. Improvement of Internal Control System

The Company placed great emphasis on internal control and risk management. The Company established and operated internal control system in compliance with requirements of various listing authorities.

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2013 ANNUAL REPORT	Corporate Governance

In 2013, the Company continued to improve its internal control and risk management work, comprehensively implemented the risk report system and strengthened its management and supervision on material risks. The Company also streamlined and regularised the workflow on a persistent basis, further enhanced its ability in executing business workflow and meticulously made arrangements for tests on internal control, resulting in effectively increasing the effectiveness on internal control and supervision.

Having regard to its existing financial management position, the Company implemented the procedures governing financial management. In particular, planning of relevant processes and key controls has been further regulated, resulting in better process efficiency and effectiveness. The Company also further strengthened its implementation of the management system of information disclosure, the criteria for identifying material issues and their reporting procedures, and the procedures through which discloseable information is gathered, consolidated and disclosed. Meanwhile, the Company further improved its internal control testing and took the initiative to communicate with the new external auditor. Efforts were also used to strengthen the internal control and supervision training given to core team members and to give effect to the rectification liability with an aim to intensifying the supervision over rectification.

The internal control and risk management department is responsible for coordinating the internal control testing conducted internally and externally and for supervising the improvement and organisation of internal control system evaluation.

In 2013, the Audit Committee was briefed for five times on the status of internal control and risk management and considered that the scope of the Company’s internal control had been expanded, whether in terms of depth or breadth of the internal control measures, which played an important role in identifying and eliminating risks on a timely basis. Particularly, since certain former senior management were subject to investigation, the Company adjusted the content of its work, improved its approach to work and expanded the scope of testing, and all of these resulted in attaining positive progress. The Audit Committee suggested that the Company should conduct research targeted at areas vulnerable to give rise to problems, formulate comprehensive rules and regulations and strengthen the execution power of the system in order to fully utilise the supervisory role to ensure that the operation of the Company would be regularised.

The Board is responsible for the internal control system that is relevant to establish and maintain sufficient financial report. The Board evaluated the internal control based on regulatory requirement and believes it is effective as at December 31, 2013. The Company discloses the internal report and internal audit report independently. KPMG Huazhen (Special General Partnership) engaged by the Company audited the financial statements of the Company regarding the effectiveness of the internal control and issued audit report with standard and unqualified audit opinion.

3. Performance of Independent Directors’ Duties

In 2013, the independent Directors of the Company committed to earnestly and diligently performing their duties in accordance with the relevant domestic and overseas laws and regulations and the Articles of Association. During the reporting period, they reviewed the proposals and relevant documents presented by the Company and actively participated in the general meetings and meetings of the Board of Directors and its special committees (please refer to the section on “Directors’ Report” in this annual report for detailed information on the attendance of the meetings). They expressed their views objectively and independently and protected the lawful interests of all the shareholders of the Company, in particular, those of numerous middle-sized and minority shareholders. They played a part in the checks and balances of the decision making process of the Board of Directors. Independent Directors reviewed regular reports of the Company diligently. They had discussions with external auditors in regular and special meetings before and after their year-end auditing. Such meetings were held prior to meetings of the Board of Directors. They monitored and procured that the Company made disclosures in compliance with the relevant laws, regulations as well as rules of the Company on disclosures of information, thus ensuring the truthfulness, accuracy, timeliness and completeness of disclosure of information by the Company. During the reporting period, the independent Directors of the Company did not raise any objection to any resolutions or other matters discussed at the meetings of the Board of Directors. Meanwhile, the independent Directors constantly kept themselves informed of relevant laws, regulations and regulatory rules and made on-site visits to base-level units of the Company, which helped them become better focused in their decision-making and enhanced the effectiveness of their decisions made.

053

Corporate Governance

4. Independence of the Company from the Controlling Shareholder

The Company is independent from its controlling shareholder, CNPC, in respect of business, personnel, asset, organisational structure and finance. The Company has independent and comprehensive business operations and management capabilities.

5. Senior Management Evaluation and Incentive Scheme

In accordance with the “Measures of Evaluation of Annual Performance of the President’s Work Team”, the Company evaluated the completion of the performance targets of 2012 by the President’s Team with reference to the achievement of the performance targets in 2012 and the business development plan of 2013, and formulated the performance contract for the President’s Team for 2013. The “Report on Assessment of the President’s Operating Results for 2012 and the Formulation of President’s Performance Contracts for 2013” was reviewed and approved at the eighth meeting of the Fifth Session of the Board of Directors.

During the reporting period, the Company conducted, on the basis of the “Pilot Measures of Evaluation of Performance of the Senior Management of PetroChina Company Limited”, appraisals on members of the senior management from specialised companies, local companies and the science and research planning departments with respect to their achievement of the performance targets for 2012. Certain rewards and punishments were made on basis of the performance evaluation. With reference to the business development plan and key tasks of the Company for 2013 as well as the positions and duties of the various senior management officers, the Company formulated performance contracts for 2013 and organised a signing ceremony of the performance contracts for 2013 for specialised companies and local companies attended by key political and party leaders. The Company supplemented and improved its information management system on performance, and completed evaluation of the performance targets for senior management in 2013 by adopting this information management system.

6. Corporate Governance Report

(1) Compliance with the Corporate Governance Code

The Company has complied with all code provisions under the Corporate Governance Code as set out in Appendix 14 of the Listing Rules for the year ended December 31, 2013, except that:

After prudent consideration of the laws and regulations of the places where the shares of the Company are listed, the background of the industry to which the Company belongs and the current corporate structure, the Company has not set up a nomination committee as at the end of the reporting period. Nonetheless, the requirements for nomination of directors are set out in detail in the Articles of Association of the Company. Shareholders holding three percent or above of the voting shares of the Company may put forward a provisional written proposal to the general meeting in relation to the intention to nominate a candidate for the Director and the candidate’s willingness to accept such nomination prior to such meeting. Directors of the Company shall be elected at the general meeting of the Company for a term of office of no more than three years. Upon expiration of his term, the Director shall be entitled to be re-elected and re-appointed.

054

2013 ANNUAL REPORT	Corporate Governance

(2) Compliance with the Model Code for Securities Transactions by Directors of Listed Issuers

The Company has adopted the provisions in relation to dealing in shares of the Company by Directors as set out in the Model Code for Securities Transactions for Directors of Listed Issuers contained in Appendix 10 of the Listing Rules (the “Model Code”). Each Director and Supervisor has confirmed to the Company that each of them has complied with all standards set out in the Model Code in the reporting period.

(3) Board of Directors

Pursuant to the Company’s Rules and Procedures for the Board of Directors, the Board of Directors convened 4 regular meetings and 6 extraordinary meetings of Board of Directors and 10 meetings of its special committees and passed 27 resolutions of the Board of Directors and 13 opinions of its special committees during the reporting period.

For details of the composition of the Board of Directors and attendance rate of Directors at regular meetings of the Board of Directors during the year, please refer to the section “Members of the Board of Directors and the attendance rate of Directors” in the “Directors’ Report” of this annual report.

There is no relationship (including financial, business, family or other material/relevant relationship(s)) among members of the Board of Directors and between the Chairman and the President of the Company.

(4) Operations of the Board of Directors

The Company’s Board of Directors is elected by the shareholders’ general meeting of the Company through voting and is held accountable to the shareholders’ general meeting. The primary responsibilities of the Board of Directors are to provide strategic guidance to the Company, exercise effective supervision over the management, ensure that the Company’s interests are protected and are accountable to the shareholders. The powers and duties of the Board of Directors and the management have been clearly defined in the Articles of Association, which aims to provide adequate check and balance mechanism for good corporate governance and internal control. In accordance with the Articles of Association or as authorised by the shareholders, the Board of Directors makes decisions on certain important matters, including annual business plans and investment budgets; annual criteria for assessment of the performance of members of working units of the Company and annual remuneration plans; distribution plans in respect of interim profit; and material issues involving corporate reorganisation of the Company. The Directors and the Board of Directors carry out corporate governance duties in a serious and responsible manner. The Directors attend the meetings of the Board of Directors in a serious and responsible manner, perform their duties as Directors earnestly and diligently, make important decisions concerning the Company, appoint, dismiss and supervise the members of the operation units of the Company. Led by the President, the management of the Company is responsible for implementing the resolutions approved by the Board of Directors and administering the Company’s day-to-day operation and management.

055

Corporate Governance

The Company has received a confirmation of independence from each of the five independent non-executive Directors pursuant to Rule 3.13 of the Listing Rules. The Company considers that the five independent non-executive Directors are completely independent of the Company, its substantial shareholders and its connected persons and fully comply with the requirements concerning independent non-executive Directors under the Listing Rules. Both Mr Liu Hongru and Mr Cui Junhui, independent non-executive Directors, have appropriate accounting and financial experience as required under Rule 3.10 of the Listing Rules. Please see the section headed the Brief Biography of the Directors under the “Directors, Supervisors, Senior Management and Employees” section for biographical details of Mr Liu Hongru and Mr Cui Junhui. The five independent non-executive Directors do not hold other positions in the Company. They perform their duties seriously according to the Articles of Association and the relevant requirements under the applicable laws and regulations.

The Board of Directors has established the Audit Committee, the Investment and Development Committee, the Examination and Remuneration Committee and the Health, Safety and Environmental Protection Committee. The main responsibility of these committees is to provide support to the Board of Directors in decision-making. The Directors participating in these special board committees focus on particular issues according to their areas of expertise and make recommendations on the improvement of the corporate governance of the Company.

(5) The Chairman and President

In 2013, Mr Zhou Jiping was the Chairman of the Board of Directors of the Company and Mr Wang Dongjin was the President of the Company. Pursuant to the Articles of Association, the primary duties and responsibilities of the Chairman are chairing the shareholders’ general meetings and convening and chairing meetings of the Board of Directors, inspecting the implementation of Board resolutions, signing certificates of securities issued by the Company, and other duties and power authorised under the Articles of Association and by the Board of Directors. The primary duties and responsibilities of the President are managing production and operation, organising the implementation of Board resolutions, organising the implementation of annual business plans and investment plans of the Company, formulating plans for the establishment of internal management institutions of the Company, devising the basic management system of the Company, formulating specific rules and regulations of the Company, advising the Board of Directors to appoint or dismiss Senior Vice Presidents, Vice Presidents, the Chief Financial Officer and other senior management personnel, appointing or dismissing management staff other than those that should be appointed or dismissed by the Board of Directors, and performing other duties and power authorised by the Articles of Association and the Board of Directors.

(6) Term of Office of Directors

Pursuant to the Articles of Association, the Directors (including non-executive Directors) shall be elected at the shareholders’ general meeting and serve a term of three years. Upon the expiry of their term of office, the Directors may be re-elected for another term.

(7) Training Attended by Directors and Company Secretary

In 2013, all of the Directors participated in continuous professional development programmes to develop and update their knowledge and skills, with view to contributing to the Board of Directors with sufficient information and up to its requests. Details of trainings attended by all of the Directors are set out as below:

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2013 ANNUAL REPORT	Corporate Governance

		Updates on corporate governance/legislations, rules and regulations		Accounting/finance/business management and productions and operations of the Company
Names	Positions	Reading relevant materials	Attending seminars	Reading relevant materials	On-site visits
Zhou Jiping	Chairman	✓		✓
Liao Yongyuan	Executive Director	✓	✓	✓
Wang Dongjin	Executive Director and President	✓		✓
Li Xinhua	Non-executive Director	✓		✓
Wang Guoliang	Non-executive Director	✓		✓
Yu Baocai	Non-executive Director	✓		✓
Liu Hongru	Independent Non-executive Director	✓		✓
Franco Bernabè	Independent Non-executive Director	✓		✓
Li Yongwu	Independent Non-executive Director	✓		✓	✓
Cui Junhui	Independent Non-executive Director	✓		✓
Chen Zhiwu	Independent Non-executive Director	✓		✓	✓

Due to personal reasons, Mr Li Hualin has tendered his resignation to the Company and ceased to hold the position of the Secretary to the Board of Directors with effect from August 26, 2013. Due to resignation, he failed to meet the relevant professional training requirement as stipulated in Rule 3.29 of the Listing Rules in 2013.

Mr. Wu Enlai was engaged as the Secretary to the Board of Directors on November 28, 2013. Mr Wu Enlai was appointed as the Joint Company Secretary and the authorised representative of the Company and Mr Mao Zefeng was appointed as the Joint Company Secretary. The above appointments became effective from February 25, 2014.

(8) The Examination and Remuneration Committee

The Examination and Remuneration Committee of the Company comprises three Directors, including two independent non-executive Directors with Mr Liu Hongru as chief committee member and Mr Chen Zhiwu as member, and a non-executive Director, Mr Wang Guoliang. This is in compliance with the provisions of the Corporate Governance Code. The terms of reference of the Examination and Remuneration Committee are included in the Rules and Procedures for the Board of Directors and set out on the Company’s website (www.petrochina.com.cn).

The main duties and responsibilities of the Examination and Remuneration Committee are: considering the performance assessment criteria of Directors and management, conducting performance assessment and making relevant recommendations; considering and reviewing remuneration policies and schemes in respect of Directors and senior management (including compensations to Directors and senior management for loss of office or retirement); organising the performance assessment on the President and report to the Board of Directors; monitoring the performance assessments to be led by the President on Senior Vice Presidents, Vice Presidents, the Chief Financial Officer and other senior managers; considering the Company’s incentive programme, remuneration system; monitoring and appraising the effectiveness of their implementation, and providing recommendations for change and improvement; and other duties as required by relevant laws and regulations or listing rules of place where the Company is listed and any such other matters as authorized by the Board of Directors.

057

Corporate Governance

The Examination and Remuneration Committee held one meeting during the reporting period, which was held at the eighth meeting of the Fifth Session of the Board of Directors. Members of the Examination and Remuneration Committee, Mr Liu Hongru and Mr Wang Guoliang attended such meeting.

A summary of the work of the Examination and Remuneration Committee of the Company in 2013 is as follows:

The meeting of the Examination and Remuneration Committee held at the eighth meeting of the Fifth Session of the Board of Directors considered the “Report on Assessment of the Results of Operations by the President’s Work Team for 2012 and the Formulation of President’s Performance Contract for 2013”.

(9) Nomination of Directors

Pursuant to the Articles of Association, election and replacement of Directors shall be proposed to the shareholders’ general meeting for approval. Shareholders whose shareholding represents 3% or more of the voting shares of the Company are entitled to make such proposal. As authorised by the Board of Directors, the Chairman shall consolidate a list of the director candidates and order the Secretariat of the Board of Directors together with the relevant departments to prepare the relevant procedural documents. The Secretariat of the Board of Directors is responsible for requesting the Chairman and/or the shareholders entitled to make a proposal to issue invitations to serve as Director to the candidates for directorship. The candidates for directorship will sign the confirmation letters. Pursuant to the Articles of Association, the Company is required to give notice of the shareholders’ meeting to shareholders in writing 45 days in advance and send a circular to shareholders. Pursuant to Rule 13.51(2) of the Listing Rules, the list, resume and emoluments of the candidates for directorship must be set out in the circular to shareholders to facilitate voting by shareholders. The new Directors must be approved by more than half of the total voting shares held by the shareholders present in person or by proxy in the shareholders’ general meeting.

As at the end of the reporting period, the Company has not established a nomination committee.

(10) Audit Committee

The Audit Committee of the Company comprises one non-executive Director and three independent non-executive Directors. Under the Rules and Procedures of the Audit Committee of the Company, the chairman must be an independent non-executive Director and all resolutions of the committee shall be approved by the independent non-executive Directors.

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2013 ANNUAL REPORT	Corporate Governance

The major responsibilities of the Audit Committee of the Company are: reviewing and ensuring the completeness of annual reports, interim reports and quarterly reports, if any, and related financial statements and accounts, and reviewing any material opinion contained in the aforesaid statements and reports in respect of financial reporting; reporting to the Board of Directors in writing on the financial reports of the Company (including annual reports, interim reports and quarterly reports) and related information; reviewing and supervising the work conducted by the internal audit department in accordance with the applicable PRC and international rules; monitoring the financial reporting system and internal control procedures of the Company, as well as checking and assessing matters relating to, among others, the financial operations, internal control and risk management of the Company; reviewing and supervising the engagement of external auditors and their performance; receiving, keeping and dealing with complaints or anonymous reports regarding accounting, internal accounting control or audit matters and ensuring the confidentiality of such complaints or reports; liaising with the Board of Directors, the senior management and external accountants on a regular basis; meeting with external accountants and the Company’s own legal counsel at least once a year; and reporting regularly to the Board of Directors in respect of any significant matters which may affect the financial position and business operations of the Company and in respect of the self-evaluation of the committee on the performance of their duties.

During the reporting period, the Audit Committee held seven regular meetings. Two of the meetings of the Audit Committee were held by way of written resolution.

The opinions of the Audit Committee will be presented to the Board of Directors and acted upon (where appropriate). Members of the Audit Committee and their attendance rate at meetings are as follows:

Position	Name	Number of Required Meetings	Attendance in Person (times)	Attendance by Proxy (times)	Note
Chairman	Franco Bernabè	7	7	0	1 meeting attended by way of tele-conferencing
Member	Cui Junhui	7	6	1
Member	Chen Zhiwu	7	4	3	1 meeting attended by way of tele-conferencing
Member	Wang Guoliang	7	7	0

The followings are the work of the Audit Committee during the reporting period:

The Audit Committee considered the annual financial report of the Company for 2012, the profit distribution proposal for 2012, the report on the Company’s continuing connected transactions in 2012, the Audit Work Report, Working Report on Internal Control and the resolution on the replacement of the Company’s domestic and overseas auditors for 2013. The Audit Committee considered the report of PricewaterhouseCoopers and KPMG addressed to it and formed a written opinion in respect of the Company’s financial report for 2012; the Written Opinion of the Audit Committee on the draft Profit Distribution Plan for 2012; the Written Opinion of the Audit Committee on the Interim Financial Report for 2013; and the Written Opinion of the Audit Committee on the Interim Profit Distribution Plan for 2013.

(11) Corporate Governance Responsibilities

The corporate governance responsibilities of the Company shall be undertaken by the Board of Directors. In 2013, the Board’s performance of the corporate governance responsibilities as set forth in Code D.3.1 of Appendix 14 of the Listing Rules is as follows:

For developing and reviewing the policies and practice on corporate governance: In order to improve its corporate governance and the scientific composition of the Board, the Company adopted upon consideration the Policy on Board Diversity and the Administration of Granting Mandates for Acquisition of Projects by the Company. Further, the Company refined the content of its website in accordance with the latest revision of the regulatory rules and, in accordance with the requirements of the Hong Kong Stock Exchange, published details of the corporate governance system, including those involving the procedure for nomination of directors contained in the articles of association on the Shanghai Stock Exchange’s website and the Hong Kong Stock Exchange’s website;

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Corporate Governance

For reviewing and monitoring the training and continuous professional development of directors and senior management: The Company strictly complied with the Guidelines on Works Relating to the Training of Senior Management of Listed Companies and the relevant detailed implementing rules promulgated by China Securities Regulatory Commission (Zheng Jian Gong Si Zi [2005] No. 147) as well as the relevant provisions of the Listing Rules. Additionally, specific provisions were inserted into the section titled “Composition of the Board of Directors” in the Rules of Procedure for the Board of Directors of the Company. In 2013, the Board reviewed and monitored the implementation of the relevant systems and also took the initiative to organise training for its directors, supervisors and senior managerial personnel and required their participation;

For reviewing and monitoring the policies and practices in connection with the compliance with legal and regulatory requirements: Upon consideration of the reports given by its subordinated committees and functional departments, the Board reviewed and monitored the Company’s policies and practices in connection with compliance with legal and regulatory requirements, including but not limited to industry regulation, policies on taxes and fees, overseas regulation, legal proceedings together with other aspects;

For developing, reviewing and monitoring the code of conduct and compliance manual applicable to employees and directors: Relevant information on corporate governance, mechanisms for assessment of performance and performance incentives and restrictions of the Company, information disclosure and transparency, the relationship between CNPC and the Company, performance of duty by independent non-executive Directors, professional and ethical code for senior management personnel, code of conduct for staff and workers, and significant differences on corporate governance structure pursuant to the requirements under section 303A.11 of the New York Stock Exchange Listed Company Manual can be found on the Company’s website (www.petrochina.com.cn). You may access to such information by following these steps:

1. From our main web page, click “Investor Relations”;

2. Next, click “Corporate Governance Structure”;

3. Finally, click on the information you are looking for.

The Board of Directors will review such regulations in accordance with the relevant regulatory requirements and the actual circumstances of the Company on an annual basis.

(12) Shareholders and Shareholders’ General Meetings

For details of shareholders and shareholder’s general meetings, please refer to the section entitled “Shareholders’ Rights and Shareholders’ Meetings” in this annual report.

(13) Supervisors and the Supervisory Committee

The Supervisory Committee of the Company is accountable to the shareholders’ general meeting. All of the Supervisors have discharged their duties conscientiously in accordance with the Articles of Association, attended all Board meetings and persistently reported their work to the shareholders’ general meeting, and submitted the Supervisory Committee Report and related resolutions. In line with the spirit of accountability to all shareholders, the Supervisory Committee monitored the financial affairs of the Company and the performance of duties and responsibilities by the Directors, President and other senior management personnel of the Company to ensure that they have performed their duties in compliance with applicable laws and regulations. The Supervisory Committee has participated actively in major matters of the Company including production, operation and investment projects and made constructive recommendations.

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2013 ANNUAL REPORT	Corporate Governance

(14) Directors’ Responsibility in Preparing Financial Statements

The Directors are charged with the responsibility to audit the financial statements in each financial year with support from the accounting departments, and to ensure that the relevant accounting practices and policies are observed and IFRS and CAS are complied with in the compilation of such financial statements in order to report the financial position of the Company in a factual and unbiased manner.

(15) Going Concern

The Directors, having made appropriate enquiries, consider that the Company has adequate resources to continue in operational existence for the foreseeable future and that, for this reason, it is appropriate to adopt the going concern basis in preparing the financial statements.

(16) Remuneration of the Auditors

For information relating to the remuneration received by the auditors for their auditing services to the Company, please refer to the section of “Significant Events” for the part entitled “Engagement and disengagement of firm of accountants”.

061

Shareholders’ Rights and
Shareholders’ Meetings

SHAREHOLDERS’ RIGHTS AND

SHAREHOLDERS’ MEETINGS

1. Shareholders’ rights

(1) Shareholders’ procedures to propose to convene an extraordinary general meeting

To ensure that all shareholders of the Company enjoy equal rights and exercise their rights effectively, the Articles of Association of the Company provides that an extraordinary general meeting or class meeting may be called upon by shareholders according to the following procedures: one or more shareholders holding in aggregate 10% or above of the shares of the Company with voting rights is/are entitled to request the Board of Directors to convene an extraordinary general meeting or class meeting in writing. The Board of Directors shall, within 10 days upon receipt of the request, make available their written comments on their agreeing or disagreeing with the convening of such extraordinary general meeting or class meeting.

If the Board of Directors agrees to convene such extraordinary general meeting or class meeting, it shall, within 5 days upon passing Board resolution on the same, serve a notice of the meeting. Consent of the relevant shareholder(s) shall be sought for any variation to the original request.

If the Board of Directors disagrees to convene such extraordinary general meeting or class meeting, or fails to respond within 10 days upon receipt of the request, the individual or the shareholders holding in aggregate 10% or above of the shares of the Company with voting rights is/ are entitled to recommend in writing to the Supervisory Committee to convene such extraordinary general meeting or class meeting.

If the Supervisory Committee agrees to convene such extraordinary general meeting or class meeting, it shall, within 5 days upon receipt of such request, serve a notice of meeting. Consent of the relevant shareholder(s) shall be sought for any variation to the original request.

If the Supervisory Committee fails to serve the notice of shareholders’ meeting within the period as provided, it shall be deemed as the Supervisory Committee not convening and presiding over the meeting. One or more shareholders holding in aggregate 10% or above of the shares of the Company with voting rights for 90 consecutive days or above is/ are entitled to convene and preside over such meeting on its/their own.

(2) Procedures for putting resolutions to a general meeting

Pursuant to the Articles of Association in respect of convening an annual general meeting, any shareholder(s) holding 3% or above of the total number of shares of the Company with voting rights may put forward any provisional resolution(s) in writing to the convenor 10 days prior to the general meeting. The convenor shall, within 2 days upon receipt of the proposed resolution(s), serve a supplemental notice of general meeting, announcing the contents of such proposed resolution(s). The contents of any such proposed resolutions(s) shall fall within the purview of the general meeting, with clear and definite issues for consideration and substantive matters for resolution and in compliance with laws, administrative rules and the Articles of Association.

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2013 ANNUAL REPORT	Shareholders’ Rights and
Shareholders’ Meetings

(3) Procedures for enquiries of shareholders made with the Board of Directors

Any shareholder may make any written enquiry with the Board of Directors at any time. The administrative measures of the Company in respect of management of investors’ relations provide for clear and definite procedures for enquiries. Definite guidelines in respect of contact details are also set out in the annual report of the Company and the investors section on the website of the Company.

A question-and-answer session is in place in any general meeting of the Company. Questions from any shareholder will be answered by Chairman, President and independent Directors or any intermediary. Forms for written questions are available to any shareholders who are not able to ask any questions due to time limitation. Such written questions will be answered in detail by the investors’ relations department of the Company. Some other shareholders also make more frequent use of the mailbox of the Secretary to the Board which is available to the public on the website. Issues of concern to shareholders are answered by the Company in a prompt manner.

2. Shareholders’ meetings

The Company convenes shareholders’ general meetings every year pursuant to its Articles of Association. The annual general meeting for 2012 was held on May 23, 2013 at Oriental Bay International Hotel, Beijing. Seven ordinary resolutions were passed and approved at the meeting by more than half of the votes, which covered the 2012 Directors’ Report, 2012 Report of the Supervisory Committee, 2012 Financial Statements, 2012 Profit Distribution Plan, resolution of Authorisation to the Board of Directors to decide on 2013 Interim Profit Distribution Plan, resolution of change of external auditor of the Company and resolution of Election of Supervisors. Three special resolutions were passed and approved at the meeting by more than two thirds of the votes, which covered resolution of certain amendments to the Articles of Association of the Company, resolution granting general mandate to the Board of Directors to issue debt financing instruments of the Company and resolution granting general mandate to the Board of Directors to issue shares of the Company. The independent directors of the Company did not make any proposals at the general meeting.

The resolutions passed at the above annual general meeting, together with relevant details, have been set out in the announcements published on the websites of the HKSE and Shanghai Stock Exchange on May 23 and 24, 2013.

063

Directors’ Report

DIRECTORS’ REPORT

The Board of Directors of the Company is pleased to present its directors’ report for perusal.

1. Review of results of operations and the business prospect of the Company during the reporting period

Please refer to the sections headed “Business Operating Review”, “Management’s Discussion and Analysis of Financial Position and Results of Operations” and “Chairman’s Report” in this annual report.

2. Risk Factors

In its course of production and operation, the Group actively took various measures to avoid and mitigate various types of risks. However, in practice, it may not be possible to prevent all risks and uncertainties completely.

(1) Industry Regulations and Tax Policies Risk

The PRC government exercises supervision and regulation over the domestic oil and natural gas industry. These regulatory measures include the obtaining of exploration and production licences, the payment of industry-specific taxes and levies, and the implementation of environmental policies and safety standards. They affect the Group’s operating activities. Any future changes in the PRC governmental policies in respect of the oil and natural gas industry may also affect the Group’s business operations.

Taxes and levies are one of the major external factors affecting the operations of the Group. The PRC government has been actively implementing taxation reforms, which may lead to future changes in the taxes and levies relating to the operations of the Group, thereby affecting the operating results of the Group.

(2) Price Fluctuations of Crude Oil and Refined Products Risk

The Group is engaged in a wide range of oil and gas products-related activities and part of its oil and gas products demands are met through external purchases in international market. The prices of crude oil, refined products and natural gas in the international market are affected by various factors such as changes in global and regional politics and economy, demand and supply of oil and gas, as well as unexpected events and disputes with international repercussions. The domestic crude oil price is determined by reference to international price of crude oil and the prices of domestic refined products are adjusted by PRC government to reflect the price changes in international crude oil market. Domestic natural gas prices are prescribed by PRC government.

(3) Foreign Exchange Rate Risk

The Group conducts its business primarily in Renminbi in the PRC, but it keeps certain foreign currencies to pay for the imported crude oil, equipment and other raw materials as well as to repay financial liabilities denominated in foreign currencies. Currently, the PRC government has implemented a regulated floating exchange rate regime based on market supply and demand with reference to a basket of currencies. However, Renminbi is still regulated in capital projects. The exchange rates of Renminbi are affected by domestic and international economic and political changes, and demand and supply for Renminbi. Future exchange rates of Renminbi against other currencies may vary significantly from the current exchange rates, which in turn would affect the operating results and financial position of the Group.

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2013 ANNUAL REPORT	Directors’ Report

(4) Market Competition Risk

The Group has distinctive advantages in resources, and is in a leading position in the oil and gas industry in the PRC. At present, major competitors of the Group are other large domestic oil and petrochemical producers and distributors. With the gradual opening up of the domestic oil and petrochemical market, large foreign oil and petrochemical companies have become competitors of the Group in certain regions and segments. The Group has been in a leading position in the exploration and production business and natural gas and pipeline business in China, but the Group is facing relatively keen competition in refining, chemicals and marketing of refined products businesses.

(5) Uncertainty of the Oil and Gas Reserves Risk

According to industry characteristics and international practices, both the crude oil and natural gas reserve data disclosed by the Group are estimates only. The Group has engaged internationally recognised valuers to evaluate the crude oil and natural gas reserves of the Group on a regular basis. However, the reliability of reserves estimates depends on a number of factors, assumptions and variables, such as the quality and quantity of technical and economic data, the prevailing oil and gas prices of the Group etc., many of which are beyond the control of the Group and may be adjusted over time. Results of drilling, testing and exploration after the date of the evaluation may also result in revision of the reserves data of the Group to a certain extent.

(6) Overseas Operations Risk

As the Group operates in a number of countries around the world, it is subject to the influences of different political, legal and regulatory factors prevailing in the countries of operation, including countries which are not very stable and are greatly different from developed countries in certain material aspects. The risks involved principally include instability as to political environment, taxation policies and regulatory requirements, as well as import and export restrictions.

(7) Risk Relating to Climate Change

The oil industry has been facing ever increasing challenges posed by global climate change. A number of international, domestic and regional agreements restricting greenhouse gas emission have been signed and become effective. If China or other countries in which the Company operates take more stringent measures to reduce greenhouse gas emission, the revenue and profits earned by the Group may reduce as a result of substantial capital expenditures and taxation expenditures and increases in operating costs incurred and even the strategic investments of the Group may be subject to the unfavourable impact posed by the related laws, regulations and regulatory requirements.

(8) Hidden Hazards and Force Majeure Risk

Oil and gas exploration, development, storage and transportation and the production, storage and transportation of refined products and petrochemical products involve certain risks, which may cause unexpected or dangerous event such as personal injuries or death, property damage, environmental damage and disruption to operations, etc. With the expansion in the scale and area of operations, the hazard risks faced by the Group also increase accordingly. Further, new regulations promulgated by the State in recent years set out higher standard for production safety. The Group has implemented a strict HSE management system and used its best endeavours to avoid the occurrence of accidents. However, the Group cannot completely avoid potential financial losses caused by such contingent incidents. The Group has adopted strict implementation of laws and regulations of the State, and invests funds timely to effectively control the major safety and environmental hazards found. In addition, natural disasters such as earthquake, typhoon, tsunami and emergency public health events may cause losses to properties and personnel of the Group, and may affect the normal operations of the Group.

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Directors’ Report

3. Contingent Liabilities

(1) Bank and other guarantees

As at December 31, 2013, the Group has no contingent liability arising from guarantees provided.

(2) Environmental liabilities

China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas business. Under existing legislation, however, management of the Group believes that there are no probable environmental liabilities, except for the amounts which have already been reflected in the consolidated financial statements, that will have a material adverse effect on the financial position of the Group.

(3) Legal contingencies

The management of the Group believes that any liabilities resulting from insignificant lawsuits as well as other proceedings arising in ordinary course of business of the Group will not have a material adverse effect on the financial position of the Group.

(4) Group insurance

The Group carries limited insurance coverage for vehicles and certain assets subject to significant operating risks, in addition to third-party liability insurance against claims relating to personal injury, property and environmental damages arising from accidents and employer’s liability insurance. The effect of non-coverage on future incidents on the Company’s liability cannot be reasonably assessed at present.

4. Projects not funded by proceeds from fund raising

	Unit: RMB million
Name of project	Total project amount	Cumulative investment	Progress of project	Project return

Second West-East Gas Pipeline	142,243	104,868	Construction of stations and sites	Evaluations show that the projects meet the Company’s return benchmarks. Actual return of the project to be confirmed only upon commissioning.

5. Operations of the Board of Directors

(1) The convening of Board meetings and the issues resolved

During the reporting period, the Board of Directors convened 4 regular Board meetings and 6 extraordinary Board meetings, and passed 27 resolutions.

a. On March 20 and 21, 2013, the Company held the eighth meeting of the Fifth Session of the Board of Directors,

during which 10 resolutions were passed as follows:

•	The resolution on the Company’s financial statements for year 2012

•	The resolution on the Company’s draft profit distribution plan for 2012

•	The resolution on the 2012 annual report and results announcement of the Company

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2013 ANNUAL REPORT	Directors’ Report

•	The resolution on the Company’s 2012 President Work Report

•	The resolution on the assessment of the results of operations by the President’s Work Team for 2012 and the formulation of the President’s performance contract for 2013

•	The resolution on the proposal to request the Company’s general meeting to authorise the Board of Directors to determine the distribution of the Company’s interim profits for 2013

•	The resolution on the proposal to request the Company’s general meeting to grant the general mandate for the Board of Directors to issue new shares

•	The resolution on the Working Report on internal control of the Company

•	The resolution on the sustainability report

•	The resolution on convening of the annual general meeting of the Company for 2012

b. On June 27, 2013, the Company held the ninth meeting of the Fifth Session of the Board of Directors, during which the resolution concerning the application for revising the caps for the continuing connected transactions entered into in respect of financial services was passed.

c. On August 21 and 22, 2013, the Company held the tenth meeting of the Fifth Session of the Board of Directors, during which 3 resolutions were passed as follows:

•	The resolution on the interim financial statement of 2013
•	The resolution on the Company’s interim profit distribution plan for 2013

•	The resolution on the 2013 interim report and 2013 interim results announcement of the Company

d. On November 28, 2013, the Company held the eleventh meeting of the Fifth Session of the Board of Directors, during which 5 resolutions were passed as follows:

•	The resolution on the Company’s investment plan for 2014

•	The resolution on the Company’s budget for 2014

•	The resolution on the engagement of Mr Wu Enlai as the Secretary to the Board of Directors of the Company

•	The resolution on the administration of granting mandate for acquisition of projects by the Company

•	The resolution on the formulation of the policy on board diversity

e. The first Extraordinary Meeting of the Board of Directors was held on March 14, 2013 by way of circulation of written resolution, during which the resolution on the appointment of Mr Yu Yibo as Chief Financial Officer was passed.

f. The second Extraordinary Meeting of the Board of Directors was held on April 25, 2013 by way of circulation of written resolution, during which 3 resolutions were passed as follows:

•	The resolution on electing Mr Zhou Jiping as the Chairman of the Company

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Directors’ Report

•	The resolution on the First Quarterly Report of the Company for 2013

•	The resolution on the 20-F annual report of the Company for 2012

g. The third Extraordinary Meeting of the Board of Directors was held on June 13, 2013 by way of circulation of written resolution, during which the resolution on the establishment of a joint venture with capital contribution in form of Western Pipelines was passed.

h. The fourth Extraordinary Meeting of the Board of

Directors was held on July 28, 2013 by way of circulation of written resolution, during which the resolution on the appointment of Mr Wang Dongjin as the President of the Company was passed.

i. The fifth Extraordinary Meeting of the Board of Directors was held on October 29, 2013 by way of circulation of written resolution, during which the resolution on approval of the Third Quarterly Report of the Company for 2013 was passed.

j. The sixth Extraordinary Meeting of the Board of Directors was held on November 11, 2013 by way of circulation of written resolution, during which the resolution on approval of the acquisition from Petrobras Energia Peru S.A. its oil and gas assets in Peru was passed.

(2) Members of the Board of Directors and attendance rate of Directors

Position	Name	Number of Required Meetings	Attendance in person (times)	Attendance by proxy (times)
Chairman	Zhou Jiping	10	10	0
Executive Director	Liao Yongyuan	10	10	0
Executive Director	Wang Dongjin	10	8	2
Non-executive Director	Li Xinhua	10	9	1
Non-executive Director	Wang Guoliang	10	9	1
Non-executive Director	Yu Baocai	10	9	1
Independent Non-executive Director	Liu Hongru	10	10	0
Independent Non-executive Director	Franco Bernabè	10	10	0
Independent Non-executive Director	Li Yongwu	10	10	0
Independent Non-executive Director	Cui Junhui	10	9	1
Independent Non-executive Director	Chen Zhiwu	10	8	2

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2013 ANNUAL REPORT	Directors’ Report

(3) Attendance of Directors at General Meetings

Position	Name	Number of Required Meetings	Attendance in Person (times)	Absence (times)
Chairman	Zhou Jiping	1	1	0
Executive Director	Liao Yongyuan	1	0	1
Executive Director	Wang Dongjin	1	0	1
Non-executive Director	Li Xinhua	1	0	1
Non-executive Director	Wang Guoliang	1	1	0
Non-executive Director	Yu Baocai	1	1	0
Independent Non-Executive Director	Liu Hongru	1	0	1
Independent Non-Executive Director	Franco Bernabè	1	0	1
Independent Non-Executive Director	Li Yongwu	1	1	0
Independent Non-Executive Director	Cui Junhui	1	1	0
Independent Non-Executive Director	Chen Zhiwu	1	0	1

(4) The implementation of AGM resolutions by the Board of Directors

All members of the Board of Directors have conscientiously and tirelessly performed their duties, implemented the resolutions passed at the AGM and accomplished all tasks as authorized by the AGM according to the relevant laws, regulations and rules of the respective jurisdictions where Company’s shares are listed and the provisions as set out in the Company’s Articles of Association.

(5) Work of the special committees of the Board of Directors

a. Audit Committee

During the reporting period, the Audit Committee held seven regular meetings of which two meetings were held by way of written resolution.

On March 19, 2013, for the eighth meeting of the Fifth Session of the Board of Directors, the Audit Committee reviewed the Company’s Financial Statements for 2012, the Company’s draft Profit Distribution Plan for 2012, Resolution on the Report on the Company’s Continuing Connected Transactions in 2012, the Company’s Audit Work Report, Working Report on Internal Control, PricewaterhouseCoopers’ Report to the Audit Committee of the Board of Directors, Resolution on the Replacement of Company’s Domestic and International Accounting Firms for 2013, and issued the Audit Opinion of the Audit Committee of the Board of Directors on the Financial Statements for 2012 and the Audit Opinion of the Audit Committee of the Board of Directors on the draft Profit Distribution Plan for 2012, and Audit Opinion of the Audit Committee of the Board of Directors in respect of the Working Report on Internal Control.

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Directors’ Report

On June 26, 2013, for the ninth meeting of the Fifth Session of the Board of Directors, the Audit Committee reviewed the Working Report on Internal Control, the Company’s Audit Work Report, KPMG’s Report to the Audit Committee of the Board of Directors, Proposal on the Payment of 2013 Audit Fee to KPMG and issued the Audit Opinion of the Audit Committee of the Board of Directors.

On August 20, 2013, for the tenth meeting of the Fifth Session of the Board of Directors, the Audit Committee reviewed the Interim Financial Report of the Company for 2013, the Interim Profit Distribution Plan of the Company for 2013, the Working Report on Internal Control, the Company’s Audit Work Report, KPMG’s Report to the Audit Committee of the Company and issued the Audit Opinion of the Audit Committee of the Board of Directors in respect of the Company’s Interim Financial Report for 2013 and the Audit Opinion of the Audit Committee of the Board of Directors on the Draft Interim Profit Distribution Plan of 2013.

On November 27, 2013, for the eleventh meeting of the Fifth Session of the Board of Directors, the Audit Committee reviewed the Working Report on Internal Control, the Company’s Audit Work Report, KPMG’s Report to the Audit Committee of the Company and issued the Audit Opinion of the Audit Committee of the Board of Directors.

On April 25, 2013, for the Extraordinary Meeting of Fifth Session of the Board of Directors, the Audit Committee reviewed and passed the First Quarterly Report for 2013 by way of written resolution, and issued an audit opinion.

On October 17, 2013, for the Extraordinary Meeting of Fifth Session of the Board of Directors, the Audit Committee was convened during which the committee listened to the reports on the status of investigation against certain former senior managerial personnel of the Company and the Status of the Implementation of Mr Chen Zhiwu’s Proposal to the Company, and considered the Work Report on Internal Control, the Company’s Audit Work Report, KPMG’s Report,

Status of the Class Action Brought by US Shareholders’ and the Engagement of Legal Advisers by way of written resolution, and issued the Audit Opinion of the Audit Committee of the Board of Directors.

On October 29, 2013, for the Extraordinary Meeting of Fifth Session of the Board of Directors, the Audit Committee reviewed and passed the Third Quarterly Report for 2013 by way of written resolution, and issued an audit opinion.

b. Investment and Development Committee

On November 22, 2013, for the eleventh meeting of the Fifth Session of the Board of Directors, the Investment and Development Committee reviewed the Resolution on the Company’s Investment Plan for 2014 and issued the Opinion of the Investment and Development Committee of the Board of Directors on the Company’s Investment Plan for 2014.

c. Examination and Remuneration Committee

On March 19, 2013, for the eighth meeting of the Fifth Session of the Board of Directors, the Examination and Remuneration Committee reviewed the Report on Assessment of the Results of Operations by the President’s Work Team for 2012 and the Formulation of the President’s Performance Contract for 2013 and issued the Opinion of the Examination and Remuneration Committee of the Board of Directors on the Report on Assessment of the Results of Operations by the President’s Work Team for 2012 and the Formulation of the President’s Performance Contract for 2013.

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2013 ANNUAL REPORT	Directors’ Report

d. Health, Safety and Environment Committee

On March 12, 2013, for the eighth meeting of the Fifth Session of the Board of Directors, the Health, Safety and Environment Committee reviewed the Company’s Health, Safety and Environment Work Report and issued the Opinion of the Health, Safety and Environment Committee of the Board of Directors on the Company’s Health, Safety and Environment Work Report.

During the reporting period, for the attendance of the Audit Committee meetings, reference can be made to the “Audit Committee” section under the Corporate Governance

Section of this Annual Report. All members of the Investment and Development Committee, Examination and Remuneration Committee and Health, Safety and Environment Committee attended all meetings as convened by these special committees, save for Mr Chen Zhiwu who was absent from the Examination and Remuneration Committee meeting for the eighth meeting of the Fifth Session of the Board of Directors.

6. Profit Distribution for the Previous Three Years

	Unit: RMB million
Year	Amount of dividends in cash (including tax)	Net profit in respect of the year declaring dividends*	Percentage of dividends to net profit (%)
2010	62,996	139,992	45.0
2011	59,832	132,961	45.0
2012	51,897	115,326	45.0

*	Net profit was the net profit attributable to owners of the Company in accordance with IFRS in respect of the year.

The Formulation and Implementation of the Company’s Cash Dividend Distribution Policy

The Company has adopted a stable dividend distribution policy in a strict compliance with its relevant commitments in its H share prospectus since its listing in 2000. At present, the Company has distributed its dividend to shareholders based on 40%-50% of its net profits for a year. The Company’s stable and active dividend distribution policy has received a warm welcome from its shareholders which fully protects the interests of its minority shareholders. The independent Directors have carefully and diligently performed their duties and played their due roles.

To better protect the interests of minority shareholders, as approved at the General Meeting held on May 23, 2013, the Company made relevant amendments to the dividend distribution terms of its Articles of Association by adding the dividend distribution policy related decision-making and adjustment procedures, cash dividend conditions, and defined the cash dividend payout ratio shall be no less than 30% of the net profit attributable to the parent company for that year.

The current Articles of Association specifically stipulated the Company’s dividend distribution: the Company’s dividend will be distributed twice a year and final dividend will be determined at the shareholders’ meeting by ordinary resolutions whereas its interim dividend can be determined by the Board of Directors authorised by the shareholders’ meeting through ordinary resolutions. The Company is in a strict compliance with all relevant provisions under the Articles of Association and regulatory requirements over the years for its decision-making on dividend distribution.

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Directors’ Report

The Company strives to achieve outstanding operating results in order to create a good return for its shareholders.

7. Distribution Plan for the Final Dividend for 2013

The Board recommends a final dividend of RMB0.15755 per share (inclusive of applicable tax) for 2013, which is based on 45% of the net profit of the Group for the twelve months ended December 31, 2013 after deducting the interim dividend for 2013 paid on October 24, 2013. The proposed final dividend is subject to shareholders’ review and approval at the forthcoming annual general meeting to be held on May 22, 2014. The final dividend will be paid to shareholders whose names appear on the register of members of the Company at the close of trading on June 4, 2014. The register of members of H shares will be closed from May 30, 2014 to June 4, 2014 (both days inclusive) during which period no transfer of H shares will be registered. In order to qualify for the final dividend, holders of H shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited at or before 4:30 p.m. on May 29, 2014. Holders of A shares whose names appear on the register of members of the Company maintained at China Securities Depository and Clearing Corporation Limited Shanghai Branch Company at the close of trading on the Shanghai Stock Exchange in the afternoon of June 4, 2014 are eligible for the final dividend. The final dividends will be paid on or around July 17, 2014.

In accordance with the relevant provisions of the Articles of Association of PetroChina Company Limited, dividends payable to the Company’s shareholders shall be declared in Renminbi. Dividends payable to the holders of A shares shall be paid in Renminbi while dividends payable to the holders of H shares shall be paid in Hong Kong Dollars. The applicable exchange rate shall be the average of the medium exchange rate for Renminbi to Hong Kong Dollar as announced by the People’s Bank of China for the week prior to the declaration of the dividends at the annual general meeting to be held on May 22, 2014.

According to the Law on Corporate Income Tax of the People’s Republic of China and the relevant implementing rules which came into effect on January 1, 2008, the Company is required to withhold corporate income tax at the rate of 10% before distributing dividends to non-resident enterprise shareholders whose names appear on the register of members of H shares of the Company. Any H shares registered in the name of non-individual H Shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organisations will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the corporate income tax. Should any holder of H shares wish to change their shareholder status, please consult their agent or trust institution over the relevant procedure. The Company will withhold payment of the corporate income tax strictly in accordance with the relevant laws or requirements of the relevant governmental departments and strictly based on what will be registered on the Company’s H share register of members on June 4, 2014.

According to the regulation promulgated by the State General Administration of Taxation of the PRC (Guo Shui Han [2011] No.348), the Company is required to withhold and pay the individual income tax for its individual H shareholders (“Individual H Shareholders”) and the Individual H Shareholders are entitled to certain tax preferential treatments according to the tax agreements between those countries where the Individual H Shareholders are residents and China and the provisions in respect of tax arrangements between the mainland China and Hong Kong (Macau). The Company would withhold and pay the individual income tax at the tax rate of 10% on behalf of the Individual H Shareholders who are Hong Kong residents, Macau residents or residents of those countries having agreements with China for personal income tax rates in respect of dividend of 10%. For Individual H Shareholders who are residents of those countries having agreements with China for personal income tax rates in respect of dividend of lower than 10%, the Company would make applications on their behalf to seek entitlement of the relevant agreed preferential treatments pursuant to the Notice of the State Administration of Taxation in relation to the Administrative Measures on Preferential Treatment Entitled by Non-residents under Tax Treaties (Tentative) (Guo Shui Fa [2009] No.124) .. For Individual H Shareholders who are residents of those countries having agreements with China for personal income tax rates in respect of dividend of higher than 10% but lower than 20%, the Company would withhold the individual income tax at the agreed-upon effective tax rate. For Individual H Shareholders who are residents of those countries without any taxation agreements with China or having agreements with China for personal income tax in respect of dividend of 20% or other situations, the Company would withhold the individual income tax at a tax rate of 20%.

072

2013 ANNUAL REPORT	Directors’ Report

The Company will determine the country of domicile of the Individual H Shareholders based on the registered address as recorded in the register of members of the Company (the “Registered Address”) on June 4, 2014 and will accordingly withhold and pay the individual income tax. If the country of domicile of the Individual H Shareholder is not the same as the Registered Address, the Individual H Shareholder shall notify the share registrar of the Company’s H shares and provide relevant supporting documents on or before 4:30 p.m., May 29, 2014 (address: Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong). If the Individual H Shareholders do not provide the relevant supporting documents to the share registrar of the Company’s H shares within the time period stated above, the Company will determine the country of domicile of the Individual H Shareholders based on the recorded Registered Address on June 4, 2014.

The Company will not entertain any claims arising from and assumes no liability whatsoever in respect of any delay in, or inaccurate determination of, the status of the shareholders of the Company or any disputes over the withholding and payment of tax.

8. Five-Years Financial Summary

For the summary of the results and of the assets and liabilities of the Group for the last five financial years, please read the sub-section “Key Financial Data Prepared under IFRS” under the section “Summary of Financial Data and Financial Indicators”.

9. Bank Loans and Other Borrowings

Details of bank loans and other borrowings of the Company and the Group as at December 31, 2013 are set out in Note 28 to the financial statements prepared in accordance with IFRS in this annual report.

10. Interest Capitalisation

Interest capitalised by the Group for the year ended December 31, 2013 was RMB3,876 million.

11. Fixed Assets

Changes to the fixed assets of the Company and the Group during the year are summarised in Note 16 to the financial statements prepared in accordance with IFRS in this annual report.

12. Land Value Appreciation Tax

No land value appreciation tax was payable by the Group during the year.

13. Reserves

Details of changes to the reserves of the Company and the Group for the year ended December 31, 2013 are set out in Note 30 to the financial statements prepared in accordance with IFRS in this annual report.

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Directors’ Report

14. Distributable Reserves

As at December 31, 2013, the reserves of the Company that can be distributed as dividends were RMB580,720 million.

15. Management Contract

During the year, the Company did not enter into any management contracts concerning the management or administration of its overall business or any of its material business, nor did any such management contract exist.

16. Major Suppliers and Customers

The aggregate purchase attributable to the five largest suppliers of the Group accounted for approximately 32% of the Group’s total purchase in 2013.

The aggregate revenue derived from the major customers is set out in Note 36 to the financial statements prepared in accordance with IFRS in this annual report. The aggregate revenue derived from the five largest customers accounted for approximately 11% of the Group’s total sales.

Save as disclosed above, none of the Directors, Supervisors and their associates or any shareholder (who to the knowledge of the Directors was holding 5% or more of the Company’s share capital) had any interest in any of the above-mentioned suppliers and customers.

17. Repurchase, Sale or Redemption of Securities

The Group did not sell any securities of the Company, nor did it repurchase or redeem any of the securities of the Company during the twelve months ended December 31, 2013.

18. Trust Deposits and Irrecoverable Overdue Time Deposits

As at December 31, 2013, the Company did not have trust deposits or irrecoverable overdue time deposits.

19. Pre-emptive Rights

There is no provision regarding pre-emptive rights under the Articles of Association or the PRC laws.

20. Sufficiency of Public Float

Based on the information that is publicly available to the Company and within the knowledge of the Directors, the Directors confirm that the Company has maintained the amount of public float as required under the Listing Rules during the reporting period.

21. Performance of Social Responsibilities

The Company actively performed its social responsibilities of preventing and controlling pollution, enhancing ecological protection and maintaining social safety. Details of the performance of social responsibilities by the Company are set forth in the Sustainability Report published on the website of Shanghai Stock Exchange.

074

2013 ANNUAL REPORT	Directors’ Report

22. Technological Innovation

The Company strived to fully implement the State’s technological development policy of “to make innovations independently, achieve breakthroughs for key items, provide support for development and lead the future”. In adherence to the business development approach of “to take the primary operations as the strategic driving force, be oriented with the development targets and make top-level designs”, the Company made endeavours to develop its technological innovation system with the characteristics of “two levels under one entirety” which was focussed on technological breakthroughs, organisation of research efforts, provision of facilitating platforms and the making use of technological achievements. The Company achieved new successes in its independent innovations with a number of new major technological results and also promoted the application of such results. It further enhanced its independent innovation ability and its core competitiveness. The effect of the Company’s innovation efforts as a driving force for development was notable as strong support and leading effect was achieved for the strategic development of the primary operations of the Company.

In 2013, the Company obtained 1,847 Chinese patents and won one Grade 2 prize in the State’s Technological Invention Award. As at December 31, 2013, the Company owned a total of approximately 7,347 patents obtained in China and overseas.

By Order of the Board

Zhou Jiping

Chairman

Beijing, the PRC

March 20, 2014

075

Wang Lixin Chairman of the Supervisory Committee

REPORT OF THE SUPERVISORY COMMITTEE

Dear Shareholders,

During the year 2013, the Supervisory Committee of the Company has performed and discharged its duties and responsibilities conscientiously in accordance with the relevant provisions of the Company Law of the People’s Republic of China and the Articles of Association of PetroChina Company Limited.

1. Meetings of the Supervisory Committee

The Supervisory Committee held four meetings during the reporting period.

On March 19, 2013, the ninth meeting of the Fifth Session of the Supervisory Committee of the Company was convened in Beijing and chaired by Mr. Wang Lixin, the chairman of the Supervisory Committee. At this meeting, the Supervisory Committee reviewed and approved 9 proposals, namely, the Financial Report of 2012, the draft Profit Distribution Plan of 2012, the Report on Assessment of the Results of Operations by the President’s Work Team for 2012 and the Formulation of President’s Performance Contract for 2013, the Proposal for the Replacement of External Auditors of the Company, the Supervisory Committee’s Report for 2012, the Proposal for the Election of Supervisors of the Company, the Supervisory Committee’s Work Summary for 2012 and Working Plan for 2013, the Sustainable Development Report of the Company for 2012 and the Annual Report of the Company for 2012 and its Summary.

076

2013 ANNUAL REPORT	Report of the Supervisory Committee

On April 25, 2013, the tenth meeting of the Fifth Session of the Supervisory Committee was convened by way of written resolution. The First Quarterly Report of 2013 was reviewed and approved at the meeting.

On August 20, 2013, the eleventh meeting of the Fifth Session of the Supervisory Committee was convened in Beijing and chaired by Mr. Wang Lixin, the chairman of the Supervisory Committee. The Interim Financial Statement of 2013, the Interim Profit Distribution Plan of 2013 and the Interim Report of 2013 and its Summary were reviewed and approved at the meeting.

On October 29, 2013, the twelfth meeting of the Fifth Session of the Supervisory Committee was convened by way of written resolution. The Third Quarterly Report of 2013 was reviewed and approved at the meeting.

2. Supervisory Committee’s presence at other meetings and performance of other works

On May 23, 2013, the Supervisory Committee attended the annual general meeting of the Company for the year 2012 and submitted the Supervisory Committee’s Report for 2012, the Proposal for the Election of Supervisors of the Company and the Proposal for the Replacement of External Auditors of the Company, which were approved at the annual general meeting.

The Supervisory Committee attended 4 meetings of the Board of Directors as non-voting attendee and heard the Board’s review of the proposals in relation to the Annual Report of 2012 and the Interim Report of 2013 and their summaries, profit distribution, budget, investment plan, connected transactions and the President’s Working Report. The Supervisory Committee presented five opinions to the Board in respect of, inter alia, its review of the financial statements of the Company, profit distribution plan (draft plan), and the performance assessment of the President’s Work Team.

The Supervisory Committee conducted 2 supervisory hearings, received 18 relevant reports submitted by, inter alia, the Chief Financial Officer, the Finance Department, the Budget Management Department, the Internal Control and Risk Management Department, the Audit Department, PricewaterhouseCoopers, KPMG, the Human Resources Department, the Supervisory Department and the Office of Supervisory Committee. The Supervisory Committee reviewed and issued relevant opinions on, inter alia, the Company’s financial affairs, profit distribution, connected transactions and assessment of the performance results of the President’s Work Team.

The Supervisory Committee completed 2 random financial auditing investigations, performed auditing on 8 departments, prepared a total of 10 investigation reports and general reports and put forward 73 recommendations.

Further, the Supervisory Committee also performed the following tasks:

One of which was having duly responded to the investigation and enquiries conducted by regulators. The Supervisory Committee gave and completed its response to the questionnaires in connection with the investigation on the governance status of listed companies issued by, and the enquiries relating to the compliance with the regulatory provisions and to the day-to-day supervisory work carried out by, the Beijing Securities Regulatory Bureau of China Securities Regulatory Commission and the Hong Kong Stock Exchange in two separate occasions.

077

Report of the Supervisory Committee

The other one was that due to the fact that certain former senior management officers were subject to investigation, the Supervisory Committee paid close attention to the development of the incident, considered the special reports given by the management, and streamlined the supervisory duties based on the functions conferred by the Company Law and the Articles of Association in a bid to improve the relevant supervisory works from the perspectives of both the supervisory system and mechanism.

3. Supervisory Committee’s opinion on the works of the Company

The Supervisory Committee was of the opinion that in facing the complicated business environment in 2013, the Company insisted in focusing on scale development and adhering to achieve transformation by placing its focus on improving both the quality and efficiency of the Company. The Company also proactively promoted management innovation and mechanism modification, and increased its standard of refined management as well as its core competitiveness. Having positioning oil and gas business development as top priority, the Company strengthened the coordination and development of its production, transmission, sales, storage and trading operations. Domestically, as the performance of its exploration and production operation remained robust and its refinery business continued to operate at an optimal level, there was an increase in the quality of sales of oil and gas products of the Company. For overseas business, the Company achieved major breakthroughs with continued improvement in its capability of offering service protection and the level of such protection as well. As a result, the Company completed all major operating performance targets well throughout the year. The Supervisory Committee is satisfied with the Company’s achievements.

4. Other matters reviewed or concerned by the Supervisory Committee

(1) Opinion of the Supervisory Committee on the lawful operation of the Company

In 2013, the Company firmly and effectively carried out an array of works by conscientiously following the laws and regulations of the State, the regulatory rules stipulated by the listing venues and the Articles of Association of the Company. The rules of procedures for, voting methods applicable to and meeting resolutions adopted at shareholders’ general meetings and board meetings were legally valid and decisions made during the meetings were also well implemented. Despite that individual former senior management were subject to investigation due to their suspected serious breach of discipline, the Company continued to operate its business in accordance with the law and carried on its operation in compliance with the relevant regulations generally.

(2) Opinion of the Supervisory Committee on inspection of the financial status of the Company

In 2013, the total assets and shareholders’ equity of the Company continued to grow steadily. As the increase in the gearing ratio and liabilities-to-assets ratio of the Company slowed down, the free cash flow improved significantly as compared with last year.

The annual financial reports of the Company have been prepared in accordance with CAS and IFRS, respectively. The financial reports audited by KPMG Huazhen and KPMG Certified Public Accountants give a true and fair view on the financial position, operating results and cash flows of the Company. The standard unqualified audit reports issued are objective and fair.

078

2013 ANNUAL REPORT	Report of the Supervisory Committee

(3) Opinion of the Supervisory Committee on the acquisition and disposal of assets by the Company

While transactions in respect of the acquisition and disposal of assets by the Company were generally carried out in compliance with normalized procedures at reasonable considerations, the Company should further strengthen its preparatory works during the early stage in order to reduce transaction risks.

(4) Opinion of the Supervisory Committee on connected transactions of the Company

The connected transactions of the Company were generally conducted in a regularized manner in compliance with the requirements of Listing Rules. The relevant information has also been disclosed completely. All connected transactions have not exceeded the approved caps.

(5) Opinion of the Supervisory Committee on the operation of the internal control system of the Company and on the self-assessment report on the internal control of the Company

The internal control system of the Company continued to improve. In combination with further tightening the comprehensive risk management, the risk control capability of the Company was strengthened. The self-assessment report on the internal control of the Company was fair, and does not contain any false or misleading statement or material omission.

(6) Opinion of the Supervisory Committee on the issues under supervision during the reporting period

The incident of investigation targeted at certain former senior management of the Company clearly reflects the weaknesses of the Company in respect of its corporate governance and supervision mechanism. The Company should take this incident as an opportunity to revisit and consolidate the defects of its daily practice and should work out measures to reinforce its monitoring measures in terms of both system and mechanism supervision in order to ensure the sustainable development of the Company in a regularized and healthy manner.

(7) Opinion of the Supervisory Committee on the Company’s sustainable development

In 2013, by adhering to the objectives of “dedicating to energy and creating harmony”, the Company strived to develop itself into an energy saving, environmental friendly and safe production-oriented enterprise. The Company was also committed to improve the quality and efficiency of its development and to generate returns for its stakeholders by utilizing the achievements attained during the process of development. The Supervisory Committee agrees with the Sustainable Report of the Company.

In 2014, the Supervisory Committee will continue to conscientiously perform its duties, regularize its operation in accordance with the law and diligently completed a range of tasks in strict compliance with Company Law of the People’s Republic of China, the Articles of Association of PetroChina Company Limited and other relevant regulations.

By Order of the Supervisory Committee

Wang Lixin

Chairman of the Supervisory Committee

Beijing, the PRC

March 20, 2014

079

Directors, Supervisors, Senior
Management and Employees

DIRECTORS, SUPERVISORS, SENIOR

MANAGEMENT AND EMPLOYEES

1. Information on the Directors, Supervisors and Senior Management

(1) Directors

Information on the current Directors is set out below:

Name	Gender	Age	Position	Term	Remuneration received from the Company in 2013 (RMB’000)	Whether received remuneration from offices held in CNPC	Number of Shares held in the Company
							As at December 31, 2012	As at December 31, 2013
Zhou Jiping	M	61	Chairman	2011.05- 2014.05	1,212	No	0	0
Liao Yongyuan	M	51	Executive Director/ Vice President	2011.05- 2014.05	1,124	No	0	0
Wang Dongjin	M	51	Executive Director/ President	2011.05- 2014.05	1,066	No	0	0
Li Xinhua	M	60	Non-Executive Director	2011.05- 2014.05	—	Yes	0	0
Wang Guoliang	M	61	Non-Executive Director	2011.05- 2014.05	—	Yes	0	0
Yu Baocai	M	48	Non-Executive Director	2011.05- 2014.05	—	Yes	0	0
Liu Hongru	M	83	Independent Non- Executive Director	2011.05- 2014.05	243	No	0	0
Franco Bernabè	M	65	Independent Non- Executive Director	2011.05- 2014.05	244	No	0	0
Li Yongwu	M	69	Independent Non- Executive Director	2011.05- 2014.05	252	No	0	0
Cui Junhui	M	67	Independent Non- Executive Director	2011.05- 2014.05	255	No	0	0
Chen Zhiwu	M	51	Independent Non- Executive Director	2011.05- 2014.05	219	No	0	0

Note:	Due to change of work, Mr Jiang Jiemin has tendered his resignation to the Company and ceased to hold the positions of the Chairman of the Board and the director of the Company with effect from March 18, 2013.

Due to personal reasons, Mr Ran Xinquan has tendered his resignation to the Company and ceased to hold the position of the director of the Company with effect from August 26, 2013. The total remuneration received by Mr Ran Xinquan from the Company for 2013 amounted to RMB402,000.

080

2013 ANNUAL REPORT	Directors, Supervisors, Senior
Management and Employees

Brief biography of Directors:

Zhou Jiping, aged 61, is the Chairman of the Company and the chairman of CNPC. Mr Zhou is a professor-level senior engineer and holds a master’s degree. He has over 40 years of working experience in China’s petrochemical industry. In November 1996, he was the deputy director of the International Exploration and Development Co-operation Bureau of China National Petroleum Company and deputy general manager of China National Oil & Gas Exploration and Development Corporation. In December 1997, he was appointed as the general manager of China National Oil & Gas Exploration and Development Corporation and deputy director of the International Exploration and Development Co-operation Bureau of China National Petroleum Company. Since August 2001, he was the assistant to the general manager of CNPC and the general manager of China National Oil & Gas Exploration and Development Corporation. Since December 2003, Mr Zhou has been a deputy general Manager of CNPC. Mr Zhou has been appointed as a Director of the Company in May 2004. Mr Zhou was appointed as the Vice Chairman and President of the Company in May 2008. Since October 2011, Mr Zhou became the general manager of CNPC. Since April 2013, Mr Zhou became the chairman of CNPC and the Chairman and President of the Company. Mr Zhou ceased to concurrently act as President of the Company from July 2013.

Liao Yongyuan, aged 51, is a Director and Vice President of the Company and a general manager and director of CNPC. Mr Liao is a professor-level senior engineer and holds a doctorate degree. He has over 30 years of working experience in China’s oil and gas industry. He was the deputy director of the New Zone Exploration and Development Department of China National Petroleum Company from June 1996, the standing deputy commander and then commander of Tarim Petroleum Exploration and Development Headquarters from November 1996. He was the general manager of PetroChina Tarim Oilfield Company from September 1999, and deputy director of Gansu Provincial Economic and Trade Committee from October 2001. He has worked as the assistant to the general manager of CNPC since January 2004. He has been concurrently the head of Coordination Team for Oil Enterprises in Sichuan and Chongqing and director of the Sichuan Petroleum Administration Bureau since April 2004. He was appointed as a Vice President of the Company in November 2005. Mr Liao was appointed as a deputy general manager of CNPC since February 2007 and as the safety director of CNPC since July 2007. He was appointed as a Director of the Company in May 2008. Mr Liao ceased to be a safety director of CNPC from February 2012. Mr Liao was appointed as the general manager and director of CNPC from May 2013.

Wang Dongjin, aged 51, is a Director and President of the Company and the deputy general manager of CNPC. Mr Wang is a professor-level senior engineer and holds a doctorate degree. Mr Wang has over 30 years of working experience in China’s oil and gas industry. From July 1995, Mr Wang was the deputy director of Jiangsu Oil Exploration Bureau. From December 1997, he worked as the deputy general manager of China National Oil & Gas Exploration and Development Corporation. From December 2000, Mr Wang worked concurrently as the general manager in each of CNPC International (Kazakhstan) Ltd. and Aktobe Oil and Gas Co., Ltd.. From October 2002, he assumed the position as the general manager of China National Oil & Gas Exploration and Development Corporation. From January 2004, Mr Wang assumed the positions as the assistant to the general manager of CNPC and the deputy chairman and general manager of China National Oil & Gas Exploration and Development Corporation. From September 2008, Mr Wang was appointed as the deputy general manager of CNPC. From May 2011, Mr Wang was appointed as a Director of the Company. From July 2013, Mr Wang was appointed as President of the Company.

081

Directors, Supervisors, Senior
Management and Employees

Li Xinhua, aged 60, is a Director of the Company. Mr Li is a senior engineer and holds a bachelor’s degree. Mr Li has over 35 years of working experience in China’s petrochemical industry. Mr Li was a deputy factory manager of Yunnan Natural Gas Chemical Factory since June 1985 and the factory manager since February 1992. Mr Li was the chairman and general manager of Yuntianhua Group Company Limited since March 1997. In March 2002, Mr Li was appointed as the assistant to the provincial governor of Yunnan Province and was appointed as the deputy provincial governor of Yunnan Province since January 2003. Mr Li has been worked as a deputy general manager of CNPC since April 2007. Mr Li was appointed as a Director of the Company in May 2008. Mr Li ceased to be the deputy general manager of CNPC from July 2013.

Wang Guoliang, aged 61, is a Director of the Company. Mr Wang is a professor-level senior accountant and holds a master’s degree. Mr Wang has over 30 years of working experience in China’s oil and gas industry. Mr Wang worked as the vice president of China Petroleum Finance Company Limited from October 1995. From November 1997, he was the deputy general manager and general accountant of China National Oil & Gas Exploration and Development Corporation. Mr Wang was appointed as the chief financial officer of the Company from November 1999. Mr Wang has been appointed as the chief accountant of CNPC since February 2007. He was appointed as a manager and Director of the Company in May 2008. Mr Wang ceased to be the chief accountant of CNPC from July 2013.

Yu Baocai, aged 48, is a Director of the Company and the deputy general manager of CNPC. Mr Yu is a senior engineer and holds a master’s degree. He has over 25 years of working experience in China’s oil and petrochemical industry. From September 1999, Mr Yu worked as the deputy general manager of PetroChina Daqing Petrochemical Company. From December 2001, he assumed the position as the general manager of PetroChina Daqing Petrochemical Company. From September 2003, he undertook the position as general manager of PetroChina Lanzhou Petrochemical Company. From September 2008, Mr Yu worked as the deputy general manager of CNPC. In February 2003, Mr Yu was elected as a representative of the 10th National People’s Congress of PRC. In February 2008, Mr Yu was elected as a representative of the 11th National People’s Congress of

PRC. From May 2011, Mr Yu was appointed as a Director of the Company.

Liu Hongru, aged 83, is an independent non-executive Director of the Company. Mr Liu is a professor and holds a doctorate degree. He graduated from the Faculty of Economics of the University of Moscow in 1959 with an associate doctorate degree. Mr Liu worked as vice-governor of the Agricultural Bank of China, vice-governor of the People’s Bank of China, deputy director of the State Economic Restructuring Committee, and the chairman of the China Securities Regulatory Commission. Mr Liu is a professor at the Peking University, the Tsinghua University, the Postgraduate School of the People’s Bank of China and the City University of Hong Kong. Mr Liu possesses the accounting or financial management qualification required under the Listing Rules. Mr Liu was appointed as an independent Supervisor of the Company in December 1999. Upon his resignation from this post, Mr Liu has been appointed as an independent non-executive Director of the Company since November 2002.

Franco Bernabè, aged 65, is an independent non-executive Director of the Company. Mr Bernabè holds a doctorate degree in political economics and is the chief executive officer of Telecom Italia (serving a second time). Prior to that, he held the responsibilities of the managing partner and founder of the Franco Bernabè Group, the vice chairman of H3G, the vice chairman of Rothschild Europe, a non-executive director of Pininfarina SpA and an independent non-executive director of Areoportidi Bologna. Mr Bernabè joined ENI in 1983 to become an assistant to the chairman; in 1986 he became the director for development, planning and control; and between 1992 and 1998 was the chief executive officer of ENI. Mr Bernabè led the restructuring program of the ENI Group, making it one of the world’s most profitable oil companies. Between 1998 and 1999, Mr Bernabè was the chief executive officer of Telecom Italia. Between 1999 and 2000, he has also served as a special representative of the Italian government for the reconstruction of Kosovo. He was the chairman of La Biennale di Venezia from 2001 to 2003 and has been the chairman of the Modern Arts Museum of Trento and Rovereto since 2005. Prior to his joining ENI, Mr Bernabè was the head of economic studies at FIAT. Mr Bernabè was a senior economist at the OECD Department of Economics and Statistics in Paris. Prior to that, he was a professor of economic politics at the School of Industrial Administration, Turin University. Mr Bernabè has been appointed as an independent non-executive Director of the Company since June 2000.

082

2013 ANNUAL REPORT	Directors, Supervisors, Senior
Management and Employees

Li Yongwu, aged 69, is an independent non-executive Director of the Company. Mr Li is a senior engineer and holds a bachelor’s degree. Since June 1991, Mr Li was appointed as the director of Tianjin Chemicals Bureau. Since July 1993, he was appointed as the director of Tianjin Economic Committee. He became the deputy minister of the Chemical Industry Ministry since April 1995. He became director of the State Petroleum and Chemical Industry Bureau of the PRC since March 1998. Since April 2001, he was appointed as a deputy director of the Liaison Office of the Central Government at the Special Administrative Region of Macau. Since December 2004, he was appointed as the vice president of China Petroleum and Petrochemical Industry Association. Since May 2005, he became the president of China Petroleum and Petrochemical Industry Association. Mr Li has been an independent Supervisor of the Company since November 2005. In 2003, he was elected as a standing member of the Tenth China People’s Political Consultative Conference. Mr Li was appointed as an independent non-executive Director of the Company in May 2008.

Cui Junhui, aged 67, is an independent non-executive Director of the Company. He is a representative of the 11th National People’s Congress of the PRC and a committee member of the Financial and Economic Affairs Committee of the National People’s Congress of the PRC. He holds a postgraduate degree (part-time study). Mr Cui was formerly the deputy director of Local Taxation Bureau of Shandong Province and the director of National Taxation Bureau of Shandong Province. Mr Cui was the deputy director of State Administration of Taxation from January 2000 to January 2007. Mr Cui was the vice president of Chinese Taxation Institute and the vice president of China Charity Federation since December 2006. He was elected as a representative of the 11th National People’s Congress of the PRC and a committee member of the Financial and Economic Affairs Committee of the National People’s Congress of the PRC in March 2008. In April 2008, Mr Cui was elected as the sixth president of Chinese Taxation Institute. Mr Cui is considered as possessing appropriate accounting and relevant financial management expertise as required under the Listing Rules. He was appointed as an independent non-executive Director of the Company in May 2008.

Chen Zhiwu, aged 51, is an independent non-executive Director of the Company. He is a tenured professor of finance at the Yale School of Management and a distinguished professor under the Chang Jiang Scholar Program at the Tsinghua University School of Humanities and Social Sciences. Mr Chen received a bachelor of science degree from Central South University of Technology (now the Central South University), a master’s degree in engineering from the National University of Defense Technology of PRC and a doctorate degree of finance from Yale University of the United States. From June 1990, Mr Chen started his teaching career in the University of Wisconsin - Madison of the United States. From July 1995, he worked at the Ohio State University of the United States and was promoted to associate professor of finance in 1997. From July 1999, Mr Chen became a tenured professor of finance at the Yale School of Management. From May 2011, Mr Chen was appointed as an independent non-executive Director of the Company.

083

Directors, Supervisors, Senior
Management and Employees

(2) Supervisors

Information on the current Supervisors is set out below:

Name	Gender	Age	Position	Term	Remuneration received from the Company in 2013 (RMB’000)	Whether received remuneration from offices held in CNPC	Number of Shares held in the Company
							As at December 31, 2012	As at December 31, 2013
Wang Lixin	M	57	Chairman of Supervisory Committee	2011.10- 2014.05	—	Yes	0	0
Guo Jinping	M	56	Supervisor	2011.05- 2014.05	—	Yes	0	0
Li Qingyi	M	53	Supervisor	2013.05- 2014.05	—	Yes	0	0
Wang Guangjun	M	49	Supervisor appointed by employees’ representatives	2011.05- 2014.05	779	No	0	0
Yao Wei	M	57	Supervisor appointed by employees’ representatives	2011.05- 2014.05	857	No	0	0
Liu Hehe	M	50	Supervisor appointed by employees’ representatives	2011.05- 2014.05	710	No	0	0
Wang Daocheng	M	73	Independent Supervisor	2011.05- 2014.05	228	No	0	0
Fan Fuchun	M	65	Independent Supervisor	2013.05- 2014.05	145	No	0	0

Note:	Due to age concerns, Mr Sun Xianfeng has resigned from the position of Supervisor of the Company with effect from May 23, 2013.

Due to personal reasons, Mr Wen Qingshan has tendered his resignation to the Company and ceased to hold the position of Supervisor of the Company with effect from December 17, 2013.

Brief biography of the Supervisors:

Wang Lixin, aged 57, is the Chairman of the Supervisory Committee of the Company and concurrently the director of CNPC. Mr Wang is a professor-level senior economist and holds a master’s degree. Mr Wang has over 40 years of working experience in China’s oil and petrochemical industry. He was made the executive of Shengli Petroleum Administration Bureau in February 1998. In November 2004, he worked as key executive of Shengli Petroleum Administration Bureau and vice chairman of Shengli Oilfield Company Limited. Mr Wang became the director of the Shengli

Petroleum Administration Bureau in March 2007 and was also appointed as the assistant to the general manager of China Petrochemical Corporation since March 2009. In May 2011, he was appointed as the head of discipline inspection group of CNPC. From October 2011, Mr Wang was appointed as a Supervisor and the Chairman of the Supervisory Committee of the Company. From February 2013, Mr Wang was appointed as a director of CNPC.

084

2013 ANNUAL REPORT	Directors, Supervisors, Senior
Management and Employees

Guo Jinping, aged 56, is a Supervisor of the Company, and concurrently the general manager of the Legal Department of the Company and the general counsel and the director of the Legal Department of CNPC. Mr Guo is a professor-level senior economist and has been awarded with post-graduate qualification. Mr Guo has over 30 years of working experience in the China’s oil and gas industry. From November 1996, he became the chief economist in the Bureau of Policy and Regulations of China National Petroleum Company. From October 1998, Mr Guo worked as the deputy director of the Development and Research Department in CNPC. From September 1999, he became the general manager of the Legal Department of the Company. From September 2005, Mr Guo worked as the director of the Legal Department of CNPC in addition to his existing duties. From November 2007, he became the general manager of the Legal Department of the Company and the general counsel and the director of the Legal Department of CNPC. From May 2011, Mr Guo was appointed a Supervisor of the Company.

Li Qingyi, aged 53, is a Supervisor of the Company, and concurrently the general manager of Audit Department of the Company and the general manager of Audit Department and director of the Auditing Services Centre of CNPC. Mr Li is a senior accountant and holds a master’s degree in economics. He has over 30 years of working experience in the Chinese oil and gas industry. Mr Li was Chief Accountant of Jinxi Oil Refinery from June 1999, deputy general manager and chief accountant of Jinxi Petrochemical from October 1999, director of the M&A Department for CNPC from November 2000, general manager of Equipment & Supplies (Group) Company from April 2007, general manager of CNPC Equipment Manufacturing Branch Company from December 2007. He served as the director of CNPC Auditing Services Centre from September 2010, the deputy general manager of the Audit Department and concurrently the director of the

Auditing Services Centre of CNPC from August 2011, and the general manager of the Audit Department and concurrently the director of the Auditing Services Centre of CNPC from September 2012. From May 2013, Mr Li was appointed a Supervisor of the Company.

Wang Guangjun, aged 49, is a Supervisor of the Company appointed by its employees’ representatives and concurrently the general manager of CNPC Material Company and the director of CNPC Materials Procurement Center. Mr Wang is a professor-level senior engineer and holds a doctorate degree. He has nearly 30 years of working experience in China’s oil and petrochemical industry. He was appointed as the deputy general manager of the Quality, Safety and Environmental Protection Department of the Company in September 1999. From May 2006, he became the general manager of PetroChina Northeast Chemicals and Marketing Company. Mr Wang was then appointed as the general manager of PetroChina Jilin Petrochemical Company from June 2007. From May 2011, Mr Wang was appointed as a Supervisor of the Company. From November 2013, Mr Wang was appointed as the general manager of CNPC Material Company and the director of CNPC Materials Procurement Center.

Yao Wei, aged 57, is a Supervisor of the Company appointed by its employees’ representatives and concurrently the general manager of PetroChina Pipeline Company. Mr Yao is a professor-level senior engineer and holds a master degree. He has over 35 years of working experience in China’s oil and gas industry. Mr Yao became the deputy manager of Beijing Natural Gas Transport Company in July 1995. From April 2001, he was appointed as the deputy general manager of Beijing Huayou Gas Corporation Limited. From April 2007, Mr Yao became the general manager of PetroChina Pipeline Company. He has been a Supervisor of the Company since May 2011.

085

Directors, Supervisors, Senior
Management and Employees

Liu Hehe, aged 50, is a Supervisor of the Company appointed by its employees’ representatives and concurrently the general manager of PetroChina Inner Mongolia Marketing Company. Mr Liu is a professor-level senior economist and graduated in petrochemical major from Fushun Petroleum College (now Liaoning Petrochemical University). He has over 25 years of working experience in China’s oil and petrochemical industry. He was the general manager of PetroChina East China Marketing Company since April 2004 and became the general manager of PetroChina East China (Shanghai) Marketing Company in December 2008. He was appointed as the general manager of PetroChina Inner Mongolia Marketing Company from November 2009. From May 2011, Mr Liu was appointed as a Supervisor of the Company.

Wang Daocheng, aged 73, is an independent Supervisor of the Company and the president of the China Institute of Internal Audit. He is a senior auditor with university education and has nearly 50 years of experience in finance and auditing. From 1981 to 1984, he led the preparatory committee within the audit department of the Ministry of Finance and headed the science and technology training centre of the National Audit Office as well as the financial and monetary authority. From August 1984, Mr Wang held a number of positions, including deputy director of Xicheng District Audit Bureau of Beijing, deputy director of the Research Department of the National Audit Office, and successively, the deputy director of the General Affairs Bureau, deputy director of the Foreign Investment Bureau, director of the Foreign Investment

Department, director of the Financial Audit Department and director of the General Office of the National Audit Office. From March 1999 to March 2005, Mr Wang headed the discipline inspection panel of the Central Commission for Discipline Inspection in the National Audit Office. From June 2005, he became the president of the China Institute of Internal Audit. Mr Wang was appointed as an independent Supervisor of the Company in May 2009.

Fan Fuchun, aged 65, is an independent Supervisor of the Company, and concurrently the honorary president of Shanghai Futures and Derivatives Research Institute and chairman of the Board of Strategy, member of the Shenzhen-Hong Kong Cooperation Advisory Committee in Qianhai and visiting professor of Hunan University. He holds a master’s degree in business administration. He has nearly 20 years of working experience in the financial industry. Mr Fan was previously director of the Business Management Office of Beijing Tooling Factory, director of the System Reform Office of Beijing No.1 Light Industry Bureau and vice director of Economic Department of China Federation of Industry and Commerce. Mr Fan was director of Listed Companies Regulatory Division of CSRC from 1993, Vice Chairman and Party Committee Member of CSRC from 1997, Vice Party Secretary and Vice Chairman of CSRC from 2002 and Member of the Economic Committee of the 11th Chinese People’s Political Consultative Conference from 2008. From May 2013, Mr Fan was appointed a Supervisor of the Company.

086

2013 ANNUAL REPORT	Directors, Supervisors, Senior
Management and Employees

(3) Senior Management

Information on current members of the Senior Management is set out below:

Name	Gender	Age	Position	Term	Remuneration received from the Company in 2013 (RMB’000)	Whether received remuneration from offices held in CNPC	Number of Shares held in the Company
							As at December 31, 2012	As at December 31, 2013
Sun Longde	M	51	Vice President	2007.06-	894	No	0	0
Liu Hongbin	M	50	Vice President	2007.06-	855	No	0	0
Zhao Zhengzhang	M	57	Vice President	2008.05-	778	No	0	0
Bo Qiliang	M	51	Vice President	2010.01-	770	No	0	0
Huang Weihe	M	56	Vice President	2011.10-	778	No	0	0
Xu Fugui	M	56	Vice President	2011.10-	757	No	0	0
Yu Yibo	M	50	Chief Financial Officer	2013.03-	797	No	20,000	0
Lin Aiguo	M	55	Chief Engineer	2007.06-	774	No	0	0
Wu Enlai	M	53	Board Secretary	2013.11-	304	No	0	0

Note:	Due to change of work, Mr Zhou Mingchun has tendered his resignation to the Company and ceased to hold the position of Chief Financial Officer with effect from March 14, 2013. The total remuneration received by Mr Zhou Mingchun from the Company for 2013 amounted to RMB215,000.

Due to personal reasons, Mr Li Hualin has tendered his resignation to the Company and ceased to hold the position of Vice President and Secretary to the Board of Directors of the Company with effect from August 26, 2013. The total remuneration received by Mr Li Hualin from the Company for 2013 amounted to RMB431,000.

Due to personal reasons, Mr Wang Daofu has tendered his resignation to the Company and ceased to hold the position of Chief Geologist of the Company with effect from August 26, 2013. The total remuneration received by Mr Wang Daofu from the Company for 2013 amounted to RMB409,000.

Brief Biography of the Senior Management:

Sun Longde, aged 51, is a Vice President of the Company. Mr Sun is a professor-level senior engineer and holds a doctorate degree. He has over 30 years of working experience in China’s oil and geological industry. Mr Sun has been the deputy chief geologist of Xianhe Oil Extraction Plant and deputy manager of Dongxin Oil Extraction Plant of Shengli Petroleum Administration Bureau from January 1994, chief deputy director-general of Exploration Business Department of Shengli Petroleum Administration Bureau

from April 1997, the manager of Exploration & Development Company of Shengli Petroleum Administration Bureau from September 1997, chief geologist of Tarim Petroleum Exploration & Development Headquarters from November 1997, deputy general manager of PetroChina Tarim Oilfield Company from September 1999 and the general manager of PetroChina Tarim Oilfield Company from July 2002. Mr Sun was appointed as Vice President of the Company since June 2007. He was elected as an academician of the Chinese Academy of Engineering in December 2011.

087

Directors, Supervisors, Senior
Management and Employees

Liu Hongbin, aged 50, is a Vice President of the Company and concurrently the deputy general manager of CNPC, the executive director and general manager of Daqing Oilfield Company Limited and director of Daqing Petroleum Administrative Bureau. Mr Liu is a senior engineer and holds a college degree. He has over 30 years of working experience in China’s oil and gas industry. Mr Liu has been the vice president of Exploration & Development Research Institute of Yumen Petroleum Administration Bureau since May 1991, the director of the Development Division of Tuha Petroleum Exploration & Development Headquarters from October 1994, the chief engineer of Tuha Petroleum Exploration & Development Headquarters from June 1995, the deputy general manager of PetroChina Tuha Oilfield Company from July 1999, the commander of Tuha Petroleum Exploration & Development Headquarters from July 2000, the general manager of the Planning Department of the Company from March 2002 and the director of the Planning Department of CNPC from September 2005. Mr Liu was appointed as Vice President of the Company since June 2007, and the general manager of the Marketing Company of the Company since November 2007. Mr Liu was appointed as the concurrent deputy general manager of CNPC since July 2013. Mr Liu was appointed to concurrently serve as Vice President of the Company, executive director and general manager of Daqing Oilfield Company Limited and director of Daqing Petroleum Administrative Bureau since August 2013 and ceased to hold the position of general manager of the Marketing Company.

Zhao Zhengzhang, aged 57, is a Vice President of the Company and concurrently the general manager of the Exploration and Production Company of the Company and the general manager of the Changqing Oilfield Company. Mr Zhao is a professor-level senior engineer and holds a master’s degree. He has nearly 30 years of working experience in China’s oil and gas industry. In June 1996, Mr Zhao was appointed as the deputy director of the New Zone Exploration Department of China National Petroleum Company. In November 1996, he was appointed as deputy director of the Exploration Bureau of China National Petroleum Company and director of the New Zone Exploration Department. In October 1998, Mr Zhao was appointed as deputy director of the Exploration Department of CNPC. In September 1999, he was appointed as a member of the Preparatory Group of CNPC Exploration and Production Company. In December 1999, Mr Zhao was appointed as deputy general manager of CNPC Exploration and Production Company. In January 2005, he was appointed as senior executive and deputy general manager of CNPC Exploration and Production Company. In January 2006, he was appointed as the general manager of CNPC Exploration and Production Company. In May 2008, Mr Zhao was appointed as a Vice President of the Company and the general manager of the Exploration and Production Company of the Company. In August 2013, Mr Zhao was appointed to concurrently serve as the general manager of the Changqing Oilfield Company.

Bo Qiliang, aged 51, is a Vice President of the Company and concurrently the general manager of PetroChina International Ltd. Mr Bo is a professor-level senior engineer and holds a doctorate degree. He has over 30 years of working experience in China’s oil and gas industry. Mr Bo was the vice president of the Scientific Research Institute of Petroleum Exploration and Development since February 1997, senior executive of CNPC International (E&D) Ltd. since December 2001, senior deputy general manager of China National Oil & Gas Exploration and Development Corporation since October 2004, president of PetroKazakhstan Inc. and has concurrently been leader of the Kazakhstan Coordination and Steering Team since November 2005, general manager of China National Oil & Gas Exploration and Development Corporation since September 2008. Mr Bo was appointed as the general manager of PetroChina International Ltd. and general manager of China National Oil & Gas Exploration and Development Corporation in November 2009. He acted concurrently as a Vice President of the Company and the general manager of PetroChina International Ltd. since January 2010.

088

2013 ANNUAL REPORT	Directors, Supervisors, Senior
Management and Employees

Huang Weihe, aged 56, is a Vice President of the Company and concurrently the general manager of PetroChina Natural Gas and Pipelines Company. Mr Huang is a professor-level senior engineer and holds a doctorate degree. He has 30 years of working experience in China’s oil and gas industry. In December 1998, he was appointed as deputy director of the Petroleum and Pipelines Bureau. In November 1999, he was appointed deputy director of the Petroleum and Pipelines Bureau and concurrently chief engineer. In October 2000, Mr Huang was appointed as the general manager of PetroChina Pipelines Company and in May 2002, concurrently as the general manager of PetroChina West-East Natural Gas Transmission Pipelines Company. In November 2002, Mr Huang was appointed as the general manager of PetroChina West-East Natural Gas Transmission Pipelines Company. In December 2002, he was appointed as the general manager of PetroChina Natural Gas and Pipelines Company of the Company and the general manager of PetroChina West-East Natural Gas Transmission Pipelines Company. In February 2006, Mr Huang ceased to be the general manager of PetroChina West-East Natural Gas Transmission Pipelines Company. In May 2008, Mr Huang was appointed as the Chief Engineer of the Company and the general manager of PetroChina Natural Gas and Pipelines Company. From October 2011, he was appointed as a Vice President of the Company.

Xu Fugui, aged 56, is a Vice President of the Company and concurrently the general manager of Refining & Chemicals Company of the Company. Mr Xu is a professor-level senior engineer and holds a doctorate degree. He has over 30 years of working experience in the China’s oil and petrochemical industry. Mr Xu has worked as the deputy general manager of Dushanzi Petrochemical Plant of Xinjiang Petroleum Administration Bureau and general manager of its Refining Plant. In July 1999, he was appointed as the general manager of Dushanzi Petrochemical Plant of Xinjiang Petroleum Administration Bureau. In September 1999, he was appointed as the general manager of Dushanzi Petrochemical Company. From September 2011, Mr Xu was appointed as the general manager of Refining & Chemicals Company of the Company. From October 2011, he was appointed as a Vice President of the Company.

Yu Yibo, aged 50, is the Chief Financial Officer of

the Company. Mr Yu is a professor-level senior accountant and holds a doctorate degree from the business school of Hitotsubashi University in Japan. Mr Yu has nearly 20 years of experience in the China’s petroleum and gas industry. Mr Yu was the assistant to the President of China Petroleum Finance Company Limited from November 1998, a member of the listing preparatory committee of China National Petroleum Corporation from February 1999, the deputy general manager of the Finance Department of the Company from November 1999, the deputy general manager of PetroChina Dagang Oilfields Branch Company from March 2002, the deputy general manager of the Finance Department of the Company from October 2002. Mr Yu is the general manager of the Capital Operation Department of the Company since April 2003. He was a supervisor of the Company from May 2008 to May 2011. From March 2012, he was appointed as the Chief Financial Officer of the Company. He ceased to hold the position of the general manager of the Capital Operation Department of the Company since November 2013.

Lin Aiguo, aged 55, is the Chief Engineer of the Company. Mr Lin is a professor-level senior engineer and holds a college degree. He has over 30 years of working experience in China’s oil and petrochemical industry. Mr Lin has been the deputy manager and the standing deputy manager of Shengli Refinery of Qilu Petrochemical Company from July 1993, the deputy general manager of Dalian West Pacific Petrochemical Co. Ltd. from May 1996, the general manager of Dalian West Pacific Petrochemical Co. Ltd. from August 1998. Mr Lin became the general manager of Refining & Marketing Company of the Company since December 2002. Mr Lin has been appointed as the Chief Engineer of the Company since June 2007, and has been concurrently serving as the director of the Petrochemical Research Institute since February 2011.

089

Directors, Supervisors, Senior
Management and Employees

Wu Enlai, aged 53, is the Secretary to the Board of Directors of the Company. As a professorate senior engineer and a master degree holder, Mr Wu has over 30 years of working experience in China oil industry. Mr Wu served as the deputy director general of Tarim Petrochemical Engineering Construction Headquarters from August 1997, the deputy director general of M&A department of China National Petroleum Corporation from August 2002 and the deputy general manager of China National Oil and Gas Exploration and Development Corporation from January 2004. Mr Wu was appointed as the head of the Preparatory Work Team for PetroChina Guangxi Petrochemical Company in May 2005, and served as its general manager since October 2005 and the head of Enterprise Coordination Team of the Company in Guangxi since September 2010. He was engaged as the Secretary to the Board of Directors of the Company in November 2013.

2. Election or Retirement of Directors and Supervisors and the Appointment and Removal of Senior Management

Due to change of work, Mr Jiang Jiemin has tendered his resignation to the Company and ceased to hold the positions of the Chairman of the Board and the director of the Company with effect from March 18, 2013.

On April 25, 2013, Mr Zhou Jiping was elected as the Chairman and President of the Company by the Board of Directors.

On July 28, 2013, Mr Wang Dongjin was appointed as the President of the Company and Mr Zhou Jiping ceased to serve as the President of the Company.

Due to personal reasons, Mr Ran Xinquan has tendered his resignation to the Company and ceased to hold the positions of the director and Vice President of the Company with effect from August 26, 2013.

Due to age concerns, Mr Sun Xianfeng has tendered his resignation to the Company and ceased to hold the position of the Supervisor of the Company with effect from May 23, 2013.

Mr Li Qingyi and Mr Fan Fuchun were elected as the

Supervisor and independent Supervisor, respectively, at the 2012 annual general shareholders’ meeting convened on May 23, 2013.

Due to personal reasons, Mr Wen Qingshan tendered his resignation to the Company and ceased to hold the position of the Supervisor of the Company with effect from December 17, 2013.

Due to change of work, Mr Zhou Mingchun has tendered his resignation and ceased to hold the position of the Chief Financial Officer of the Company with effect from March 14, 2013. The Board of Directors has announced that Mr Yu Yibo was appointed the Chief Financial Officer of the Company with effect from March 14, 2013.

Due to personal reasons, Mr Li Hualin tendered his resignation to the Company and ceased to hold the positions of the Vice President and Secretary to the Board of Directors of the Company with effect from August 26, 2013.

Due to personal reasons, Mr Wang Daofu tendered his resignation to the Company and ceased to hold the position of the chief geologist of the Company with effect from August 26, 2013.

In November 2013, Mr Wu Enlai was engaged as the Secretary to the Board of Directors of the Company.

3. Interests of Directors and Supervisors in the Share Capital of the Company

As at December 31, 2013, none of the Directors or Supervisors had any interest and short positions in any shares, underlying shares or debentures of the Company or any associated corporation within the meaning of Part XV of the SFO required to be recorded in the register mentioned under Section 352 of the SFO or as otherwise notifiable to the Company and the Hong Kong Stock Exchange by the Directors and Supervisors pursuant to the Model Code.

090

2013 ANNUAL REPORT	Directors, Supervisors, Senior
Management and Employees

4. Service Contracts of Directors and Supervisors

No service contract existed or has been proposed between the Company or any of its subsidiaries with any of the above Directors or Supervisors. No Director or Supervisor has entered into any service contract with the Company which is not terminable by the Company within one year without payment of compensation other than statutory compensation.

5. Interests of Directors and Supervisors in Contracts

None of the Directors or Supervisors had any material personal interest, either directly or indirectly, in any contract of significance to which the Company or any of its subsidiaries was a party to during the year.

6. Remuneration Policy of the Senior Management

Each member of the senior management of the Company has entered into a performance agreement with the Company. The Company’s senior management remuneration policy links financial interests of the senior management with the Group’s operating results and the performance of its shares in the market.

7. Employees of the Group

As at December 31, 2013, the Group had 544,083 employees (excluding 319,741 temporary and seasonal staff) and 95,809 retired staff.

091

Directors, Supervisors, Senior
Management and Employees

The number of employees for each of the segment as of December 31, 2013 is set out below:

	Number of Employees	Percentage of total no. of employees (%)
Exploration and Production	291,023	53.49
Refining and Chemicals	165,636	30.44
Marketing	60,627	11.14
Natural Gas and Pipeline	21,097	3.88
Other*	5,700	1.05

Total	544,083	100.00

*	includes staff of the Company’s headquarters, specialised subsidiaries, Exploration & Development Research Institute, Planning & Engineering Institute, Petrochemical Research Institute and other units.

The education levels of employees as at December 31, 2013 are set out below:

Unit: Persons

The employee structure by profession as at December 31, 2013 is set out below:

Unit: Persons

092

2013 ANNUAL REPORT	Directors, Supervisors, Senior
Management and Employees

8. Employee Remuneration Policy

The Company has in place various equitable and competitive remuneration systems to cater for different positions. At regional companies, an annual salary system is adopted for the management, a positional wage system for supervisory, professional and technical positions and a positional skill-based wage system for operators and workers. In addition, subsidies are offered to those who possess more sophisticated technical and working skills. Each employee is remunerated according to the evaluation results of their job position, individual competence and contribution, and with changes in the relevant factors, such remuneration will also be adjusted in a timely manner.

9. Employee Welfare Plans

Details on employee welfare plans of the Company are set out in Note 33 to the financial statements prepared in accordance with IFRS in this annual report.

10. Employee Training

The Company has been consistently focused on employee training as an important means of achieving a robust company strategy based on talent. It serves to increase the calibre of its staff and its competitiveness and helps to build a harmonious enterprise. Employee training of the Company covers basic concepts, policies and regulations, knowledge required for a job position, safety awareness, cultural knowledge and technical skills as a fundamental basis. In practice, training revolves around four comprehensive programmes, namely, competences-building directed at the management, technical innovation at professional and technical staff, skill enhancement at operators and workers and internationalisation of talent. These training efforts are multi-dimensional and diversified in approaches, which can better cater to the Company’s development requirements and its needs for building high-calibre working teams.

11. Core Technical Teams and Key Technical Staff

No material changes occurred during the reporting period to the core technical teams and key technical staff of the Company (i.e. those other than Directors, Supervisors and senior management).

093

Information on Crude Oil and Natural
Gas Reserves

INFORMATION ON CRUDE OIL AND

NATURAL GAS RESERVES

The following table sets forth the Company’s estimated proved reserves and proved developed reserves as at December 31, 2011, 2012 and 2013. This table is formulated on the basis of reports prepared by DeGolyer and MacNaughton, Gaffney, Cline & Associates (GCA Singapore), Gaffney, Cline & Associates (GCA Houston), McDaniel & Associates and GLJ, each an independent engineering consultancy company.

		Crude Oil (million barrels)	Natural Gas (billion cubic feet)	Combined (million barrels of oil equivalent)
Proved Developed and Undeveloped Reserves
Reserves as of December 31, 2011 (the basis date)		11,128.2	66,653.0	22,237.0
Revisions of previous estimates		(16.3)	(2,730.5)	(471.2)
Extensions and discoveries		736.5	6,217.5	1,772.7
Improved recovery		86.1	0	86.1
Production for the year		(916.5)	(2,558.8)	(1,343.1)
Reserves as of December 31, 2012 (the basis date)		11,018.0	67,581.2	22,281.5
Revisions of previous estimates		(124.0)	(6,415.4)	(1,193.1)
Extensions and discoveries		774.8	10,958.7	2,601.3
Improved recovery		84.4	0	84.4
Production for the year		(932.9)	(2,801.9)	(1,400.0)
Reserves as of December 31, 2013 (the basis date)		10,820.3	69,322.6	22,374.1
Proved Developed Reserves
As of December 31, 2011 (the basis date)		7,458.3	32,329.4	12,846.5
Including:	Domestic	7,041.2	31,913.1	12,360.0
	Overseas	417.1	416.3	486.5
As of December 31, 2012 (the basis date)		7,395.7	31,606.5	12,663.4
Including:	Domestic	7,016.4	31,244.1	12,223.7
	Overseas	379.3	362.4	439.7
As of December 31, 2013 (the basis date)		7,219.6	32,813.1	12,688.5
Including:	Domestic	6,801.3	32,123.2	12,155.2
	Overseas	418.3	689.9	533.3
Proved Undeveloped Reserves
As of December 31, 2011 (the basis date)		3,669.9	34,323.6	9,390.5
Including:	Domestic	3,318.1	33,595.3	8,917.3
	Overseas	351.8	728.3	473.2
As of December 31, 2012 (the basis date)		3,622.3	35,974.8	9,618.1
Including:	Domestic	3,202.6	35,202.0	9,069.6
	Overseas	419.7	772.8	548.5
As of December 31, 2013 (the basis date)		3,600.7	36,509.5	9,685.6
Including:	Domestic	3,175.8	35,961.3	9,169.4
	Overseas	424.9	548.2	516.2

094

2013 ANNUAL REPORT	Information on Crude Oil and Natural
Gas Reserves

Internal Control over the Estimates of Reserves

The Company has set up the Reserve Evaluation Leading Group under which the Vice President responsible for the upstream operation of the Company serves as the Director of the Group.

A specialised Reserve Administration Department is set up under the Exploration and Production segment of the Company. The managerial personnel and staff of such department possess on average more than 20 years of professional technical experience and over 10 years of experience in conducting reserve estimation according to the U.S. Securities and Exchange Commission (“SEC”) Standards in the oil industry, and some of them are qualified as the national certified professionals specialising in handling reserves matters. Reserve Management Committees and multi-disciplinary Reserve Research Institutes have been set up at various regional companies. Technical professional in charge of the reserve evaluation of the Company is Mr Zhang Junfeng, the Director of the Reserve Administration Department of the Exploration and Production segment. Mr Zhang is a PhD in Geology. He has more than 15 years of working experience in the field of the exploration and development of oil and gas and has been engaging in the reserve research and administration for a long period of time. Since 2009, he has been the key technical professional in charge of monitoring the preparations for conducting reserve evaluation of the Company and of handling the technical and management works relating to the evaluation of the oil and gas reserves. Reserve Research Institutes at various regions are responsible for calculating the newly discovered reserves and updating the estimates of the existing reserves. The evaluation results are subject to a two-level review by the regional companies and the Exploration and Production segment, and will be finally determined by the Reserve Evaluation Leading Group of the Company.

At the same time, the Company retains a third party independent evaluator which will, in accordance with the SEC Standards prescribed by, conduct an independent evaluation of the proved reserves derived from the annual evaluation conducted by the Company. The proved reserves evaluated by the third party will be disclosed in accordance with the SEC requirements.

095

AUDITORS’ REPORT

All Shareholders of PetroChina Company Limited:

We have audited the accompanying financial statements of PetroChina Company Limited (the “Company”), which comprise the consolidated and company balance sheets as at December 31, 2013, the consolidated and company income statements, the consolidated and company cash flow statements, the consolidated and company statements of changes in equity for the year then ended, and notes to the financial statements.

Management’s Responsibility for the Financial Statements

The Company’s management is responsible for the preparation and fair presentation of these financial statements. This responsibility includes: (1) preparing these financial statements in accordance with Accounting Standards for Business Enterprises issued by the Ministry of Finance of the People’s Republic of China, and fairly presenting them; (2) designing, implementing and maintaining internal control which is necessary to enable that the financial statements are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with China Standards on Auditing for Certified Public Accountants. Those standards require that we comply with China Code of Ethics for Certified Public Accountants, and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

AUDITORS’ REPORT (CONTINUED)

Opinion

In our opinion, the financial statements present fairly, in all material respects, the consolidated and company’s financial position of the Company as at December 31, 2013, and the consolidated and company’s financial performance and the consolidated and company’s cash flows of the Company for the year then ended in accordance with the requirements of Accounting Standards for Business Enterprises issued by the Ministry of Finance of the People’s Republic of China.

KPMG Huazhen (Special General Partnership)	Certified Public Accountants
Registered in the People’s Republic of China

Zhang Jingjing

Beijing, The People’s Republic of China	Duan Yuhua

March 20, 2014

FINANCIAL STATEMENTS 2013 ANNUAL REPORT

PETROCHINA COMPANY LIMITED

CONSOLIDATED AND COMPANY BALANCE SHEETS

AS OF DECEMBER 31, 2013

(All amounts in RMB millions unless otherwise stated)

		December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
ASSETS	Notes	The Group	The Group	The Company	The Company
Current assets
Cash at bank and on hand	7	57,250	49,953	27,484	11,574
Notes receivable	8	14,360	9,981	10,973	7,329
Accounts receivable	9a	64,027	64,450	4,694	4,198
Advances to suppliers	10	11,445	11,286	4,397	4,509
Other receivables	9b	17,802	14,165	55,676	48,324
Inventories	11	227,017	214,117	173,290	166,074
Other current assets		39,052	32,561	27,724	23,959

Total current assets		430,953	396,513	304,238	265,967

Non-current assets
Available-for-sale financial assets	12	1,603	1,756	1,271	1,253
Long-term equity investments	13	116,289	79,615	320,849	265,939
Fixed assets	14	559,346	545,479	422,676	438,504
Oil and gas properties	15	801,083	733,583	535,733	492,322
Construction in progress	17	282,325	283,059	154,378	185,884
Construction materials	16	5,762	7,486	4,218	5,866
Intangible assets	18	62,592	56,426	49,131	44,159
Goodwill	19	7,225	7,582	119	119
Long-term prepaid expenses	20	26,424	24,351	22,966	21,464
Deferred tax assets	33	11,226	1,443	9,163	—
Other non-current assets		37,176	31,544	18,908	19,157

Total non-current assets		1,911,051	1,772,324	1,539,412	1,474,667

TOTAL ASSETS		2,342,004	2,168,837	1,843,650	1,740,634

Chairman Zhou Jiping	Director and President Wang Dongjin	Chief Financial Officer Yu Yibo

098

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

CONSOLIDATED AND COMPANY BALANCE SHEETS

AS OF DECEMBER 31, 2013 (CONTINUED)

(All amounts in RMB millions unless otherwise stated)

LIABILITIES AND SHAREHOLDERS’ EQUITY		December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
	Notes	The Group	The Group	The Company	The Company
Current liabilities
Short-term borrowings	22	110,894	143,409	126,463	181,974
Notes payable	23	832	2,265	8	—
Accounts payable	24	298,075	278,427	170,431	155,420
Advances from customers	25	46,804	38,131	29,748	27,099
Employee compensation payable	26	4,836	4,161	3,403	3,024
Taxes payable	27	69,718	72,045	46,311	46,380
Other payables	28	27,025	23,642	20,793	17,397
Current portion of non-current liabilities	30	81,873	7,838	55,089	6,626
Other current liabilities		5,432	4,830	2,628	1,904

Total current liabilities		645,489	574,748	454,874	439,824

Non-current liabilities
Long-term borrowings	31	211,708	207,540	169,775	170,536
Debentures payable	32	91,154	86,234	91,000	86,000
Provisions	29	94,531	83,928	61,291	55,676
Deferred tax liabilities	33	15,087	22,209	—	4,417
Other non-current liabilities		14,127	13,412	4,773	4,151

Total non-current liabilities		426,607	413,323	326,839	320,780

Total liabilities		1,072,096	988,071	781,713	760,604

Shareholders’ equity
Share capital	34	183,021	183,021	183,021	183,021
Capital surplus	35	115,676	115,878	127,839	128,136
Special reserve		8,922	10,054	6,398	7,080
Surplus reserves	36	175,051	161,623	163,959	150,523
Undistributed profits	37	664,136	598,686	580,720	511,270
Currency translation differences		(13,956)	(5,115)	—	—

Equity attributable to equity holders of the Company		1,132,850	1,064,147	1,061,937	980,030

Minority interests	38	137,058	116,619	—	—

Total shareholders’ equity		1,269,908	1,180,766	1,061,937	980,030

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		2,342,004	2,168,837	1,843,650	1,740,634

The accompanying notes form an integral part of these financial statements.

Chairman Zhou Jiping	Director and President Wang Dongjin	Chief Financial Officer Yu Yibo

099

FINANCIAL STATEMENTS  2013 ANNUAL REPORT

PETROCHINA COMPANY LIMITED

CONSOLIDATED AND COMPANY INCOME STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2013

(All amounts in RMB millions unless otherwise stated)

		2013	2012	2013	2012
Items	Notes	The Group	The Group	The Company	The Company
Operating income	39	2,258,124	2,195,296	1,362,289	1,337,157
Less: Cost of sales	39	(1,701,840)	(1,634,819)	(1,004,735)	(1,000,217)
Taxes and levies on operations	40	(238,663)	(246,078)	(177,578)	(181,984)
Selling expenses	41	(60,036)	(55,032)	(44,581)	(40,848)
General and administrative expenses	42	(90,564)	(83,936)	(64,887)	(61,665)
Finance expenses	43	(21,897)	(16,824)	(22,169)	(18,038)
Asset impairment losses	44	(4,182)	(1,963)	(4,036)	(1,218)
Add: Investment income	45	10,769	8,787	62,672	69,354

Operating profit		151,711	165,431	106,975	102,541

Add: Non-operating income	46a	38,735	11,578	42,054	10,175
Less: Non-operating expenses	46b	(12,430)	(10,199)	(9,443)	(8,668)

Profit before taxation		178,016	166,810	139,586	104,048

Less: Taxation	47	(35,787)	(36,192)	(5,230)	(619)

Net profit		142,229	130,618	134,356	103,429

Attributable to:
Equity holders of the Company		129,577	115,323	134,356	103,429
Minority interests		12,652	15,295	—	—
Earnings per share
Basic earnings per share (RMB Yuan)	48	0.71	0.63	0.73	0.57
Diluted earnings per share (RMB Yuan)	48	0.71	0.63	0.73	0.57

Other comprehensive (loss) / income	49	(11,605)	(42)	(308)	117

Total comprehensive income		130,624	130,576	134,048	103,546
Attributable to:
Equity holders of the Company		120,555	115,337	134,048	103,546
Minority interests		10,069	15,239	—	—

The accompanying notes form an integral part of these financial statements.

Chairman Zhou Jiping	Director and President Wang Dongjin	Chief Financial Officer Yu Yibo

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

CONSOLIDATED AND COMPANY CASH FLOW STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2013

(All amounts in RMB millions unless otherwise stated)

		2013	2012	2013	2012
Items	Notes	The Group	The Group	The Company	The Company
Cash flows from operating activities
Cash received from sales of goods and rendering of services		2,634,463	2,552,815	1,583,349	1,560,613
Refund of taxes and levies		9,019	3,966	8,521	3,585
Cash received relating to other operating activities		5,720	7,105	16,088	17,308

Sub-total of cash inflows		2,649,202	2,563,886	1,607,958	1,581,506

Cash paid for goods and services		(1,764,275)	(1,704,242)	(993,503)	(1,020,730)
Cash paid to and on behalf of employees		(115,772)	(108,031)	(85,073)	(80,518)
Payments of taxes and levies		(400,757)	(433,420)	(272,377)	(290,401)
Cash paid relating to other operating activities		(79,869)	(78,905)	(73,142)	(95,958)

Sub-total of cash outflows		(2,360,673)	(2,324,598)	(1,424,095)	(1,487,607)

Net cash flows from operating activities	50a	288,529	239,288	183,863	93,899

Cash flows from investing activities
Cash received from disposal of investments		1,294	15,392	25	11
Cash received from returns on investments		11,702	8,946	63,720	69,347
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets		38,828	607	38,868	235

Sub-total of cash inflows		51,824	24,945	102,613	69,593

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets		(310,223)	(330,861)	(174,030)	(227,634)
Cash paid to acquire investments		(8,111)	(26,310)	(17,418)	(31,637)

Sub-total of cash outflows		(318,334)	(357,171)	(191,448)	(259,271)

Net cash flows from investing activities		(266,510)	(332,226)	(88,835)	(189,678)

Cash flows from financing activities
Cash received from capital contributions		14,415	31,366	—	—
Including: Cash received from minority shareholders’ capital contributions to subsidiaries		14,415	31,366	—	—
Cash received from borrowings		601,218	575,558	339,937	397,619
Cash received relating to other financing activities		263	2,417	155	307

Sub-total of cash inflows		615,896	609,341	340,092	397,926

Cash repayments of borrowings		(546,936)	(448,931)	(341,496)	(252,910)
Cash payments for interest expenses and distribution of dividends or profits		(80,263)	(84,806)	(77,472)	(76,239)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to minority shareholders		(5,404)	(7,499)	—	—
Capital reduction of subsidiaries		(10)	(21)	—	—
Cash payments relating to other financing activities		(926)	(227)	(242)	(218)

Sub-total of cash outflows		(628,135)	(533,985)	(419,210)	(329,367)

Net cash flows from financing activities		(12,239)	75,356	(79,118)	68,559

Effect of foreign exchange rate changes on cash and cash equivalents		(1,768)	(195)	—	—

Net increase / (decrease) in cash and cash equivalents	50b	8,012	(17,777)	15,910	(27,220)

Add: Cash and cash equivalents at beginning of the period		43,395	61,172	11,574	38,794

Cash and cash equivalents at end of the period	50c	51,407	43,395	27,484	11,574

The accompanying notes form an integral part of these financial statements.

Chairman Zhou Jiping	Director and President Wang Dongjin	Chief Financial Officer Yu Yibo

FINANCIAL STATEMENTS  2013 ANNUAL REPORT

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2013

(All amounts in RMB millions unless otherwise stated)

	Shareholders’ equity attributable to the Company						Minority interests	Total shareholders’ equity
Items	Share capital	Capital surplus	Special reserve	Surplus reserves	Undistributed profits	Currency translation differences
Balance at January 1, 2012	183,021	112,878	9,107	151,280	551,598	(4,999)	79,681	1,082,566

Changes in the year of 2012
Total comprehensive income	—	130	—	—	115,323	(116)	15,239	130,576
Special reserve-safety fund
Appropriation	—	—	6,496	—	—	—	88	6,584
Utilisation	—	—	(5,549)	—	161	—	(62)	(5,450)
Profit distribution
Appropriation to surplus reserves	—	—	—	10,343	(10,343)	—	—	—
Distribution to shareholders	—	—	—	—	(58,041)	—	(7,303)	(65,344)
Other equity movement
Acquisition of subsidiaries	—	(77)	—	—	—	—	686	609
Equity transaction with minority interests in subsidiaries	—	320	—	—	—	—	(522)	(202)
Capital contribution from minority interests	—	2,279	—	—	—	—	29,097	31,376
Capital reduction of subsidiaries	—	—	—	—	—	—	(21)	(21)
Disposal of subsidiaries	—	—	—	—	—	—	(173)	(173)
Other	—	348	—	—	(12)	—	(91)	245

Balance at December 31, 2012	183,021	115,878	10,054	161,623	598,686	(5,115)	116,619	1,180,766

The accompanying notes form an integral part of these financial statements.

Chairman Zhou Jiping	Director and President Wang Dongjin	Chief Financial Officer Yu Yibo

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2013 (CONTINUED)

(All amounts in RMB millions unless otherwise stated)

	Shareholders’ equity attributable to the Company						Minority interests	Total shareholders’ equity
Items	Share capital	Capital surplus	Special reserve	Surplus reserves	Undistributed profits	Currency translation differences

Balance at January 1, 2013	183,021	115,878	10,054	161,623	598,686	(5,115)	116,619	1,180,766

Changes in the year of 2013
Total comprehensive income	—	(181)	—	—	129,577	(8,841)	10,069	130,624
Special reserve-safety fund
Appropriation	—	—	6,809	—	—	—	100	6,909
Utilisation	—	—	(7,941)	—	2,779	—	(57)	(5,219)
Profit distribution
Appropriation to surplus reserves	—	—	—	13,436	(13,436)	—	—	—
Distribution to shareholders	—	—	—	—	(53,470)	—	(4,147)	(57,617)
Other equity movement
Acquisition of subsidiaries	—	—	—	—	—	—	117	117
Equity transaction with minority interests in subsidiaries	—	—	—	—	—	—	(99)	(99)
Capital contribution from minority interests	—	(20)	—	—	—	—	14,435	14,415
Capital reduction of subsidiaries	—	—	—	—	—	—	(10)	(10)
Disposal of subsidiaries	—	1	—	—	—	—	(117)	(116)
Other	—	(2)	—	(8)	—	—	148	138

Balance at December 31, 2013	183,021	115,676	8,922	175,051	664,136	(13,956)	137,058	1,269,908

The accompanying notes form an integral part of these financial statements.

Chairman Zhou Jiping	Director and President Wang Dongjin	Chief Financial Officer Yu Yibo

FINANCIAL STATEMENTS  2013 ANNUAL REPORT

PETROCHINA COMPANY LIMITED

COMPANY STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2013

(All amounts in RMB millions unless otherwise stated)

Items	Share capital	Capital surplus	Special reserve	Surplus reserves	Undistributed profits	Total shareholders’ equity

Balance at January 1, 2012	183,021	128,019	6,474	140,180	476,103	933,797

Changes in the year of 2012
Total comprehensive income	—	117	—	—	103,429	103,546
Special reserve-safety fund
Appropriation	—	—	5,611	—	—	5,611
Utilisation	—	—	(5,005)	—	122	(4,883)
Profit distribution
Appropriation to surplus reserves	—	—	—	10,343	(10,343)	—
Distribution to shareholders	—	—	—	—	(58,041)	(58,041)

Balance at December 31, 2012	183,021	128,136	7,080	150,523	511,270	980,030

Balance at January 1, 2013	183,021	128,136	7,080	150,523	511,270	980,030

Changes in the year of 2013
Total comprehensive income	—	(308)	—	—	134,356	134,048
Special reserve-safety fund
Appropriation	—	—	5,825	—	—	5,825
Utilisation	—	—	(6,507)	—	1,986	(4,521)
Profit distribution
Appropriation to surplus reserves	—	—	—	13,436	(13,436)	—
Distribution to shareholders	—	—	—	—	(53,470)	(53,470)
Other	—	11	—	—	14	25

Balance at December 31, 2013	183,021	127,839	6,398	163,959	580,720	1,061,937

The accompanying notes form an integral part of these financial statements.

Chairman Zhou Jiping	Director and President Wang Dongjin	Chief Financial Officer Yu Yibo

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2013 (All amounts in RMB millions unless otherwise stated)	FINANCIAL STATEMENTS

1 COMPANY BACKGROUND

PetroChina Company Limited (the “Company”) was established as a joint stock company with limited liability on November 5, 1999 by China National Petroleum Corporation (“CNPC”) as the sole proprietor in accordance with the approval Guo Jing Mao Qi Gai [1999] No. 1024 “Reply on the approval of the establishment of PetroChina Company Limited” from the former State Economic and Trade Commission of the People’s Republic of China (“China” or “PRC”). CNPC restructured (“the Restructuring”) and injected its core business and the related assets and liabilities into the Company. CNPC is a wholly state-owned company registered in China. The Company and its subsidiaries are collectively referred to as the “Group”.

The Group is principally engaged in (i) the exploration, development and production and marketing of crude oil and natural gas; (ii) the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, derivative petrochemical products and other chemical products; (iii) the marketing of refined products and trading business; and (iv) the transmission of natural gas, crude oil and refined products and the sale of natural gas. The principal subsidiaries of the Group are listed in Note 6(1).

The financial statements were approved by the Board of Directors on March 20, 2014.

2 BASIS OF PREPARATION

The financial statements of the Group are prepared in accordance with the Basic Standard and 38 specific standards of Accounting Standards for Business Enterprises issued by the Ministry of Finance (the “MOF”) on February 15, 2006, Application Guidance of Accounting Standard for Business Enterprises, Interpretation of Accounting Standards for Business Enterprises and other regulations issued thereafter (hereafter referred to as the “Accounting Standard for Business Enterprises”, “China Accounting Standards” or “CAS”).

3 STATEMENT OF COMPLIANCE WITH THE ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES

The consolidated and the Company’s financial statements for the year ended December 31, 2013 truly and completely present the financial position of the Group and the Company as of December 31, 2013 and their financial performance and their cash flows for the year then ended in compliance with the Accounting Standards for Business Enterprises.

These financial statements also comply with the disclosure requirements of “Regulation on the Preparation of Information Disclosures of Companies Issuing Public Shares, No.15: General Requirements for Financial Reports” revised by the China Securities Regulatory Commission (“CSRC”) in 2010.

FINANCIAL STATEMENTS	2013 ANNUAL REPORT

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2013 (All amounts in RMB millions unless otherwise stated)

4 PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

(1) Accounting Period

The accounting period of the Group starts on January 1 and ends on December 31.

(2) Recording Currency

The recording currency of the Company and most of its subsidiaries is Renminbi (“RMB”). The Group’s consolidated financial statements are presented in RMB.

(3) Measurement Properties

Generally are measured at historical cost unless otherwise stated at fair value, net realisable value or present value of the estimated future cash flow expected to be derived.

(4) Foreign Currency Translation

(a) Foreign currency transactions

Foreign currency transactions are translated into RMB at the exchange rates prevailing at the date of the transactions.

Monetary items denominated in foreign currencies at the balance sheet date are translated into RMB at the exchange rates prevailing at the balance sheet date. Exchange differences arising from these translations are recognised in profit or loss except for those arising from foreign currency specific borrowings for the acquisition, construction of qualifying assets in connection with capitalisation of borrowing costs. Non-monetary items denominated in foreign currencies measured at historical cost are translated into RMB at the historical exchange rates prevailing at the date of the transactions at the balance sheet date. The effect of exchange rate changes on cash is presented separately in the cash flow statement.

(b) Translation of financial statements represented in foreign currency

Assets and liabilities of each balance sheet of the foreign operations are translated into RMB at the closing rates at the balance sheet date, while the equity items are translated into RMB at the exchange rates at the date of the transactions, except for the retained earnings. Income and expenses for each income statement of the foreign operations are translated into RMB at the approximate exchange rates at the date of the transactions. The currency translation differences resulted from the above-mentioned translations are recognised as a separate component of equity. The cash flows of overseas operations are translated into RMB at the approximate exchange rates at the date of the transactions. The effect of exchange rate changes on cash is presented separately in the cash flow statement.

(5) Cash and Cash Equivalents

Cash and cash equivalents refer to all cash on hand and deposit held at call with banks, short-term highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2013 (All amounts in RMB millions unless otherwise stated)	FINANCIAL STATEMENTS

(6) Financial Instruments

(a) Financial assets

Financial assets are classified into the following categories at initial recognition: financial assets at fair value through profit or loss, receivables, available-for-sale financial assets and held-to-maturity investments. The classification depends on the Group’s intention and the ability to hold the financial assets. The Group has principally receivables, available-for-sale financial assets and limited financial assets at fair value through profit or loss. The detailed accounting policies for receivables, available-for-sale financial assets and financial assets at fair value through profit or loss held by the Group are set out below:

(i) Receivables

Receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, including accounts receivable, notes receivable, other receivables and cash at bank and on hand.

(ii) Available-for-sale financial assets

Available-for-sale financial assets are non-derivative that are either designated in this category at initial recognition or not classified in any of the other categories. They are included in other current assets on the balance sheet if they are intended to be sold within 12 months of the balance sheet date.

(iii) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are mainly financial assets held for the purpose of selling in the short term. They are presented as financial assets held for trading on the balance sheet. Derivatives are also categorized as held for trading unless they are designated as hedges.

(iv) Recognition and measurement

Financial assets are recognised at fair value on the balance sheet when the Group becomes a party to the contractual provisions of the instrument. Related transaction costs of financial assets at fair value through profit or loss are recorded in profit or loss when acquired. Related transaction costs of receivables and available-for-sale financial assets are recognised into the initial recognition costs. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or all substantial risks and rewards of ownership have been transferred to the transferee.

Financial assets at fair value through profit or loss and available-for-sale financial assets are subsequently measured at fair value. The investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are carried at cost. Receivables are stated at amortised costs using the effective interest method.

FINANCIAL STATEMENTS	2013 ANNUAL REPORT

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2013 (All amounts in RMB millions unless otherwise stated)

Changes in the fair values of available-for-sale financial assets are recorded into equity except for impairment losses and foreign exchange gains and losses arising from the transaction of monetary financial assets denominated in foreign currencies. When the financial asset is derecognised, the cumulative changes in fair value previously recognised in equity will be recognised in profit or loss. The interest of the available-for-sale debt instruments calculated using the effective interest method is recognised as investment income. The cash dividends declared by the investee on available-for-sale investments in equity instruments are recognised as investment income, which is recognised in profit or loss for the period.

(v) Impairment of financial assets

The Group assesses the carrying amount of receivables and available-for-sale financial assets at each balance sheet date. If there is objective evidence that a financial asset is impaired, an impairment provision shall be made.

If a financial asset carried at amortised cost is impaired, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred). If there is objective evidence that can prove the value of such financial asset has been recovered, and that it is related to events occurring subsequent to the recognition of impairment, the previously recognised impairment losses shall be reversed and the amount of the reversal will be recognised in the income statement.

When there is objective evidence that available-for-sale financial assets is impaired, the cumulative losses that have been recognised in equity as a result of the decline in the fair value shall be removed from equity and recognised as impairment losses in the income statement. For an investment in debt instrument classified as available-for-sale on which impairment losses have been recognised, if in a subsequent period the fair value increases and the increase can be objectively related to an event occurring after the impairment losses recognition, the previously recognised impairment losses shall be reversed, and recognised in profit or loss. For available-for-sale on which impairment losses have been recognised, any subsequent increases in its fair value shall be directly recognised in equity.

(b) Financial liabilities

Financial liabilities are classified into the following categories at initial recognition: financial liabilities at fair value through profit or loss and other financial liabilities. Financial liabilities of the Group primarily comprise payables, loans and debentures payable classified as other financial liabilities.

Payables, including accounts payable, other payables, etc. are initially recognised at fair value, and subsequently measured at amortised costs using the effective interest method.

Loans and debentures payables are initially recognised at fair value less transaction costs, and subsequently measured at amortised costs using the effective interest method.

Other financial liabilities with terms of one year or less than one year are presented as current liabilities; other financial liabilities with terms more than one year but due within one year (including one year) from the balance sheet date are presented as current portion of non-current liabilities; others are presented as non-current liabilities.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2013 (All amounts in RMB millions unless otherwise stated)	FINANCIAL STATEMENTS

A financial liability may not be derecognised, in all or in part, until the present obligations of financial liabilities are all, or partly, dissolved. The difference between the carrying amount of the financial liability at the point of derecognition and the consideration paid shall be included in profit or loss.

(c) Determination of financial instruments’ fair value

Regarding financial instruments, for which there is an active market, the quotations in the active market shall be used to determine fair value. If there is no active market for a financial instrument, valuation techniques shall be adopted to determine the fair value. The valuation techniques include the prices employed by the parties, who are familiar with each other, in the latest market transactions upon their own free will, the current fair value obtained by referring to other financial instruments of essentially the same nature, and the discounted cash flow method, etc. When adopting any valuation technique, one shall employ, where possible, all the market parameters observable, and try to avoid using the parameters that relate particularly to the Group.

(7) Inventories

Inventories include crude oil and other raw materials, work in progress, finished goods and turnover materials, and are measured at the lower of cost and net realisable value.

Cost of inventories is determined primarily using the weighted average method. The cost of finished goods and work in progress comprises cost of crude oil, other raw materials, direct labour and production overheads allocated based on normal operating capacity. Turnover materials include low cost consumables and packaging materials. Low cost consumables are amortised with graded amortisation method and packaging materials are expensed off in full.

Provision for decline in the value of inventories is measured as the excess of the carrying value of the inventories over their net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated cost to completion and estimated selling expenses and related taxes.

The Group adopts perpetual inventory system.

(8) Long-term Equity Investments

Long-term equity investments comprise the Company’s equity investments in subsidiaries, and the Group’s equity investments in jointly controlled entities and associates.

Long-term equity investments acquired through business combinations: For a long-term equity investment acquired through a business combination under common control, the proportionate share of the carrying value of shareholders’ equity of the combined entity shall be treated as cost of the investment on the acquisition date. For a long-term equity investment acquired through a business combination not under common control, the acquisition costs paid shall be treated as the cost of the investment on acquisition date.

Long-term equity investments acquired through other than business combinations: For an acquisition settled in cash, the initial cost of investment shall be the actual cash consideration paid. For an acquisition settled by the issuance of equity securities, the initial cost of investment shall be the fair value of equity securities issued.

FINANCIAL STATEMENTS	2013 ANNUAL REPORT

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2013 (All amounts in RMB millions unless otherwise stated)

(a) Subsidiaries

Subsidiaries are those entities over which the Group is able to control, i.e. has the power to govern the financial and operating policies so as to obtain benefits from the operating activities of these investees. The potential voting rights, including currently convertible company bonds and exercisable share warrants, are considered when assessing whether the Group has controls over the investees. Investments in subsidiaries are accounted for at cost in the financial statements of the Company and are consolidated after being adjusted by the equity method accounting in consolidated financial statements.

Long-term equity investments accounted for at cost are measured at the initial investment cost. The cash dividends or profit distributions declared by the investees are recognised as investment income in the income statement.

A listing of the Group’s principal subsidiaries is set out in Note 6(1).

(b) Jointly controlled entities and associates

Jointly controlled entities are those over which the Group is able to exercise joint control together with other entities. Associates are those in which the Group has significant influence over the financial and operating policies.

The term “joint control” refers to the contractually agreed sharing of control over an economic activity. The joint control cannot exist without the unanimous consent of the investors who share the control, and unanimous consent is required when making important financial and operating decisions that relate to the above-mentioned economic activity.

The term “significant influence” refers to the power to participate in the formulation of financial and operating policies of an enterprise, but not the power to control, or jointly control, the formulation of such policies with other parties.

The investments in jointly controlled entities and associates are accounted for using the equity method accounting. The excess of the initial cost of the investment over the share of the fair value of the investee’s net identifiable assets is included in the initial cost of the investment. While the excess of the share of the fair value of the investee’s net identifiable assets over the cost of the investment is instead recognised in profit or loss in the period in which the investment is acquired and the cost of the long-term equity investment is adjusted accordingly.

Under the equity method accounting, the Group’s share of its investees’ post-acquisition profits or losses is recognised in the income statement. When the Group’s share of losses of an investee equals or exceeds the carrying amount of the long-term equity investment and other long-term interests which substantively form the net investment in the investee, the Group does not recognise further losses as provisions, unless it has obligations to bear extra losses which meet the criteria of recognition for liabilities according to the related standards for contingencies. Movements in the investee owner’s equity other than profit or loss should be proportionately recognised in the Group’s capital surplus, provided that the share interest of the investee remained unchanged. The share of the investee’s profit distribution or cash dividends declared is accounted for as a reduction of the carrying amount of the investment upon declaration. The profits or losses arising from the intra-Group transactions between the Group and its investees are eliminated to the extent of the Group’s interests in the investees, on the basis of which the investment income or losses are recognised. The loss on the intra-Group transaction between the Group and its investees, of which nature is asset impairment, is recognised in full amount, and the relevant unrealised loss is not allowed to be eliminated.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2013 (All amounts in RMB millions unless otherwise stated)	FINANCIAL STATEMENTS

(c) Impairment of long-term equity investments

For investments in subsidiaries, jointly controlled entities and associates, if the recoverable amount is lower than its carrying amount, the carrying amount shall be written down to the recoverable amount (Note 4(15)). If other long-term equity investment, for which there is no quotation in the active market, and for which a fair value cannot be reliably measured, suffers from any impairment, the difference between the carrying amount of the long-term equity investment and the current value of the future cash flow of similar financial assets, capitalised based on the returns ratio of the market at the same time, shall be recognised as an impairment loss. After an impairment loss has been recognised, it shall not be reversed in future accounting periods for the part whose value has been recovered.

(9) Fixed Assets

Fixed assets comprise buildings, equipment and machinery, motor vehicles and other. Fixed assets purchased or constructed are initially recorded at cost. The fixed assets injected by the state-owned shareholder during the Restructuring were initially recorded at the valuated amount approved by the relevant authorities managing state-owned assets.

Subsequent expenditures for fixed assets are included in the cost of fixed assets only when it is probable that in future economic benefits associated with the items will flow to the Group and the cost of the items can be measured reliably. The carrying amount of the replaced part is derecognised. All other subsequent expenditures are charged to profit or loss during the financial period in which they are incurred.

Fixed assets are depreciated using the straight-line method based on the balance of their costs less estimated residual values over their estimated useful lives. For those fixed assets being provided for impairment loss, the related depreciation charge is determined based on the net value lessening the impairment recognised over their remaining useful lives.

The estimated useful lives, estimated residual value ratios and annual depreciation rates of the fixed assets are as follows:

	Estimated useful lives	Estimated residual value ratio %	Annual depreciation rate %
Buildings	8 to 40 years	5	2.4 to 11.9
Equipment and Machinery	4 to 30 years	3 to 5	3.2 to 24.3
Motor Vehicles	4 to 14 years	5	6.8 to 23.8
Other	5 to 12 years	5	7.9 to 19.0

FINANCIAL STATEMENTS	2013 ANNUAL REPORT

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2013 (All amounts in RMB millions unless otherwise stated)

The estimated useful lives, estimated residual values and depreciation method of the fixed assets are reviewed, and adjusted if appropriate, at year end.

As of January 1, 2013, the management has revised the estimates of useful lives from 14 to 30 years of the Group’s long-distance pipelines with reference to the practices commonly adopted by the companies within the same industry and the physical condition of the relevant assets. The change resulted in an increase in profit for the year ended December 31, 2013 amounting to approximately RMB 7,290 million, before tax.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its recoverable amount (Note 4(15)).

The carrying amounts of fixed assets are derecognised when the fixed assets are disposed or no future economic benefits are expected from their use or disposal. When fixed assets are sold, transferred, disposed or damaged, gains or losses on disposal are determined by comparing the proceeds with the carrying amounts of the assets, adjusted by related taxes and expenses, and are recorded in profit or loss in the disposal period.

(10) Oil and Gas Properties

Oil and gas properties include the mineral interests in properties, wells and related facilities arising from oil and gas exploration and production activities.

The costs of obtaining the mineral interests in properties are capitalised when they are incurred and are initially recognised at acquisition costs. Exploration license fee, production license fee, rent and other costs for retaining the mineral interests in properties, subsequent to the acquisition of the mineral interests in properties, are charged to profit or loss.

The Ministry of Land and Resources in China issues production licenses to applicants on the basis of the reserve reports approved by relevant authorities.

The oil and gas properties are amortised at the field level based on the unit of production method except for the mineral interests in unproved properties which are not subjected to depletion. Unit of production rates are based on oil and gas reserves estimated to be recoverable from existing facilities based on the current terms of production licenses.

The carrying amount of oil and gas properties other than the mineral interests in unproved properties is reduced to the recoverable amount when their recoverable amount is lower than their carrying amount. The carrying amount of the mineral interests in unproved properties is reduced to the fair value when their fair value is lower than their carrying amount (Note 4(15)).

(11) Construction in progress

Construction in progress is recognised at actual cost. The actual cost comprises construction costs, other necessary costs incurred and the borrowing costs eligible for capitalisation to prepare the asset for its intended use. Construction in progress is transferred to fixed assets when the assets are ready for their intended use, and depreciation begins from the following month.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2013 (All amounts in RMB millions unless otherwise stated)	FINANCIAL STATEMENTS

Oil and gas exploration costs include drilling exploration costs and the non-drilling exploration costs, the successful efforts method is used for the capitalisation of the drilling exploration costs. Drilling exploration costs included in the oil and gas exploration costs are capitalised as wells and related facilities when the wells are completed and economically proved reserves are found. Drilling exploration costs related to the wells without economically proved reserves less the net residual value are recorded in profit or loss. The related drilling exploration costs for the sections of wells with economically proved reserves are capitalised as wells and related facilities, and the costs of other sections are recorded in profit or loss. Drilling exploration costs are temporarily capitalised pending the determination of whether economically proved reserves can be found within one year of the completion of the wells. For wells that are still pending determination of whether economically proved reserves can be found after one year of completion, the related drilling exploration costs remain temporarily capitalised only if sufficient reserves are found in those wells and further exploration activities are required to determine whether they are economically proved reserves or not, and further exploration activities are under way or firmly planned and are about to be implemented. Otherwise the related costs are recorded in profit or loss. If proved reserves are discovered in a well, for which the drilling exploration costs have been expensed previously, no adjustment should be made to the drilling exploration costs that were expensed, while the subsequent drilling exploration costs and costs for completion of the well are capitalised. The non-drilling exploration costs are recorded in profit or loss when incurred. Oil and gas development costs are capitalised as the respective costs of wells and related facilities for oil and gas development based on their intended use. The economically proved reserves are the estimated quantities of crude oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulation before the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether the estimate is a deterministic estimate or probabilistic estimate.

(12) Intangible Assets

Intangible assets include land use rights and patents, etc., and are initially recorded at cost. The intangible assets injected by the state-owned shareholder during the Restructuring were initially recorded at the valued amount approved by the relevant authorities managing the state-owned assets.

Land use rights are amortised using the straight-line method over 30 to 50 years. If it is impracticable to allocate the amount paid for the purchase of land use rights and buildings between the land use rights and the buildings on a reasonable basis, the entire amount is accounted for as fixed assets.

Patent and other intangible assets are initially recorded at actual cost, and amortised using the straight-line method over their estimated useful lives.

The carrying amount of intangible assets is written down to its recoverable amount when the recoverable amount is lower than the carrying amount (Note 4(15)). The estimated useful years and amortisation method of the intangible assets with finite useful life are reviewed, and adjusted if appropriate, at each financial year-end.

FINANCIAL STATEMENTS	2013 ANNUAL REPORT

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2013 (All amounts in RMB millions unless otherwise stated)

(13) Research and Development

Research expenditure incurred is recognised as an expense. Costs incurred on development projects shall not be capitalised unless they satisfy the following conditions simultaneously:

•	In respect of the technology, it is feasible to finish the intangible asset for use or sale;

•	It is intended by management to finish and use or sell the intangible asset;

•	It is able to prove that the intangible asset is to generate economic benefits;

•	With the support of sufficient technologies, financial resources and other resources, it is able to finish the development of the intangible asset, and it is able to use or sell the intangible asset; and

•	The costs attributable to the development of the intangible asset can be reliably measured.

Costs incurred on development projects not satisfying the above conditions shall be recorded in profit or loss of the current period. Costs incurred on development recorded in profit or loss in previous accounting periods shall not be re-recognised as asset in future accounting periods. Costs incurred on development already capitalised shall be listed as development expenditure in the balance sheet, which shall be transferred to intangible asset from the date when the expected purposes of use are realised.

(14) Long-term Prepaid Expenses

Long-term prepaid expenses include advance lease payments and other prepaid expenses that should be borne by current and subsequent periods and should be amortised over more than one year. Long-term prepaid expenses are amortised using the straight-line method over the expected beneficial periods and are presented at cost less accumulated amortisation.

(15) Impairment of Non-current Assets

Fixed assets, oil and gas properties except for mineral interests in unproved properties, intangible assets with finite useful life and long-term equity investments are tested for impairment if there is any indication that an asset may be impaired at the balance sheet date. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount if the impairment test indicates that the recoverable amount is less than its carrying amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and the present value of the estimated future cash flow expected to be derived from the asset. Impairment should be assessed and recognised for each individual asset. If it is not possible to estimate the recoverable amount of an individual asset, the recoverable amount of the group of assets to which the asset belongs is determined. A group of assets is the smallest group of assets that is able to generate independent cash flow.

The goodwill presented separately in financial statements should be subject to impairment assessment at least on an annual basis regardless whether there exists any indicators of impairment. Where the impairment assessment indicates that, for the cash-generating unit (that includes the allocated goodwill), the recoverable amount is lower than the carrying value, then an impairment loss will be recorded.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2013 (All amounts in RMB millions unless otherwise stated)	FINANCIAL STATEMENTS

The mineral interests in unproved properties are tested annually for impairment. If the cost incurred to obtain a single property is significant, the impairment test is performed and the impairment loss is determined on the basis of the single property. If the cost incurred to obtain a single property is not significant and the geological structure features or reserve layer conditions are identical or similar to those of other adjacent properties, impairment tests are performed on the basis of a group of properties that consist of several adjacent mining areas with identical or similar geological structure features or reserve layer conditions.

Once an impairment loss of these assets is recognised, it is not allowed to be reversed even if the value can be recovered in subsequent period.

(16) Borrowing Costs

Borrowing costs incurred that are directly attributable to the acquisition and construction of fixed assets and oil and gas properties, which require a substantial period of time for acquisition and construction activities to get ready for their intended use, are capitalised as part of the cost of the assets when capital expenditures and borrowing costs have already incurred and the activities of acquisition and construction necessary to prepare the assets to be ready for their intended use have commenced. The capitalisation of borrowing costs ceases when the assets are ready for their intended use. Borrowing costs incurred thereafter are expensed. Capitalisation of borrowing costs should be suspended during periods in which the acquisition or construction of a fixed asset is interrupted abnormally, and the interruption lasts for more than 3 months, until the acquisition or construction is resumed.

For a borrowing taken specifically for the acquisition or construction activities for preparing fixed asset and oil and gas property eligible for capitalisation, the to-be-capitalised amount of interests shall be determined according to the actual costs incurred less any income earned on the unused borrowing fund as a deposit in the bank or as a temporary investment.

Where a general borrowing is used for the acquisition or construction of fixed asset and oil and gas property eligible for capitalisation, the Group shall calculate and determine the to-be-capitalised amount of interests on the general borrowing by multiplying the part of the accumulative asset disbursements in excess of the weighted average asset disbursement for the specifically borrowed fund by the weighted average actual rate of the general borrowing used. The actual rate is the rate used to discount the future cash flow of the borrowing during the expected existing period or the applicable shorter period to the originally recognised amount of the borrowing.

(17) Employee Compensation

Employee compensation includes wages, salaries, allowances, employee welfare, social security contributions, housing provident funds, labour union funds, employee education funds and other relevant compensation incurred in exchange for services rendered by employees.

Except for severance pay, employee compensation is recognised as a liability during the period which employees render services, and it will be allocated into relevant costs and expenses to whichever the employee service is attributable.

FINANCIAL STATEMENTS	2013 ANNUAL REPORT

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2013 (All amounts in RMB millions unless otherwise stated)

(18) Provisions

Provisions for product guarantee, quality onerous contracts etc. are recognised when the Group has present obligations, and it is probable that an outflow of economic benefits will be required to settle the obligations, and the amounts can be reliably estimated.

Provisions are measured at the best estimate of the expenditures expected to be required to settle the present obligation. Factors surrounding the contingencies such as the risks, uncertainties and the time value of money shall be taken into account as a whole in reaching the best estimate of provisions. Where the effect of the time value of money is material, the best estimate is determined by discounting the related future cash flows. The increase in the discounted amount of the provision arising from the passage of time is recognised as interest expense.

Asset retirement obligations which meet the criteria of provisions are recognised as provisions and the amount recognised is the present value of the estimated future expenditure determined in accordance with local conditions and requirements, while a corresponding addition to the related oil and gas properties of an amount equivalent to the provision is also created. This is subsequently depleted as part of the costs of the oil and gas properties. Interest expenses from the assets retirement obligations for each period are recognised with the effective interest method during the useful life of the related oil and gas properties.

If the conditions for the recognition of the provisions are not met, the expenditures for the decommissioning, removal and site cleaning will be expensed in profit or loss when occurred.

(19) Deferred Tax Assets and Deferred Tax Liabilities

Deferred tax assets and deferred tax liabilities are calculated and recognised based on the differences (temporary differences) arising between the tax bases of assets and liabilities and their carrying amounts. The deductible losses, which can be utilised against the future taxable profit in accordance with tax law, are regarded as temporary differences and a deferred tax asset is recognised accordingly. The deferred tax assets and deferred tax liabilities are not accounted for the temporary differences resulting from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profits (or deductible loss). Deferred tax assets and deferred tax liabilities are determined using tax rates that are expected to apply to the period when the related deferred tax asset is realised or the deferred tax liability is settled.

Deferred tax assets of the Group are recognised for deductible temporary differences and deductible losses and tax credits to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences, deductible losses and tax credits can be utilised.

Deferred tax liabilities are recognised for taxable temporary differences arising from investments in subsidiaries, associates and jointly controlled entities, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets are recognised for deductible temporary differences arising from investments in subsidiaries, associates and jointly controlled entities, to the extent that, and only to the extent that, it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2013 (All amounts in RMB millions unless otherwise stated)	FINANCIAL STATEMENTS

Deferred tax assets and liabilities which meet the following conditions shall be presented on a net basis:

•	Deferred tax assets and liabilities are related to the income tax of the same entity within the Group levied by the same authority;

•	This entity is legally allowed to settle its current tax assets and liabilities on a net basis.

(20) Revenue Recognition

The amount of revenue is determined in accordance with the fair value of the contractual consideration received or receivable for the sales of goods and services in the ordinary course of the Group’s activities. Revenue is shown net of discounts and returns.

Revenue is recognised when specific criteria have been met for each of the Group’s activities as described below:

(a) Sales of goods

Revenue from sales of goods is recognised when the Group has transferred to the buyer the significant risks and rewards of ownership of the goods, and retains neither continuing managerial involvement nor effective control over the goods sold, and it is probable that the economic benefits associated with the transaction will flow to the Group and related revenue and cost can be measured reliably.

(b) Rendering of services

The Group recognises its revenue from rendering of services under the percentage-of-completion method. Under the percentage-of-completion method, revenue is recognised based on the costs incurred to date as a percentage of the total estimated costs to be incurred.

(c) Transfer of the assets use rights

Interest income is recognised on a time-proportion basis using the effective interest method.

Revenue from operating lease is recognised using the straight-line method over the period of the lease.

(21) Leases

Leases that transfer substantially all the risks and rewards incidental to ownership of assets are classified as finance lease; other leases are operating leases. The Group has no significant finance lease.

Payments made under operating leases are charged to profit or loss on a straight-line basis over the period of the lease.

(22) Dividend Distribution

Dividend distribution is recognised as a liability in the period in which it is approved by a resolution of shareholders’ general meeting.

FINANCIAL STATEMENTS	2013 ANNUAL REPORT

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2013 (All amounts in RMB millions unless otherwise stated)

(23) Business Combination

(a) Business combination under common control

The consideration paid and the net assets obtained by the acquirer are measured at their carrying value. The difference between the carrying value of the net assets obtained and the carrying value of the consideration is adjusted against the capital surplus. If the capital surplus is not sufficient to be offset, the remaining balance is adjusted against retained earnings.

Costs incurred directly attributable to the business combination are recorded in profit or loss when incurred. The transaction costs of the equity securities or debt securities issued which are attributable to the business combination are recorded in the initial recognition costs when acquired.

(b) Business combination not under common control

The acquisition costs paid and the identifiable net assets acquired by the acquirer are measured at their fair value at the acquisition date. Where the cost of combination exceeds the acquirer’s interest in the fair value of the acquiree’s identifiable net assets, the difference is recognised as goodwill. Where the cost of combination is less than the acquirer’s interest in the fair value of the acquiree’s identifiable net assets, the difference is recognised directly in profit or loss.

Costs which are directly attributable to the business combination are recorded in profit or loss when incurred. The transaction costs of the equity securities or debt securities issued which are attributable to the business combination are recorded in the initial recognition costs when acquired.

(24) Basis of Preparation of Consolidated Financial Statements

The scope of consolidated financial statements includes the Company and its subsidiaries.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases. Subsidiaries acquired through business combination under common control are consolidated from the day when they are under common control with the Company of the ultimate controlling party, and their net profit earned before the combination date shall be presented separately in the consolidated income statement.

When the accounting policies and accounting periods of subsidiaries are not consistent with those of the Company, the Company will make necessary adjustments to the financial statements of the subsidiaries in accordance with the Company’s accounting policies and accounting periods. The financial statements of the subsidiaries acquired from the business combination not under common control are adjusted on the basis of the fair value of the identifiable net assets at the acquisition date when preparing the consolidated financial statements.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2013 (All amounts in RMB millions unless otherwise stated)	FINANCIAL STATEMENTS

All material intercompany balances, transactions and unrealised gains within the Group are eliminated upon consolidation. The portion of the shareholders’ equity or net profit of the subsidiaries that is not attributable to the Company is treated as minority interests and presented separately within shareholders’ equity in the consolidated balance sheet or within net profit in the consolidated income statement.

(25) Segment Reporting

The Group determines its operating segments based on its organisational structure, management requirements and internal reporting system. On the basis of these operating segments, the Group determines the reporting and disclosure of segmental information.

An operating segment refers to a component of the Group that simultaneously meet the following criteria: (1) the component can generate revenue and incur expenses in ordinary activities; (2) the component’s operating results can be regularly reviewed by the Group’s management to make decisions about resource allocation to the component and assess its performance; (3) the Group can obtain financial information relating to the financial position, operating results and cash flows, etc. of the component. When two or more operating segments exhibit similar economic characteristics and meet certain requirements, the Group may aggregate these operating segments into a single operating segment.

The Group also discloses total external revenue derived from other regions outside mainland China and the total non-current assets located in other regions outside mainland China.

(26) Critical Accounting Estimates and Judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The critical accounting estimates and key assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are outlined below:

(a) Estimation of oil and natural gas reserves

Estimates of oil and natural gas reserves are key elements in the Group’s investment decision-making process. They are also an important element in testing for impairment. Changes in proved oil and natural gas reserves, particularly proved developed reserves, will affect unit-of-production depreciation, depletion and amortisation recorded in the income statements for property, plant and equipment related to oil and gas production activities. A reduction in proved developed reserves will increase depreciation, depletion and amortisation charges. Proved reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms, evolution of technology or development plans, etc.

FINANCIAL STATEMENTS	2013 ANNUAL REPORT

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2013 (All amounts in RMB millions unless otherwise stated)

(b) Estimation of impairment of fixed assets and oil and gas properties

Fixed assets and oil and gas properties are reviewed for possible impairments when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination as to whether and how much an asset is impaired involves management estimates and judgements such as future price of crude oil, refined and chemical products and the production profile. However, the impairment reviews and calculations are based on assumptions that are consistent with the Group’s business plans taking into account current economic conditions. Favourable changes to some assumptions, or not updating assumptions previously made, may allow the Group to avoid the need to impair any assets, whereas unfavourable changes may cause the assets to become impaired.

(c) Estimation of asset retirement obligations

Provision is recognised for the future decommissioning and restoration of oil and gas properties. The amounts of the provision recognised are the present values of the estimated future expenditures. The estimation of the future expenditures is based on current local conditions and requirements, including legal requirements, technology, price level, etc. In addition to these factors, the present values of these estimated future expenditures are also impacted by the estimation of the economic lives of oil and gas properties and estimates of discount rates. Changes in any of these estimates will impact the operating results and the financial position of the Group over the remaining economic lives of the oil and gas properties.

5 TAXATION

The principal taxes and related tax rates of the Group are presented as below:

Types of taxes	Tax rate	Tax basis and method

Value Added Tax (the “VAT”)	6%, 11%, 13% or 17%	Based on taxable value added amount. Tax payable is calculated using the taxable sales amount multiplied by the applicable tax rate less current period’s deductible VAT input.

Resource Tax	5%	Based on the revenue from sales of crude oil and natural gas.

Business Tax	3%	Based on income generated from transportation of crude oil and natural gas.

Consumption Tax	Based on quantities

Based on sales quantities of taxable products. RMB 1.0 yuan per litre for unleaded gasoline, RMB 0.8 yuan per litre for diesel, RMB 1.0 yuan per litre for naphtha, solvent oil and lubricant and RMB 0.8 yuan per litre for fuel oil.

Corporate Income Tax	15% or 25%	Based on taxable income.

Mineral Resources Compensation Fee	1%	Based on the revenue from sales of crude oil and natural gas.

Crude Oil Special Gain Levy	20% to 40%	Based on the sales of domestic crude oil at prices higher than a specific level.

City Maintenance and Construction Tax	1%, 5% or 7%	Based on the actual paid business tax, VAT and consumption tax.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2013 (All amounts in RMB millions unless otherwise stated)	FINANCIAL STATEMENTS

On November 16, 2011, the MOF, State Administration of Taxation of the PRC (the “SAT”) implemented the ‘Change of Business Tax to Value Added Tax Pilot Program’ (“Pilot Program”), which set out detailed related implementation guidance and fundamental principles. Accordingly, the Pilot Program was applicable to the transportation and certain modern service industries in Shanghai and Beijing from January 1, 2012 and September 1, 2012, respectively in respect of which VAT was levied in lieu of Business Tax, and will be applicable nationally from August 1, 2013. Part of the Group’s pipeline transmission services and research and development and technical services were subject to VAT rate of 11% and 6% in succession.

Pursuant to the Circular jointly issued by the MOF, the General Administration of Customs of the PRC and the State Administration of Taxation of the PRC (the “SAT”) on Issues Concerning a Proportionate Refund of VAT on Imported Natural Gas between 2011 and 2020 as well as Natural Gas Imported from Central Asia before the end of 2010 (Cai Guan Shui [2011] No.39), if the price of imported natural gas under any state-sanctioned natural gas import program is higher than the selling price fixed by the State, the VAT as paid by the Group on imported natural gas (including LNG) under the above program is refunded on a pro-rata basis by reference to the extent of the import price above the selling price fixed by the State.

Pursuant to Order 605 of the State Council in respect of its Decision on the Amendments of the Provisional Regulations Governing Resource Tax of the PRC, resource tax on crude oil and natural gas payable by entities or individuals who extract crude oil and natural gas in the territory and waters over which the PRC has jurisdiction shall be imposed on ad valorem basis at 5% to 10% with effect from November 1, 2011. Pursuant to Order 66 jointly issued by the MOF and SAT in respect of the Implementation Rules under the Provisional Regulations Governing Resource Tax of the PRC, the tax rate applicable to crude oil and natural gas shall be 5%.

In accordance with the Circular jointly issued by the MOF, the General Administration of Customs of the PRC and the SAT on Issues Concerning Tax Policies for In-depth Implementation of Western Development Strategy (Cai Shui [2011] No. 58), the corporate income tax for the enterprises engaging in the encouraged industries in the Western China Region is charged at a preferential corporate income tax rate of 15% from January 1, 2011 to December 31, 2020. Certain branches and subsidiaries of the Company in the Western China Region obtained the approval for the use of the preferential corporate income tax rate of 15%.

Pursuant to the Notice from the MOF on the Increase of the Threshold of the Crude Oil Special Gain Levy (Cai Qi [2011] No. 480), the threshold of the crude oil special gain levy shall be US$55, which have 5 levels and is calculated and charged according to the progressive and valorem rates on the excess amounts from November 1, 2011.

FINANCIAL STATEMENTS	2013 ANNUAL REPORT

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2013 (All amounts in RMB millions unless otherwise stated)

6 BUSINESS COMBINATION AND CONSOLIDATED FINANCIAL STATEMENTS

(1) Principal subsidiaries

Company name	Type of sub- sidiary	Acquisition method	Country of incorpo- ration	Regis- tered capital	Principal activities	Type of legal entity	Legal repre- sentative	Closing effective invest- ment cost	Attribu- table equity interest %	Attribu- table voting rights %	Consoli- dated or not
Daqing Oilfield Company Limited	Direct	Established	PRC	47,500	Exploration, production and sale of crude oil and natural gas	Limited liability company	Liu Hongbin	66,720	100.00	100.00	Yes
CNPC Exploration and Development Company Limited (i)	Direct	Business combination under common control	PRC	16,100	Exploration, production and sale of crude oil and natural gas in and outside the PRC	Limited liability company	Sun Longde	23,778	50.00	57.14	Yes
PetroChina Hong Kong Limited	Direct	Established	HK	HK Dollar (“HKD”) 7,592 million	Investment holding. The principal activities of its subsidiaries, associates and jointly controlled entities are the exploration, production and sale of crude oil in and outside the PRC as well as natural gas sale and transmission in the PRC	Limited liability company	N/A	25,590	100.00	100.00	Yes
PetroChina International Investment Company Limited	Direct	Established	PRC	31,314	Investment holding. The principal activities of its subsidiaries and jointly controlled entities are the exploration, development and production of crude oil, natural gas, oilsands and coalbed methane outside the PRC	Limited liability company	Bo Qiliang	31,314	100.00	100.00	Yes
PetroChina International Company Limited	Direct	Established	PRC	14,000	Marketing of refined products and trading of crude oil and petrochemical products, storage, investment in refining, chemical engineering, storage facilities, service station, and transportation facilities and related business in and outside the PRC	Limited liability company	Wang Lihua	14,857	100.00	100.00	Yes
PetroChina Northwest United Pipeline Company Limited	Direct	Established	PRC	62,500	Storage, transportation and development of crude oil and nature gas; construction and related technology consulting of petroleum and natural gas pipeline project; import and export of goods and technology; purchase and sale of materials in the PRC	Limited liability company	Huang Weihe	32,500	52.00	52.00	Yes

(i)	The Company consolidated the financial statements of the entity because the Company controls the entity, decides the entity’s financial and operating policies, and has the authority to obtain benefits from its operating activities.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2013 (All amounts in RMB millions unless otherwise stated)	FINANCIAL STATEMENTS

(2) Exchange rates of international operations’ major financial statement items

Assets and liabilities
Company name	December 31, 2013	December 31, 2012
PetroKazakhstan Inc.	USD 1=RMB 6.0969yuan	USD 1=RMB 6.2855yuan
PetroChina Hong Kong Limited	HKD 1=RMB 0.7862yuan	HKD 1=RMB 0.8109yuan
Singapore Petroleum Company Limited	SGD 1=RMB 4.7845yuan	SGD 1=RMB 5.1028yuan

Equity items except for the retained earnings, revenue, expense and cash flows items are translated into RMB at the approximate exchange rates at the date of the transactions.

7 CASH AT BANK AND ON HAND

	December 31, 2013	December 31, 2012
Cash on hand	67	98
Cash at bank	56,217	48,531
Other cash balances	966	1,324

	57,250	49,953

The Group’s cash at bank and on hand included the following foreign currencies as of December 31, 2013:

	Foreign currency	Exchange rate	RMB equivalent
USD	1,097	6.0969	6,688
HKD	4,793	0.7862	3,768
Tenge	19,224	0.0401	771
Other			2,374

			13,601

The Group’s cash at bank and on hand included the following foreign currencies as of December 31, 2012:

	Foreign currency	Exchange rate	RMB equivalent
USD	1,741	6.2855	10,943
HKD	8,118	0.8109	6,583
Tenge	17,470	0.0415	725
Other			1,085

			19,336

The Group’s cash at bank and on hand in foreign currencies mainly comprise cash at bank.

As of December 31, 2013, time deposits of USD 850 million are impawned as collateral for long-term borrowings of USD 850 million (Note 31).

FINANCIAL STATEMENTS	2013 ANNUAL REPORT

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2013 (All amounts in RMB millions unless otherwise stated)

8 NOTES RECEIVABLE

Notes receivable represents mainly bills of acceptance issued by banks for the sale of goods and products.

As of December 31, 2013, all notes receivable of the Group are due within one year.

As of December 31, 2013, the Group’s notes receivable of a net book value of RMB 150 are pledged as collateral for a part of the Group’s short-borrowings of RMB 230 (Note 22).

9 ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

(a) Accounts receivable

	Group		Company
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Accounts receivable	64,523	65,035	5,095	4,658
Less: Provision for bad debts	(496)	(585)	(401)	(460)

	64,027	64,450	4,694	4,198

The aging of accounts receivable and related provision for bad debts are analysed as follows:

	Group
	December 31, 2013			December 31, 2012
	Amount	Percentage of total balance %	Provision for bad debts	Amount	Percentage of total balance %	Provision for bad debts
Within 1 year	63,445	98	(2)	64,034	99	(3)
1 to 2 years	475	1	—	323	—	(17)
2 to 3 years	58	—	(17)	29	—	—
Over 3 years	545	1	(477)	649	1	(565)

	64,523	100	(496)	65,035	100	(585)

	Company
	December 31, 2013			December 31, 2012
	Amount	Percentage of total balance %	Provision for bad debts	Amount	Percentage of total balance %	Provision for bad debts
Within 1 year	4,320	85	(2)	4,097	88	—
1 to 2 years	326	6	—	35	1	—
2 to 3 years	12	—	—	8	—	—
Over 3 years	437	9	(399)	518	11	(460)

	5,095	100	(401)	4,658	100	(460)

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2013 (All amounts in RMB millions unless otherwise stated)	FINANCIAL STATEMENTS

As of December 31, 2013, accounts receivable of the Group from shareholders who hold 5% or more of the voting rights in the Company amounted to RMB 5,685 (December 31, 2012: RMB 16,301).

As of December 31, 2013, the top five debtors of accounts receivable of the Group amounted to RMB 19,104, representing 30% of total accounts receivable.

During the year ended December 31, 2013 and December 31, 2012, the Group had no significant write-off of the provision for bad debts of accounts receivable.

(b) Other receivables

	Group		Company
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Other receivables	20,328	16,708	56,424	49,092
Less: Provision for bad debts	(2,526)	(2,543)	(748)	(768)

	17,802	14,165	55,676	48,324

The aging analysis of other receivables and the related provision for bad debts are analysed as follows:

	Group
	December 31, 2013			December 31, 2012
	Amount	Percentage of total balance %	Provision for bad debts	Amount	Percentage of total balance %	Provision for bad debts
Within 1 year	15,518	76	(11)	12,473	74	(1)
1 to 2 years	1,010	5	(4)	660	4	(4)
2 to 3 years	439	2	—	643	4	(2)
Over 3 years	3,361	17	(2,511)	2,932	18	(2,536)

	20,328	100	(2,526)	16,708	100	(2,543)

	Company
	December 31, 2013			December 31, 2012
	Amount	Percentage of total balance %	Provision for bad debts	Amount	Percentage of total balance %	Provision for bad debts
Within 1 year	54,256	96	(6)	47,387	96	—
1 to 2 years	673	1	—	322	1	—
2 to 3 years	273	1	—	454	1	(1)
Over 3 years	1,222	2	(742)	929	2	(767)

	56,424	100	(748)	49,092	100	(768)

As of December 31, 2013, other receivables of the Group from shareholders who hold 5% or more of the voting rights in the Company amounted to RMB 2,366 (December 31, 2012: RMB 1,772).

FINANCIAL STATEMENTS	2013 ANNUAL REPORT

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2013 (All amounts in RMB millions unless otherwise stated)

As of December 31, 2013, the top five debtors of other receivables of the Group amounted to RMB 9,279, representing 46% of total other receivables.

During the year ended December 31, 2013 and December 31, 2012, the Group had no significant write-off of the provision for bad debts of other receivables.

10 ADVANCES TO SUPPLIERS

	December 31, 2013	December 31, 2012
Advances to suppliers	11,462	11,300
Less: Provision for bad debts	(17)	(14)

	11,445	11,286

As of December 31, 2013 and 2012, advances to suppliers of the Group are mainly aged within one year.

As of December 31, 2013, advances to suppliers from shareholders who hold 5% or more of the voting rights in the Company amounted to RMB 2,641 (December 31, 2012: RMB 2,323).

11 INVENTORIES

	December 31, 2013	December 31, 2012
Cost
Crude oil and other raw materials	94,823	77,452
Work in progress	17,529	16,280
Finished goods	115,247	120,987
Turnover materials	49	43

	227,648	214,762
Less: Write down in inventories	(631)	(645)

Net book value	227,017	214,117

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2013 (All amounts in RMB millions unless otherwise stated)	FINANCIAL STATEMENTS

12 AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31, 2013	December 31, 2012
Available-for-sale debenture	4	4
Available-for-sale equity instrument	1,977	2,127

Less: Provision for impairment	(378)	(375)

	1,603	1,756

13 LONG-TERM EQUITY INVESTMENTS

	Group
	December 31, 2012	Addition	Reduction	December 31, 2013
Associates and jointly controlled entities (a)	79,803	51,061	(14,387)	116,477

Less: Provision for impairment (b)	(188)			(188)

	79,615			116,289

	Company
	December 31, 2012	Addition	Reduction	December 31, 2013
Subsidiaries (c)	247,362	15,194	(1,504)	261,052
Associates and jointly controlled entities	18,790	43,506	(2,286)	60,010

Less: Provision for impairment	(213)			(213)

	265,939			320,849

As of December 31, 2013, the above-mentioned investments are not subject to restriction on conversion into cash or remittance of investment income.

FINANCIAL STATEMENTS	2013 ANNUAL REPORT

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2013 (All amounts in RMB millions unless otherwise stated)

(a) Principal associates and jointly controlled entities of the Group

							December 31, 2013			For the year ended December 31, 2013
	Country of incorporation	Principal activities	Registered capital		Interest held %	Voting rights %	Total assets	Total liabilities	Total net assets	Revenues	Net profit/ (loss)
Dalian West Pacific Petrochemical Co., Ltd.	PRC	Production and sale of petroleum and petrochemical products	USD	258 million	28.44	28.44	11,851	16,109	(4,258)	34,839	(828)
China Marine Bunker (PetroChina) Co., Ltd.	PRC	Oil import and export trade and transportation, sale and storage		1,000	50.00	50.00	8,035	5,473	2,562	56,464	73
China Petroleum Finance Co., Ltd.	PRC	Deposits, loans, settlement, lending, bills acceptance discounting, guarantee and other banking business		5,441	49.00	49.00	649,208	613,930	35,278	15,103	5,237
Arrow Energy Holdings Pty Ltd.	Australia	Exploration, development and sale of coal seam gas	AUD	2	50.00	50.00	46,331	18,918	27,413	1,188	(3,910)
PetroChina United Pipelines Co., Ltd. (i)	PRC	Storage and transportation of natural gas through pipeline, construction and related technology consulting of petroleum and natural gas pipeline		40,000	50.00	50.00	82,984	2,527	80,457	10,326	4,333
CNPC Captive Insurance Co., Ltd. (ii)	PRC	Property loss insurance, liability insurance, credit insurance and deposit insurance; as well as the application of the above insurance reinsurance and insurance capital business		5,000	49.00	49.00	5,068	69	4,999	37	(1)

(i)	In June 2013, PetroChina United Pipelines Company Limited, in which the Group has a 50% equity interest, was established with an registered capital of 40,000 million.
(ii)	In December 2013, CNPC Captive Insurance Company Limited, in which the Group has a 49% equity interest, was established with an registered capital of 5,000 million.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2013 (All amounts in RMB millions unless otherwise stated)	FINANCIAL STATEMENTS

Investments in principal associates and jointly controlled entities are listed below:

	Investment cost	December 31, 2012	Addition	Reduction	Share of profit of investees under equity method	Share of capital reserve under equity method	Cash dividend declared	Currency translation differences	December 31, 2013
Dalian West Pacific Petrochemical Co., Ltd.	566	—	—	—	—	—	—	—	—
China Marine Bunker (PetroChina) Co., Ltd.	740	1,174	—	—	13	(2)	—	—	1,185
China Petroleum Finance Co., Ltd.	9,917	15,375	—	—	2,547	(203)	—	(84)	17,635
Arrow Energy Holdings Pty Ltd.	19,407	17,464	—	—	(1,956)	1,047	—	(2,877)	13,678
PetroChina United Pipelines Co., Ltd.	20,000	—	40,000	—	(2,527)	12	(1,950)	—	35,535
CNPC Captive Insurance Co., Ltd.	2,450	—	2,450	—	(1)	—	—	—	2,449

(b) Provision for impairment

	December 31, 2013	December 31, 2012
Associates and jointly controlled entities
PetroChina Shouqi Sales Company Limited	(60)	(60)
PetroChina Beiqi Sales Company Limited	(49)	(49)
Other	(79)	(79)

	(188)	(188)

FINANCIAL STATEMENTS	2013 ANNUAL REPORT

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2013 (All amounts in RMB millions unless otherwise stated)

(c) Subsidiaries

Principal subsidiaries of the Company:

	December 31, 2013		For the year ended December 31, 2013
	Total assets	Total liabilities	Revenue	Net profit / (loss)
Daqing Oilfield Company Limited	275,318	78,248	192,613	57,367
CNPC Exploration and Development Company Limited	154,405	47,455	63,260	12,655
PetroChina Hong Kong Limited	92,908	35,272	33,967	8,061
PetroChina International Investment Company Limited	96,755	72,546	13,835	(3,805)
PetroChina International Company Limited	153,204	119,587	918,728	2,434
PetroChina Northwest United Pipeline Company Limited	63,518	152	186	882

Investment in subsidiaries:

	Investment cost	December 31, 2012	Additional investment	Disposal or deduction of capital	Transferred to branch	December 31, 2013
Daqing Oilfield Company Limited	66,720	66,720	—	—	—	66,720
CNPC Exploration and Development Company Limited	23,778	23,778	—	—	—	23,778
PetroChina Hong Kong Limited	25,590	25,590	—	—	—	25,590
PetroChina International Investment Company Limited	31,314	31,314	—	—	—	31,314
PetroChina International Company Limited	14,857	14,857	—	—	—	14,857
PetroChina Northwest United Pipeline Company Limited	32,500	19,500	13,000	—	—	32,500
Other		65,603	2,194	(1,497)	(7)	66,293

Total		247,362	15,194	(1,497)	(7)	261,052

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2013 (All amounts in RMB millions unless otherwise stated)	FINANCIAL STATEMENTS

14 FIXED ASSETS

	December 31, 2012	Addition	Reduction	December 31, 2013
Cost
Buildings	164,233	18,963	(5,491)	177,705
Equipment and Machinery	735,346	99,735	(75,670)	759,411
Motor Vehicles	28,479	1,971	(2,707)	27,743
Other	15,991	2,383	(962)	17,412

Total	944,049	123,052	(84,830)	982,271

Accumulated depreciation
Buildings	(49,253)	(8,862)	1,740	(56,375)
Equipment and Machinery	(300,037)	(38,697)	26,906	(311,828)
Motor Vehicles	(14,804)	(2,227)	1,130	(15,901)
Other	(6,442)	(1,380)	433	(7,389)

Total	(370,536)	(51,166)	30,209	(391,493)

Fixed assets, net
Buildings	114,980			121,330
Equipment and Machinery	435,309			447,583
Motor Vehicles	13,675			11,842
Other	9,549			10,023

Total	573,513			590,778

Provision for impairment
Buildings	(3,567)	(32)	55	(3,544)
Equipment and Machinery	(24,319)	(3,799)	401	(27,717)
Motor Vehicles	(50)	(18)	1	(67)
Other	(98)	(8)	2	(104)

Total	(28,034)	(3,857)	459	(31,432)

Net book value
Buildings	111,413			117,786
Equipment and Machinery	410,990			419,866
Motor Vehicles	13,625			11,775
Other	9,451			9,919

Total	545,479			559,346

Depreciation provided on fixed assets for the year ended December 31, 2013 was RMB 46,668. Cost transferred from construction in progress to fixed assets was RMB 112,934.

As of December 31, 2013, the Group’s fixed assets under operating leases are mainly equipment and machinery, the net book value of which amounted to RMB 484.

As of December 31, 2013, fixed assets of a net book value of RMB 8 are pledged as collateral for the Group’s short-term borrowings of RMB 10 (Note 22).

FINANCIAL STATEMENTS	2013 ANNUAL REPORT

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2013 (All amounts in RMB millions unless otherwise stated)

15 OIL AND GAS PROPERTIES

	December 31, 2012	Addition	Reduction	December 31, 2013
Cost
Mineral interests in proved properties	19,063	4,379	(1,050)	22,392
Mineral interests in unproved properties	22,112	13,862	(2,598)	33,376
Wells and related facilities	1,289,038	162,766	(11,954)	1,439,850

Total	1,330,213	181,007	(15,602)	1,495,618

Accumulated depletion
Mineral interests in proved properties	(670)	(1,774)	15	(2,429)
Wells and related facilities	(583,564)	(102,591)	6,220	(679,935)

Total	(584,234)	(104,365)	6,235	(682,364)

Oil and gas properties, net
Mineral interests in proved properties	18,393			19,963
Mineral interests in unproved properties	22,112			33,376
Wells and related facilities	705,474			759,915

Total	745,979			813,254

Provision for impairment
Mineral interests in proved properties	—	—	—	—
Mineral interests in unproved properties	—	—	—	—
Wells and related facilities	(12,396)	—	225	(12,171)

Total	(12,396)	—	225	(12,171)

Net book value
Mineral interests in proved properties	18,393			19,963
Mineral interests in unproved properties	22,112			33,376
Wells and related facilities	693,078			747,744

Total	733,583			801,083

Depletion provided on oil and gas properties for the year ended December 31, 2013 was RMB 105,460.

As of December 31, 2013, the asset retirement obligations capitalised in the cost of oil and gas properties amounted to RMB 75,483. Related depletion charge for the year ended December 31, 2013 was RMB 6,172.

16 CONSTRUCTION MATERIALS

The Group’s construction materials mainly represent the actual cost of materials purchased for construction projects.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2013 (All amounts in RMB millions unless otherwise stated)	FINANCIAL STATEMENTS

17 CONSTRUCTION IN PROGRESS

Project Name	Budget	December 31, 2012	Addition	Transferred to fixed assets or oil and gas properties	Other Reduction	December 31, 2013	Proportion of construction compared to budget %	Capitalised interest expense	Including: capitalised interest expense for current year	Source of fund

Sichuan 10 million tons crude oil per year refinery project	16,313	12,698	2,398	(9)	—	15,087	93	215	215	Self & Loan

Yunnan 10 million tons crude oil per year refinery project	20,080	547	2,116	(1)	—	2,662	13	6	4	Self & Loan

PetroChina Sichuan project with an ethylene output of 0.8 million tons per year	18,658	15,846	1,803	(1,230)	—	16,419	96	237	237	Self & Loan

Third West-East Gas Pipeline (Khorgos-Zhongwei)	36,910	12,609	9,542	(6,933)	—	15,218	62	—	—	Self

Zhongwei-Guiyang connection pipeline project	19,294	2,340	3,782	(5,651)	—	471	84	6	76	Self & Loan

Other		239,134	272,307	(266,125)	(12,731)	232,585		4,467	3,344

		283,174	291,948	(279,949)	(12,731)	282,442		4,931	3,876

Less:
Provision for impairment		(115)				(117)

		283,059				282,325

For the year ended December 31, 2013, the capitalised interest expense amounted to RMB 3,876 (2012: RMB 4,778). The annual interest rates used to determine the capitalised amount in 2013 are 5.76%.

FINANCIAL STATEMENTS	2013 ANNUAL REPORT

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2013 (All amounts in RMB millions unless otherwise stated)

18 INTANGIBLE ASSETS

	December 31, 2012	Addition	Reduction	December 31, 2013
Cost
Land use rights	46,165	7,599	(524)	53,240
Patents	3,666	403	—	4,069
Other (i)	22,529	2,511	(258)	24,782

Total	72,360	10,513	(782)	82,091

Accumulated amortisation
Land use rights	(5,951)	(1,611)	31	(7,531)
Patents	(2,261)	(276)	—	(2,537)
Other	(7,029)	(1,773)	65	(8,737)

Total	(15,241)	(3,660)	96	(18,805)

Intangible assets, net
Land use rights	40,214			45,709
Patents	1,405			1,532
Other	15,500			16,045

Total	57,119			63,286

Provision for impairment	(693)	(4)	3	(694)

Net book value	56,426			62,592

(i)	Other intangible assets principally include non-proprietary technology and trademark use right etc.

Amortisation provided on intangible assets for the year ended December 31, 2013 was RMB 3,498.

Research and development expenditures for the year ended December 31, 2013 amounted to RMB 14,169 (2012: RMB 14,453), which have been recognised in profit or loss.

As of December 31, 2013, the land use rights of a net book value of RMB 23 are pledged as collateral for the Group’s short-borrowings valued RMB 3 (Note 22).

19 GOODWILL

Goodwill primarily relates to the acquisition of Singapore Petroleum Company and Petroineos Trading Limited, completed in 2009 and 2011 respectively. Goodwill should be subject to impairment assessment related to the cash-generating unit. The recoverable amount of all cash-generating units has been determined based on the higher of an asset’s fair value less costs to sell and the present value of the future cash flows expected to be derived from the asset. These calculations use pre-tax cash flow projections based on financial budgets approved by management. The discount rates used are pre-tax and reflect specific risks relating to the cash-generating unit. Based on the estimated recoverable amount, no impairment was identified.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2013 (All amounts in RMB millions unless otherwise stated)	FINANCIAL STATEMENTS

20 LONG-TERM PREPAID EXPENSES

	December 31, 2012	Addition	Reduction	December 31, 2013
Advance lease payments (i)	16,469	3,132	(2,346)	17,255
Other	7,882	3,223	(1,936)	9,169

Total	24,351	6,355	(4,282)	26,424

(i)	Advance lease payments are principally for use of land sub-leased from entities other than the PRC land authorities.

Amortisation provided on long-term prepaid expenses for the year ended December 31, 2013 was RMB 3,895.

21 PROVISION FOR ASSETS

	December 31,		Reduction		December 31,
	2012	Addition	Reversal	Write-off	2013
Bad debts provision	3,142	29	(80)	(52)	3,039
Including:
Bad debts provision for accounts receivable	585	8	(61)	(36)	496
Bad debts provision for other receivables	2,543	10	(19)	(8)	2,526
Bad debts provision for advances to suppliers	14	11	—	(8)	17
Provision for declines in the value of inventories	645	413	(53)	(374)	631
Provision for impairment of available-for-sale financial assets	375	7	—	(4)	378
Provision for impairment of long-term equity investments	188	—	—	—	188
Provision for impairment of fixed assets	28,034	3,857	—	(459)	31,432
Provision for impairment of oil and gas properties	12,396	—	—	(225)	12,171
Provision for impairment of construction in progress	115	5	—	(3)	117
Provision for impairment of intangible assets	693	4	—	(3)	694

Total	45,588	4,315	(133)	(1,120)	48,650

22 SHORT-TERM BORROWINGS

	December 31, 2013	December 31, 2012
Guarantee - RMB	—	130
Pledge - RMB	13	10
Impawn - RMB	230	—
Unsecured - RMB	35,153	97,058
Unsecured - USD	71,913	42,277
Unsecured - JPY	3,233	3,934
Unsecured - Other	352	—

	110,894	143,409

FINANCIAL STATEMENTS	2013 ANNUAL REPORT

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2013 (All amounts in RMB millions unless otherwise stated)

As of December 31, 2013, the above-mentioned pledged borrowings were secured by fixed assets of a net book value of RMB 8 and land use rights with a net book value of RMB 23 (December 31, 2012: fixed assets of a net book value of RMB 11) as collateral.

As of December 31, 2013, the above-mentioned impawned borrowings were impawned by notes receivable of a net book value of RMB 150 and stock equity of a net book value of RMB 15 as collateral.

The weighted average interest rate for short-term borrowings as of December 31, 2013 is 2.56% per annum (December 31, 2012: 3.73%).

23 NOTES PAYABLE

As of December 31, 2013 and 2012, notes payable mainly represented bank accepted notes. All notes are matured within one year.

24 ACCOUNTS PAYABLE

As of December 31, 2013, accounts payable included amounts payable to shareholders who hold 5% or more of the voting rights in the Company RMB 101,553 (December 31, 2012: RMB 78,161).

As of December 31, 2013, accounts payable aged over one year amounted to RMB 30,449 (December 31, 2012: RMB 26,940), and mainly comprised of payables to several suppliers and were not settled.

25 ADVANCES FROM CUSTOMERS

As of December 31, 2013, advances from customers included amount payable to shareholders who hold 5% or more of the voting rights in the Company RMB 675 (December 31, 2012: RMB 1,159).

26 EMPLOYEE COMPENSATION PAYABLE

	December 31, 2012	Addition	Reduction	December 31, 2013
Wages, salaries and allowances	1,473	77,094	(76,661)	1,906
Staff Welfare	—	8,199	(8,198)	1
Social security contributions	776	23,519	(23,525)	770
Including:
Medical insurance	535	6,278	(6,269)	544
Basic endowment insurance	123	12,035	(12,040)	118
Unemployment insurance	38	1,141	(1,147)	32
Work-related injury insurance	27	582	(584)	25
Maternity insurance	13	287	(287)	13
Housing provident funds	72	7,013	(7,014)	71
Labour union funds and employee education funds	1,771	2,910	(2,642)	2,039
Other	69	199	(219)	49

	4,161	118,934	(118,259)	4,836

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2013 (All amounts in RMB millions unless otherwise stated)	FINANCIAL STATEMENTS

As of December 31, 2013, employee benefits payable did not contain any balance in arrears.

27 TAXES PAYABLE

	December 31, 2013	December 31, 2012
Income tax payable	16,013	12,708
Consumption tax payable	10,405	9,846
Crude oil special gain levy payable	19,237	20,573
Other	24,063	28,918

	69,718	72,045

28 OTHER PAYABLES

As of December 31, 2013, other payables included amounts payable to shareholders who hold 5% or more of the voting rights in the Company RMB 1,255 (December 31, 2012: RMB 1,668).

As of December 31, 2013, other payables mainly comprised deposits and payments made on behalf, and other payables aged over one year amounted to RMB 8,802 (December 31, 2012: RMB 7,541).

29 PROVISIONS

	December 31, 2012	Addition	Reduction	December 31, 2013
Assets retirement obligations	83,928	11,419	(816)	94,531

Assets retirement obligations are related to oil and gas properties.

30 CURRENT PORTION OF NON-CURRENT LIABILITIES

	December 31, 2013	December 31, 2012
Long-term borrowings due within one year
Guarantee – RMB	18	36
Guarantee – USD	39	—
Guarantee – Other	19	23
Impawn – USD	2,134	—
Unsecured – RMB	46,632	6,048
Unsecured – USD	18,010	207
Unsecured – Other	21	24

	66,873	6,338
Debentures payable due within one year	15,000	1,500

	81,873	7,838

FINANCIAL STATEMENTS	2013 ANNUAL REPORT

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2013 (All amounts in RMB millions unless otherwise stated)

The above-mentioned guaranteed borrowings due within one year were mainly guaranteed by CNPC and its subsidiaries.

The above-mentioned impawned USD borrowings were secured as mentioned in Note 31.

The five largest long-term borrowings due within one year:

					December 31, 2013		December 31, 2012
	Starting date	Termination date	Currency	Rate	Foreign currency	RMB	Foreign currency	RMB
CNPC International Ltd.	April 15, 2013	May 15, 2014	USD	LIBOR plus 1.70%	1,878	11,450	—	—

China Petroleum Finance Co., Ltd.	April 22, 2011	March 21, 2014	RMB	4.55%	—	10,000	—	10,000

China Petroleum Finance Co., Ltd.	October 20, 2011	September 19, 2014	RMB	5.81%	—	10,000	—	10,000

China Petroleum Finance Co., Ltd.	October 20, 2011	September 19, 2014	RMB	5.81%	—	10,000	—	10,000

China Petroleum Finance Co., Ltd.	December 6, 2011	November 25, 2014	RMB	4.89%	—	10,000	—	10,000

					1,878	51,450	—	40,000

31 LONG-TERM BORROWINGS

	December 31, 2013	December 31, 2012
Guarantee – RMB	3,695	150
Guarantee – USD	245	9
Guarantee – Other	112	153
Impawn – RMB	179	—
Impawn – USD	5,182	3,708
Unsecured – RMB	230,843	193,145
Unsecured – USD	38,155	16,509
Unsecured – Other	170	204

	278,581	213,878
Less: Long-term borrowings due within one year (Note 30)	(66,873)	(6,338)

	211,708	207,540

The above-mentioned guaranteed borrowings were mainly guaranteed by CNPC and its subsidiaries.

The above-mentioned impawned RMB borrowings were impawned by stock equity of a net book value of RMB 108 million; the above-mentioned impawned USD borrowings were impawned by time deposit of USD 850 million.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2013 (All amounts in RMB millions unless otherwise stated)	FINANCIAL STATEMENTS

The maturities of long-term borrowings at the dates indicated are analysed as follows:

	December 31, 2013	December 31, 2012
Between one and two years	40,900	65,731
Between two and five years	120,445	76,947
After five years	50,363	64,862

	211,708	207,540

The weighted average interest rate for long-term borrowings as of December 31, 2013 is 4.37% (December 31, 2012: 4.56%).

The fair values of long-term borrowings amounted to RMB 267,435 (December 31, 2012: RMB 209,484). The fair values are based on discounted cash flows using applicable discount rates based upon the prevailing market rates as at balance sheet date of the Group’s availability of financial instruments (terms and characteristics similar to the above-mentioned borrowings).

The five largest long-term borrowings:

					December 31, 2013		December 31, 2012
	Starting date	Termination date	Currency	Rate	Foreign currency	RMB currency	Foreign	RMB

China Petroleum Finance Co., Ltd.	September 26, 2012	September 7, 2018	RMB	4.70%	—	20,000	—	6,000

China Petroleum Finance Co., Ltd.	December 24, 2013	December 24, 2016	RMB	4.92%	—	20,000	—	—

China Petroleum Finance Co., Ltd	February 28, 2013	February 20, 2018	RMB	4.53%	—	20,000	—	—

China Petroleum Finance Co., Ltd.	October 22, 2011	October 22, 2015	RMB	3.95%	—	10,000	—	10,000

China Petroleum Finance Co., Ltd.	October 22, 2011	October 22, 2015	RMB	4.16%	—	10,000	—	10,000

						80,000		26,000

FINANCIAL STATEMENTS	2013 ANNUAL REPORT

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2013 (All amounts in RMB millions unless otherwise stated)

32 DEBENTURES PAYABLE

Debentures’ Name	Issue date	Term of Debentures	Annual interest rate%	December 31, 2012	Addition	Reduction	December 31, 2013
2003 PetroChina Company Limited Corporate debentures	October 28, 2003	10 - year	4.11	1,500	—	(1,500)	—
2009 PetroChina Company Limited third tranche medium-term notes	May 26, 2009	5 - year	3.35	15,000	—	—	15,000
2010 PetroChina Company Limited first tranche medium-term notes	February 5, 2010	7 - year	4.60	11,000	—	—	11,000
2010 PetroChina Company Limited second tranche medium-term notes (i)	May 19, 2010	7 - year	3.97	20,000	—	—	20,000
2010 PetroChina Company Limited third tranche medium-term notes	May 19, 2010	5 - year	3.97	20,000	—	—	20,000
2012 PetroChina Company Limited Corporate Debentures first tranche - 5 years	November 22, 2012	5 - year	4.55	16,000	—	—	16,000
2012 PetroChina Company Limited Corporate Debentures first tranche - 10 years	November 22, 2012	10 - year	4.90	2,000	—	—	2,000
2012 PetroChina Company Limited Corporate Debentures first tranche - 15 years	November 22, 2012	15 - year	5.04	2,000	—	—	2,000
2013 PetroChina Company Limited Corporate Debentures first tranche - 5 years	March 15, 2013	5 - year	4.47	—	16,000	—	16,000
2013 PetroChina Company Limited Corporate Debentures first tranche - 10 years	March 15, 2013	10 - year	4.88	—	4,000	—	4,000
Other				234	—	(80)	154

				87,734	20,000	(1,580)	106,154

Less: Debentures Payable due within one year (Note 30)				(1,500)			(15,000)

				86,234			91,154

(i)	The second tranche medium-term notes has a term of 7 years, with an option to determine the interest rate for the issuer and a put option for the investors at the end of the fifth year.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2013 (All amounts in RMB millions unless otherwise stated)	FINANCIAL STATEMENTS

The above-mentioned debentures were issued at the par value, without premium or discount.

As of December 31, 2013, the above-mentioned debentures which were guaranteed by CNPC and its subsidiaries amounted to RMB 40,000 (December 31, 2012: RMB 21,500).

The fair values of the debentures amounted to RMB 101,280 (December 31, 2012: RMB 86,427). The fair values are based on discounted cash flows using an applicable discount rate based upon the prevailing market rates as at the balance sheet date of the Group’s availability of financial instruments (terms and characteristics similar to the above-mentioned borrowings).

33 DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and liabilities before offset are listed as below:

(a) Deferred tax assets

	December 31, 2013		December 31, 2012
	Deferred tax assets	Deductible temporary differences	Deferred tax assets	Deductible temporary differences
Provision for impairment of assets	8,016	36,282	5,972	26,473
Wages and welfare	804	3,688	765	3,521
Carry forward of losses	15,615	136,099	1,770	4,235
Other	16,930	69,577	14,178	58,614

	41,365	245,646	22,685	92,843

(b) Deferred tax liabilities

	December 31, 2013		December 31, 2012
	Deferred tax liabilities	Taxable temporary differences	Deferred tax liabilities	Taxable temporary differences

Depreciation and depletion of fixed assets and oil and gas properties	40,393	159,595	39,099	152,509
Other	4,833	29,971	4,352	26,452

	45,226	189,566	43,451	178,961

Deferred tax assets and liabilities after offset are listed as below:

	December 31, 2013	December 31, 2012
Deferred tax assets	11,226	1,443
Deferred tax liabilities	15,087	22,209

FINANCIAL STATEMENTS	2013 ANNUAL REPORT

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2013 (All amounts in RMB millions unless otherwise stated)

34 SHARE CAPITAL

	December 31, 2013	December 31, 2012
H shares	21,099	21,099
A shares	161,922	161,922

	183,021	183,021

The assets and liabilities injected by CNPC in 1999 had been valued by China Enterprise Appraisal Co., The net assets injected by CNPC had been exchanged for 160 billion state-owned shares of the Company with a par value of RMB 1.00 yuan per share. The excess of the value of the net assets injected over the par value of the state-owned shares had been recorded as capital surplus.

Pursuant to the approval of CSRC, on April 7, 2000, the Company issued 17,582,418,000 foreign capital stock with a par value of RMB 1.00 yuan per share, in which 1,758,242,000 shares were converted from the prior state-owned shares of the Company owned by CNPC.

The above-mentioned foreign capital stock represented by 13,447,897,000 H shares and 41,345,210 ADS (each representing 100 H shares), were listed on the Stock Exchange of Hong Kong Limited and the New York Stock Exchange Inc. on April 7, 2000 and April 6, 2000, respectively.

The Company issued an additional 3,196,801,818 new H shares with a par value of RMB 1.00 yuan per share on September 1, 2005. CNPC also converted 319,680,182 state-owned shares it held into H shares and sold them concurrently with PetroChina’s issuance of new H shares.

The Company issued 4,000,000,000 A shares with a par value of RMB 1.00 yuan per share on October 31, 2007. The A shares were listed on the Shanghai Stock Exchange on November 5, 2007.

Following the issuance of the A shares, all the existing state-owned shares issued before November 5, 2007 held by CNPC have been registered with the China Securities Depository and Clearing Corporation Limited as A shares.

35 CAPITAL SURPLUS

	December 31, 2012	Addition	Reduction	December 31, 2013
Capital premium	73,201	—	(20)	73,181
Other capital surplus
Capital surplus under the old CAS	40,955	—	—	40,955
Changes in fair values of available-for-sale financial assets	136	37	—	173
Other	1,586	1	(220)	1,367

	115,878	38	(240)	115,676

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2013 (All amounts in RMB millions unless otherwise stated)	FINANCIAL STATEMENTS

36 SURPLUS RESERVES

	December 31, 2012	Addition	Reduction	December 31, 2013
Statutory Surplus Reserves	161,583	13,436	(8)	175,011
Discretionary Surplus Reserves	40	—	—	40

	161,623	13,436	(8)	175,051

Pursuant to the Company Law of PRC, the Company’s Articles of Association and the resolution of Board of Directors, the Company is required to transfer 10% of its net profit to a Statutory Surplus Reserves. Appropriation to the Statutory Surplus Reserves may be ceased when the fund aggregates to 50% of the Company’s registered capital. The Statutory Surplus Reserves may be used to make good previous years’ losses or to increase the capital of the Company upon approval.

The Discretionary Surplus Reserves is approved by a resolution of shareholders’ general meeting after Board of Directors’ proposal. The Company may convert its Discretionary Surplus Reserves to make good previous years’ losses or to increase the capital of the Company upon approval. The Company has not extracted Discretionary Surplus Reserves for the year ended December 31, 2013 (2012: None).

37 UNDISTRIBUTED PROFITS

For the year ended December 31, 2013
Undistributed profits at beginning of the period	598,686
Add: Net profit attributable to equity holders of the Company	129,577
Special reserve - Safety Fund	2,779
Less: Appropriation to statutory surplus reserves	(13,436)
Ordinary share dividends payable	(53,470)

Undistributed profits at end of the period	664,136

At the meeting on March 20, 2014, the Board of Directors proposed final dividends attributable to equity holders of the Company in respect of 2013 of RMB 0.15755 yuan per share, amounting to a total of RMB 28,835, according to the issued 183,021 million shares. These consolidated financial statements do not reflect this dividend payable as the final dividends were proposed after the balance sheet date and have not been approved by shareholders in the Annual General Meeting.

FINANCIAL STATEMENTS	2013 ANNUAL REPORT

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2013 (All amounts in RMB millions unless otherwise stated)

38 MINORITY INTERESTS

Minority interests attributable to minority shareholders of subsidiaries

	December 31, 2013	December 31, 2012
CNPC Exploration and Development Company Limited	49,363	47,109
PetroKazakhstan Inc.	3,288	3,354
KunLun Energy Company Limited	15,943	14,047
PetroChina Northwest United Pipeline Company Limited	30,416	17,991
Other	38,048	34,118

	137,058	116,619

39 OPERATING INCOME AND COST OF SALES

	Group
	2013	2012
Income from principal operations (a)	2,214,646	2,154,406
Income from other operations (b)	43,478	40,890

	2,258,124	2,195,296

	Group
	2013	2012
Cost of sales from principal operations (a)	1,658,363	1,593,965
Cost of sales from other operations (b)	43,477	40,854

	1,701,840	1,634,819

Income from the Group’s five largest customers for the year ended December 31, 2013 was RMB 248,135, representing 11% of the Group’s total operating income.

	Company
	2013	2012
Income from principal operations (a)	1,330,423	1,307,980
Income from other operations (b)	31,866	29,177

	1,362,289	1,337,157

	Company
	2013	2012
Cost of sales from principal operations (a)	972,604	971,095
Cost of sales from other operations (b)	32,131	29,122

	1,004,735	1,000,217

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2013 (All amounts in RMB millions unless otherwise stated)	FINANCIAL STATEMENTS

Income from the Company’s five largest customers for the year ended December 31, 2013 was RMB 160,602, representing 12% of the Company’s total operating income.

(a) Income and cost of sales from principal operations

	Group
	2013		2012
	Income	Cost	Income	Cost
Exploration and Production	766,193	414,293	771,717	387,909
Refining and Chemicals	864,463	726,263	876,122	765,078
Marketing	1,934,240	1,873,445	1,879,960	1,813,793
Natural gas and Pipeline	228,894	223,718	199,081	199,060
Head Office and Other	485	240	550	341
Intersegment elimination	(1,579,629)	(1,579,596)	(1,573,024)	(1,572,216)

Total	2,214,646	1,658,363	2,154,406	1,593,965

	Company
	2013		2012
	Income	Cost	Income	Cost
Exploration and Production	596,022	415,217	598,814	405,358
Refining and Chemicals	862,511	724,573	878,600	767,770
Marketing	889,555	844,216	902,426	853,142
Natural gas and Pipeline	174,258	179,002	138,983	152,318
Head Office and Other	236	174	293	276
Intersegment elimination	(1,192,159)	(1,190,578)	(1,211,136)	(1,207,769)

Total	1,330,423	972,604	1,307,980	971,095

(b) Income and cost of sales from other operations

	Group
	2013		2012
	Income	Cost	Income	Cost
Sale of materials	8,719	8,532	10,233	9,867
Other	34,759	34,945	30,657	30,987

Total	43,478	43,477	40,890	40,854

	Company
	2013		2012
	Income	Cost	Income	Cost
Sale of materials	5,799	5,359	6,582	6,168
Other	26,067	26,772	22,595	22,954

Total	31,866	32,131	29,177	29,122

FINANCIAL STATEMENTS	2013 ANNUAL REPORT

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2013 (All amounts in RMB millions unless otherwise stated)

40 TAX AND LEVIES ON OPERATIONS

	2013	2012
Business tax	999	1,682
City maintenance and construction tax	13,438	13,349
Educational surcharge	9,176	9,186
Consumption tax	99,800	101,416
Resource tax	28,409	28,079
Crude oil special gain levy	72,726	79,119
Other	14,115	13,247

	238,663	246,078

41 SELLING EXPENSES

	2013	2012
Employee compensation costs	19,280	17,738
Depreciation, depletion and amortisation	6,859	6,346
Transportation expense	14,949	13,871
Lease, packing, warehouse storage expenses	6,821	6,084
Other	12,127	10,993

	60,036	55,032

42 GENERAL AND ADMINISTRATIVE EXPENSES

	2013	2012
Employee compensation cost	29,653	25,193
Depreciation, depletion and amortisation	7,567	6,155
Repair expense	11,646	10,533
Lease, packing, warehouse storage expenses	4,927	4,792
Safety fund	7,165	6,745
Other taxes	8,125	7,629
Technology service expense	2,611	2,549
Other	18,870	20,340

	90,564	83,936

43 FINANCE EXPENSES

	2013	2012
Interest expense	23,081	18,164
Less: Interest income	(2,222)	(2,063)
Exchange losses	4,105	3,208
Less: Exchange gains	(4,157)	(3,339)
Other	1,090	854

	21,897	16,824

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2013 (All amounts in RMB millions unless otherwise stated)	FINANCIAL STATEMENTS

44 ASSET IMPAIRMENT LOSSES

	2013	2012
Impairment losses for bad debts provision	(51)	(30)
Impairment losses for declines in the value of inventories	360	543
Impairment losses for available-for-sale financial assets	7	5
Impairment losses for fixed assets and oil and gas properties	3,857	1,439
Impairment losses for intangible assets	4	—
Impairment losses for construction in progress	5	2
Impairment losses for long-term equity investments	—	4

	4,182	1,963

45 INVESTMENT INCOME

	Group
	2013	2012
Gain on available-for-sale financial assets	363	384
Share of profit of associates and jointly controlled entities	10,228	8,262
Gain on disposal of associates and jointly controlled entities	11	3
Gain / (loss) on disposal of subsidiaries	25	(6)
Other	142	144

	10,769	8,787

The investment income from the top 5 long-term equity investments accounted for using the equity method which accounted for the highest proportion of the Group’s profit before taxation was RMB 10,335 (2012: RMB 8,950).

	Company
	2013	2012
Gain on available-for-sale financial assets	316	32
Share of profit of associates and jointly controlled entities	254	2,636
Dividends declared by subsidiaries	58,093	66,569
Loss on disposal of associates and jointly controlled entities	(4)	(2)
Gain on disposal of subsidiaries	3,998	102
Other	15	17

	62,672	69,354

The investment income from the top 5 long-term equity investments accounted for using the equity method which accounted for the highest proportion of the Company’s profit before taxation was RMB 2,693 (2012: RMB 2,532).

FINANCIAL STATEMENTS	2013 ANNUAL REPORT

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2013 (All amounts in RMB millions unless otherwise stated)

46 NON-OPERATING INCOME AND EXPENSES

(a) Non-operating income

	2013	2012	Amounts included in non-recurring Profit/Loss Items of 2013
Gains on disposal of fixed assets and oil and gas properties	289	368	289
Government grants (i)	10,347	9,406	2,908
Gain on disposal of certain pipeline net assets and operations (ii)	24,822	—	24,822
Other	3,277	1,804	3,277

	38,735	11,578	31,296

(i)	Comprise proportionate refund of import value-added tax relating to the import of natural gas (including liquefied natural gas) provided by the PRC government.
(ii)	In June 2013, the Company entered into a contract with two other parties to establish a jointly controlled entity named PetroChina United Pipelines Co., Ltd. (the “JV” Company). The Company contributed certain pipeline net assets and operations to the JV Company and holds 50% equity interest in the JV Company. The other parties contributed cash totalling RMB 60 billion and together hold the remaining 50% equity interest in the JV Company. The gain represents the gain realised on the contribution of the abovementioned pipeline net assets and operations into the jointly controlled entity to the extent that have been sold to the other parties.

(b) Non-operating expenses

	2013	2012	Amounts included in non-recurring Profit/Loss Items of 2013
Loss on disposal of fixed assets and oil and gas properties	3,832	3,855	3,832
Fines	948	262	948
Donation	357	263	357
Extraordinary loss	1,105	902	1,105
Other	6,188	4,917	6,188

	12,430	10,199	12,430

47 TAXATION

	2013	2012
Income taxes	52,112	35,916
Deferred taxes	(16,325)	276

	35,787	36,192

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2013 (All amounts in RMB millions unless otherwise stated)	FINANCIAL STATEMENTS

The tax on the Group’s profit before taxation differs from the theoretical amount that would arise using the corporate income tax rate in the PRC applicable to the Group as follows:

	2013	2012
Profit before taxation	178,016	166,810

Tax calculated at a tax rate of 25%	44,504	41,703
Prior year tax return adjustment	1,005	92
Effect of income taxes from international operations in excess of taxes at the PRC statutory tax rate	2,361	3,106
Effect of preferential tax rate	(15,687)	(8,461)
Tax effect of income not subject to tax	(3,743)	(4,035)
Tax effect of expenses not deductible for tax purposes	7,347	3,787

Taxation	35,787	36,192

48 EARNINGS PER SHARE

Basic and diluted earnings per share for the year ended December 31, 2013 and 2012 have been computed by dividing profit attributable to owners of the Company by the 183,021 million shares issued and outstanding during the period.

There are no potential dilutive ordinary shares, and the diluted earnings per share are equal to the basic earnings per share.

49 OTHER COMPREHENSIVE (LOSS) / INCOME

	The Group
	2013	2012
Fair value gain / (loss) from available-for-sale financial assets, net of tax	45	(18)
Share of the other comprehensive (loss) / income of associates and jointly controlled entities accounted for using the equity method	(218)	127

Sub-total	(173)	109

Currency translation differences	(11,432)	(151)

Other comprehensive (loss) / income	(11,605)	(42)

FINANCIAL STATEMENTS	2013 ANNUAL REPORT

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2013 (All amounts in RMB millions unless otherwise stated)

50 NOTES TO CONSOLIDATED AND COMPANY CASH FLOWS

(a) Reconciliation from the net profit to the cash flows operating activities

	Group		Company
	2013	2012	2013	2012
Net profit	142,229	130,618	134,356	103,429
Add: Impairment of asset, net	4,182	1,963	4,036	1,218
Depreciation and depletion of fixed assets and oil and gas properties	152,128	144,122	103,940	98,684
Amortisation of intangible assets	3,498	3,049	3,054	2,478
Amortisation of long-term prepaid expenses	3,895	3,364	3,347	2,888
Loss on disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	3,549	3,483	2,754	2,997
Capitalised exploratory costs charged to expense	12,036	11,917	9,697	10,499
Safety fund reserve	4,898	3,895	4,248	3,191
Finance expense	20,859	16,101	22,000	17,879
Investment income	(10,769)	(8,787)	(62,672)	(69,354)
(Decrease) / increase in deferred taxation	(16,325)	276	(13,575)	468
Increase in inventories	(13,887)	(32,586)	(8,094)	(22,803)
Gain on disposal of certain pipeline net assets and operations	(24,822)	—	(29,644)	—
Increase in operating receivables	(13,621)	(14,326)	(11,906)	(33,551)
Increase / (decrease) in operating payables	20,679	(23,801)	22,322	(24,124)

Net cash flows from operating activities	288,529	239,288	183,863	93,899

(b) Net increase / (decrease) in cash and cash equivalents

	Group		Company
	2013	2012	2013	2012
Cash at end of the period	51,407	43,395	27,484	11,574
Less: Cash at beginning of the period	(43,395)	(61,172)	(11,574)	(38,794)
Add: Cash equivalents at end of the period	—	—	—	—
Less: Cash equivalents at beginning of the period	—	—	—	—

Increase / (decrease) in cash and cash equivalents	8,012	(17,777)	15,910	(27,220)

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2013 (All amounts in RMB millions unless otherwise stated)	FINANCIAL STATEMENTS

(c) Cash and cash equivalents

	Group		Company
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Cash at bank and on hand	57,250	49,953	27,484	11,574
Less: Time deposits with maturities over 3 months	(5,843)	(6,558)	—	—

Cash and cash equivalents at end of the period	51,407	43,395	27,484	11,574

51 SEGMENT REPORTING

The Group is principally engaged in a broad range of petroleum related products, services and activities. The Group’s operating segments comprise: Exploration and Production, Refining and Chemicals, Marketing, and Natural Gas and Pipeline. On the basis of these operating segments, the management of the Company assesses the segmental operating results and allocates resources. Sales between operating segments are conducted principally at market prices. Additionally, the Group has presented geographical information based on entities located in regions with similar risk profile.

The Exploration and Production segment is engaged in the exploration, development, production and marketing of crude oil and natural gas.

The Refining and Chemicals segment is engaged in the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, and derivative petrochemical products and other chemical products.

The Marketing segment is engaged in the marketing of refined products and trading business.

The Natural Gas and Pipeline segment is engaged in the transmission of natural gas, crude oil and refined products and the sale of natural gas.

The Head Office and Other segment relates to cash management and financing activities, the corporate center, research and development, and other business services supporting the operating business segments of the Group.

The accounting policies of the operating segments are the same as those described in Note 4 - “Principal Accounting Policies and Accounting Estimates”.

FINANCIAL STATEMENTS	2013 ANNUAL REPORT

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2013 (All amounts in RMB millions unless otherwise stated)

(1) Operating segments

(a) Segment information as of and for the year ended December 31, 2013 is as follows:

	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
Revenue	783,694	871,815	1,946,806	232,751	2,687	3,837,753
Less: Intersegment revenue	(618,851)	(681,687)	(263,100)	(15,360)	(631)	(1,579,629)

Revenue from external customers	164,843	190,128	1,683,706	217,391	2,056	2,258,124

Segment expenses (i)	(446,216)	(296,427)	(1,271,800)	(60,846)	(15,814)	(2,091,103)

Segment result	192,923	(16,752)	8,757	(4,505)	(13,402)	167,021

Unallocated expenses						(15,310)

Operating profit						151,711

Segment assets	1,209,075	367,704	382,664	476,521	1,529,657	3,965,621
Other assets						11,226
Elimination of intersegment balances (ii)						(1,634,843)

Total assets						2,342,004

Segment liabilities	487,745	151,415	191,534	174,808	661,173	1,666,675
Other liabilities						84,805
Elimination of intersegment balances (ii)						(679,384)

Total liabilities						1,072,096

Depreciation, depletion and amortisation	(115,556)	(18,650)	(11,271)	(11,804)	(2,240)	(159,521)
Asset impairment losses	(25)	4,016	158	33	—	4,182
Capital expenditure	226,376	26,671	7,101	57,439	1,109	318,696

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2013 (All amounts in RMB millions unless otherwise stated)	FINANCIAL STATEMENTS

(b) Segment information as of and for the year ended December 31, 2012 is as follows:

	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
Revenue	789,818	883,218	1,890,558	202,196	2,530	3,768,320
Less: Intersegment revenue	(623,166)	(702,275)	(225,618)	(21,562)	(403)	(1,573,024)

Revenue from external customers	166,652	180,943	1,664,940	180,634	2,127	2,195,296

Segment expenses (i)	(385,945)	(342,502)	(1,188,615)	(88,850)	(13,953)	(2,019,865)

Segment result	219,326	(40,379)	17,329	(9,331)	(11,514)	175,431

Unallocated expenses						(10,000)

Operating profit						165,431

Segment assets	1,176,840	386,440	382,300	447,592	1,566,725	3,959,897
Other assets						1,443
Elimination of intersegment balances (ii)						(1,792,503)

Total assets						2,168,837

Segment liabilities	445,919	141,889	203,179	195,385	717,104	1,703,476
Other liabilities						94,254
Elimination of intersegment balances (ii)						(809,659)

Total liabilities						988,071

Depreciation, depletion and amortisation	103,378	16,315	10,004	19,503	1,335	150,535
Asset impairment losses	451	1,166	340	7	(1)	1,963
Capital expenditure	227,211	36,009	14,928	72,939	1,429	352,516

(i)	Segment expenses include operating costs, tax and levies on operations, and selling, general and administrative expenses.
(ii)	Elimination of intersegment balances represents elimination of intersegment accounts and investments.

(2) Geographical information

Revenue from external customers	2013	2012
Mainland China	1,503,897	1,492,636
Other	754,227	702,660

	2,258,124	2,195,296

Non-current assets (i)	December 31, 2013	December 31, 2012
Mainland China	1,677,452	1,580,177
Other	220,770	188,948

	1,898,222	1,769,125

(i)	Non-current assets mainly include non-current assets other than financial instruments and deferred tax assets.

FINANCIAL STATEMENTS	2013 ANNUAL REPORT

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2013 (All amounts in RMB millions unless otherwise stated)

52 FINANCIAL RISK MANAGEMENT

(1) Financial risk

The Group’s activities expose it to a variety of financial risks, including market risk, credit risk and liquidity risk.

(a) Market risk

Market risk is the possibility that changes in foreign exchange rates, interest rates and the prices of crude oil and gas products will adversely affect the value of assets, liabilities and expected future cash flows.

(i) Foreign exchange risk

The Group conducts its domestic business primarily in RMB, but maintains a portion of its assets in other currencies to pay for imported crude oil, natural gas, imported equipment and other materials and to meet foreign currency financial liabilities. The Group is exposed to currency risks arising from fluctuations in various foreign currency exchange rates against the RMB. The RMB is not a freely convertible currency and is regulated by the PRC government. Limitations on foreign exchange transactions imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates.

Additionally, the Group operates internationally and foreign exchange risk arises from future acquisitions and commercial transactions, recognised assets and liabilities and net investments in foreign operations. Certain entities in the Group might use currency derivatives to manage such foreign exchange risk.

(ii) Interest rate risk

The Group has no significant interest rate risk on interest-bearing assets. The Group’s exposure to interest rate risk arises from its borrowings. The Group’s borrowings at floating rates expose the Group to cash flow interest rate risk and its borrowings at fixed rates expose the Group to fair value interest rate risk. However, the exposure to interest rate risk is not material to the Group. A detailed analysis of the Group’s borrowings, together with their respective interest rates and maturity dates, is included in Note 31.

(iii) Price risk

The Group is engaged in a wide range of oil and gas products-related activities. Prices of oil and gas products are affected by a wide range of global and domestic factors which are beyond the control of the Group. The fluctuations in such prices may have favourable or unfavourable impacts on the Group. The Group did not enter into any material hedging of its price risk during the year.

(b) Credit risk

Credit risk arises from cash at bank and on hand and credit exposure to customers with outstanding receivable balances.

A substantial portion of the Group’s cash at bank and on hand are placed with the major state-owned banks and financial institutions in China and management believes that the credit risk is low.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2013 (All amounts in RMB millions unless otherwise stated)	FINANCIAL STATEMENTS

The Group performs ongoing assessment of the credit quality of its customers and sets appropriate credit limits taking into account the financial position and past history of defaults of customers. The Group’s accounts receivable balances over 3 years have been substantially provided for and accounts receivable balances within one year are generally neither past due nor impaired. The aging analysis of account receivables and related provision for bad debts are included in Note 9. The Group’s accounts receivable balances that are neither past due nor impaired are with customers with no recent history of default.

The carrying amounts of cash at bank and on hand, accounts receivable, other receivables and notes receivable included in the consolidated balance sheet represent the Group’s maximum exposure to credit risk. No other financial assets carry a significant exposure to credit risk.

The Group has no significant concentration of credit risk.

(c) Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting obligations associated with financial liabilities.

In managing its liquidity risk, the Group has access to funding at market rates through equity and debt markets, including using undrawn committed borrowing facilities to meet foreseeable borrowing requirements.

Given the low level of gearing and continued access to funding, the Group believes that its liquidity risk is not material.

Analysis of the Group’s long-term borrowings based on the remaining period at the balance sheet date to the contractual maturity dates are presented in Note 31.

(2) Capital management

The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern, optimise returns for equity holders and to minimise its cost of capital. In meeting its objectives of managing capital, the Group may issue new shares, adjust its debt levels or the mix between short-term and long-term borrowings.

The Group monitors capital on the basis of the gearing ratio which is calculated as interest-bearing borrowings/ (interest-bearing borrowings + total equity). The gearing ratio at December 31, 2013 is 28.1% (December 31, 2012: 27.4%) .

(3) Fair value estimation

The methods and assumptions applied in determining the fair value of each class of financial assets and financial liabilities of the Group at December 31, 2013 and 2012 are disclosed in the respective accounting policies.

The carrying amounts of the following financial assets and financial liabilities approximate their fair value as all of them are short-term in nature: cash at bank and on hand, accounts receivable, other receivables, accounts payable, other payables and short-term borrowings. The fair values of fixed rate long-term borrowings are likely to be different from their respective carrying amounts. Analysis of the fair values and carrying amounts of long-term borrowings are presented in Note 31.

FINANCIAL STATEMENTS	2013 ANNUAL REPORT

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2013 (All amounts in RMB millions unless otherwise stated)

53 RELATED PARTIES AND RELATED PARTY TRANSACTIONS

(1) Parent Company

(a) General information of parent company

CNPC, the immediate parent of the Company, is a state-controlled enterprise directly controlled by the PRC government. The PRC government is the Company’s ultimate controlling party.

	Type of Legal Entity	Place of incorporation	Legal representative	Principal activities
China National Petroleum Corporation	State-owned and state-controlled enterprises	PRC	Zhou Jiping

Oil and gas exploration and development, refining and petrochemical, oil product marketing, oil and gas storage and transportation, oil trading, engineering and technical services and petroleum equipment manufacturing etc.

(b) Equity interest and voting rights of parent company

	December 31, 2013		December 31, 2012
	Equity interest %	Voting rights %	Equity interest %	Voting rights %
China National Petroleum Corporation	86.51	86.51	86.51	86.51

(2) Subsidiaries

Details about subsidiaries and related information are disclosed in Note 6(1).

(3) Nature of Related Parties that are not controlled by the Company

Names of related parties	Relationship with the Company
Dalian West Pacific Petrochemical Co., Ltd	Associate
China Marine Bunker (PetroChina) Co., Ltd	Jointly controlled entity
Arrow Energy Holdings Pty Ltd.	Jointly controlled entity
PetroChina United Pipelines Company Limited	Jointly controlled entity
CNPC Bohai Drilling Engineering Co., Ltd	Fellow subsidiary of CNPC
CNPC Oriental Geophysical Exploration Co., Ltd	Fellow subsidiary of CNPC
CNPC Chuanqing Drilling Engineering Co., Ltd	Fellow subsidiary of CNPC
Daqing Petroleum Administrative Bureau	Fellow subsidiary of CNPC
Liaohe Petroleum Exploration Bureau	Fellow subsidiary of CNPC
China Petroleum Pipeline Bureau	Fellow subsidiary of CNPC
CNPC Transportation Co., Ltd	Fellow subsidiary of CNPC
CNPC Material Company	Fellow subsidiary of CNPC
China Petroleum Finance Co., Ltd (the “CP Finance”)	Fellow subsidiary of CNPC
China National Oil and Gas Exploration and Development Corporation	Fellow subsidiary of CNPC
China National United Oil Corporation	Fellow subsidiary of CNPC

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2013 (All amounts in RMB millions unless otherwise stated)	FINANCIAL STATEMENTS

(4) Summary of Significant Related Party transactions

(a) Related party transactions with CNPC and its subsidiaries:

On August 25, 2011, on the basis of Comprehensive Products and Services Agreement amended in 2008, the Company and CNPC entered into a new Comprehensive Products and Services Agreement (“the Comprehensive Products and Services Agreement”) for a period of three years which took effect on January 1, 2012. The Comprehensive Products and Services Agreement provides for a range of products and services which may be required and requested by either party. The products and services to be provided by the CNPC and its subsidiaries to the Group under the Comprehensive Products and Services Agreement include construction and technical services, production services, supply of material services, social services, ancillary services and financial services. The products and services required and requested by either party are provided in accordance with (1) government-prescribed prices; or (2) where there is no government-prescribed price, with reference to relevant market prices; or (3) where neither (1) nor (2) is applicable, the actual cost incurred or the agreed contractual price.

On August 25, 2011, based on the Land Use Rights Leasing Contract signed in 2000, the Company and CNPC entered into a Supplemental Land Use Rights Leasing Contract which took effect on January 1, 2012. The Supplemental Land Use Rights Leasing Contract provides for the lease of land covering an aggregate area of approximately 1,783 million square meters located throughout the PRC at a maximum annual fee (exclusive of tax and government charges) of RMB 3,892. The Supplemental Land Use Rights Leasing Contract will expire at the same time as the Land Use Rights Leasing Contract. The area and total fee payable for the lease of all such property may, after three years, be adjusted with the Company’s operating needs and by reference to market price.

On August 25, 2011, based on the Buildings Leasing Contract and Supplemental Building Leasing Agreement, the Company and CNPC entered into a Revised Buildings Leasing Contract which took effective thereafter. Under this contract, buildings covering an aggregate area of 734,316 square meters were leased at an average annual fee of RMB 1,049 yuan per square meter. The Revised Building Leasing Contract will expire at the same time as the Building Leasing Agreement. The area and total fee payable for the lease of all such property may, after three years, be adjusted with the Company’s operating needs and by reference to market price which the adjusted prices will not exceed.

FINANCIAL STATEMENTS	2013 ANNUAL REPORT

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2013 (All amounts in RMB millions unless otherwise stated)

	Notes	2013	2012
Sales of goods and services rendered to CNPC and its subsidiaries	(1)	80,757	69,729
Purchase of goods and services from CNPC and its subsidiaries:
Fees paid for construction and technical services	(2)	175,357	166,110
Fees for production services	(3)	149,005	142,235
Social services charges	(4)	3,185	3,303
Ancillary services charges	(5)	4,369	4,488
Material supply services	(6)	20,739	21,671
Financial services
Interest income	(7)	429	503
Interest expense	(8)	16,425	13,046
Other financial service expense	(9)	1,213	952
Rents and other payments made under financial leasing	(10)	193	—
Rental paid to CNPC	(11)	3,188	3,269
Purchases of assets from CNPC and its subsidiaries	(12)	1,228	1,009

Notes:

(1)	Primarily crude oil, natural gas, refined products, chemical products and the supply of water, electricity, gas, heat, measurement, quality inspection, etc.
(2)	Construction and technical services comprise geophysical survey, drilling, well cementing, logging, well testing, oil testing, oilfield construction, refineries and chemical plants construction, engineering design and supervision, repair of equipment, etc.
(3)	Production services comprise the repair of machinery and equipments, supply of water, electricity and gas, provision of services such as communications, transportation, fire fighting, asset leasing, environmental protection and sanitation, maintenance of roads, manufacture of replacement parts and machinery, etc.
(4)	Social services comprise mainly security service, education, hospitals, preschool, etc.
(5)	Ancillary services comprise mainly property management and provision of training centres, guesthouses, canteens, public shower rooms, etc.
(6)	Material supply services comprise mainly purchase of materials, quality control, storage of materials and delivery of materials, etc.
(7)	The bank deposits in CNPC and fellow CNPC subsidiaries as of December 31, 2013 were RMB 16,839 (December 31, 2012: RMB 4,394).
(8)	The loans from CNPC and fellow CNPC subsidiaries including short-term borrowings, long-term borrowings due within one year and long-term borrowings as of December 31, 2013 were RMB 327,478 (December 31, 2012: RMB 273,086).
(9)	Other financial service expense primarily refers to expense of insurance and other services.
(10)	Rents and other payments made under financial leasing represent the payable by the Group (including all rents, leasing service fees and prices for exercising purchase options) for the period according to the financial leasing agreements entered into by the Group and CNPC and its fellow subsidiaries.
(11)	Rental was paid for the operating lease of land and buildings at the prices prescribed in the Building and Land Use Rights leasing contract with CNPC.
(12)	Purchases of assets principally represent the purchases of manufacturing equipment, office equipment and transportation equipment.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2013 (All amounts in RMB millions unless otherwise stated)	FINANCIAL STATEMENTS

(b) Related party transactions with associates and jointly controlled entities:

The transactions between the Group and its associates and jointly controlled entities are conducted at government-prescribed prices or market prices.

	2013	2012
(a) Sales of goods
- Crude Oil	3,715	7,281
- Refined products	39,969	27,323
- Chemical products	531	598
- Natural Gas	—	521
(b) Sales of services	51	77
(c) Purchases of goods	43,585	27,158
(d) Purchases of services	775	783

(5) Commissioned loans

The Company and its subsidiaries commissioned CP Finance and other financial institutions to provide loans to each other, charging interest in accordance with the prevailing interest rates. Loans between the Company and its subsidiaries have been eliminated in the consolidated financial statements. As of December 31, 2013, the eliminated commissioned loans totalled RMB 99,238, including short-term loans of RMB 83,667, loans due within one year of RMB 1,514 and long-term loans of RMB14,057.

(6) Guarantees

CNPC and its subsidiaries provided guarantees of part of loans and debentures for the Group, see Note 30, Note 31 and Note 32.

(7) Receivables and payables with related parties

(a) Receivables from related parties

	December 31, 2013	December 31, 2012
CNPC and its subsidiaries
Accounts receivable	5,685	16,301
Other receivables	2,366	1,772
Advances to suppliers	2,641	2,323
Other non-current assets	15,049	14,826

Associates and jointly controlled entities
Accounts receivable	2,277	586
Other receivables	3	6
Advances to suppliers	523	12
Other non-current assets	4,018	8,411

FINANCIAL STATEMENTS	2013 ANNUAL REPORT

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2013 (All amounts in RMB millions unless otherwise stated)

As of December 31, 2013, the provisions for bad debts of the receivables from related parties amounted to RMB 18 (December 31, 2012: RMB 21).

As of December 31, 2013, the receivables from related parties represented 24% (December 31, 2012: 36%) of total receivables.

(b) Payables to related parties

	December 31, 2013	December 31, 2012
CNPC and its subsidiaries
Accounts payable	101,553	78,161
Other payables	1,255	1,668
Advances from customers	675	1,159
Notes payable	7	45
Other non-current liabilities	3,000	2000

Associates and jointly controlled entities
Accounts payable	1,544	1,740
Other payables	107	99
Advances from customers	271	63

As of December 31, 2013, the payables to related parties represented 28% (December 31, 2012: 25%) of total payables.

(8) Key management personnel compensation

	2013 RMB’000	2012 RMB’000
Key management personnel compensation	15,499	15,063

Note:	Emoluments set out above for the year ended December 31, 2013 exclude RMB 9.07 paid to key management of the Company for the year of 2010, 2011 and 2012 of the deferred merit pay in accordance with relevant requirements by the PRC government (2012: RMB 0.50) .

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2013 (All amounts in RMB millions unless otherwise stated)	FINANCIAL STATEMENTS

54 CONTINGENT LIABILITIES

(1) Bank and other guarantees

At December 31, 2013 and 2012, the Group did not guarantee any borrowings or others related parties or third parties.

(2) Environmental liabilities

China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. Under existing legislation, however, management believes that there are no probable liabilities, except for the amounts which have already been reflected in the consolidated financial statements, which may have a material adverse effect on the financial position of the Group.

(3) Legal contingencies

Notwithstanding certain insignificant lawsuits as well as other proceedings outstanding, management believes that any resulting liabilities will not have a material adverse effect on the financial position of the Group.

(4) Group insurance

The Group has insurance coverage for vehicles and certain assets that are subject to significant operating risks, third-party liability insurance against claims relating to personal injury, property and environmental damages that result from accidents and also employer liabilities insurance. The potential effect on the financial position of the Group of any liabilities resulting from future uninsured incidents cannot be estimated by the Group at present.

55 COMMITMENTS

(1) Operating lease commitments

Operating lease commitments of the Group are mainly for leasing of land, buildings and equipment. Leases range from one to fifty years and usually do not contain renewal options. Future minimum lease payments as of December 31, 2013 and December 31, 2012 under non-cancellable operating leases are as follows:

	December 31, 2013	December 31, 2012
Within one year	6,421	6,148
Between one and two years	5,066	4,767
Between two and three years	4,767	4,885
Thereafter	83,450	86,537

	99,704	102,337

Operating lease expenses for the year ended December 31, 2013 was RMB 10,419 (2012: RMB 9,640).

FINANCIAL STATEMENTS	2013 ANNUAL REPORT

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2013 (All amounts in RMB millions unless otherwise stated)

(2) Capital commitments

As of December 31, 2013, the Group’s capital commitments contracted but not provided for were RMB 55,743 (December 31, 2012: RMB 47,196).

The operating lease and capital commitments above are transactions mainly with CNPC and its fellow subsidiaries.

(3) Exploration and production licenses

The Company is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Land and Resources. Payments incurred were RMB 717 for the year ended December 31, 2013 (2012: RMB 758).

Estimated annual payments for the next five years are as follows:

	December 31, 2013	December 31, 2012
Within one year	800	1,000
Between one and two years	800	1,000
Between two and three years	800	1,000
Between three and four years	800	1,000
Between four and five years	800	1,000

56 COMPARATIVE FIGURES LAST YEAR

Certain comparative figures have been reclassified to conform with presentation adopted in the financial statements.

PETROCHINA COMPANY LIMITED SUPPLEMENTARY INFORMATION FOR THE YEAR ENDED DECEMBER 31, 2013 (All amounts in RMB millions unless otherwise stated)	FINANCIAL STATEMENTS

FINANCIAL STATEMENTS SUPPLEMENTARY INFORMATION

1 NON-RECURRING PROFIT/LOSS ITEMS

	2013	2012
Net loss on disposal of non-current assets	(3,537)	(3,487)
Government grants recognised in the income statement	2,908	2,330
Net (loss) / gain on disposal of available-for-sale financial assets	(3)	45
Reversal of provisions for bad debts against receivables	80	45
Gain on disposal of certain pipeline net assets and operations	24,822	—
Other non-operating income and expenses	(5,330)	(4,544)

	18,940	(5,611)

Tax impact of non-recurring profit/loss items	(6,355)	1,205
Impact of minority interests	339	76

Total	12,924	(4,330)

2 SIGNIFICANT DIFFERENCES BETWEEN IFRS AND CAS

The consolidated net profit for the year under IFRS and CAS were RMB 142,274 and RMB 142,229 respectively, with a difference of RMB 45; the consolidated shareholders’ equity for the year under IFRS and CAS were RMB 1,269,935 and RMB 1,269,908 respectively, with a difference of RMB 27. These differences under the different accounting standards were primarily due to the revaluation for assets other than fixed assets and oil and gas properties revalued in 1999.

During the Restructuring in 1999, a valuation was carried out in 1999 for assets and liabilities injected by CNPC. Valuation results other than fixed assets and oil and gas properties were not recognised in the financial statements prepared under IFRS.

INDEPENDENT AUDITOR’S REPORT

TO THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED

(Established in the People’s Republic of China with limited liability)

We have audited the accompanying consolidated financial statements of PetroChina Company Limited (the “Company”) and its subsidiaries (the “Group”), which comprise the consolidated and company statements of financial position as at December 31, 2013, the consolidated statements of comprehensive income, cash flows and changes in equity for the year then ended, and a summary of significant accounting policies and other explanatory information.

Directors’ responsibility for the consolidated financial statements

The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. This report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of the consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at December 31, 2013, and of the Group’s profit and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

KPMG

Certified Public Accountants

8th Floor, Prince’s Building

10 Chater Road

Central, Hong Kong

March 20, 2014

FINANCIAL STATEMENTS  2013 ANNUAL REPORT

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the year ended December 31, 2013

(Amounts in millions)

	Notes	2013	2012
		RMB	RMB
TURNOVER	6	2,258,124	2,195,296

OPERATING EXPENSES
Purchases, services and other		(1,464,805)	(1,411,036)
Employee compensation costs	8	(116,422)	(106,189)
Exploration expenses, including exploratory dry holes		(25,301)	(23,972)
Depreciation, depletion and amortisation		(163,365)	(151,975)
Selling, general and administrative expenses		(79,021)	(74,692)
Taxes other than income taxes	9	(248,086)	(254,921)
Other income, net		27,518	2,008

TOTAL OPERATING EXPENSES		(2,069,482)	(2,020,777)

PROFIT FROM OPERATIONS		188,642	174,519

FINANCE COSTS
Exchange gain		4,157	3,339
Exchange loss		(4,105)	(3,208)
Interest income		2,222	2,063
Interest expense	10	(23,081)	(18,164)

TOTAL NET FINANCE COSTS		(20,807)	(15,970)

SHARE OF PROFIT OF ASSOCIATES AND JOINT VENTURES	17	10,228	8,262

PROFIT BEFORE INCOME TAX EXPENSE	7	178,063	166,811
INCOME TAX EXPENSE	12	(35,789)	(36,191)

PROFIT FOR THE YEAR		142,274	130,620

OTHER COMPREHENSIVE INCOME RECLASSIFIABLE TO PROFIT OR LOSS:
Currency translation differences		(11,432)	(151)
Fair value gain / (loss) from available-for-sale financial assets, net of tax		45	(18)
Share of the other comprehensive (loss) / income of associates and joint ventures accounted for using the equity method		(218)	127

OTHER COMPREHENSIVE LOSS, NET OF TAX		(11,605)	(42)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		130,669	130,578

PROFIT FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		129,599	115,326
Non-controlling interests		12,675	15,294

		142,274	130,620

TOTAL COMPREHENSIVE INCOME FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		120,577	115,340
Non-controlling interests		10,092	15,238

		130,669	130,578

BASIC AND DILUTED EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	14	0.71	0.63

The accompanying notes are an integral part of these financial statements.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2013

(Amounts in millions)

	Notes	2013	2012
		RMB	RMB
NON-CURRENT ASSETS
Property, plant and equipment	16	1,648,823	1,569,888
Investments in associates and joint ventures	17	116,700	80,042
Available-for-sale financial assets	18	1,641	1,800
Advance operating lease payments	20	62,449	56,162
Intangible and other non-current assets	21	67,270	63,048
Deferred tax assets	31	11,226	1,443
Time deposits with maturities over one year		3,048	3,708

TOTAL NON-CURRENT ASSETS		1,911,157	1,776,091

CURRENT ASSETS
Inventories	22	227,017	214,117
Accounts receivable	23	64,027	64,450
Prepaid expenses and other current assets	24	68,299	58,012
Notes receivable	25	14,360	9,981
Time deposits with maturities over three months but within one year		5,843	2,850
Cash and cash equivalents	26	51,407	43,395

TOTAL CURRENT ASSETS		430,953	392,805

CURRENT LIABILITIES
Accounts payable and accrued liabilities	27	383,004	351,456
Income taxes payable		16,013	12,708
Other taxes payable		53,705	59,337
Short-term borrowings	28	192,767	151,247

TOTAL CURRENT LIABILITIES		645,489	574,748

NET CURRENT LIABILITIES		(214,536)	(181,943)

TOTAL ASSETS LESS CURRENT LIABILITIES		1,696,621	1,594,148

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Share capital	29	183,021	183,021
Retained earnings		669,300	603,808
Reserves	30	280,414	277,181

TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY		1,132,735	1,064,010
NON-CONTROLLING INTERESTS		137,200	116,738

TOTAL EQUITY		1,269,935	1,180,748

NON-CURRENT LIABILITIES
Long-term borrowings	28	302,862	293,774
Asset retirement obligations	32	94,531	83,928
Deferred tax liabilities	31	15,166	22,286
Other long-term obligations		14,127	13,412

TOTAL NON-CURRENT LIABILITIES		426,686	413,400

TOTAL EQUITY AND NON-CURRENT LIABILITIES		1,696,621	1,594,148

The accompanying notes are an integral part of these financial statements.

Chairman Zhou Jiping	Director and President Wang Dongjin	Chief Financial Officer Yu Yibo

FINANCIAL STATEMENTS  2013 ANNUAL REPORT

PETROCHINA COMPANY LIMITED

STATEMENT OF FINANCIAL POSITION

As of December 31, 2013

(Amounts in millions)

	Notes	2013	2012
		RMB	RMB
NON-CURRENT ASSETS
Property, plant and equipment	16	1,117,316	1,122,893
Investments in associates and joint ventures	17	56,431	13,035
Available-for-sale financial assets	18	1,309	1,297
Subsidiaries	19	265,533	251,843
Advance operating lease payments	20	50,958	46,114
Intangible and other non-current assets	21	39,788	38,395
Deferred tax assets	31	9,167	—

TOTAL NON-CURRENT ASSETS		1,540,502	1,473,577

CURRENT ASSETS
Inventories	22	173,290	166,074
Accounts receivable	23	4,694	4,198
Prepaid expenses and other current assets	24	87,797	76,792
Notes receivable	25	10,973	7,329
Cash and cash equivalents	26	27,484	11,574

TOTAL CURRENT ASSETS		304,238	265,967

CURRENT LIABILITIES
Accounts payable and accrued liabilities	27	227,011	204,844
Income taxes payable		10,650	8,295
Other taxes payable		35,661	38,085
Short-term borrowings	28	181,552	188,600

TOTAL CURRENT LIABILITIES		454,874	439,824

NET CURRENT LIABILITIES		(150,636)	(173,857)

TOTAL ASSETS LESS CURRENT LIABILITIES		1,389,866	1,299,720

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Share capital	29	183,021	183,021
Retained earnings		585,495	514,124
Reserves	30	294,511	281,797

TOTAL EQUITY		1,063,027	978,942

NON-CURRENT LIABILITIES
Long-term borrowings	28	260,775	256,536
Asset retirement obligations	32	61,291	55,676
Deferred tax liabilities	31	—	4,415
Other long-term obligations		4,773	4,151

TOTAL NON-CURRENT LIABILITIES		326,839	320,778

TOTAL EQUITY AND NON-CURRENT LIABILITIES		1,389,866	1,299,720

The accompanying notes are an integral part of these financial statements.

Chairman Zhou Jiping	Director and President Wang Dongjin	Chief Financial Officer Yu Yibo

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2013

(Amounts in millions)

	2013	2012
	RMB	RMB
CASH FLOWS FROM OPERATING ACTIVITIES

Profit for the year	142,274	130,620
Adjustments for:
Income tax expense	35,789	36,191
Depreciation, depletion and amortisation	163,365	151,975
Capitalised exploratory costs charged to expense	12,036	11,917
Safety fund reserve	4,898	3,895
Share of profit of associates and joint ventures	(10,228)	(8,262)
Reversal of provision for impairment of receivables, net	(51)	(30)
Write down in inventories, net	360	543
Impairment of available-for-sale financial assets	7	5
Impairment of investments in associates and joint ventures	—	4
Loss on disposal of property, plant and equipment	3,543	3,487
Gain on disposal of certain pipeline net assets and operations	(24,822)	—
Gain on disposal of other non-current assets	(28)	(46)
Dividend income	(363)	(339)
Interest income	(2,222)	(2,063)
Interest expense	23,081	18,164
Changes in working capital:
Accounts receivable, prepaid expenses and other current assets	(13,621)	(13,412)
Inventories	(13,887)	(32,586)
Accounts payable and accrued liabilities	17,205	(18,928)

CASH FLOWS GENERATED FROM OPERATIONS	337,336	281,135
Income taxes paid	(48,807)	(41,847)

NET CASH FLOWS FROM OPERATING ACTIVITIES	288,529	239,288

The accompanying notes are an integral part of these financial statements.

FINANCIAL STATEMENTS  2013 ANNUAL REPORT

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

For the Year Ended December 31, 2013

(Amounts in millions)

	2013	2012
	RMB	RMB
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(304,100)	(311,744)
Acquisition of investments in associates and joint ventures	(4,278)	(7,238)
Acquisition of available-for-sale financial assets	(13)	(22)
Advance payments on long-term operating leases	(3,172)	(11,734)
Acquisition of intangible assets and other non-current assets	(2,951)	(7,383)
Purchase of non-controlling interests	(99)	(202)
Acquisition of subsidiaries	—	(35)
Proceeds from disposal of property, plant and equipment	38,687	493
Proceeds from disposal of other non-current assets	397	136
Interest received	2,074	1,812
Dividends received	9,628	7,134
Increase in time deposits with maturities over three months	(2,683)	(3,443)

NET CASH FLOWS USED FOR INVESTING ACTIVITIES	(266,510)	(332,226)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term borrowings	(476,943)	(364,498)
Repayments of long-term borrowings	(69,993)	(84,433)
Interest paid	(21,389)	(19,266)
Dividends paid to non-controlling interests	(5,404)	(7,499)
Dividends paid to owners of the Company	(53,470)	(58,041)
Increase in short-term borrowings	446,845	408,509
Increase in long-term borrowings	154,373	167,049
Capital contribution from non-controlling interests	14,415	31,366
Capital reduction of subsidiaries	(10)	(21)
(Decrease) / increase in other long-term obligations	(663)	2,190

NET CASH FLOWS (USED FOR) / FROM FINANCING ACTIVITIES	(12,239)	75,356

TRANSLATION OF FOREIGN CURRENCY	(1,768)	(195)

Increase / (decrease) in cash and cash equivalents	8,012	(17,777)
Cash and cash equivalents at beginning of the year	43,395	61,172

Cash and cash equivalents at end of the year	51,407	43,395

The accompanying notes are an integral part of these financial statements.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the Year Ended December 31, 2013

(Amounts in millions)

	Attributable to owners of the Company				Non- controlling interests	Total Equity
	Share Capital	Retained Earnings	Reserves	Subtotal
	RMB	RMB	RMB	RMB	RMB	RMB

Balance at January 1, 2012	183,021	556,717	263,007	1,002,745	79,801	1,082,546

Total comprehensive income for the year ended December 31, 2012	—	115,326	14	115,340	15,238	130,578
Special reserve-safety fund reserve	—	161	947	1,108	26	1,134
Transfer to reserves	—	(10,343)	10,343	—	—	—
Dividends	—	(58,041)	—	(58,041)	(7,303)	(65,344)
Acquisition of subsidiaries	—	—	(77)	(77)	686	609
Transaction with non-controlling interests in subsidiaries	—	—	320	320	(522)	(202)
Capital contribution from non-controlling interests	—	—	2,279	2,279	29,097	31,376
Capital reduction of a subsidiary	—	—	—	—	(21)	(21)
Disposal of subsidiaries	—	—	—	—	(173)	(173)
Other	—	(12)	348	336	(91)	245

Balance at December 31, 2012	183,021	603,808	277,181	1,064,010	116,738	1,180,748

Total comprehensive income for the year ended December 31, 2013	—	129,599	(9,022)	120,577	10,092	130,669
Special reserve-safety fund reserve	—	2,779	(1,132)	1,647	43	1,690
Transfer to reserves	—	(13,436)	13,436	—	—	—
Dividends	—	(53,470)	—	(53,470)	(4,147)	(57,617)
Acquisition of subsidiaries	—	—	—	—	117	117
Transaction with non-controlling interests in subsidiaries	—	—	—	—	(99)	(99)
Capital contribution from non-controlling interests	—	—	(20)	(20)	14,435	14,415
Capital reduction of a subsidiary	—	—	—	—	(10)	(10)
Disposal of subsidiaries	—	—	1	1	(117)	(116)
Other	—	20	(30)	(10)	148	138

Balance at December 31, 2013	183,021	669,300	280,414	1,132,735	137,200	1,269,935

The accompanying notes are an integral part of these financial statements.

FINANCIAL STATEMENTS	2013 ANNUAL REPORT

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

1 ORGANISATION AND PRINCIPAL ACTIVITIES

PetroChina Company Limited (the “Company”) was established as a joint stock company with limited liability on November 5, 1999 by China National Petroleum Corporation (“CNPC”) as the sole proprietor in accordance with the approval Guo Jing Mao Qi Gai [1999] No. 1024 “Reply on the approval of the establishment of PetroChina Company Limited” from the former State Economic and Trade Commission of the People’s Republic of China (“China” or “PRC”). CNPC restructured (“the Restructuring”) and injected its core business and the related assets and liabilities into the Company. CNPC is a wholly state-owned company registered in China. The Company and its subsidiaries are collectively referred to as the “Group”.

The Group is principally engaged in (i) the exploration, development and production and marketing of crude oil and natural gas; (ii) the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, derivative petrochemical products and other chemical products; (iii) the marketing of refined products and trading business; and (iv) the transmission of natural gas, crude oil and refined products and the sale of natural gas (Note 38).

2 BASIS OF PREPARATION

The consolidated financial statements and the statement of financial position of the Company have been prepared in accordance with the International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting

Standards Board (“IASB”). The consolidated financial statements and the statement of financial position of the Company have been prepared under the historical cost convention except as disclosed in the accounting policies below.

The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial position and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of current events and actions, actual results may ultimately differ from those estimates. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 5.

Certain comparative figures have been reclassified to conform with presentation adopted in the financial statements.

3 SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

(a) Basis of consolidation

Subsidiaries are entities controlled by the Group. The group controls an entity when it is exposed to, or has right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)	FINANCIAL STATEMENTS

A subsidiary is consolidated from the date on which control is transferred to the Group and is no longer consolidated from the date that control ceases. The acquisition method of accounting is used to account for the acquisition of subsidiaries except for business combinations under common control. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Group recognises any non-controlling interests in the acquiree either at fair value or at the non-controlling interests’ proportionate share of the acquiree’s net assets.

The excess of the consideration transferred, the amount of any non-controlling interests in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognised directly in the statement of comprehensive income.

An acquisition of a business which is a business combination under common control is accounted for in a manner similar to a uniting of interests whereby the assets and liabilities acquired are accounted for at carryover predecessor values to the other party to the business combination with all periods presented as if the operations of the Group and the business acquired have always been combined. The difference between the consideration paid by the Group and the net assets or liabilities of the business acquired is adjusted against equity.

Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

For purpose of the presentation of the Company’s statement of financial position, investments in subsidiaries are accounted for at cost less impairment. Cost is adjusted to reflect changes in consideration arising from contingent consideration amendments. Cost also includes direct attributable costs of investment.

A listing of the Group’s principal subsidiaries is set out in Note 19.

(b) Investments in associates

Associates are entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting in the consolidated financial statements of the Group and are initially recognised at cost.

FINANCIAL STATEMENTS	2013 ANNUAL REPORT

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

Under this method of accounting, the Group’s share of the post-acquisition profits or losses of associates is recognised in the consolidated profit or loss and its share of post-acquisition movements in other comprehensive income is recognised in other comprehensive income. The cumulative post-acquisition movements are adjusted against the carrying amounts of the investments. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group’s investment in associates includes goodwill identified on acquisition, net of any accumulated loss and is tested for impairment as part of the overall balance. Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired associate at the date of acquisition. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

For purposes of the presentation of the Company’s statement of financial position, investments in associates are accounted for at cost less impairment.

A listing of the Group’s principal associates is shown in Note 17.

(c) Investments in joint ventures

Ventures are arrangements in which the Group with one or more parties have joint control, whereby the Group has rights to the net assets of the arrangements, rather than rights to their assets and obligations for their liabilities. The Group’s interests in joint ventures are accounted for by the equity method of accounting (Note 3(b)) in the consolidated financial statements.

For purposes of the presentation of the Company’s statement of financial position, investments in joint ventures are accounted for at cost less impairment.

A listing of the Group’s principal joint ventures is shown in Note 17.

(d) Transactions with non-controlling interests

Transactions with non-controlling interests are treated as transactions with owners in their capacity as owners of the Group. Gains and losses resulting from disposals to non-controlling interests are recorded in equity. The differences between any consideration paid and the relevant share of the carrying value of net assets of the subsidiary acquired resulting from the purchase of non-controlling interests, are recorded in equity.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)	FINANCIAL STATEMENTS

When the Group ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognised in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in other comprehensive income are reclassified to profit or loss.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognised in other comprehensive income are reclassified to profit or loss where appropriate.

(e) Foreign currencies

Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). Most assets and operations of the Group are located in the PRC (Note 38), and the functional currency of the Company and most of the consolidated subsidiaries is the Renminbi (“RMB”). The consolidated financial statements are presented in the presentation currency of RMB.

Foreign currency transactions of the Group are accounted for at the exchange rates prevailing at the respective dates of the transactions; monetary assets and liabilities denominated in foreign currencies are translated at exchange rates at the date of the statement of financial position; gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities are recognised in the consolidated profit or loss.

For the Group entities that have a functional currency different from the Group’s presentation currency, assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of the statement of financial position. Income and expenses for each statement of comprehensive income presented are translated at the average exchange rates for each period and the resulting exchange differences are recognised in other comprehensive income.

(f) Property, plant and equipment

Property, plant and equipment, including oil and gas properties (Note 3(g)), are initially recorded in the consolidated statement of financial position at cost where it is probable that they will generate future economic benefits. Cost represents the purchase price of the asset and other costs incurred to bring the asset into existing use. Subsequent to their initial recognition, property, plant and equipment are carried at cost less accumulated depreciation, depletion and amortisation (including any impairment).

Depreciation, to write off the cost of each asset, other than oil and gas properties (Note 3(g)), to their residual values over their estimated useful lives is calculated using the straight-line method.

FINANCIAL STATEMENTS	2013 ANNUAL REPORT

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

The Group uses the following useful lives for depreciation purposes:

Buildings	8 - 40 years
Equipment and Machinery	4 - 30 years
Motor vehicles	4 - 14 years
Other	5 - 12 years

No depreciation is provided on construction in progress until the assets are completed and ready for use.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

As of January 1, 2013, the management has revised the estimates of useful lives from 14 to 30 years of the Group’s long-distance pipelines with reference to the practices commonly adopted by the companies within the same industry and the physical condition of the relevant assets. The change resulted in an increase in profit for the year ended December 31,2013 amounting to approximately RMB 7,290 million, before tax.

Property, plant and equipment, including oil and gas properties (Note 3(g)), are reviewed for possible impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of a cash generating unit exceeds the higher of its fair value less costs to sell and its value in use. Value in use is the estimated net present value of future cash flows to be derived from the cash generating unit.

Gains and losses on disposals of property, plant and equipment are determined by reference to their carrying amounts and are recorded in the consolidated profit or loss.

Interest and other costs on borrowings to finance the construction of property, plant and equipment are capitalised during the period of time that is required to complete and prepare the asset for its intended use. Costs for repairs and maintenance activities are expensed as incurred except for costs of components that result in improvements or betterments which are capitalised as part of property, plant and equipment and depreciated over their useful lives.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)	FINANCIAL STATEMENTS

(g) Oil and gas properties

The successful efforts method of accounting is used for oil and gas exploration and production activities. Under this method, all costs for development wells, support equipment and facilities, and proved mineral interests in oil and gas properties are capitalised. Geological and geophysical costs are expensed when incurred. Costs of exploratory wells are capitalised pending determination of whether the wells find proved oil and gas reserves. Proved oil and gas reserves are the estimated quantities of crude oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulation before the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether the estimate is a deterministic estimate or probabilistic estimate. Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period before the ending date of the period covered by the proved oil and gas reserve report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. The costs shall be that prevailing at the end of the period.

Exploratory wells in areas not requiring major capital expenditures are evaluated for economic viability within one year of completion of drilling. The related well costs are expensed as dry holes if it is determined that such economic viability is not attained. Otherwise, the related well costs are reclassified to oil and gas properties and are subject to impairment review (Note 3(f)). For exploratory wells that are found to have economically viable reserves in areas where major capital expenditure will be required before production can commence, the related well costs remain capitalised only if additional drilling is underway or firmly planned. Otherwise the related well costs are expensed as dry holes. The Group does not have any significant costs of unproved properties capitalised in oil and gas properties.

The Ministry of Land and Resources in China issues production licenses to applicants on the basis of the reserve reports approved by relevant authorities.

The cost of oil and gas properties is amortised at the field level based on the units of production method. Units of production rates are based on oil and gas reserves estimated to be recoverable from existing facilities based on the current terms of the Group’s production licenses.

FINANCIAL STATEMENTS	2013 ANNUAL REPORT

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

(h) Intangible assets

Expenditures on acquired patents, trademarks, technical know-how and licenses are capitalised at historical cost and amortised using the straight-line method over their estimated useful lives. Intangible assets are not subsequently revalued. The carrying amount of each intangible asset is reviewed annually and adjusted for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount and is recognised in the consolidated profit or loss. The recoverable amount is measured as the higher of fair value less costs to sell and value in use. Value in use is the estimated net present value of future cash flows to be derived from the asset.

Goodwill arises on the acquisition of subsidiaries, associates and joint ventures and represents the excess of the consideration transferred over the interest in net fair value of the net identifiable assets, liabilities and contingent liabilities of the acquiree and the amount of any non-controlling interests in the acquiree.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognised immediately as an expense and is not subsequently reversed.

(i) Financial assets

Financial assets are classified into the following categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition. The Group has principally loans and receivables and available-for-sale financial assets and limited financial assets at fair value through profit or loss. The detailed accounting policies for loans and receivables, available-for-sale financial assets and financial assets at fair value through profit or loss held by the Group are set out below.

Classification

(i) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the date of the statement of financial position, which are classified as non-current assets. The Group’s loans and receivables comprise accounts receivable, notes receivable, other receivables, time deposits and cash and cash equivalents. The recognition methods for loans and receivables are disclosed in the respective policy notes.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)	FINANCIAL STATEMENTS

(ii) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories; these are included in non-current assets unless management intends to dispose of the investment within 12 months of the date of the statement of financial position. The Group’s available-for-sale financial assets primarily comprise unquoted equity instruments.

(iii) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if expected to be settled within 12 months; otherwise, they are classified as non-current.

Recognition and measurement

Regular purchases and sales of financial assets are recognised on the trade-date, the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value, and transaction costs are expensed in the income statement. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

Available-for-sale financial assets are measured at fair value except where there are no quoted market prices in active markets and the fair values cannot be reliably measured using valuation techniques. Available-for-sale financial assets that do not have quoted market prices in active markets and whose fair value cannot be reliably measured are carried at cost. Changes in the fair value of monetary and non-monetary securities classified as available for sale are recognised in other comprehensive income. Financial assets at fair value through profit or loss are subsequently carried at fair value. Gains or losses arising from changes in the fair value of the “financial assets at fair value through profit or loss” category are presented in the income statement within “other income / (expenses), net” in the period in which they arise.

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the available-for-sale financial asset and the present value of the estimated cash flows.

(j) Leases

Leases of property, plant and equipment where the Group assumes substantially all the benefits and risks of ownership are classified as finance leases. The Group has no significant finance leases.

FINANCIAL STATEMENTS	2013 ANNUAL REPORT

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

Leases of assets under which a significant portion of the risks and benefits of ownership are effectively retained by the lessors are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessors) are expensed on a straight-line basis over the lease terms. Payments made to the PRC’s land authorities to secure land use rights (excluding mineral properties) are treated as operating leases. Land use rights are generally obtained through advance lump-sum payments and the terms of use range up to 50 years.

(k) Inventories

Inventories include oil products, chemical products and materials and supplies which are stated at the lower of cost and net realisable value. Cost is primarily determined by the weighted average cost method. The cost of finished goods comprises raw materials, direct labour, other direct costs and related production overheads, but excludes borrowing costs. Net realisable value is the estimated selling price in the ordinary course of business, less the cost of completion and selling expenses.

(l) Accounts receivable

Accounts receivable are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision made for impairment of these receivables. Such provision for impairment is established if there is objective evidence that the Group will not be able to collect amounts due according to the original terms of the receivables. The factors the Group considers when assessing whether an account receivable is impaired include but are not limited to significant financial difficulties of the customer, probability that the debtor will enter bankruptcy or financial reorganisation and default or delinquency in payments. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate.

(m) Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, deposits held with banks and highly liquid investments with original maturities of three months or less from the time of purchase.

(n) Accounts payable

Accounts payable are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

(o) Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortised cost using the effective interest method. Any difference between proceeds (net of transaction costs) and the redemption value is recognised in the consolidated profit or loss over the period of the borrowings.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)	FINANCIAL STATEMENTS

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognised in profit or loss in the period in which they are incurred.

Borrowings are classified as current liabilities unless the Group has unconditional rights to defer settlements of the liabilities for at least 12 months after the reporting period.

(p) Taxation

Deferred tax is provided in full, using the liability method, for temporary differences arising between the tax bases of assets and liabilities and their carrying values in the financial statements. However, deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred tax is determined using tax rates that have been enacted or substantively enacted by the date of the statement of financial position and are expected to apply to the period when the related deferred tax asset is realised or deferred tax liability is settled.

The principal temporary differences arise from depreciation on oil and gas properties and equipment and provision for impairment of receivables, inventories, investments and property, plant and equipment. Deferred tax assets relating to the carry forward of unused tax losses are recognised to the extent that it is probable that future taxable income will be available against which the unused tax losses can be utilised.

The Group also incurs various other taxes and levies that are not income taxes. “Taxes other than income taxes”, which form part of operating expenses, primarily comprise a crude oil special gain levy (Note 9), consumption tax (Note 9), resource tax (Note 9), urban construction tax, education surcharges and business tax.

(q) Revenue recognition

Sales are recognised upon delivery of products and customer acceptance or performance of services, net of value added taxes and discounts. Revenues are recognised only when the Group has transferred to the buyer the significant risks and rewards of ownership of the goods in the ordinary course of the Group’s activities, and when the amount of revenue and the costs incurred or to be incurred in respect of the transaction can be measured reliably and collectability of the related receivables is reasonably assured.

The Group markets a portion of its natural gas under take-or-pay contracts. Customers under the take-or-pay contracts are required to take or pay for the minimum natural gas deliveries specified in the contract clauses. Revenue recognition for natural gas sales and transmission tariff under the take-or-pay contracts follows the accounting policies described in this note. Payments received from customers for natural gas not yet taken are recorded as deferred revenues until actual deliveries take place.

FINANCIAL STATEMENTS	2013 ANNUAL REPORT

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

(r) Provisions

Provisions are recognised when the Group has present legal or constructive obligations as a result of past events, it is probable that an outflow of resources will be required to settle the obligations, and reliable estimates of the amounts can be made.

Provision for future decommissioning and restoration is recognised in full on the installation of oil and gas properties. The amount recognised is the present value of the estimated future expenditure determined in accordance with local conditions and requirements. A corresponding addition to the related oil and gas properties of an amount equivalent to the provision is also created. This is subsequently depreciated as part of the costs of the oil and gas properties. Any change in the present value of the estimated expenditure other than due to passage of time which is regarded as interest expense, is reflected as an adjustment to the provision and oil and gas properties.

(s) Research and development

Research expenditure incurred is recognised as an expense. Costs incurred on development projects are recognised as intangible assets to the extent that such expenditure is expected to generate future economic benefits.

(t) Retirement benefit plans

The Group contributes to various employee retirement benefit plans organised by PRC municipal and provincial governments under which it is required to make monthly contributions to these plans at prescribed rates for its employees in China. The relevant PRC municipal and provincial governments undertake to assume the retirement benefit obligations of existing and future retired employees of the Group in China. The Group has similar retirement benefit plans for its employees in its overseas operations. Contributions to these PRC and overseas plans (“defined contribution plan”) are charged to expense as incurred. In addition, the Group joined the corporate annuity plan approved by relevant PRC authorities. Contribution to the annuity plan is charged to expense as incurred. The Group currently has no additional material obligations outstanding for the payment of retirement and other post-retirement benefits of employees in the PRC or overseas other than what described above.

(u) New accounting developments

(i) New and amended standards adopted by the Group

The Group has adopted the following new standards and amendments to standards, including any consequential amendments to other standards, with a date of initial application of January 1, 2013.

•	IFRS 10 Consolidated financial statements (2011)

•	IFRS 11 Joint arrangements

•	IFRS 12 Disclosure of interests in other entities

•	IFRS 13 Fair value adjustments

•	“Presentation of financial statement” regarding other comprehensive income (Amendment to IAS 1)

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)	FINANCIAL STATEMENTS

The Group has evaluated the impact of the new standards and amendments to standards on the consolidated financial statements, and no significant impact is identified.

(ii) Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Group

IFRS 9 (2009) introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2009), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. IFRS 9 (2010) introduces additional changes relating to financial liabilities. The IASB currently has an active project to make limited amendments to address the impairment of financial assets and hedge accounting.

IFRS 9 (2010) and (2009) are effective for annual periods beginning on or after 1 January 2015, with early adoption permitted. The adoption of these standards is expected to have an impact on the Group’s financial assets, but no impact on the Group’s financial liabilities.

4 FINANCIAL RISK AND CAPITAL MANAGEMENT

4.1 Financial risk factors

The Group’s activities expose it to a variety of financial risks, including market risk, credit risk and liquidity risk.

(a) Market risk

Market risk is the possibility that changes in foreign exchange rates, interest rates and the prices of oil and gas products will adversely affect the value of assets, liabilities and expected future cash flows.

(i) Foreign exchange risk

The Group conducts its domestic business primarily in RMB, but maintains a portion of its assets in other currencies to pay for imported crude oil, imported equipment and other materials and to meet foreign currency financial liabilities. The Group is exposed to currency risks arising from fluctuations in various foreign currency exchange rates against the RMB. The RMB is not a freely convertible currency and is regulated by the PRC government. Limitations on foreign exchange transactions imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates.

Additionally, the Group operates internationally and foreign exchange risk arises from future acquisitions and commercial transactions, recognised assets and liabilities and net investments in foreign operations. Certain entities in the Group might use currency derivatives to manage such foreign exchange risk.

FINANCIAL STATEMENTS	2013 ANNUAL REPORT

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

(ii) Interest rate risk

The Group has no significant interest rate risk on interest-bearing assets. The Group’s exposure to interest rate risk arises from its borrowings. The Group’s borrowings at floating rates expose the Group to cash flow interest rate risk and its borrowings at fixed rates expose the Group to fair value interest rate risk. However, the exposure to interest rate risk is not material to the Group. A detailed analysis of the Group’s borrowings, together with their respective interest rates and maturity dates, is included in Note 28.

(iii) Price risk

The Group is engaged in a wide range of oil and gas products-related activities. Prices of oil and gas products are affected by a wide range of global and domestic factors which are beyond the control of the Group. The fluctuations in such prices may have favourable or unfavourable impacts on the Group. The Group did not enter into any material hedging of its price risk during the year.

(b) Credit risk

Credit risk arises from cash and cash equivalents, time deposits with banks and credit exposure to customers with outstanding receivable balances.

A substantial portion of the Group’s cash at bank and time deposits are placed with the major state-owned banks and financial institutions in China and management believes that the credit risk is low.

The Group performs ongoing assessment of the credit quality of its customers and sets appropriate credit limits taking into account the financial position and past history of defaults of customers. The Group’s accounts receivable balances over 3 years have been substantially provided for and accounts receivable balances within one year are generally neither past due nor impaired. The aging analysis of accounts receivable (net of impairment of accounts receivable) is presented in Note 23. The Group’s accounts receivable balances that are neither past due nor impaired are with customers with no recent history of default.

The carrying amounts of cash and cash equivalents, time deposits placed with banks, accounts receivable, other receivables and notes receivable included in the consolidated statement of financial position represent the Group’s maximum exposure to credit risk. No other financial assets carry a significant exposure to credit risk.

The Group has no significant concentration of credit risk.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)	FINANCIAL STATEMENTS

(c) Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting obligations associated with financial liabilities.

In managing its liquidity risk, the Group has access to funding at market rates through equity and debt markets, including using undrawn committed borrowing facilities to meet foreseeable borrowing requirements.

Given the low level of gearing and continued access to funding, the Group believes that its liquidity risk is not material.

Analysis of the Group’s financial liabilities based on the remaining period at the date of the statement of financial position to the contractual maturity dates are presented in Note 28.

4.2 Capital management

The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern, optimise returns for owners and to minimise its cost of capital. In meeting its objectives of managing capital, the Group may issue new shares, adjust its debt levels or the mix between short-term and long-term borrowings.

The Group monitors capital on the basis of the gearing ratio which is calculated as interest-bearing borrowings / (interest-bearing borrowings + total equity). The gearing ratio at December 31, 2013 is 28.1% (December 31, 2012: 27.4%).

4.3 Fair value estimation

The methods and assumptions applied in determining the fair value of each class of financial assets and financial liabilities of the Group at December 31, 2013 and 2012 are disclosed in the respective accounting policies.

The carrying amounts of the following financial assets and financial liabilities approximate their fair value as all of them are short-term in nature: cash and cash equivalents, time deposits with maturities over three months but within one year, accounts receivable, other receivables, trade payables, other payables and short-term borrowings. The fair values of fixed rate long-term borrowings are likely to be different from their respective carrying amounts. Analysis of the fair values and carrying amounts of long-term borrowings are presented in Note 28.

FINANCIAL STATEMENTS	2013 ANNUAL REPORT

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

5 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are regularly evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The matters described below are considered to be the most critical in understanding the estimates and judgements that are involved in preparing the Group’s consolidated financial statements.

(a) Estimation of oil and natural gas reserves

Estimates of oil and natural gas reserves are key elements in the Group’s investment decision-making process. They are also an important element in testing for impairment. Changes in proved oil and natural gas reserves, particularly proved developed reserves, will affect unit-of-production depreciation, depletion and amortisation recorded in the Group’s consolidated financial statements for property, plant and equipment related to oil and gas production activities. A reduction in proved developed reserves will increase depreciation, depletion and amortisation charges. Proved reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms, evolution of technology or development plans, etc.

(b) Estimation of impairment of property, plant and equipment

Property, plant and equipment, including oil and gas properties, are reviewed for possible impairments when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination as to whether and how much an asset is impaired involves management estimates and judgements such as the future price of crude oil, refined and chemical products and the production profile. However, the impairment reviews and calculations are based on assumptions that are consistent with the Group’s business plans taking into account current economic conditions. Favourable changes to some assumptions, or not updating assumptions previously made, may allow the Group to avoid the need to impair any assets, whereas unfavourable changes may cause the assets to become impaired.

(c) Estimation of asset retirement obligations

Provision is recognised for the future decommissioning and restoration of oil and gas properties. The amount of the provision recognised is the present values of the estimated future expenditures. The estimation of the future expenditures is based on current local conditions and requirements, including legal requirements, technology, price levels, etc. In addition to these factors, the present values of these estimated future expenditures are also impacted by the estimation of the economic lives of oil and gas properties and estimates of discount rates. Changes in any of these estimates will impact the operating results and the financial position of the Group over the remaining economic lives of the oil and gas properties.

6 TURNOVER

Turnover represents revenues from the sale of crude oil, natural gas, refined products and petrochemical products and from the transmission of crude oil, refined products and natural gas. Analysis of turnover by segment is shown in Note 38.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)	FINANCIAL STATEMENTS

7 PROFIT BEFORE INCOME TAX EXPENSE

	2013	2012
	RMB	RMB

Items credited and charged in arriving at the profit before income tax expense include:

Credited
Dividend income from available-for-sale financial assets	358	339
Reversal of provision for impairment of receivables	80	45
Reversal of write down in inventories	53	81
Government grants (i)	10,347	9,406
Gain on disposal of certain pipeline net assets and operations (ii)	24,822	—

Charged
Amortisation of intangible and other assets	3,695	3,215
Auditors’ remuneration (iii)	53	61
Cost of inventories recognised as expense	1,676,539	1,610,847
Provision for impairment of receivables	29	15
Loss on disposal of property, plant and equipment	3,543	3,487
Operating lease expenses	11,902	10,827
Research and development expenses	14,157	14,453
Write down in inventories	413	624

(i)	Comprises proportionate refund of import value-added tax relating to the import of natural gas (including liquefied natural gas) provided by the PRC government. This value-added tax refund is applicable from January 1, 2011 to December 31, 2020 and available when the import prices of the natural gas and liquefied natural gas imported under any State-sanctioned pipelines are higher than their prescribed selling prices.
(ii)	In June 2013, the Company entered into a contract with two other parties to establish a joint venture named PetroChina United Pipelines Co., Ltd. (the “JV Company”). The Company contributed certain pipeline net assets and operations to the JV Company and holds 50% equity interest in the JV Company. The other parties contributed cash totalling RMB 60 billion and together hold the remaining 50% equity interest in the JV Company. The gain represents the gain realised on the contribution of the abovementioned pipeline net assets and operations into the JV Company to the extent that have been sold to the other parties and is recorded as “Other Income” in the consolidated statement of comprehensive income.
(iii)	The auditors’ remuneration above represents the annual audit fees paid by the Company. This remuneration does not include fees of RMB 28 million payable to the Company’s current auditors and its network firms which primarily relates to audit fees paid by subsidiaries and other audit related services (2012: RMB 51 million payable to the Company’s previous auditors and its network firms which primarily relates to audit fees paid by subsidiaries and other audit related services).

FINANCIAL STATEMENTS	2013 ANNUAL REPORT

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

8 EMPLOYEE COMPENSATION COSTS

	2013	2012
	RMB	RMB

Wages, salaries and allowances	75,691	68,790
Social security costs	40,731	37,399

	116,422	106,189

Social security costs mainly represent contributions to plans for staff welfare organised by the PRC municipal and provincial governments and others including contributions to the retirement benefit plans (Note 33).

9 TAXES OTHER THAN INCOME TAXES

	2013	2012
	RMB	RMB

Crude oil special gain levy	72,726	79,119
Consumption tax	99,800	101,416
Resource tax	28,409	28,079
Other	47,151	46,307

	248,086	254,921

10 INTEREST EXPENSE

	2013	2012
	RMB	RMB

Interest on
Bank loans
- wholly repayable within five years	1,457	2,891
- not wholly repayable within five years	7	49
Other loans
- wholly repayable within five years	20,600	12,459
- not wholly repayable within five years	203	3,306
Accretion expense (Note 32)	4,690	4,237
Less: Amounts capitalised	(3,876)	(4,778)

	23,081	18,164

Amounts capitalised are borrowing costs that are attributable to the construction of a qualifying asset. The average interest rate used to capitalise such general borrowing cost was 5.76% per annum for the year ended December 31, 2013.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)	FINANCIAL STATEMENTS

11 EMOLUMENTS OF DIRECTORS AND SUPERVISORS

Details of the emoluments of directors and supervisors for the years ended December 31, 2013 and 2012 are as follows:

	2013				2012
Name	Fee for directors and supervisors	Salaries, allowances and other benefits	Contribution to retirement benefit scheme	Total	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Chairman:
Mr. Jiang Jiemin (i)	—	—	—	—	—
Mr. Zhou Jiping (i)	—	1,161	51	1,212	1,128

Vice Chairman (i):

Executive directors:
Mr. Liao Yongyuan	—	1,073	51	1,124	976
Mr. Wang Dongjin (ii)	—	1,015	51	1,066	—
Mr. Ran Xinquan (ii)	—	368	34	402	930

	—	2,456	136	2,592	1,906

Non-executive directors:
Mr. Li Xinhua	—	—	—	—	—
Mr. Wang Guoliang	—	—	—	—	—
Mr. Yu Baocai	—	—	—	—	—
Mr. Liu Hongru	243	—	—	243	222
Mr. Franco Bernabè	244	—	—	244	233
Mr. Li Yongwu	252	—	—	252	241
Mr. Cui Junhui	255	—	—	255	260
Mr. Chen Zhiwu	219	—	—	219	242

	1,213	—	—	1,213	1,198

Supervisors:
Mr. Wang Lixin	—	—	—	—	—
Mr. Guo Jinping	—	—	—	—	—
Mr. Wen Qingshan (iii)	—	—	—	—	—
Mr. Sun Xianfeng (iii)	—	—	—	—	—
Mr. Li Qingyi (iii)	—	—	—	—	—
Mr. Wang Guangjun	—	728	51	779	794
Mr. Yao Wei	—	806	51	857	854
Mr. Liu Hehe	—	660	50	710	726
Mr. Wang Daocheng	228	—	—	228	228
Mr. Fan Fuchun (iii)	145	—	—	145	—

	373	2,194	152	2,719	2,602

	1,586	5,811	339	7,736	6,834

(i)	Mr. Jiang Jiemin ceased being the chairman from March 18, 2013; Mr. Zhou Jiping was elected as the chairman and ceased being the vice chairman from April 25, 2013.
(ii)	Mr. Wang Dongjin is also as the Chief Executive; Mr. Ran Xinquan ceased being the executive director from August 26, 2013.
(iii)	Mr. Sun Xianfeng ceased being a supervisor from May 23, 2013, and Mr. Li Qingyi and Mr. Fan Fuchun were elected as supervisors from that date; Mr. Wen Qingshan ceased being a supervisor from December 17, 2013.
(iv)	Emoluments set out above exclude RMB 3.31 paid to directors of the Company for the year of 2010, 2011 and 2012 of the deferred merit pay in accordance with relevant requirements by the PRC government in 2013.

FINANCIAL STATEMENTS	2013 ANNUAL REPORT

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

None of the directors and supervisors has waived their remuneration during the year ended December 31, 2013 (2012: None).

The five highest paid individuals in the Company for the year ended December 31, 2013 include four directors and one supervisor whose emoluments are reflected in the analysis shown above.

The five highest paid individuals in the Company for the year ended December 31, 2012 include three directors and one supervisor whose emoluments are reflected in the analysis shown above; and one key management whose emoluments are below RMB 1 (the salaries, allowances and other benefits and contribution to retirement benefit scheme totaling RMB 0.803 and RMB 0.046, respectively).

During 2013 and 2012, the Company did not incur any severance payment to any director for loss of office or any payment as inducement to any director to join the Company.

12 INCOME TAX EXPENSE

	2013	2012
	RMB	RMB

Current taxes	52,112	35,916
Deferred taxes (Note 31)	(16,323)	275

	35,789	36,191

In accordance with the relevant PRC income tax rules and regulations, the PRC corporate income tax rate applicable to the Group is principally 25%. Operations of the Group in western regions in China qualified for certain tax incentives in the form of a preferential income tax rate of 15% through the year 2020.

The tax on the Group’s profit before taxation differs from the theoretical amount that would arise using the corporate income tax rate in the PRC applicable to the Group as follows:

	2013	2012
	RMB	RMB

Profit before income tax expense	178,063	166,811

Tax calculated at a tax rate of 25%	44,516	41,703
Prior year tax adjustment	1,005	92
Effect of income taxes from international operations in excess of taxes at the PRC statutory tax rate	2,351	3,106
Effect of preferential tax rate	(15,687)	(8,461)
Tax effect of income not subject to tax	(3,743)	(4,036)
Tax effect of expenses not deductible for tax purposes	7,347	3,787

Income tax expense	35,789	36,191

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)	FINANCIAL STATEMENTS

13 PROFIT ATTRIBUTABLE TO OWNERS OF THE COMPANY

The profit attributable to owners of the Company is dealt with in the consolidated financial statements of the Group to the extent of RMB 129,599 for the year ended December 31, 2013 (2012: RMB 115,326).

14 BASIC AND DILUTED EARNINGS PER SHARE

Basic and diluted earnings per share for the year ended December 31, 2013 and 2012 have been computed by dividing profit for the year attributable to owners of the Company by 183,021 million shares issued and outstanding for the year.

There are no potentially dilutive ordinary shares.

15 DIVIDENDS

	2013	2012
	RMB	RMB

Interim dividends attributable to owners of the Company for 2013 (a)	29,485	—
Proposed final dividends attributable to owners of the Company for 2013 (b)	28,835	—
Interim dividends attributable to owners of the Company for 2012 (c)	—	27,912
Final dividends attributable to owners of the Company for 2012 (d)	—	23,985

	58,320	51,897

(a)	Interim dividends attributable to owners of the Company in respect of 2013 of RMB 0.16110 yuan per share amounting to a total of RMB 29,485 were paid on October 24, 2013.
(b)	At the twelfth meeting of the Fifth Session of the Board of the Company, the Board of Directors proposed final dividends attributable to owners of the Company in respect of 2013 of RMB 0.15755 yuan per share amounting to a total of RMB 28,835. These consolidated financial statements do not reflect this dividend payable as the final dividends were proposed after the reporting period and will be accounted for in equity as an appropriation of retained earnings in the year ending December 31, 2014 when approved at the forthcoming Annual General Meeting.
(c)	Interim dividends attributable to owners of the Company in respect of 2012 of RMB 0.15250 yuan per share amounting to a total of RMB 27,912 were paid on October 24, 2012.
(d)	Final dividends attributable to owners of the Company in respect of 2012 of RMB 0.13106 yuan per share amounting to a total of RMB 23,985 were paid on July 18, 2013.
(e)	Final dividends attributable to owners of the Company in respect of 2011 of RMB 0.16462 yuan per share amounting to a total of RMB 30,129 were paid on July 12, 2012.

FINANCIAL STATEMENTS	2013 ANNUAL REPORT

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

16 PROPERTY, PLANT AND EQUIPMENT

Group

Year Ended December 31, 2013	Buildings	Oil and Gas Properties	Equipment and Machinery	Motor Vehicles	Other	Construction in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost
At beginning of the year	164,233	1,329,957	735,346	28,479	15,991	290,995	2,565,001
Additions	2,355	14,004	5,085	1,971	707	290,224	314,346
Transfers	16,608	167,015	94,650	—	1,676	(279,949)	—
Disposals or write offs	(5,251)	(7,017)	(75,378)	(2,663)	(627)	(12,038)	(102,974)
Currency translation differences	(240)	(8,585)	(292)	(44)	(335)	(694)	(10,190)

At end of the year	177,705	1,495,374	759,411	27,743	17,412	288,538	2,766,183

Accumulated depreciation and impairment
At beginning of the year	(52,820)	(596,428)	(324,356)	(14,854)	(6,540)	(115)	(995,113)
Charge for the year	(8,894)	(104,308)	(42,506)	(2,244)	(1,388)	(7)	(159,347)
Disposals or write offs or transfers	1,720	4,389	27,201	1,107	346	4	34,767
Currency translation differences	75	2,029	116	24	89	—	2,333

At end of the year	(59,919)	(694,318)	(339,545)	(15,967)	(7,493)	(118)	(1,117,360)

Net book value
At end of the year	117,786	801,056	419,866	11,776	9,919	288,420	1,648,823

Year Ended December 31, 2012	Buildings	Oil and Gas Properties	Equipment and Machinery	Motor Vehicles	Other	Construction in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost
At beginning of the year	146,674	1,155,650	620,039	26,819	14,184	271,493	2,234,859
Additions	1,283	38,213	6,037	2,296	819	315,024	363,672
Transfers	18,086	148,314	115,825	—	1,169	(283,394)	—
Disposals or write offs	(1,756)	(11,500)	(6,456)	(628)	(244)	(11,917)	(32,501)
Currency translation differences	(54)	(720)	(99)	(8)	63	(211)	(1,029)

At end of the year	164,233	1,329,957	735,346	28,479	15,991	290,995	2,565,001

Accumulated depreciation and impairment
At beginning of the year	(45,965)	(511,096)	(286,911)	(13,184)	(5,571)	(125)	(862,852)
Charge for the year	(7,843)	(94,489)	(43,128)	(2,244)	(1,147)	(2)	(148,853)
Disposals or write offs or transfers	960	8,893	5,633	568	182	12	16,248
Currency translation differences	28	264	50	6	(4)	—	344

At end of the year	(52,820)	(596,428)	(324,356)	(14,854)	(6,540)	(115)	(995,113)

Net book value
At end of the year	111,413	733,529	410,990	13,625	9,451	290,880	1,569,888

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)	FINANCIAL STATEMENTS

Company

Year Ended December 31, 2013	Buildings	Oil and Gas Properties	Equipment and Machinery	Motor Vehicles	Other	Construction in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost
At beginning of the year	115,420	895,080	631,979	18,316	10,171	192,158	1,863,124
Transfer from subsidiary	3	—	—	4	—	—	7
Additions	1,253	4,644	3,401	698	509	158,195	168,700
Transfers	10,586	107,401	62,237	—	1,432	(181,656)	—
Disposals or write offs	(4,234)	(4,677)	(74,071)	(2,081)	(464)	(9,697)	(95,224)

At end of the year	123,028	1,002,448	623,546	16,937	11,648	159,000	1,936,607

Accumulated depreciation and impairment
At beginning of the year	(39,403)	(402,756)	(283,566)	(9,586)	(4,829)	(91)	(740,231)
Charge for the year	(6,418)	(66,579)	(35,595)	(1,321)	(858)	—	(110,771)
Disposals or write offs or transfers	1,462	2,623	26,485	893	248	—	31,711

At end of the year	(44,359)	(466,712)	(292,676)	(10,014)	(5,439)	(91)	(819,291)

Net book value
At end of the year	78,669	535,736	330,870	6,923	6,209	158,909	1,117,316

Year Ended December 31, 2012	Buildings	Oil and Gas Properties	Equipment and Machinery	Motor Vehicles	Other	Construction in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost
At beginning of the year	104,118	786,453	529,857	17,687	8,811	200,792	1,647,718
Transfer from subsidiary	10	—	—	—	—	—	10
Additions	957	9,315	3,919	963	404	224,696	240,254
Transfers	11,597	106,434	103,715	—	1,085	(222,831)	—
Disposals or write offs	(1,262)	(7,122)	(5,512)	(334)	(129)	(10,499)	(24,858)

At end of the year	115,420	895,080	631,979	18,316	10,171	192,158	1,863,124

Accumulated depreciation and impairment
At beginning of the year	(34,420)	(348,074)	(252,504)	(8,474)	(4,233)	(93)	(647,798)
Transfer from subsidiary	(5)	—	—	—	—	—	(5)
Charge for the year	(5,730)	(58,641)	(36,035)	(1,418)	(704)	—	(102,528)
Disposals or write offs or transfers	752	3,959	4,973	306	108	2	10,100

At end of the year	(39,403)	(402,756)	(283,566)	(9,586)	(4,829)	(91)	(740,231)

Net book value
At end of the year	76,017	492,324	348,413	8,730	5,342	192,067	1,122,893

FINANCIAL STATEMENTS	2013 ANNUAL REPORT

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

The depreciation charge of the Group for the year ended December 31, 2013 included impairment losses of RMB 3,857 (2012: RMB 981 primarily related to certain of the Group’s chemical production facilities) primarily related to certain of the Group’s chemical production facilities. The impairment of these properties is due primarily to higher production costs and operating costs. The carrying values of these assets were written down to their recoverable values.

The following table indicates the changes to the Group’s exploratory well costs, which are included in construction in progress, for the years ended December 31, 2013 and 2012.

	2013	2012
	RMB	RMB
At beginning of the year	22,338	20,184
Additions to capitalised exploratory well costs pending the determination of proved reserves	30,640	28,639
Reclassified to wells, facilities, and equipment based on the determination of proved reserves	(16,433)	(14,568)
Capitalised exploratory well costs charged to expense	(12,038)	(11,917)

At end of the year	24,507	22,338

The following table provides an aging of capitalised exploratory well costs based on the date the drilling was completed.

	December 31, 2013	December 31, 2012
	RMB	RMB
One year or less	18,736	20,099
Over one year	5,771	2,239

Balance at December 31	24,507	22,338

RMB 5,771 at December 31, 2013 (December 31, 2012: RMB 2,239) of capitalised exploratory well costs over one year are principally related to wells that are under further evaluation of drilling results or pending completion of development planning to ascertain economic viability.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)	FINANCIAL STATEMENTS

17 INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The summarised financial information of the Group’s principal associates and joint ventures, including the aggregated amounts of assets, liabilities, turnover, profit or loss and the interest held by the Group were as follows:

Name	Country of Incorporation	Assets RMB	Liabilities RMB	Turnover RMB	Profit/ (loss) RMB	Interest Held %
As of or for the year ended December 31, 2013:
Dalian West Pacific Petrochemical Co., Ltd.	PRC	11,851	16,109	34,839	(828)	28.44
China Marine Bunker (PetroChina) Co., Ltd.	PRC	8,035	5,473	56,464	73	50.00
China Petroleum Finance Co., Ltd.	PRC	649,208	613,930	15,103	5,237	49.00
Arrow Energy Holdings Pty Ltd.	Australia	46,331	18,918	1,188	(3,910)	50.00
PetroChina United Pipelines Co., Ltd. (i)	PRC	82,984	2,527	10,326	4,333	50.00
CNPC Captive Insurance Co., Ltd. (ii)	PRC	5,068	69	37	(1)	49.00
As of or for the year ended December 31, 2012:
Dalian West Pacific Petrochemical Co., Ltd.	PRC	9,026	12,462	38,738	(1,974)	28.44
China Marine Bunker (PetroChina) Co., Ltd.	PRC	11,152	8,634	58,018	(618)	50.00
China Petroleum Finance Co., Ltd.	PRC	593,445	562,778	13,824	4,688	49.00
Arrow Energy Holdings Pty Ltd.	Australia	54,894	19,925	1,162	(3,592)	50.00
PetroChina United Pipelines Co., Ltd. (i)	—	—	—	—	—	—
CNPC Captive Insurance Co., Ltd. (ii)	—	—	—	—	—	—

(i)	In June 2013, PetroChina United Pipelines Company Limited, in which the Group has a 50% equity interest, was established with a registered capital of 40,000 million.
(ii)	In December 2013, CNPC Captive Insurance Company Limited, in which the Group has a 49% equity interest, was established with a registered capital of 5,000 million.

FINANCIAL STATEMENTS	2013 ANNUAL REPORT

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

Dividends received and receivable from associates and joint ventures were RMB 9,226 in 2013 (2012: RMB 5,345).

In 2013, investments in associates and joint ventures of RMB 238 (2012: RMB 29) were disposed of, resulting in a gain of RMB 11 (2012: a gain of RMB 3).

In 2013, the share of profit and other comprehensive income in all individually immaterial joint ventures accounted for using equity method in aggregate was RMB 7,313 million (2012: RMB 8,144 million) and RMB 15 million (2012: RMB 2 million), respectively.

Interest in Associates

Summarised financial information in respect of the Group’s principal associates and reconciliation to carrying amount is as follows:

	Dalian West Pacific Petrochemical Co., Ltd.		China Petroleum Finance Co., Ltd.		CNPC Captive Insurance Co., Ltd.
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
	RMB	RMB	RMB	RMB	RMB	RMB
Percentage ownership interest (%)	28.44	28.44	49.00	49.00	49.00	NA
Current assets	8,891	6,136	336,964	370,809	5,055	NA
Non-current assets	2,960	2,890	312,244	222,636	13	NA
Current liabilities	15,718	11,462	583,708	536,976	69	NA
Non-current liabilities	391	1,000	30,222	25,802	—	NA
Net assets	(4,258)	(3,436)	35,278	30,667	4,999	NA
Group’s share of net assets	—	—	17,286	15,026	2,449	NA
Goodwill	—	—	349	349	—	NA
Carrying amount of interest in associates	—	—	17,635	15,375	2,449	NA

Summarised statement of comprehensive income is as follows:

	Dalian West Pacific Petrochemical Co., Ltd.		China Petroleum Finance Co., Ltd.		CNPC Captive Insurance Co., Ltd.
	2013	2012	2013	2012	2013	2012
	RMB	RMB	RMB	RMB	RMB	RMB
Turnover	34,839	38,738	15,103	13,824	37	NA
(Loss) / profit for the year	(828)	(1,974)	5,237	4,688	(1)	NA
Other comprehensive (loss) / income	—	—	(588)	240	—	NA
Total comprehensive (loss) / income	(828)	(1,974)	4,649	4,928	(1)	NA

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)	FINANCIAL STATEMENTS

Interest in Joint Ventures

Summarised balance sheet in respect of the Group’s principal joint ventures and reconciliation to carrying amount is as follows:

	China Marine Bunker (PetroChina) Co., Ltd.		Arrow Energy Holdings Pty Ltd.		PetroChina United Pipelines Co., Ltd.
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
	RMB	RMB	RMB	RMB	RMB	RMB
Percentage ownership interest (%)	50.00	50.00	50.00	50.00	50.00	NA
Non-current assets	2,059	2,156	45,271	53,393	81,015	NA
Current assets	5,976	8,996	1,060	1,501	1,969	NA
Including: cash and cash equivalents	1,496	1,075	582	817	6	NA
Non-current liabilities	718	752	16,974	17,295	—	NA
Including: Non-current financial liabilities excluding trade and other payables and provisions	510	527	9,530	6,802	—	NA
Current liabilities	4,755	7,882	1,944	2,630	2,527	NA
Including: Current financial liabilities excluding trade and other payables and provisions	1,656	4,040	253	276	—	NA
Net assets	2,562	2,518	27,413	34,969	80,457	NA
Net asset attributable to owners	2,370	2,344	27,413	34,969	80,457	NA
Group’s share of net assets	1,185	1,172	13,706	17,485	40,229	NA
Elimination of unrealized profit	—	—	—	—	(4,694)	NA
Elimination of transactions with the Group	—	—	(28)	(21)	—	NA
Carrying amount of interest in joint ventures	1,185	1,172	13,678	17,464	35,535	NA

FINANCIAL STATEMENTS	2013 ANNUAL REPORT

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

Summarised statement of comprehensive income and dividends received by the group is as follows:

	China Marine Bunker (PetroChina) Co., Ltd.		Arrow Energy Holdings Pty Ltd.		PetroChina United Pipelines Co., Ltd.
	2013	2012	2013	2012	2013	2012
	RMB	RMB	RMB	RMB	RMB	RMB
Turnover	56,464	58,018	1,188	1,162	10,326	NA
Depreciation, depletion and amortization	—	—	(543)	(662)	(2,209)	NA
Interest income	18	17	14	21	3	NA
Interest expense	(79)	(92)	(987)	(822)	—	NA
Income tax expense	(34)	(26)	(1,459)	(1,465)	(1,095)	NA
Net profit / (loss)	73	(618)	(3,910)	(3,592)	4,333	NA
Total comprehensive income / (loss) 100%	43	(616)	(6,608)	(1,005)	4,333	NA
Total comprehensive income / (loss) by share	22	(308)	(3,304)	(503)	2,167	NA
Elimination of unrealized profit	—	—	—	—	(4,694)	NA
Group’s share of profit and total comprehensive income	22	(308)	(3,304)	(503)	(2,527)	NA
Dividends received by the group	—	—	—	—	1,950	NA

18 AVAILABLE-FOR-SALE FINANCIAL ASSETS

	Group		Company
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
	RMB	RMB	RMB	RMB
Available-for-sale financial assets	1,961	2,118	1,619	1,611
Less: Impairment losses	(320)	(318)	(310)	(314)

	1,641	1,800	1,309	1,297

Available-for-sale financial assets comprise principally unlisted equity securities.

In 2013, available-for-sale financial assets of RMB 51 (2012: RMB 25) were disposed of, resulting in the realisation of a loss of RMB 10 (2012: a gain of RMB 45).

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)	FINANCIAL STATEMENTS

19 SUBSIDIARIES

The principal subsidiaries of the Group are:

Company Name	Country of Incorporation	Issued Capital RMB	Type of Legal Entity	Attributable Equity Interest %	Voting rights %	Principal Activities

Daqing Oilfield Company Limited	PRC	47,500	Limited liability company	100.00	100.00	Exploration, production and sale of crude oil and natural gas

CNPC Exploration and Development Company Limited (i)	PRC	16,100	Limited liability company	50.00	57.14	Exploration, production and sale of crude oil and natural gas in and outside the PRC

PetroChina Hong Kong Limited	Hong Kong	HK Dollar 7,592	Limited liability company	100.00	100.00	Investment holding. The principal activities of its subsidiaries, associates and joint ventures are the exploration, production and sale of crude oil in and outside the PRC as well as natural gas sale and transmission in the PRC

PetroChina International Investment Company Limited	PRC	31,314	Limited liability company	100.00	100.00	Investment holding. The principal activities of its subsidiaries and joint ventures are the exploration, development and production of crude oil, natural gas, oilsands and coalbed methane outside the PRC

PetroChina International Company Limited	PRC	14,000	Limited liability company	100.00	100.00	Marketing of refined products and trading of crude oil and petrochemical products, storage, investment in refining, chemical engineering, storage facilities, service station, and transportation facilities and related business in and outside the PRC

PetroChina Northwest United Pipeline Company Limited	PRC	62,500	Limited liability company	52.00	52.00	Storage, transportation and development of crude oil and natural gas, construction and related technology consulting of petroleum and natural gas pipeline project, import and export of goods and technology, purchase and sale of materials in the PRC

(i)	The Group consolidated the financial statements of the entity because it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

FINANCIAL STATEMENTS	2013 ANNUAL REPORT

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

Summarised financial information in respect of the Group’s principal subsidiaries with significant non-controlling interests as follows:

	CNPC Exploration and Development Company Limited		PetroChina Northwest United Pipeline Company Limited
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
	RMB	RMB	RMB	RMB
Percentage ownership interest (%)	50%	50%	52%	52%
Current assets	19,976	50,732	32,988	37,500
Non-current assets	134,796	91,281	30,530	—
Current liabilities	26,789	21,797	152	19
Non-current liabilities	20,749	18,076	—	—
Net assets	107,234	102,140	63,366	37,481

Summarised statement of comprehensive income is as follows:

	CNPC Exploration and Development Company Limited		PetroChina Northwest United Pipeline Company Limited
	2013	2012	2013	2012
	RMB	RMB	RMB	RMB
Turnover	63,260	63,685	186	—
Profit / (loss) from continuing operations	12,700	18,658	882	(19)
Total comprehensive income / (loss)	9,568	18,414	882	(19)
Profit / (loss) allocated to non-controlling interests	8,424	11,744	424	(9)
Dividends paid to non-controlling interests	3,534	7,583	—	—

Summarised statement of cash as follows:

	CNPC Exploration and Development Company Limited		PetroChina Northwest United Pipeline Company Limited
	2013	2012	2013	2012
	RMB	RMB	RMB	RMB
Net cash inflow / (outflow) from operating activities	9,523	18,071	(257)	—
Net cash outflow from investing activities	(5,876)	(14,481)	(24,743)	(37,500)
Net cash (outflow) / inflow from financing activities	(5,152)	(2,204)	25,000	37,500
Effect of foreign exchange rate changes on cash and cash equivalents	(420)	271	—	—
Net (decrease) / increase in cash and cash equivalents	(1,925)	1,657	—	—
Cash and cash equivalents at the beginning of the year	4,718	3,061	—	—
Cash and cash equivalents at the end of the year	2,793	4,718	—	—

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)	FINANCIAL STATEMENTS

20 ADVANCE OPERATING LEASE PAYMENTS

	Group		Company
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
	RMB	RMB	RMB	RMB
Land use rights	45,194	39,693	35,921	31,772
Advance lease payments	17,255	16,469	15,037	14,342

	62,449	56,162	50,958	46,114

Advance operating lease payments are amortised over the related lease terms using the straight-line method.

21 INTANGIBLE AND OTHER NON-CURRENT ASSETS

Group

	December 31, 2013			December 31, 2012
	Cost	Accumulated amortisation	Net	Cost	Accumulated amortisation	Net
	RMB	RMB	RMB	RMB	RMB	RMB
Patents and Technical know-how	6,698	(3,809)	2,889	6,377	(3,312)	3,065
Computer software	6,416	(3,833)	2,583	5,631	(3,037)	2,594
Goodwill (i)	7,225	—	7,225	7,582	—	7,582
Other	15,832	(4,075)	11,757	14,281	(3,380)	10,901

Intangible assets	36,171	(11,717)	24,454	33,871	(9,729)	24,142

Other assets			42,816			38,906

			67,270			63,048

(i)	Goodwill primarily relates to the acquisition of Singapore Petroleum Company and Petroineos Trading Limited, completed in 2009 and 2011 respectively. The recoverable amount of all cash-generating unites has been determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on financial budgets approved by management. The discount rates used are pre-tax and reflect specific risks relating to the cash-generating unit. Based on the estimated recoverable amount, no impairment was identified.

FINANCIAL STATEMENTS	2013 ANNUAL REPORT

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

Company

	December 31, 2013			December 31, 2012
	Cost	Accumulated amortisation	Net	Cost	Accumulated amortisation	Net
	RMB	RMB	RMB	RMB	RMB	RMB
Patents and Technical know-how	6,060	(3,185)	2,875	5,739	(2,687)	3,052
Computer software	5,478	(3,189)	2,289	4,798	(2,477)	2,321
Other	11,086	(3,107)	7,979	9,520	(2,576)	6,944

Intangible assets	22,624	(9,481)	13,143	20,057	(7,740)	12,317

Other assets			26,645			26,078

			39,788			38,395

22 INVENTORIES

	Group		Company
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
	RMB	RMB	RMB	RMB
Crude oil and other raw materials	94,823	77,452	75,307	62,835
Work in progress	17,529	16,280	18,600	18,011
Finished goods	115,247	120,987	79,733	85,613
Spare parts and consumables	49	43	18	19

	227,648	214,762	173,658	166,478
Less: Write down in inventories	(631)	(645)	(368)	(404)

	227,017	214,117	173,290	166,074

The carrying amounts of inventories of the Group, which are carried at net realisable value, amounted to RMB 5,426 at December 31, 2013 (December 31, 2012: RMB 5,732).

23 ACCOUNTS RECEIVABLE

	Group		Company
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
	RMB	RMB	RMB	RMB
Accounts receivable	64,523	65,035	5,095	4,658
Less: Provision for impairment of receivables	(496)	(585)	(401)	(460)

	64,027	64,450	4,694	4,198

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)	FINANCIAL STATEMENTS

The aging analysis of accounts receivable (net of impairment of accounts receivable) based on the invoice date (or date of revenue recognition, if earlier), at December 31, 2013 and 2012 is as follows:

	Group		Company
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
	RMB	RMB	RMB	RMB
Within 1 year	63,443	64,031	4,318	4,097
Between 1 and 2 years	475	306	326	35
Between 2 and 3 years	41	29	12	8
Over 3 years	68	84	38	58

	64,027	64,450	4,694	4,198

The Group offers its customers credit terms up to 180 days.

Movements in the provision for impairment of accounts receivable are as follows:

	Group
	2013	2012
	RMB	RMB
At beginning of the year	585	850
Provision for impairment of accounts receivable	8	6
Receivables written off as uncollectible	(36)	(236)
Reversal of provision for impairment of accounts receivable	(61)	(35)

At end of the year	496	585

24 PREPAID EXPENSES AND OTHER CURRENT ASSETS

	Group		Company
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
	RMB	RMB	RMB	RMB
Other receivables	20,328	16,708	56,424	49,092
Advances to suppliers	11,462	11,300	4,410	4,522

	31,790	28,008	60,834	53,614
Less: Provision for impairment	(2,543)	(2,557)	(761)	(781)

	29,247	25,451	60,073	52,833
Value-added tax to be deducted	33,484	29,557	26,373	23,049
Prepaid expenses	945	1,229	491	591
Other current assets	4,623	1,775	860	319

	68,299	58,012	87,797	76,792

FINANCIAL STATEMENTS	2013 ANNUAL REPORT

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

25 NOTES RECEIVABLE

Notes receivable represent mainly bills of acceptance issued by banks for the sale of goods and products. All notes receivable are due within one year.

26 CASH AND CASH EQUIVALENTS

The weighted average effective interest rate on bank deposits was 2.03% per annum for the year ended December 31, 2013 (2012: 2.33% per annum).

27 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	Group		Company
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
	RMB	RMB	RMB	RMB
Trade payables	130,353	131,928	41,754	39,401
Advances from customers	46,804	38,131	29,748	27,099
Salaries and welfare payable	4,836	4,161	3,403	3,024
Accrued expenses	137	141	117	122
Dividends payable by subsidiaries to non-controlling shareholders	1,017	2,288	—	—
Interest payable	2,861	1,999	2,575	1,871
Construction fee and equipment cost payables	167,722	146,499	128,677	116,019
Other	29,274	26,309	20,737	17,308

	383,004	351,456	227,011	204,844

Other consists primarily of customer deposits.

The aging analysis of trade payables at December 31, 2013 and 2012 is as follows:

	Group		Company
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
	RMB	RMB	RMB	RMB
Within 1 year	125,459	126,933	38,693	36,964
Between 1 and 2 years	2,756	3,279	1,646	1,118
Between 2 and 3 years	911	818	468	563
Over 3 years	1,227	898	947	756

	130,353	131,928	41,754	39,401

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)	FINANCIAL STATEMENTS

28 BORROWINGS

	Group		Company
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
	RMB	RMB	RMB	RMB
Short-term borrowings excluding current portion of long-term borrowings	110,894	143,409	126,463	181,974
Current portion of long-term borrowings	81,873	7,838	55,089	6,626

	192,767	151,247	181,552	188,600
Long-term borrowings	302,862	293,774	260,775	256,536

	495,629	445,021	442,327	445,136

Borrowings of the Group of RMB 44,052 were guaranteed by CNPC, its fellow subsidiaries and a third party at December 31, 2013 (December 31, 2012: RMB 21,942).

The Group’s borrowings include secured liabilities totaling RMB 5,604 at December 31, 2013 (December 31, 2012: RMB 3,718). These borrowings are majority secured over certain of the Group’s time deposits with maturities over one year and property, plant and equipment amounting to RMB 5,486 (December 31, 2012: RMB 3,719 of the Group’s intangible assets and property, plant and equipment were used for collateral).

	Group		Company
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
	RMB	RMB	RMB	RMB
Total borrowings:
- interest free	181	195	181	195
- at fixed rates	335,749	348,659	322,643	342,550
- at floating rates	159,699	96,167	119,503	102,391

	495,629	445,021	442,327	445,136

Weighted average effective interest rates:
- bank loans	2.34%	3.14%	3.10%	4.09%
- corporate debentures	4.59%	4.58%	4.59%	4.60%
- medium-term notes	3.93%	3.93%	3.93%	3.93%
- other loans	4.26%	4.56%	4.26%	4.30%

FINANCIAL STATEMENTS	2013 ANNUAL REPORT

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

The borrowings by major currency at December 31, 2013 and December 31, 2012 are as follows:

	Group		Company
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
	RMB	RMB	RMB	RMB

RMB	376,113	377,993	402,487	414,369
US Dollar	115,649	62,737	39,735	30,648
Other currency	3,867	4,291	105	119

	495,629	445,021	442,327	445,136

The fair values of the Group’s long-term borrowings including the current portion of long-term borrowings are RMB 368,715 (December 31, 2012: RMB 295,911) at December 31, 2013. The fair values of the Company’s long-term borrowings including the current portion of long-term borrowings are RMB 303,925 (December 31, 2012: RMB 257,935) at December 31, 2013. The carrying amounts of short-term borrowings approximate their fair values.

The fair values are based on discounted cash flows using applicable discount rates based upon the prevailing market rates of interest available to the Group for financial instruments with substantially the same terms and characteristics at the dates of the statement of financial position. Such discount rates ranged from 0.37% to 6.55% per annum as of December 31, 2013 (December 31, 2012: 0.44% to 6.55%) depending on the type of the borrowings.

The following table sets out the borrowings’ remaining contractual maturities at the date of the statement of financial position, which are based on contractual undiscounted cash flows including principal and interest, and the earliest contractual maturity date:

	Group		Company
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
	RMB	RMB	RMB	RMB
Within 1 year	209,010	166,089	199,889	203,968
Between 1 and 2 years	72,992	92,311	61,710	75,696
Between 2 and 5 years	203,330	162,992	178,810	143,194
After 5 years	59,831	83,806	56,824	80,929

	545,163	505,198	497,233	503,787

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)	FINANCIAL STATEMENTS

29 SHARE CAPITAL

	Group and Company
	December 31, 2013	December 31, 2012
	RMB	RMB
Registered, issued and fully paid:
A shares	161,922	161,922
H shares	21,099	21,099

	183,021	183,021

In accordance with the Restructuring Agreement between CNPC and the Company effective as of November 5, 1999, the Company issued 160 billion state-owned shares in exchange for the assets and liabilities transferred to the Company by CNPC. The 160 billion state-owned shares were the initial registered capital of the Company with a par value of RMB 1.00 yuan per share.

On April 7, 2000, the Company issued 17,582,418,000 shares, represented by 13,447,897,000 H shares and 41,345,210 ADSs (each representing 100 H shares) in a global initial public offering (“Global Offering”) and the trading of the H shares and the ADSs on the Stock Exchange of Hong Kong Limited and the New York Stock Exchange commenced on April 7, 2000 and April 6, 2000, respectively. The H shares and ADSs were issued at prices of HK$ 1.28 per H share and US$ 16.44 per ADS respectively for which the net proceeds to the Company were approximately RMB 20 billion. The shares issued pursuant to the Global Offering rank equally with existing shares.

Pursuant to the approval of the China Securities Regulatory Commission, 1,758,242,000 state-owned shares of the Company owned by CNPC were converted into H shares for sale in the Global Offering.

On September 1, 2005, the Company issued an additional 3,196,801,818 new H shares at HK$ 6.00 per share and net proceeds to the Company amounted to approximately RMB 19,692. CNPC also sold 319,680,182 state-owned shares it held concurrently with PetroChina’s sale of new H shares in September 2005.

On November 5, 2007, the Company issued 4,000,000,000 new A shares at RMB 16.70 yuan per share and net proceeds to the Company amounted to approximately RMB 66,243 and the listing and trading of the A shares on the Shanghai Stock Exchange commenced on November 5, 2007.

Following the issuance of the A shares, all the existing state-owned shares issued before November 5, 2007 held by CNPC have been registered with the China Securities Depository and Clearing Corporation Limited as A shares.

Shareholders’ rights are governed by the Company Law of the PRC that requires an increase in registered capital to be approved by the shareholders in shareholders’ general meetings and the relevant PRC regulatory authorities.

FINANCIAL STATEMENTS	2013 ANNUAL REPORT

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

30 RESERVES

	Group		Company
	2013	2012	2013	2012
	RMB	RMB	RMB	RMB
Capital Reserve
Beginning balance	133,308	133,308	130,681	130,681

Ending balance	133,308	133,308	130,681	130,681
Statutory Common Reserve Fund (a)
Beginning balance	161,623	151,280	150,523	140,180
Transfer from retained earnings	13,436	10,343	13,436	10,343
Others	(8)	—	—	—

Ending balance	175,051	161,623	163,959	150,523
Special Reserve-Safety Fund Reserve
Beginning balance	10,054	9,107	7,080	6,474
Safety fund reserve	(1,132)	947	(682)	606

Ending balance	8,922	10,054	6,398	7,080
Currency translation differences
Beginning balance	(5,115)	(4,999)	—	—
Currency translation differences	(8,841)	(116)	—	—

Ending balance	(13,956)	(5,115)	—	—
Other reserves
Beginning balance	(22,689)	(25,689)	(6,487)	(6,547)
Transaction with non-controlling interests in subsidiaries	—	320	—	—
Acquisition of subsidiaries	—	(77)	—	—
Fair value gain / (loss) on available-for-sale financial assets	37	3	(20)	60
Share of the other comprehensive income of associates and joint ventures accounted for using the equity method	(218)	127	—	—
Capital contribution from non-controlling interests	(20)	2,279	—	—
Disposal of subsidiaries	1	—	—	—
Other	(22)	348	(20)	—

Ending balance	(22,911)	(22,689)	(6,527)	(6,487)

	280,414	277,181	294,511	281,797

(a)	Pursuant to the PRC regulations and the Company’s Articles of Association, the Company is required to transfer 10% of its net profit, as determined under the PRC accounting regulations, to a Statutory Common Reserve Fund (“Reserve Fund”). Appropriation to the Reserve Fund may cease when the fund aggregates to 50% of the Company’s registered capital. The transfer to this reserve must be made before distribution of dividends to shareholders.

The Reserve Fund shall only be used to make good previous years’ losses, to expand the Company’s production operations, or to increase the capital of the Company. Upon approval of a resolution of shareholders’ in a general meeting, the Company may convert its Reserve Fund into share capital and issue bonus shares to existing shareholders in proportion to their original shareholdings or to increase the nominal value of each share currently held by them, provided that the balance of the Reserve Fund after such issuance is not less than 25% of the Company’s registered capital.

(b)	According to the relevant PRC regulations, the distributable reserve is the lower of the retained earnings computed under PRC accounting regulations and IFRS. As of December 31, 2013, the Company’s distributable reserve amounted to RMB 580,720 (December 31, 2012: RMB 511,270).

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)	FINANCIAL STATEMENTS

31 DEFERRED TAXATION

Deferred taxation is calculated on temporary differences under the liability method using a principal tax rate of 25%.

The movements in the deferred taxation account are as follows:

	Group		Company
	2013	2012	2013	2012
	RMB	RMB	RMB	RMB

At beginning of the year	20,843	20,244	4,415	3,933
Transfer to profit and loss (Note 12)	(16,323)	275	(13,576)	468
(Credit) / charge to other comprehensive income	(6)	14	(6)	14
Acquisition of subsidiaries	—	220	—	—
Currency translation differences	(574)	90	—	—

At end of the year	3,940	20,843	(9,167)	4,415

Deferred tax balances before offset are attributable to the following items:

	Group		Company
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
	RMB	RMB	RMB	RMB
Deferred tax assets:
Current:
Receivables and inventories	13,522	10,842	6,548	6,151
Tax losses	15,615	1,770	12,884	—
Non-current:
Impairment of long-term assets	7,362	5,268	7,018	4,997
Other	4,859	4,796	2,765	2,789

Total deferred tax assets	41,358	22,676	29,215	13,937

Deferred tax liabilities:
Non-current:
Accelerated tax depreciation	40,476	39,261	19,966	18,267
Other	4,822	4,258	82	85

Total deferred tax liabilities	45,298	43,519	20,048	18,352

Net deferred tax assets	—	—	9,167	—

Net deferred tax liabilities	3,940	20,843	—	4,415

FINANCIAL STATEMENTS	2013 ANNUAL REPORT

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

Deferred tax balances after offset are listed as below:

	Group		Company
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
	RMB	RMB	RMB	RMB
Deferred tax assets	11,226	1,443	9,167	—
Deferred tax liabilities	15,166	22,286	—	4,415

There were no material unrecognised tax losses at December 31, 2013 and 2012.

32 ASSET RETIREMENT OBLIGATIONS

	Group		Company
	2013	2012	2013	2012
	RMB	RMB	RMB	RMB

At beginning of the year	83,928	68,702	55,676	45,343
Liabilities incurred	6,729	11,519	3,078	7,854
Liabilities settled	(662)	(490)	(505)	(299)
Accretion expense (Note 10)	4,690	4,237	3,042	2,778
Currency translation differences	(154)	(40)	—	—

At end of the year	94,531	83,928	61,291	55,676

Asset retirement obligations relate to oil and gas properties (Note 16).

33 PENSIONS

The Group participates in various employee retirement benefit plans (Note 3(t)). Expenses incurred by the Group in connection with the retirement benefit plans for the year ended December 31, 2013 amounted to RMB14,855 (2012: RMB 13,400).

34 CONTINGENT LIABILITIES

(a) Bank and other guarantees

At December 31, 2013 and 2012, the Group did not guarantee related parties or third parties any borrowings or others.

(b) Environmental liabilities

China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. Under existing legislation, however, management believes that there are no probable liabilities, except for the amounts which have already been reflected in the consolidated financial statements, which may have a material adverse effect on the financial position of the Group.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)	FINANCIAL STATEMENTS

(c) Legal contingencies

Notwithstanding certain insignificant lawsuits as well as other proceedings outstanding, management believes that any resulting liabilities will not have a material adverse effect on the financial position of the Group.

(d) Group insurance

The Group has insurance coverage for vehicles and certain assets that are subject to significant operating risks, third-party liability insurance against claims relating to personal injury, property and environmental damages that result from accidents and also employer liabilities insurance. The potential effect on the financial position of the Group of any liabilities resulting from future uninsured incidents cannot be estimated by the Group at present.

35 COMMITMENTS

(a) Operating lease commitments

Operating lease commitments of the Group are mainly for leasing of land, buildings and equipment. Leases range from 1 to 50 years and usually do not contain renewal options. Future minimum lease payments as of December 31, 2013 and 2012 under non-cancellable operating leases are as follows:

	December 31, 2013	December 31, 2012
	RMB	RMB
No later than 1 year	6,421	6,148
Later than 1 year and no later than 5 years	19,013	19,096
Later than 5 years	74,270	77,093

	99,704	102,337

(b) Capital commitments

At December 31, 2013, the Group’s capital commitments contracted but not provided for mainly relating to property, plant and equipment were RMB 55,743 (December 31, 2012: RMB 47,196).

The operating lease and capital commitments above are transactions mainly with CNPC and its fellow subsidiaries.

(c) Exploration and production licenses

The Company is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Land and Resources. Payments incurred were RMB 717 for the year ended December 31, 2013 (2012: RMB 758).

FINANCIAL STATEMENTS	2013 ANNUAL REPORT

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

Estimated annual payments for the next five years are as follows:

	December 31, 2013	December 31, 2012
	RMB	RMB
Within one year	800	1,000
Between one and two years	800	1,000
Between two and three years	800	1,000
Between three and four years	800	1,000
Between four and five years	800	1,000

36 MAJOR CUSTOMERS

The Group’s major customers are as follows:

	2013		2012
	Revenue	Percentage of Total revenue	Revenue	Percentage of Total revenue
	RMB	%	RMB	%

China Petroleum & Chemical Corporation	72,641	3	93,394	4
CNPC and its fellow subsidiaries	80,757	4	69,729	3

	153,398	7	163,123	7

37 RELATED PARTY TRANSACTIONS

CNPC, the controlling shareholder of the Company, is a state-controlled enterprise directly controlled by the PRC government.

Related parties include CNPC and its fellow subsidiaries, their associates and joint ventures, other state-owned enterprises and their subsidiaries which the PRC government has control, joint control or significant influence over and enterprises which the Group is able to control, jointly control or exercise significant influence over, key management personnel of the Company and CNPC and their close family members.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)	FINANCIAL STATEMENTS

(a) Transactions with CNPC and its fellow subsidiaries, associates and joint ventures of the Group

The Group has extensive transactions with other companies in CNPC and its fellow subsidiaries. Due to these relationships, it is possible that the terms of the transactions between the Group and other members of CNPC and its fellow subsidiaries are not the same as those that would result from transactions with other related parties or wholly unrelated parties.

The principal related party transactions with CNPC and its fellow subsidiaries, associates and joint ventures of the Group which were carried out in the ordinary course of business, are as follows:

On August 25, 2011, based on the terms of the Comprehensive Products and Services Agreement amended in 2008, the Company and CNPC entered into a new Comprehensive Products and Services Agreement (“the Comprehensive Products and Services Agreement”) for a period of three years which took effect on January 1, 2012. The Comprehensive Products and Services Agreement provides for a range of products and services which may be required and requested by either party. The products and services to be provided by CNPC and its fellow subsidiaries to the Group under the Comprehensive Products and Services Agreement include construction and technical services, production services, supply of material services, social services, ancillary services and financial services. The products and services required and requested by either party are provided in accordance with (1) government-prescribed prices; or (2) where there is no government-prescribed price, with reference to relevant market prices; or (3) where neither (1) nor (2) is applicable, the actual cost incurred or the agreed contractual price.

•	Sales of goods represent the sale of crude oil, refined products, chemical products and natural gas, etc. The total amount of these transactions amounted to RMB 115,884 in the year ended December 31, 2013 (2012: RMB 97,137).

•	Sales of services principally represent the provision of services in connection with the transportation of crude oil and natural gas, etc. The total amount of these transactions amounted to RMB 9,139 in the year ended December 31, 2013 (2012: RMB 8,392).

•	Purchases of goods and services principally represent construction and technical services, production services, social services, ancillary services and material supply services, etc. The total amount of these transactions amounted to RMB 397,015 in the year ended December 31, 2013 (2012: RMB 365,748).

•	Purchases of assets principally represent the purchases of manufacturing equipment, office equipment and transportation equipment, etc. The total amount of these transactions amounted to RMB 1,228 in the year ended December 31, 2013 (2012: RMB 1,009).

FINANCIAL STATEMENTS	2013 ANNUAL REPORT

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

•	Amounts due from and to CNPC and its fellow subsidiaries, associates and joint ventures of the Group included in the following accounts captions are summarised as follows:

	December 31, 2013	December 31, 2012
	RMB	RMB

Accounts receivable	7,945	16,868
Prepayments and other receivables	5,532	4,111
Other non-current assets	19,067	23,237
Accounts payable and accrued liabilities	105,431	82,988
Other non-current liabilities	3,000	2,000

•	Interest income represents interests from deposits placed with CNPC and its fellow subsidiaries. The total interest income amounted to RMB 429 in the year ended December 31, 2013 (2012: RMB 503). The balance of deposits at December 31, 2013 was RMB 16,839 (December 31, 2012: RMB 4,394).

•	Purchases of financial service principally represents interest charged on the loans from CNPC and its fellow subsidiaries, insurance fee, etc. The total amount of these transactions amounted to RMB 17,638 in the year ended December 31, 2013 (2012: RMB 13,998).

•	The borrowings from CNPC and its fellow subsidiaries at December 31, 2013 were RMB 327,478 (December 31, 2012: RMB 273,086).

•	Rents and other payments made under financial leasing represent the payable by the Group (including all rents, leasing service fees and prices for exercising purchase options) for the period according to the financial leasing agreements entered into by the Group and CNPC and its fellow subsidiaries. The total rents and other payments made under financial leasing amounted to RMB 193 in the year ended December 31, 2013 (December 31, 2012: RMB nil).

On August 25, 2011, based on the Land Use Rights Leasing Contract signed in 2000, the Company and CNPC entered into a Supplemental Land Use Rights Leasing Contract which took effect on January 1, 2012. The Supplemental Land Use Rights Leasing Contract provides for the lease of land covering an aggregate area of approximately 1,783 million square meters located throughout the PRC at a maximal annual fee (exclusive of tax and government charges) of RMB 3,892. The Supplemental Land Use Rights Leasing Contract will expire at the same time as the Land Use Rights Leasing Contract. The area and total fee payable for the lease of all such property may be adjusted with the Company’s operating needs and by reference to market price every three years.

On August 25, 2011, based on the Buildings Leasing Contract and Supplemental Building Leasing Agreement, the Company and CNPC entered into a Revised Buildings Leasing Contract which took effect thereafter. Under this contract, buildings covering an aggregate area of 734,316 square meters were leased at an average annual fee of RMB 1,049 yuan per square meter. The Revised Building Leasing Contract will expire at the same time as the Building Leasing Agreement. The area and total fee payable for the lease of all such property may, every three years, be adjusted with the Company’s operating needs and by reference to market price which the adjusted prices will not exceed.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)	FINANCIAL STATEMENTS

(b) Key management compensation

	2013	2012
	RMB’000	RMB’000
Emoluments and other benefits	14,677	14,284
Contribution to retirement benefit scheme	822	779

	15,499	15,063

Note:	Emoluments set out above for the year ended December 31, 2013 exclude RMB 9.07 paid to key management of the Company for the year of 2010, 2011 and 2012 of the deferred merit pay in accordance with relevant requirements by the PRC government (2012: RMB 0.50).

(c) Transactions with other state-controlled entities in the PRC

Apart from transactions with CNPC and its fellow subsidiaries, associates and joint ventures of the Group, the Group has transactions with other state-controlled entities include but not limited to the following:

•	Sales and purchases of goods and services,

•	Purchases of assets,

•	Lease of assets; and

•	Bank deposits and borrowings

These transactions are conducted in the ordinary course of the Group’s business.

38 SEGMENT INFORMATION

The Group is principally engaged in a broad range of petroleum related products, services and activities. The Group’s operating segments comprise: Exploration and Production, Refining and Chemicals, Marketing, and Natural Gas and Pipeline. On the basis of these operating segments, the management of the Company assesses the segmental operating results and allocates resources. Sales between operating segments are conducted principally at market prices. Additionally, the Group presents geographical information based on entities located in regions with a similar risk profile.

The Exploration and Production segment is engaged in the exploration, development, production and marketing of crude oil and natural gas.

The Refining and Chemicals segment is engaged in the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, and derivative petrochemical products and other chemical products.

The Marketing segment is engaged in the marketing of refined products and the trading business.

The Natural Gas and Pipeline segment is engaged in the transmission of natural gas, crude oil and refined products and the sale of natural gas.

FINANCIAL STATEMENTS	2013 ANNUAL REPORT

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

The Head Office and Other segment relates to cash management and financing activities, the corporate center, research and development, and other business services supporting the operating business segments of the Group.

The accounting policies of the operating segments are the same as those described in Note 3 - “Summary of Principal Accounting Policies”.

The segment information for the operating segments for the year ended December 31, 2013 and 2012 are as follows:

Year Ended December 31, 2013	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB

Turnover	783,694	871,815	1,946,806	232,751	2,687	3,837,753
Less: intersegment sales	(618,851)	(681,687)	(263,100)	(15,360)	(631)	(1,579,629)

Turnover from external customers	164,843	190,128	1,683,706	217,391	2,056	2,258,124

Depreciation, depletion and amortisation	(115,528)	(22,478)	(11,280)	(11,838)	(2,241)	(163,365)

Profit / (loss) from operations	189,698	(24,392)	7,562	28,888	(13,114)	188,642
Finance costs:
Exchange gain						4,157
Exchange loss						(4,105)
Interest income						2,222
Interest expense						(23,081)

Total net finance costs						(20,807)

Share of profit of associates and joint ventures	4,688	(6)	509	2,490	2,547	10,228

Profit before income tax expense						178,063
Income tax expense						(35,789)

Profit for the year						142,274

Segment assets	1,162,903	366,602	372,049	437,900	1,509,573	3,849,027
Other assets						11,226
Investments in associates and joint ventures	46,366	1,023	10,606	38,621	20,084	116,700
Elimination of intersegment balances (a)						(1,634,843)

Total assets						2,342,110

Segment capital expenditure	226,376	26,671	7,101	57,439	1,109	318,696

Segment liabilities	487,745	151,415	191,534	174,808	661,173	1,666,675
Other liabilities						84,884
Elimination of intersegment balances (a)						(679,384)

Total liabilities						1,072,175

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)	FINANCIAL STATEMENTS

Year Ended December 31, 2012	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB

Turnover	789,818	883,218	1,890,558	202,196	2,530	3,768,320
Less: intersegment sales	(623,166)	(702,275)	(225,618)	(21,562)	(403)	(1,573,024)

Turnover from external customers	166,652	180,943	1,664,940	180,634	2,127	2,195,296

Depreciation, depletion and amortisation	(103,838)	(17,295)	(10,004)	(19,503)	(1,335)	(151,975)

Profit / (loss) from operations	214,955	(43,511)	16,391	(2,110)	(11,206)	174,519

Finance costs:
Exchange gain						3,339
Exchange loss						(3,208)
Interest income						2,063
Interest expense						(18,164)

Total net finance costs						(15,970)

Share of profit of associates and joint ventures	5,758	(5)	(17)	179	2,347	8,262

Profit before income tax expense						166,811
Income tax expense						(36,191)

Profit for the year						130,620

Segment assets	1,126,937	385,443	371,614	444,570	1,551,350	3,879,914
Other assets						1,443
Investments in associates and joint ventures	50,054	914	10,677	3,022	15,375	80,042
Elimination of intersegment balances (a)						(1,792,503)

Total assets						2,168,896

Segment capital expenditure	227,211	36,009	14,928	72,939	1,429	352,516

Segment liabilities	445,919	141,889	203,179	195,385	717,104	1,703,476
Other liabilities						94,331
Elimination of intersegment balances (a)						(809,659)

Total liabilities						988,148

FINANCIAL STATEMENTS	2013 ANNUAL REPORT

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

Geographical information

	Turnover		Non-current assets (b)
	2013	2012	December 31, 2013	December 31, 2012
	RMB	RMB	RMB	RMB
Mainland China	1,503,897	1,492,636	1,674,106	1,579,874
Other	754,227	702,660	221,136	189,266

	2,258,124	2,195,296	1,895,242	1,769,140

(a)	Elimination of intersegment balances represents elimination of intersegment accounts and investments.
(b)	Non-current assets mainly include non-current assets other than financial instruments and deferred tax assets.

39 APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the Board of Directors on March 20, 2014 and will be submitted to shareholders for approval at the annual general meeting to be held on May 22, 2014.

PETROCHINA COMPANY LIMITED SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED) (Amounts in millions unless otherwise stated)	FINANCIAL STATEMENTS

In accordance with the Accounting Standards Update 2010-03 Extractive Activities – Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (an update of Accounting Standards Codification Topic 932 Extractive Activities – Oil and Gas or “ASC 932”) issued by the Financial Accounting Standards Board and corresponding disclosure requirements of the U.S. Securities and Exchange Commission, this section provides supplemental information on oil and gas exploration and development; and results of operation related to oil and gas producing activities of the Company and its subsidiaries (the “Group”) and also the Group’s investments that are accounted for using the equity method of accounting.

The supplemental information presented below covers the Group’s proved oil and gas reserves estimates, historical cost information pertaining to capitalised costs, costs incurred for property acquisitions, exploration and development activities, result of operations for oil and gas producing activities, standardised measure of estimated discounted future net cash flows and changes in estimated discounted future net cash flows.

The “Other” geographic area includes oil and gas producing activities principally in countries such as Kazakhstan, Venezuela and Indonesia. As the Group does not have significant reserves held through its investments accounted for using the equity method, information presented in relation to these equity method investments is presented in the aggregate.

Proved Oil and Gas Reserve Estimates

Proved oil and gas reserves cannot be measured exactly. Reserve estimates are based on many factors related to reservoir performance that require evaluation by the engineers interpreting the available data, as well as price and other economic factors. The reliability of these estimates at any point in time depends on both the quality and quantity of the technical and economic data, and the production performance of the reservoirs as well as engineering judgment. Consequently, reserve estimates are subject to revision as additional data become available during the producing life of a reservoir. When a commercial reservoir is discovered, proved reserves are initially determined based on limited data from the first well or wells. Subsequent data may better define the extent of the reservoir and additional production performance, well tests and engineering studies will likely improve the reliability of the reserve estimate. The evolution of technology may also result in the application of improved recovery techniques such as supplemental or enhanced recovery projects, or both, which have the potential to increase reserves.

Proved oil and gas reserves are the estimated quantities of crude oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulation before the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether the estimate is a deterministic estimate or probabilistic estimate.

Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period before the ending date of the period covered by this report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. The costs shall be that prevailing at the end of the period.

Proved developed oil and gas reserves are proved reserves that can be expected to be recovered:

a. Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared with the cost of a new well.

b. Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

FINANCIAL STATEMENTS	2013 ANNUAL REPORT

PETROCHINA COMPANY LIMITED SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED) (Amounts in millions unless otherwise stated)

Proved undeveloped oil and gas reserves are proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

The taxes, fees and royalty in China are domestic tax schemes and are paid in cash to PRC authorities. The proved reserves includes quantities that are ultimately produced and sold to pay these taxes, fees and royalty.

Proved reserve estimates as of December 31, 2013 and 2012 were based on reports prepared by DeGolyer and MacNaughton, Gaffney, Cline & Associates, McDaniel & Associates, and GLJ independent engineering consultants.

Estimated quantities of net proved crude oil and condensate and natural gas reserves and of changes in net quantities of proved developed and undeveloped reserves for each of the periods indicated are as follows:

	Crude Oil and Condensate	Natural Gas	Total – All products
	(million barrels)	(billion cubic feet)	(million barrels of oil equivalent)
Proved developed and undeveloped reserves

The Group
Reserves at December 31, 2011	11,128	66,653	22,237
Changes resulting from:
Revisions of previous estimates	(16)	(2,731)	(471)
Improved recovery	86	—	86
Extensions and discoveries	737	6,218	1,773
Production	(917)	(2,559)	(1,343)

Reserves at December 31, 2012	11,018	67,581	22,282
Changes resulting from:
Revisions of previous estimates	(124)	(6,415)	(1,193)
Improved recovery	84	—	84
Extensions and discoveries	775	10,959	2,601
Production	(933)	(2,802)	(1,400)

Reserves at December 31, 2013	10,820	69,323	22,374

Proved developed reserves at:
December 31, 2012	7,396	31,607	12,663
December 31, 2013	7,219	32,813	12,688

Proved undeveloped reserves at:
December 31, 2012	3,622	35,974	9,619
December 31, 2013	3,601	36,510	9,686

Equity method investments
Share of proved developed and undeveloped reserves of associates and joint ventures
December 31, 2012	517	181	547
December 31, 2013	494	416	563

PETROCHINA COMPANY LIMITED SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED) (Amounts in millions unless otherwise stated)	FINANCIAL STATEMENTS

At December 31, 2013, total proved developed and undeveloped reserves of the Group and equity method investments is 22,937 million barrels of oil equivalent (December 31, 2012: 22,829 million barrels of oil equivalent), comprising 11,314 million barrels of crude oil and condensate (December 31, 2012: 11,535 million barrels) and 69,739 billions of cubic feet of natural gas (December 31, 2012: 67,762.4 billions of cubic feet).

At December 31, 2013, 9,977 million barrels (December 31, 2012: 10,219 million barrels) of crude oil and condensate and 68,085 billion cubic feet (December 31, 2012: 66,446.1 billion cubic feet) of natural gas proved developed and undeveloped reserves of the Group are located within Mainland China, and 843 million barrels (December 31, 2012: 799 million barrels) of crude oil and condensate and 1,238 billion cubic feet (December 31, 2012: 1,135.1 billion cubic feet) of natural gas proved developed and undeveloped reserves of the Group are located overseas.

Capitalised Costs

	December 31, 2013	December 31, 2012
	RMB	RMB

The Group
Property costs and producing assets	1,166,870	1,031,356
Support facilities	328,504	298,601
Construction-in-progress	120,745	102,496

Total capitalised costs	1,616,119	1,432,453
Accumulated depreciation, depletion and amortisation	(694,318)	(596,428)

Net capitalised costs	921,801	836,025

Equity method investments
Share of net capitalised costs of associates and joint ventures	35,060	39,442

Costs Incurred for Property Acquisitions, Exploration and Development Activities

	2013
	Mainland China	Other	Total
	RMB	RMB	RMB

The Group
Property acquisition costs	—	17,701	17,701
Exploration costs	38,051	5,238	43,289
Development costs	137,783	25,563	163,346

Total	175,834	48,502	224,336

Equity method investments
Share of costs of property acquisition, exploration and development of associates and joint ventures	—	3,036	3,036

FINANCIAL STATEMENTS	2013 ANNUAL REPORT

PETROCHINA COMPANY LIMITED SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED) (Amounts in millions unless otherwise stated)

	2012
	Mainland China	Other	Total
	RMB	RMB	RMB

The Group
Property acquisition costs	—	24,586	24,586
Exploration costs	39,049	1,879	40,928
Development costs	152,534	21,355	173,889

Total	191,583	47,820	239,403

Equity method investments
Share of costs of property acquisition, exploration and development of associates and joint ventures	—	4,477	4,477

Results of Operations for Oil and Gas Producing Activities

The results of operations for oil and gas producing activities for the years ended December 31, 2013 and 2012 are presented below. “Turnover” includes sales to third parties and inter-segment sales (at arm’s-length prices), net of value-added taxes. Resource tax, crude oil special gain levy and other taxes are included in “taxes other than income taxes”. Income taxes are computed using the applicable statutory tax rate, reflecting tax deductions and tax credits for the respective years ended.

	2013
	Mainland China	Other	Total
	RMB	RMB	RMB

The Group
Turnover
Sales to third parties	82,422	59,120	141,542
Intersegment sales	471,514	2,069	473,583

	553,936	61,189	615,125
Production costs excluding taxes	(108,302)	(9,039)	(117,341)
Exploration expenses	(21,548)	(3,753)	(25,301)
Depreciation, depletion and amortisation	(88,569)	(15,739)	(104,308)
Taxes other than income taxes	(110,350)	(17,648)	(127,998)
Accretion expense	(4,505)	(185)	(4,690)
Income taxes	(42,352)	(5,325)	(47,677)

Results of operations from producing activities	178,310	9,500	187,810

Equity method investments
Share of profit for producing activities of associates and joint ventures	—	8,392	8,392

Total of the Group and equity method investments results of operations for producing activities	178,310	17,892	196,202

PETROCHINA COMPANY LIMITED SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED) (Amounts in millions unless otherwise stated)	FINANCIAL STATEMENTS

	2012
	Mainland China	Other	Total
	RMB	RMB	RMB

The Group
Turnover
Sales to third parties	82,064	62,233	144,297
Intersegment sales	472,366	675	473,041

	554,430	62,908	617,338
Production costs excluding taxes	(95,085)	(7,581)	(102,666)
Exploration expenses	(22,811)	(1,161)	(23,972)
Depreciation, depletion and amortisation	(80,293)	(14,196)	(94,489)
Taxes other than income taxes	(116,030)	(17,307)	(133,337)
Accretion expense	(4,098)	(139)	(4,237)
Income taxes	(44,568)	(7,045)	(51,613)

Results of operations from producing activities	191,545	15,479	207,024

Equity method investments

Share of profit for producing activities of associates and joint ventures	—	9,650	9,650

Total of the Group and equity method investments results of operations for producing activities	191,545	25,129	216,674

Standardised Measure of Discounted Future Net Cash Flows

The standardised measure of discounted future net cash flows related to proved oil and gas reserves at December 31, 2013 and 2012 is based on the prices used in estimating the Group’s proved oil and gas reserves, year-end costs, currently enacted tax rates related to existing proved oil and gas reserves and a 10% annual discount factor. “Future cash inflows from sales of oil and gas” are net of value-added taxes. Corporate income taxes are included in “future income tax expense”. Other taxes are included in “future production costs” as production taxes.

The standardised measure of discounted future net cash flows related to proved oil and gas reserves at December 31, 2013 and 2012 is as follows:

RMB
The Group
At December 31, 2013
Future cash inflows	8,369,464
Future production costs	(3,980,886)
Future development costs	(492,655)
Future income tax expense	(812,290)

Future net cash flows	3,083,633
Discount at 10% for estimated timing of cash flows	(1,532,368)

Standardised measure of discounted future net cash flows	1,551,265

FINANCIAL STATEMENTS	2013 ANNUAL REPORT

PETROCHINA COMPANY LIMITED SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED) (Amounts in millions unless otherwise stated)

RMB
The Group
At December 31, 2012
Future cash inflows	8,716,686
Future production costs	(4,046,065)
Future development costs	(507,905)
Future income tax expense	(883,544)

Future net cash flows	3,279,172
Discount at 10% for estimated timing of cash flows	(1,599,993)

Standardised measure of discounted future net cash flows	1,679,179

At December 31, 2013, RMB 1,473,852 (December 31, 2012: RMB 1,599,784) of standardised measure of discounted future net cash flows related to proved oil and gas reserves located within mainland China and RMB 77,413 (December 31, 2012: RMB 79,395) of standardised measure of discounted future net cash flows related to proved oil and gas reserves located overseas.

Share of standardised measure of discounted future net cash flows of associates and joint ventures:

December 31, 2013	39,187
December 31, 2012	50,789

Changes in Standardised Measure of Discounted Future Net Cash Flows

Changes in the standardised measure of discounted net cash flows for the Group for each of the years ended December 31, 2013 and 2012 are as follows:

	2013	2012
	RMB	RMB

The Group
Beginning of the year	1,679,179	1,677,627
Sales and transfers of oil and gas produced, net of production costs	(350,512)	(380,439)
Net changes in prices and production costs and other	(216,677)	(7,750)
Extensions, discoveries and improved recovery	265,039	212,372
Development costs incurred	70,183	13,420
Revisions of previous quantity estimates	(117,817)	(58,354)
Accretion of discount	178,064	214,045
Net change in income taxes	43,806	8,258

End of the year	1,551,265	1,679,179

2013 ANNUAL REPORT	Corporate Information

CORPORATE INFORMATION

Board of Directors

Chairman:	Zhou Jiping
Executive Directors:	Liao Yongyuan	Wang Dongjin
Non-executive Directors:	Li Xinhua	Wang Guoliang
Yu Baocai
Independent Non-executive Directors:	Liu Hongru	Franco Bernabè
	Li Yongwu	Cui Junhui	Chen Zhiwu

Secretary to the Board of Directors:	Wu Enlai

Supervisory Committee

Chairman:	Wang Lixin
Supervisors:	Guo Jinping	Li Qingyi	Wang Guangjun
	Yao Wei	Liu Hehe
Independent Supervisor:	Wang Daocheng	Fan Fuchun

Other Senior Management

Sun Longde	Liu Hongbin	Zhao Zhengzhang
Bo Qiliang	Huang Weihe	Xu Fugui
Yu Yibo	Lin Aiguo	Wu Enlai

Authorised Representatives

Wang Guoliang	Wu Enlai

Corporate Information

Auditors

Overseas Auditors	Domestic Auditors
KPMG Certified Public Accountants	KPMG Huazhen (Special General Partnership)
8th Floor, Prince’s Building	8th Floor, Tower E2, Oriental Plaza
10 Chater Road	1 East Chang An Avenue
Central, Hong Kong	Beijing, PRC

Legal Advisers to the Company

as to Hong Kong law:	as to United States law:
Freshfields Bruckhaus Deringer	Shearman & Sterling
3705 China World Office Two	12th Floor
1 Jianguomenwai Avenue	Gloucester Tower
Beijing	The Landmark
15 Queen’s Road
Central
Hong Kong

as to PRC law:
King & Wood Mallesons
20/F, East Tower , World Financial Center
No.1 East 3rd Ring Middle Road
Chaoyang District
Beijing 100020
PRC

Hong Kong Representative Office

Unit 3705
Tower 2 Lippo Centre
89 Queensway
Hong Kong

2013 ANNUAL REPORT	Corporate Information

Hong Kong Share Registrar and Transfer Office

Hong Kong Registrars Limited
Rooms 1712-16, 17th Floor,
Hopewell Centre, 183 Queen’s Road East
Hong Kong

Principal Bankers

Industrial and Commercial Bank of China,	Bank of China, Head Office
Head Office	1 Fuxingmennei Avenue
55 Fuxingmennei Avenue	Xicheng District
Xicheng District	Beijing, PRC
Beijing, PRC

China Construction Bank	China Development Bank
25 Finance Street	29 Fuchengmenwai Avenue
Xicheng District	Xicheng District
Beijing, PRC	Beijing, PRC

Bank of Communications, Beijing Branch	CITIC Bank, Headquarters
Tongtai Mansion, 33 Finance Street	A27 Finance Street
Xicheng District	Xicheng District
Beijing, PRC	Beijing, PRC

Agricultural Bank of China, Head Office
23A Fuxing Road
Haidian District
Beijing, PRC

Depository

BNY Mellon Shareowner Services
P.O. Box 30170
College Station, TX 77842-3170

Corporate Information

Publications

As required by the Securities Law of the United States, the Company will file an annual report on Form 20-F with the U.S. Securities and Exchange Commission (“SEC”) on or before April 30, 2014. The annual report on Form 20-F contains a detailed description of the Company’s businesses, operating results and financial conditions. Copies of the annual report and the Form 20-F submitted to the SEC will be made available at the following addresses:

PRC	PetroChina Company Limited
No. 9 Dongzhimen North Street, Dongcheng District
Beijing 100007
PRC
Tel: 86(10) 5998 5667
Fax: 86(10) 6209 5667

Hong Kong	PetroChina Company Limited
Unit 3705
Tower 2 Lippo Centre
89 Queensway
Hong Kong
Tel: (852) 2899 2010
Fax: (852) 2899 2390

USA	BNY Mellon Shareowner Services
P.O. Box 30170
College Station, TX 77842-3170

Overnight correspondence should be sent to:
BNY Mellon Shareowner Services
211 Quality Circle, Suite 210
College Station, TX 77845
Calling from within the US (toll-free): 1-888-BNY-ADRS
International call: 1-201-680-6825
Email: shrrelations@cpushareownerservices.com
Website: www.mybnymdr.com

Shareholders may also browse or download the annual report of the Company and the Form 20-F filed with the SEC from the official website of the Company at www.petrochina.com.cn.

Investment Information for Reference

Please contact our Hong Kong Representative Office for other information about the Company.

2013 ANNUAL REPORT	Documents Available for Inspection

DOCUMENTS AVAILABLE FOR INSPECTION

The following documents will be available for inspection at the headquarters of the Company in Beijing upon request by the relevant regulatory authorities and shareholders in accordance with the laws and regulations of the PRC and the Articles of Association:

1. The original of the annual report for 2013 signed by the Chairman of the Company.

2. The financial statements under the hand and seal of Mr Zhou Jiping, Chairman of the Company, Mr Wang Dongjin, Director and President of the Company, and Mr Yu Yibo, Chief Financial Officer of the Company.

3. The original of the Financial Report of the Company under the seal of the Auditors and under the hand of Certified Public Accountants.

4. The original copies of the documents and announcement of the Company published in the newspaper stipulated by the China Securities Regulatory Commission during the reporting period.

5. Copies of all Chinese and English announcements of the Company published on the websites of the Hong Kong Stock Exchange and the Company during the period of the annual report.

6. The Articles of Association.

Confirmation from the Directors and Senior Management

CONFIRMATION FROM THE DIRECTORS

AND SENIOR MANAGEMENT

According to the relevant provisions and requirements of the Securities Law of the People’s Republic of China and Measures for Information Disclosure of Companies Offering Shares to the Public promulgated by the China Securities Regulatory Commission, as the Board of Directors and senior management of PetroChina Company Limited, we have carefully reviewed the annual report for 2013 and concluded that this annual report truly, objectively and completely represents the business performance of the Company, it contains no false representations, misleading statements or material omissions and complies with laws, regulations and the requirements of the China Securities Regulatory Commission.

Signatures of the Directors and Senior Management:

Zhou Jiping	Liao Yongyuan	Wang Dongjin	Li Xinhua	Wang Guoliang

Yu Baocai	Liu Hongru	Franco Bernabè	Li Yongwu	Cui Junhui

Chen Zhiwu	Sun Longde	Liu Hongbin	Zhao Zhengzhang	Bo Qiliang

Huang Weihe	Xu Fugui	Yu Yibo	Lin Aiguo	Wu Enlai

March 20, 2014

This annual report is published in English and Chinese.

In the event of any inconsistency between the two versions, the Chinese version shall prevail.

PetroChina

This report is printed on recycled paper made in the People's Republic of China.

Designer: Petroleum Colour Image Center 010-80427306 64435201